Exhibit 99.2

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF

ICLICK INTERACTIVE ASIA GROUP LIMITED

15/F

Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

Tel: +852 3700 9000

MERGER PROPOSALS—YOUR VOTE IS VERY IMPORTANT

December 19, 2024

Dear iClick Interactive Asia Group Limited Shareholders:

You are cordially invited to an extraordinary general meeting of shareholders of iClick Interactive Asia Group Limited to be held on January 3, 2025 at 9:00 a.m. (Hong Kong time), or January 2, 2025 at 8:00 p.m. (New York time) at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, People’s Republic of China, and for any adjournment or postponement thereof. At the meeting, you will be asked to vote on the important matters described in detail in the notice of extraordinary general meeting of shareholders and the proxy statement accompanying this letter.

The proxy statement is being provided to you as a shareholder of iClick Interactive Asia Group Limited (“iClick,” “ListCo,” “ICLK” or the “Company”), in connection with the proposed merger with Amber DWM Holding Limited, a leading Asian digital wealth management services provider (“Amber DWM”).

At the extraordinary general meeting, you will be asked to vote on the adoption of an agreement and plan of merger, dated as of November 29, 2024, as it may be amended from time to time (the “Merger Agreement”), by and among iClick, Overlord Merger Sub Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct, wholly-owned subsidiary of iCilck (the “Merger Sub”), and Amber DWM, an exempted company incorporated with limited liability under the laws of the Cayman Islands, pursuant to which Merger Sub will merge (the “Merger” or “Business Combination”) with and into Amber DWM, with Amber DWM surviving as the surviving entity and becoming a wholly-owned subsidiary of iClick upon completion of the Merger (the “Surviving Entity”). In consideration of the Merger, shareholders of Amber DWM will exchange all of the issued and outstanding shares of Amber DWM immediately prior to the Merger for newly issued Class A ordinary shares of iClick (the “New Class A Shares”) or Class B ordinary shares of iClick (the “New Class B Shares,” and the New Class B Shares together with the New Class A Shares, the “New Ordinary Shares”) in a transaction exempt from the registration requirements under the Securities Act of 1933. Copies of the Merger Agreement and the plan of merger in respect of the Merger (the “plan of merger”) are attached as Annex A and Annex B, respectively, to the accompanying proxy statement.

The Merger values iClick at an equity value at US$40,000,000 (the “ICLK Equity Value”) on a fully-diluted basis, and values Amber DWM at an equity value at US$360,000,000 on a fully-diluted basis (the “DWM Equity Value”), assuming the completion of the DWM Asset Restructuring as described below.

At the time as the Merger becomes effective (the “Effective Time”), each share of Amber DWM (“DWM Shares”) issued and outstanding immediately prior to the Effective Time will be surrendered and cancelled in exchange for the right to receive (x) in the case of any DWM Share held by an entity to be formed or designated which shall be controlled by Mr. Michael Wu (“AB Founder Holdco”), a number of validly issued, fully paid and non-assessable New Class B Shares, and (y) in all other cases, a number of validly issued, fully paid and non-assessable New Class A Shares, in each case, equal to (a) the DWM per share value (which is in turn calculated by (i) the DWM Equity Value divided by (ii) the number of ordinary shares of Amber DWM that are outstanding immediately prior to the Effective Time), divided by (b) the ICLK per share value (which is in turn calculated by (i) the ICLK Equity Value, divided by (ii) the number of all Class A ordinary shares of iClick (“ICLK Class A Shares”) and Class B ordinary shares of iClick (“ICLK Class B Shares,” and together with the ICLK Class A Shares, “ICLK Shares”) that are outstanding immediately prior to the Effective Time on a fully-diluted basis, assuming the issuance of all ICLK Shares that are required to be issued, but have not been issued as of immediately prior to the Effective Time, in connection with the acquisition by ICLK of certain share capital of Changyi (Shanghai) Information Technology Ltd. (the “Per Share Merger Consideration”, and the aggregate number of New Class A Shares and New Class B Shares to be issued by ListCo, the “Merger Consideration”), except for (x) all ordinary shares of DWM that are owned by iClick, Amber DWM, Merger Sub or any subsidiary of Amber DWM immediately prior to the Effective Time which shall automatically be canceled and shall cease to exist, and (y) ordinary shares of Amber DWM issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such ordinary shares of Amber DWM in accordance with Section 238 of the Cayman Islands Companies Act (such ordinary shares of Amber DWM being referred to collectively as the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act.

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Upon consummation of the Merger, the existing Amber DWM shareholders and existing iClick shareholders (including holders of ADSs, the “iClick shareholders” or “ListCo shareholders”)) will own approximately 90% and 10%, respectively, of the outstanding shares of the combined company on a fully diluted and as converted basis, or 97% and 3% voting power of the combined company, respectively.

Certain existing iClick shareholders (the “Undertaking Shareholders”), who beneficially owned in the aggregate 11,626,898 ICLK Class A Shares and 4,385,078 ICLK Class B Shares, representing approximately 71% of the total voting power of iClick, have entered into a voting agreement (the “Voting Agreement”), agreeing to vote in favor of the Merger and other proposals as Amber DWM and iClick may agree as necessary or desirable in connection with the consummation of the Merger.

In connection with the Merger, each of the shareholders of Amber DWM as of the date of the Merger Agreement (the “Insider Lock-Up Signatory”) has entered into a lock-up agreement with iClick (the “Lock Agreement”) pursuant to which they have agreed not to transfer the Shares received in consideration of the Merger for a period of 12 months following the Closing Date.

The completion of the Merger is subject to the satisfaction of closing conditions set forth in the Merger Agreement, including, among other things, receipt of the Company’s shareholder approval and regulatory/stock exchange approvals (if applicable). The Merger Agreement provides for a long-stop date if the Merger is not completed by June 30, 2025. The board of directors of ListCo (the “Board”) reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. On November 29, 2024, the Board unanimously (a) determined that the Merger Agreement and the transaction agreements contemplated by the Merger Agreement are fair to and in the best interests of ListCo and its shareholders, (b) declared it advisable to enter into the Merger Agreement and the transaction agreements contemplated by the Merger Agreement, (c) authorized and approved the execution, delivery and performance of the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, and (d) resolved to direct that the authorization and approval of the Merger Agreement, the plan of merger, and the transactions contemplated under the Merger Agreement, including the Merger, be submitted to a vote at an extraordinary general meeting of the shareholders of ListCo.

After careful consideration, the Board authorized and approved the Merger Agreement and the plan of merger and recommends that you vote (a) FOR the proposal to authorize and approve the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, (b) FOR the proposal to adopt the tenth amended and restated memorandum and articles of association of ListCo in the form attached as Annex C to the accompanying proxy statement, effective immediately prior to the Effective Time (the “Amendment of M&A”); (c) FOR the proposal to approve the change of the corporate name of ListCo from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited” effective immediately prior to the Effective Time (the “Change of Name”); (d) FOR the proposal to approve the variation of the authorized share capital of ListCo effective immediately prior to the Effective Time (the “Variation of Share Capital”); (e) FOR the proposal to authorize Wing Hong Sammy Hsieh, a director of the Company, to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Amendment of M&A, the Change of Name and the Variation of Share Capital; and (f) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

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The accompanying proxy statement provides important information regarding the extraordinary general meeting and a detailed description of the Merger Agreement, the Merger and the other proposals described above, as well as detailed business and financial information about Amber DWM. You are urged to read carefully the accompanying proxy statement, the annexes included with the proxy statement and the documents incorporated by reference into the proxy statement. Please pay particular attention to and read carefully the section “Risk Factors” beginning on page 26 of the accompanying proxy statement. You can also obtain information about iClick from documents that it has previously filed with the Securities and Exchange Commission.

Regardless of the number of ICLK Shares that you own, your vote is very important. Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy card, the form of which are attached as Annex E to the accompanying proxy statement, in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by ListCo no later than 9:00 a.m. January 1, 2025 (Hong Kong time), or 8:00 p.m. December 31, 2024 (New York time), which is the deadline to lodge your proxy card. The proxy card is the “instrument appointing a proxy” as referred to in ListCo’s articles of association. Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the Board (who will also act as chairman of the extraordinary general meeting) has undertaken to demand poll voting at the meeting. Each holder of ICLK Class A Shares has one vote for each ICLK Class A Share and each holder of ICLK Class A Shares has twenty (20) votes for each ICLK Class A Share held as of the close of business in the Cayman Islands on December 18, 2024.

We will instruct JP Morgan Chase Bank, N.A. (the “ADS depositary”) to deliver to holders of ADS at the close of business in New York City on December 18, 2024, the ADS record date, an ADS proxy card, the form of which is attached as Annex F to the accompanying proxy statement, and holders of ADS as of the ADS record date will have the right to instruct the ADS depositary how to vote the ICLK Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the amendment No.1 to the deposit agreement dated October 31, 2022, by and among ListCo, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder (the “deposit agreement”). ADS holders are strongly urged to sign, complete and return the ADS proxy card to the ADS depositary in accordance with the instructions printed thereon as soon as possible and, in any event, no later than 9:00 a.m. (New York time) on December 31, 2024 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary). As the registered holder of the ICLK Class A Shares represented by ADSs, the ADS depositary will endeavor to vote (or will endeavor to cause the vote of) the ICLK Shares it holds on deposit at the extraordinary general meeting in accordance with the voting instructions timely received from holders of ADSs at the ADS record date.

Holders of ADSs will not be able to attend the extraordinary general meeting unless they cancel their ADSs and become registered holders of ICLK Class A Shares prior to the close of business in the Cayman Islands on December 18, 2024, the ICLK Share record date. ADS holders who wish to cancel their ADSs need to make arrangements to deliver the ADSs to the ADS depositary for cancellation before the close of business in New York City on December 18, 2024 together with (a) delivery instructions for the corresponding ICLK Class A Shares (name and address of person who will be the registered holder of the ICLK Class A Shares), and (b) payment of the ADS cancellation fees (US$0.05 per ADS to be cancelled) and any applicable taxes. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary will transfer registration of the ICLK Class A Shares to the former ADS holder (or a person designated by the former ADS holder).

If after the registration of ICLK Shares in your name you wish to receive a certificate evidencing the ICLK Shares registered in your name, you will need to request the registrar of the ICLK Shares to issue and mail a certificate to your attention. The ICLK Shares are not listed and cannot be traded on any stock exchange other than Nasdaq, and in such case only in the form of ADSs. As a result, if you have cancelled your ADSs to attend the extraordinary general meeting and the Merger is not completed and you wish to be able to sell your ICLK Shares on a stock exchange, you would need to deposit such ICLK Shares into ListCo’s American depositary shares program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the deposit agreement, including, among other things, payment of relevant fees of the ADS depositary for the issuance of ADSs (up to US$0.05 per ADS issued) and any applicable stock transfer taxes (if any) and related charges pursuant to the deposit agreement.

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Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your ICLK Shares in person. Please note, however, that if your ICLK Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the registered holder a proxy issued in your name.

If you have any questions or need assistance voting your ICLK Shares, please contact the Company’s Investor Relations Department at +852-3700-9100 or by email at ir@i-click.com, for Asia, or at +1 516 222 2560 or by email at tomc@coreir.com.

Sincerely,

/s/ Wing Hong Sammy Hsieh

Director, iClick Interactive Asia Group Limited

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement or determined that the accompanying proxy statement is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement is dated December 19, 2024 and is first being mailed to iClick shareholders on or about December 19, 2024.

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ICLICK INTERACTIVE ASIA GROUP LIMITED

15/F

Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

Tel: +852 3700 9000

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 3, 2025

Notice is hereby given that iClick Interactive Asia Group Limited (“iClick,” “ListCo,” “ICLK” or the “Company”) will hold an extraordinary general meeting of shareholders on January 3, 2025 at 9:00 a.m. (Hong Kong time), or January 2, 2025 at 8:00 p.m. (New York time) at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, People’s Republic of China, and for any adjournment or postponement thereof.

Only registered holders of ordinary shares, par value US$0.001 per share, of the Company (the “ICLK Shares”), whether or not represented by the Company’s American Depositary Shares (the “ADS”), at the close of business on December 18, 2024 (New York time) (the “Record Date”) or their proxy holders are entitled to vote at this extraordinary general meeting or any adjournment thereof. Beneficial owners of the ADSs are welcome to attend this extraordinary general meeting. At the meeting, you will be asked to consider and vote upon the following resolutions:

as special resolutions:

THAT the agreement and plan of merger, dated as of November 29, 2024 (the “Merger Agreement”), by and among the Company, Overlord Merger Sub Ltd. (“Merger Sub”) and Amber DWM Holding Limited (“Amber DWM”), the plan of merger (the “plan of merger”) required to be registered with the Registrar of Companies in the Cayman Islands (such plan of merger being substantially in the form attached as Annex A to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger (the “Merger”) of Merger Sub with and into Amber DWM, with Amber DWM surviving as a wholly owned subsidiary of the Company (the “Surviving Entity”), and any and all transactions contemplated by the Merger Agreement and the plan of merger, be authorized and approved;

THAT the ninth amended and restated memorandum and articles of association of the Company be further amended and restated by their deletion in their entirety and the substitution of in their place of the tenth amended and restated memorandum and articles of association of the Company in the form attached as Annex C to the accompanying proxy statement with effective immediately prior to the effective time (the “Effective Time”) of the Merger (the “Amendment of M&A”);

THAT the name of the Company be changed from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited” effective immediately prior to the Effective Time (the “Change of Name”);

THAT immediately prior to the Effective Time, the authorized share capital of the Company be varied as follows: all ICLK Class A Shares and all ICLK Class B Shares the holders of which have delivered a written notice to iClick to convert its ICLK Class B Shares to ICLK Class A Shares with immediate effect on the Closing Date immediately before the Effective Time (such ICLK Class B Shares, the “Converting ICLK Class B Shares”), in the authorized share capital of the Company (including all issued and outstanding ICLK Class A Shares and Converting ICLK Class B Shares, and all authorized but unissued ICLK Class A Shares and ICLK Class B Shares) shall be re-designated as New Class A Shares, all ICLK Class B Shares other than the Converting ICLK Class B Shares shall be re-designated as New Class B Shares (unless such New Class B Shares are otherwise required to be automatically converted into New Class A Shares in accordance with the Amendment of M&A (assuming the Amendment of M&A proposal is approved)), and the authorized share capital of the Company shall be US$1,300,000 divided into 1,300,000,000 New Ordinary Shares comprising of (x) 1,191,000,000 New Class A Shares, and (y) 109,000,000 New Class B Shares (the “Variation of Share Capital”);

as an ordinary resolution:

THAT Wing Hong Sammy Hsieh, a director of the Company, be authorized to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Amendment of M&A, the Change of Name and the Variation of Share Capital.

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if necessary, as an ordinary resolution:

THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

After careful consideration, the board of directors of the Company (the “Board”) authorized and approved the Merger Agreement and the plan of merger and recommends that you vote (a) FOR the proposal to authorize and approve the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, (b) FOR the proposal to adopt the tenth amended and restated memorandum and articles of association of the Company in the form attached as Annex C to the accompanying proxy statement, effective immediately prior to the Effective Time; (c) FOR the proposal to approve the change of the corporate name of the Company from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited” effective immediately prior to the Effective Time; (d) FOR the proposal to approve the variation of the authorized share capital of the Company effective immediately prior to the Effective Time; (e) FOR the proposal to authorize Wing Hong Sammy Hsieh, a director of the Company, to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Amendment of M&A, the Change of Name and the Variation of Share Capital; and (f) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

In order for the Merger to be consummated, the Merger Agreement, the plan of merger and the transactions contemplated under the Merger Agreement and the plan of merger, including the Merger must be authorized and approved by a special resolution of the Company passed by a majority of not less than two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

As of the date of this proxy statement, the Undertaking Shareholders beneficially owned in the aggregate 11,626,898 ICLK Class A Shares and 4,385,078 ICLK Class B Shares, representing approximately 71% of the total voting power of the Company. Pursuant to the terms of a voting agreement dated November 29, 2024, by and among the Undertaking Shareholders, the Company and Amber DWM (the “Voting Agreement”), these ICLK Shares will be voted in favor of the authorization and approval of the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger.

Regardless of the number of ICLK Shares that you own, your vote is very important. Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy card in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by the Company no later than 9:00 a.m. January 1, 2025 (Hong Kong time), or 8:00 p.m. December 31, 2024 (New York time), which is the deadline to lodge your proxy card. The proxy card is the “instrument appointing a proxy” as referred to in the Company’s articles of association. Voting at the extraordinary general meeting will take place by poll voting, as the Chairman of the Board of the Company has undertaken to demand poll voting at the meeting. Each holder of ICLK Class A Share has one vote for each ICLK Class A Share and each holder of ICLK Class B Share has twenty (20) votes for each ICLK Class B Share held as of the close of business in the Cayman Islands on December 18, 2024.

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If you own ADSs, each representing five ICLK Class A Shares, you will not be able to attend the extraordinary general meeting and you cannot vote at the extraordinary general meeting directly, but you may instruct JP Morgan Chase Bank, N.A., (the “ADS depositary”) (as the registered holder of the ICLK Class A Shares underlying the ADSs) how to vote the ICLK Class A Shares underlying your ADSs. We will instruct the ADS depositary to deliver to holders of ADS at the close of business in New York City on December 18, 2024, the ADS record date, an ADS proxy card, the form of which is attached as Annex F to the accompanying proxy statement, and holders of ADS as of the ADS record date will have the right to instruct the ADS depositary how to vote the ICLK Class A Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the deposit agreement (defined below). ADS holders are strongly urged to sign, complete and return the ADS proxy card to the ADS depositary in accordance with the instructions printed thereon as soon as possible and, in any event, no later than 9:00 a.m. (New York time) on December 31, 2024 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary). Pursuant to terms of the Amendment No.1 to the Deposit Agreement (the “Deposit Agreement”) dated October 31, 2022, by and among ListCo, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder, the ADS depositary will not vote or attempt to exercise the right to vote any ICLK Shares other than in accordance with those instructions or deemed instructions. Alternatively, you may vote directly at the extraordinary general meeting if you surrender your ADSs to the ADS depositary, pay the ADS depositary’s fees required for the cancellation of the ADSs, provide instructions for the registration of the corresponding ICLK Shares, and certify that you have not given, and will not give, voting instructions as to the ADSs (or alternatively, you will not vote the ICLK Shares) before the close of business in New York City on December 18, 2024, and become a registered holder of ICLK Shares by the close of business in the Cayman Islands on December 18, 2024. In addition, if you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote at the extraordinary general meeting.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your ICLK Shares in person. Please note, however, that if your ICLK Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the registered holder a proxy issued in your name.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted.

If you receive more than one proxy card because you own ICLK Shares that are registered in different names, please vote all of your ICLK Shares shown on each of your proxy cards in accordance with the instructions set forth on each such proxy card.

PLEASE DO NOT SEND YOUR ICLK SHARE CERTIFICATES AT THIS TIME. IF THE MERGER IS CONSUMMATED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.

The Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger are described in the accompanying proxy statement. Copies of the Merger Agreement and the plan of merger are included as Annex A and Annex B, respectively, to the accompanying proxy statement. We urge you to read the entire accompanying proxy statement carefully.

Notes:

1. Where there are joint holders of any ICLK Share, any one of such joint holders may vote, either in person or by proxy, in respect of such ICLK Share as if he or she were solely entitled thereto, but if more than one of such joint holders are present at any meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

2. The instrument appointing a proxy must be in writing under the hand of the appointor or of his or her attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney or other person duly authorized.

3. A proxy need not be a member (registered shareholder) of the Company.

4. The chairman of the extraordinary general meeting may at his or her discretion direct that a proxy card will be deemed to have been duly deposited where sent by email or telefax upon receipt of email or telefax confirmation that the signed original thereof has been sent. A proxy card that is not deposited in the manner permitted will be invalid.

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5. Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the ICLK Share or ICLK Shares in respect of which the proxy is given, unless notice in writing of such death, insanity, revocation or transfer is received by iClick at iClick’s office at 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R., People’s Republic of China, at least two hours before the commencement of the extraordinary general meeting, or adjourned meeting at which such proxy is used.

By Order of the Board of Directors,

/s/ Wing Hong Sammy Hsieh

Director, iClick Interactive Asia Group Limited

Hong Kong, People’s Republic of China

December 19, 2024

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PROXY STATEMENT

Dated December 19, 2024

SUMMARY VOTING INSTRUCTIONS

Ensure that your ICLK Shares can be voted at the extraordinary general meeting by submitting your proxy card or by contacting your broker, bank or other nominee.

If your ICLK Shares are registered in the name of a broker, bank or other nominee: check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your ICLK Shares are voted at the extraordinary general meeting.

If your ICLK Shares are registered in your name: submit your proxy as soon as possible by signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope, so that your ICLK Shares can be voted at the extraordinary general meeting in accordance with your instructions.

If you submit your signed proxy card without indicating how you wish to vote, the ICLK Shares represented by your proxy will be voted in favor of the resolutions to be proposed at the extraordinary general meeting, unless you appoint a person other than the chairman of the meeting as proxy, in which case the ICLK Shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

If you are an ADS holder, please consult the ADS proxy card attached as Annex F to this proxy statement to find out how you can vote the ICLK Class A Shares underlying your ADSs.

If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please contact iClick’s Investor Relations Department at +852-3700-9100 or by email at ir@i-click.com, for Asia, or at +1 516 222 2560 or by email at tomc@coreir.com.

TABLE OF CONTENTS

FREQUENTLY USED TERMS	3
SUMMARY TERM SHEET	6
FINANCIAL INFORMATION	17
QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING	18
COMPARATIVE PER iclk SHARE MARKET PRICE AND DIVIDEND INFORMATION	24
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	25
RISK FACTORS	26
THE EXTRAORDINARY GENERAL MEETING	67
PROPOSAL I: THE MERGER PROPOSAL	71

THE MERGER AGREEMENT	74
THE VOTING AGREEMENT	95
PROPOSAL II: THE AMENDMENT PROPOSAL	96
PROPOSAL III: THE NAME CHANGE PROPOSAL	97
PROPOSAL IV: THE VARIATION OF SHARE CAPITAL PROPOSAL	98
PROPOSAL V: THE GENERAL AUTHORIZATION PROPOSAL	99
PROPOSAL VI: THE ADJOURNMENT PROPOSAL	100
INFORMATION ABOUT Amber DWM	101
DIRECTORS AND EXECUTIVE OFFICERS	125
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	127
MATERIAL TAX CONSEQUENCES OF THE MERGER	131
WHERE YOU CAN FIND MORE INFORMATION	135
ANNEX A Agreement and Plan Of Merger	A-1
ANNEX B Plan of Merger	B-1
ANNEX C Tenth Amended and Restated Memorandum and Articles of Association of ICLK	C-1
ANNEX D Voting Agreement	D-1
ANNEX E Form of Proxy Card	E-1
ANNEX G Audited Consolidated Financial Information of Amber Dwm	G-1
ANNEX H Unaudited Pro Forma Consensed Combined Financial Information	H-1

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, (i) “iClick,” “ListCo,” the “Company,” “we,” “us,” and “our” refers to, as dictated by the context, iClick Interactive Asia Group Limited, either by itself or together with its consolidated subsidiaries and consolidated variable interest entities prior to the Merger and, following consummation of the Merger, together with iClick (as defined below); and (ii) “Amber DWM” refers to Amber DWM Holding Limited, which, following consummation of the Merger, will be a wholly owned subsidiary of iClick.

In addition, the following terms are commonly used throughout this proxy statement and have the meaning set forth below:

“AB Founder Holdco” means an entity to be formed or designated which shall be controlled by Mr. Michael Wu.

“ADS” means American depositary share, each representing five ListCo Ordinary Shares, par value US$0.001 per share, as listed on Nasdaq under the symbol “ICLK.”

“Amber Group” means Amber Global Limited, Amber DWM’s shareholder and strategic partner.

“Amber Premium” means Amber DWM Holding Limited, a Cayman Islands holding company, and its subsidiaries.

“Audit Committee” means the audit committee of the board of directors of iClick.

“Bitcoin” means the first peer-to-peer electronic cash system of global, decentralized, scarce, digital money as initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto.

“blockchain” means a cryptographically secure digital ledger that maintains a record of all transactions that occur on the network and follows a consensus protocol for confirming new blocks to be added to the blockchain.

“Board” means the board of directors of iClick.

“Closing” means the closing of the Merger.

“Closing Date” means the date of the Closing.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“crypto” means any cryptography-based market, system, application, or decentralized network.

“crypto asset” means any digital asset built using blockchain technology, including cryptocurrencies, stablecoins, and security tokens.

“cryptocurrency” means Bitcoin and alternative coins, or “altcoins,” launched after the success of Bitcoin. This category of crypto asset is designed to work as a medium of exchange, store of value, or to power applications and excludes security tokens.

“cryptoeconomy” means a new open financial system built upon crypto.

“DeFi” means “Decentralized Finance,” referring to a peer-to-peer software-based network of protocols that can be used to facilitate traditional financial services like borrowing, lending, trading derivatives, insurance and more through smart contracts.

“DWM Required Regulatory Approvals” means collectively, (i) the prior approval by the Monetary Authority of Singapore for iClick to become, immediately upon the completion of the Merger, a “20% controller” (as defined under the Payment Services Act 2019 of Singapore (“PS Act”)) of Sparrow Tech Private Limited (being a subsidiary of Amber DWM), pursuant to and in accordance with section 28(1) of the PS Act (the “SG MAS Approval”); (ii) the pre-notification of the transactions to the Virtual Assets and Regulatory Authority of Dubai in connection with FZE’s initial approval and any such required follow up notifications upon the completion of the Merger as advised by the Virtual Assets Regulatory Authority; and (iii) the submission to and approval by the Securities and Futures Commission of Hong Kong for various entities to be approved as substantial shareholders of WhaleFin HK under the Securities and Futures Ordinance (Cap. 571) in relation to the Type 1 and 7 licences in connection with the transactions, including the DWM Asset Restructuring and the Merger.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles.

“Houlihan Lokey” means Houlihan Lokey (China) Limited.

“IRS” means the U.S. Internal Revenue Service.

“ICLK Class A Share” means each class A ordinary shares of iClick, par value US$0.001 per share, with the rights and privileges as set forth in the Ninth Amended and Restated Memorandum and Articles of Association of iClick, adopted pursuant to a special resolution passed on December 19, 2018.

“ICLK Class B Share” means each class B ordinary shares of iClick, par value US$0.001 per share, with the rights and privileges as set forth in the Ninth Amended and Restated Memorandum and Articles of Association of iClick, adopted pursuant to a special resolution passed on December 19, 2018.

“ICLK Required Regulatory Approvals” means the SG MAS Approval with respect to iClick.

“ICLK Shares” shall mean, prior to the adoption of the Amendment of M&A, collectively the ICLK Class A Shares and the ICLK Class B Shares, or after the adoption of the Amendment of M&A, New Ordinary Shares.

“mining” means the process by which new blocks are created, and thus new transactions are added to the blockchain.

“New Class A Share” means each Class A ordinary share, par value US$0.001 per share, of iClick, with the rights and privileges as set forth in the Amendment of M&A.

“New Class B Share” means each Class B ordinary share, par value US$0.001 per share, of iClick, with the rights and privileges as set forth in the Amendment of M&A.

“New Ordinary Shares” shall mean, collectively, the New Class A Shares and the New Class B Shares.

“ICLK Share Plans” means ListCo’s 2018 Share Incentive Plan and Post-IPO Share Incentive Plan.

“Nasdaq” means The Nasdaq Stock Market LLC.

“PCAOB” means the Public Company Accounting Oversight Board.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933. “Shell Company Report” means the shell company report as may be required to be filed with the SEC in connection with the Merger pursuant to Rule 13a-19 or Rule 15d-19 under the Exchange Act.

“smart contract” means software that digitally facilitates or enforces a rules-based agreement or terms between transacting parties.

“stablecoin” means crypto assets designed to minimize price volatility. A stablecoin is designed to track the price of an underlying asset such as fiat money or an exchange-traded commodity (such as precious metals or industrial metals), while other stablecoins utilize algorithms that are designed to maintain a relative stable price of the asset. Stablecoins can be backed by fiat money, physical commodities or other crypto assets.

“staking” means an energy efficient equivalent of mining. Stakers use their tokens to validate transactions and create blocks. In exchange for this service, stakers earn a reward.

“US$,” “U.S. dollars,” “$,” or “dollars” means the legal currency of the United States.

“U.S. GAAP” means accounting principles generally accepted in the United States of America.

“wallet” means a place to store public and private keys for crypto assets. Wallets are typically software, hardware or paper records.

SUMMARY TERM SHEET

This summary, together with the questions and answers section that follows, highlights information included elsewhere in this proxy statement. This summary does not contain all of the information you should consider before voting on the proposals presented in this proxy statement. You should read the entire proxy statement carefully, including the annexes attached hereto. For your convenience, we have included cross references to direct you to a more complete description of the topics described in this summary.

The Companies (See Page 71)

iClick Interactive Asia Group Limited

ListCo is an exempted company with limited liability incorporated under the laws of the Cayman Islands. ListCo’s principal executive office is located at 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R., People’s Republic of China. ListCo’s telephone number at this address is +852 3700 9000. ListCo’s registered office in the Cayman Islands is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

ListCo is a renowned online marketing and enterprise solutions provider in Asia that empowers worldwide brands with full-stack consumer lifecycle solutions.

For a description of ListCo’s history, development, business and organizational structure, see ListCo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on June 20, 2024, and Form 6-Ks furnished to the SEC on July 19, 2024, September 11, 2024, September 23, 2024, September 30, 2024 and November 27, 2024, respectively, which are incorporated herein by reference.

Overlord Merger Sub Ltd.

Overlord Merger Sub Ltd. (“Merger Sub”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands and is directly and wholly-owned by ListCo. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement (as defined below), including the Merger (as defined below). The registered office address is the offices of International Corporation Services Ltd, PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.

Amber DWM Holding Limited

Amber DWM is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Amber DWM’s principal executive office is located at 1 Wallich Street, #30-02 Guoco Tower, Singapore 078881. Amber DWM’s telephone number at this address is +65 6022 0228. Amber DWM’s registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Amber DWM, operating under the well-known brand “Amber Premium,” is a leading digital wealth management platform offering private banking-level solutions tailored for the dynamic cryptoeconomy. Serving a premium clientele of esteemed institutions and qualified individuals, Amber DWM develops and supports innovative digital wealth management products. Its institutional-grade access and operations make it the top choice for one-stop digital wealth management services, providing tailored, secure solutions that drive growth in the Web3 economy.

For a more detailed description of Amber DWM’s history, development, business and organizational structure, see “Information about Amber DWM” beginning on page 101.

The Merger

You are being asked to vote to authorize and approve an agreement and plan of merger, dated as of November 29, 2024 (the “Merger Agreement”), by and among iClick, Merger Sub and Amber DWM, pursuant to which Merger Sub will merge with and into Amber DWM, with Amber DWM surviving as the surviving entity and becoming a wholly-owned subsidiary of iClick upon completion of the Merger (the “Surviving Entity”). In consideration of the Merger, shareholders of Amber DWM will exchange all of the issued and outstanding shares of Amber DWM immediately prior to the Merger for newly issued New Class A Shares or New Class B Shares.

Immediately before consummation of the Merger, iClick will change its name to “Amber International Holding Limited” and adopt the tenth amended and restated memorandum and articles of association in the form attached as Annex C to this proxy statement. Upon consummation of the Merger, the existing Amber DWM shareholders and existing iClick shareholders (including holders of ADSs) will own approximately 90% and 10%, respectively, of the outstanding shares of the combined company on a fully diluted and as converted basis, or 97% and 3% voting power of the combined company, respectively. Copies of the Merger Agreement and the plan of merger and are attached as Annex A and Annex B, respectively, to this proxy statement. You should read the Merger Agreement and the plan of merger in their entirety because they, and not this proxy statement, are the principal legal documents that govern the Merger.

Merger Consideration (See Page 72)

The Merger values iClick at an equity value at US$40,000,000 (the “ICLK Equity Value”) on a fully-diluted basis, and values Amber DWM at an equity value at US$360,000,000 on a fully-diluted basis (the “DWM Equity Value”), assuming the completion of the DWM Asset Restructuring as described below.

At the Effective Time, each share of Amber DWM (“DWM Shares”) issued and outstanding immediately prior to the Effective Time will be surrendered and cancelled in exchange for the right to receive (x) in the case of any DWM Share held by AB Founder HoldCo, a number of validly issued, fully paid and non-assessable New Class B Shares, and (y) in all other cases, a number of validly issued, fully paid and non-assessable New Class A Shares, in each case, equal to (a) the DWM per share value (which is in turn calculated by (i) the DWM Equity Value divided by (ii) the number of ordinary shares of Amber DWM that are outstanding immediately prior to the Effective Time), divided by (b) the ICLK per share value (which is in turn calculated by (i) the ICLK Equity Value, divided by (ii) the number of all ICLK Class A Shares and ICLK Class B Shares (collectively, “ICLK Shares”) that are outstanding immediately prior to the Effective Time on a fully-diluted basis, assuming the issuance of all ICLK Shares that are required to be issued, but have not been issued as of immediately prior to the Effective Time, in connection with the acquisition by iClick of certain share capital of Changyi (Shanghai) Information Technology Ltd.) (the “Per Share Merger Consideration”, and the aggregate number of New Class A Shares and New Class B Shares to be issued by ListCo, the “Merger Consideration”), except for (x) all ordinary shares of DWM that are owned by iClick, Amber DWM, Merger Sub or any subsidiary of Amber DWM immediately prior to the Effective Time which shall automatically be canceled and shall cease to exist, and (y) ordinary shares of Amber DWM issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such ordinary shares of Amber DWM in accordance with Section 238 of the Cayman Islands Companies Act (such ordinary shares of Amber DWM being referred to collectively as the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act.

The ADSs, each representing five (5) ICLK Class A Shares, are listed on Nasdaq under the symbol “ICLK.” On November 27, 2024, the last trading day prior to the date of the public announcement of the execution of the Merger Agreement, the closing price per ADS was US$7.10. On December 18, 2024, the last practicable date prior to the date of the proxy statement, the closing price per ADS was US$8.58.

Treatment of Equity Awards (See Page 72)

Each option, RSU and any other equity award of iClick that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, shall remain outstanding and shall remain subject to the terms and conditions of (a) the 2018 Share Incentive Plan, or (b) the Post-IPO Share Incentive Plan (collectively, the “ICLK Share Plans”), as applicable, and any relevant award agreements applicable to such equity plans. Record Date and Quorum (See Page 68)

You are entitled to attend and vote at the extraordinary general meeting if you have ICLK Shares registered in your name in ListCo’s register of members at the close of business in the Cayman Islands on December 18, 2024, the ICLK Share record date for voting at the extraordinary general meeting. If you own ADSs on December 18, 2024, the ADS record date (and do not convert such ADSs and become a registered holder of the ICLK Shares underlying such ADSs as explained below), you cannot attend or vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the registered holder of the ICLK Class A Shares underlying the ADSs) on how to vote the ICLK Class A Shares underlying your ADSs. We will instruct the ADS depositary to deliver to holders of ADS at the close of business in New York City on December 18, 2024, the ADS record date, an ADS proxy card, the form of which is attached as Annex F to the accompanying proxy statement, and holders of ADS as of the ADS record date will have the right to instruct the ADS depositary how to vote the ICLK Class A Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the deposit agreement. ADS holders are strongly urged to sign, complete and return the ADS proxy card to the ADS depositary in accordance with the instructions printed thereon as soon as possible and, in any event, no later than 9:00 a.m. (New York time) on December 31, 2024 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary). Alternatively, if you own ADSs on the ADS record date, you may attend and vote at the extraordinary general meeting by converting your ADSs into ICLK Class A Shares (and certifying you have not instructed, and will not instruct, the ADS depositary to vote the ICLK Class A Shares represented by your ADSs) before the close of business in New York City on December 18, 2024 and becoming a registered holder of ICLK Shares prior to the close of business in the Cayman Islands not later than December 18, 2024, the ICLK Share record date. Each outstanding ICLK Share on the ICLK Share record date entitles the holder to one vote on each matter submitted to the shareholders for authorization and approval at the extraordinary general meeting and any adjournment thereof. We expect that, as of the ICLK Share record date, there will be 44,378,953 ICLK Shares issued and outstanding and entitled to vote at the extraordinary general meeting. If you have ICLK Shares registered in your name on the ICLK Share record date, the deadline for you to lodge your proxy card and vote is 9:00 a.m. January 1, 2025 (Hong Kong time), or 8:00 p.m. December 31, 2024 (New York time). See “—Procedures for Voting” below.

Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger (See Page 68)

In order for the Merger to be consummated, the Merger Agreement, the plan of merger and the Transactions, including the Merger, must be authorized and approved by a special resolution of ListCo passed by a majority of not less than two-thirds of the votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

Based on the number of ICLK Shares we expect to be issued and outstanding and entitled to vote on the ICLK Share record date, and assuming that all shareholders will be present and vote in person or by proxy at the extraordinary general meeting, approximately 93,355,378 votes of ICLK Shareholders would need to be voted in favor of the proposal to authorize and approve the Merger Agreement, the plan of merger and the Transactions, including the Merger, in order for the proposal to be authorized and approved by a special resolution.

As of the date of this proxy statement, the Undertaking Shareholders beneficially owned in the aggregate 11,626,898 ICLK Class A Shares and 4,385,078 ICLK Class B Shares, representing approximately 71% of the total voting power of the Company. See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 127 for additional information. Pursuant to the terms of the Voting Agreement (as defined below), these Shares will be voted in favor of the authorization and approval of the Merger Agreement, the plan of merger and the Transactions, including the Merger, at the extraordinary general meeting of ListCo.

If your ICLK Shares are held in the name of a broker, bank or other nominee, your broker, bank or other nominee will not vote your ICLK Shares in the absence of specific instructions from you.

Procedures for Voting (See Page 68)

Before voting your ICLK Shares, we encourage you to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the Merger will affect you. To ensure that your ICLK Shares can be voted at the extraordinary general meeting even in the event that you are unable to attend, please complete the enclosed proxy card in accordance with the instructions set forth on the proxy card as soon as possible. The deadline for you to lodge your proxy card is 9:00 a.m. January 1, 2025 (Hong Kong time), or 8:00 p.m. December 31, 2024 (New York time).

If you own ADSs as of the close of business in New York City on December 18, 2024, the ADSs record date (and do not convert such ADSs and become a registered holder of the ICLK Class A Shares underlying such ADSs as explained below), you cannot attend or vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the registered holder of the ICLK Class A Shares underlying the ADSs) how to vote the ICLK Class A Shares underlying your ADSs. We will instruct the ADS depositary to deliver to holders of ADS at the close of business in New York City on December 18, 2024, the ADS record date, an ADS proxy card, the form of which is attached as Annex F to the accompanying proxy statement, and holders of ADS as of the ADS record date will have the right to instruct the ADS depositary how to vote the ICLK Class A Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the deposit agreement. ADS holders are strongly urged to sign, complete and return the ADS proxy card to the ADS depositary in accordance with the instructions printed thereon as soon as possible and, in any event, no later than 9:00 a.m. (New York time) on December 31, 2024 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary). Alternatively, you may attend and vote at the extraordinary general meeting if you convert your ADSs and become a registered holder of ICLK Class A Shares prior to the close of business in the Cayman Islands not later than December 18, 2024. If you wish to convert your ADSs for the purpose of voting ICLK Class A Shares, you need to make arrangements to deliver your ADSs to the ADS depositary for conversion before the close of business in New York City on December 18, 2024 together with (a) delivery instructions for the corresponding ICLK Class A Shares (name and address of person who will be the registered holder of ICLK Class A Shares), and (b) payment of the ADS cancellation fees (US$0.05 per ADS to be cancelled) and any applicable taxes. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to convert the ADSs on your behalf. Upon conversion of the ADSs, the ADS depositary will arrange for J.P. Morgan Chase Bank N.A. Hong Kong, the custodian holding the ICLK Class A Shares, to transfer registration of the ICLK Class A Shares to the former ADS holder (or a person designated by the former ADS holder). If after registration of ICLK Shares in your name, you wish to receive a certificate evidencing the ICLK Shares registered in your name, you will need to request the registrar of the ICLK Shares to issue and mail a certificate to your attention.

Purposes and Effects of the Merger (See Page 73)

The purpose of the Merger is to enable ListCo to acquire 100% control of Amber DWM in a transaction in which the holders of securities of Amber DWM will receive New Ordinary Shares.

The ADSs are currently listed on Nasdaq under the symbol “ICLK.” It is expected that, following the consummation of the Merger, ListCo will maintain its listing on Nasdaq under a new symbol “AMBR.”

Recommendations of the Board (See Page 67)

The Board of ListCo reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. On November 29, 2024, the Board unanimously (a) determined that the Merger Agreement and the transaction agreements contemplated by the Merger Agreement are fair to and in the best interests of ListCo and its shareholders, (b) declared it advisable to enter into the Merger Agreement and the transaction agreements contemplated by the Merger Agreement, (c) authorized and approved the execution, delivery and performance of the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, and (d) resolved to direct that the authorization and approval of the Merger Agreement, the plan of merger, and the transactions contemplated under the Merger Agreement, including the Merger, be submitted to a vote at an extraordinary general meeting of the shareholders of ListCo.

After careful consideration, the Board authorized and approved the Merger Agreement and the plan of merger and recommends that you vote (a) FOR the proposal to authorize and approve the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, (b) FOR the proposal to adopt the tenth amended and restated memorandum and articles of association of ListCo in the form attached as Annex C to the accompanying proxy statement, effective immediately prior to the Effective Time (the “Amendment of M&A”); (c) FOR the proposal to approve the change of the corporate name of ListCo from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited” effective immediately prior to the Effective Time (the “Change of Name”); (d) FOR the proposal to approve the variation of the authorized share capital of ListCo effective immediately prior to the Effective Time (the “Variation of Share Capital”); (e) FOR the proposal to authorize Wing Hong Sammy Hsieh, a director of the Company, to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Amendment of M&A, the Change of Name and the Variation of Share Capital; and (f) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Ownership of ListCo Ordinary Shares After the Merger (See Page 72)

Upon completion of the Transactions, the existing Amber DWM shareholders and existing iClick shareholders (including holders of ADSs) will own approximately 90% and 10%, respectively, of the outstanding shares of the combined company on a fully diluted and as converted basis, or 97% and 3% voting power of the combined company, respectively. See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 127 for additional information.

Interests of ListCo Directors and Executive Officers in the Merger (See Page 73)

In considering the recommendations of the Board to vote for the Merger Proposal, you should be aware that certain of the current directors and executive officers of ListCo have interests in the Merger that may be different from, or in addition to, the interests of unaffiliated ListCo shareholders generally and may create potential conflicts of interest. For example, pursuant to the terms of the Merger Agreement, ListCo’s directors and executive officers may be entitled to continued indemnification and insurance coverage. The Board was aware of each of these interests in reviewing, considering and negotiating the terms of the proposed Merger and in recommending that ListCo shareholders approve the adoption of the Merger Agreement.

Conditions to the Merger (See Page 90)

Conditions to Obligations of Each Party’s Obligations

The respective obligations of each of iClick, Merger Sub and Amber DWM to effect the Merger and the other transactions contemplated under the Merger Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing:

•	At the extraordinary general meeting (including any adjournments thereof), the approval of the ICLK Shareholder Matters shall have been obtained and shall remain in full force and effect.

•	The DWM Required Regulatory Approvals and the ICLK Required Regulatory Approvals shall have been made or obtained, as applicable, and shall remain effective (such condition, the “Regulatory Approval Condition”), unless iClick and Amber DWM agree on alternative arrangements in respect of the Regulatory Approval Condition in connection with alternative arrangements relating to the DWM Asset Restructuring (see “The Merger Agreement—DWM Asset Restructuring” on page 76).

•	No provision of any applicable legal requirement prohibiting, enjoining, restricting or making illegal the consummation of the transactions contemplated under the Merger Agreement shall be in effect, and no temporary, preliminary or permanent restraining order enjoining, restricting or making illegal the consummation of the transactions contemplated under the Merger Agreement shall be in effect.

•	Nasdaq approval of the listing application submitted by iClick shall have been obtained.

•	No general suspension or material limitation of trading in the ADSs has been imposed or threatened by the SEC or the Nasdaq.

•	Immediately after the Effective Time, the Board shall consist of up to seven (7) directors, to be designated by Amber DWM in writing at least ten (10) business days prior to the Closing.

Additional Conditions to Obligations of Amber DWM

In addition, the obligations of Amber DWM to consummate and effect the Merger and the other transactions contemplated under the Merger Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by Amber DWM:

•	(i) The fundamental representations of each of iClick and Merger Sub shall be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (ii) all other representations and warranties set forth in Article V of the Merger Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “ICLK Material Adverse Effect” or any similar limitation contained herein) on and as of the applicable Closing Date as though made on and as of the applicable Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have an ICLK Material Adverse Effect.

•	Each of iClick and Merger Sub shall have performed or complied with all agreements and covenants required by the Merger Agreement and the other transaction documents to be performed or complied with by it on or prior to the applicable Closing Date, in each case in all material respects.

•	No ICLK Material Adverse Effect shall have occurred since the date of the Merger Agreement.

•	The Cash Level of iClick equals or exceeds US$10 million as of December 31, 2024.

•	iClick shall have delivered to Amber DWM a certificate, signed by a duly authorized officer of iClick and dated as of the Closing Date, certifying as to the matters set forth in the four bullets above.

•	The memorandum and articles of association of iClick shall have been amended and restated in its entirety in the form of the Amendment of M&A and certain shareholders of iClick shall have converted its ICLK Class B Shares to ICLK Class A Shares.

Additional Conditions to the Obligations of iClick and Merger Sub

In addition, the obligations of iClick and Merger Sub to consummate and effect the Merger and the other transactions contemplated under the Merger Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by iClick:

•	(i) The fundamental representations of Amber DWM shall be true and correct in all respects on and as of the Closing Date as though made on and as of the a Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (ii) all other representations and warranties set forth in Article IV of the Merger Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “DWM Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a DWM Material Adverse Effect.

•	DWM shall have performed or complied with all agreements and covenants required by the Merger Agreement and the other transaction documents to be performed or complied with by it on or prior to the Closing Date, in each case in all material respects.

•	No DWM Material Adverse Effect shall have occurred since the date of the Merger Agreement.

•	The Cash Level of Amber DWM equals or exceeds US$10 million as of December 31, 2024.

•	The DWM Asset Restructuring (including any reasonable alternative structure thereof as may be agreed upon by DWM and iClick in accordance with the Merger Agreement that will provide iClick with substantially the same economic benefits, see “The Merger Agreement—DWM Asset Restructuring” on page 76) shall have been completed pursuant to the terms of the Merger Agreement.

•	Amber DWM shall have delivered to iClick a certificate, signed by a duly authorized officer of Amber DWM and dated as of the applicable Closing Date, certifying as to the matters set forth in the five bullets above.

•	Amber DWM shall have cause the Binding Undertaking to be delivered.

No Solicitation (See Page 87)

During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms and the Closing, Amber DWM shall not, and shall cause its affiliates not to, and shall direct its and its affiliates’ respective employees, agents, officers, directors, managers, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly, other than as contemplated by the Merger Agreement (including the DWM Asset Restructuring or certain capital restructuring of Amber DWM as contemplated under the Merger Agreement (the “DWM Capital Restructuring”)): (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than the parties hereto and their respective Representatives) concerning any merger, consolidation, sale of any material portion of the ownership interests and/or assets of any of the DWM Group Companies, recapitalization of any of the DWM Group Companies or similar transaction involving any of the DWM Group Companies (each, a “DWM Business Combination”); (ii) enter into any contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a DWM Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding a DWM Business Combination. Amber DWM shall, and shall cause its affiliates to, and shall cause its and its affiliates’ respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any person with respect to any DWM Business Combination.

During the period from the date of the Merger Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, iClick and Merger Sub shall not, and shall cause their respective affiliates not to, and shall direct each of iClick and Merger Sub’s and their affiliates’ respective Representatives not to, directly or indirectly, other than as contemplated by the Merger Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than the parties to the Merger Agreement and their respective Representatives) concerning any merger, consolidation, sale of ownership interests or assets of the ICLK Group Companies, recapitalization of the any ICLK Group Company or similar transaction involving any ICLK Group Company (each, an “ICLK Business Combination”); (ii) enter into any contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to an ICLK Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding an ICLK Business Combination. iClick and Merger Sub shall, and shall cause their affiliates to, and shall cause each of iClick and Merger Sub’s and their affiliates’ respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any person with respect to any ICLK Business Combination.

Termination of the Merger Agreement (See Page 91)

The Merger Agreement may be terminated at any time prior to the Closing:

•	by mutual written agreement of iClick and Amber DWM at any time;

•	by iClick or Amber DWM if the Closing shall not have occurred by June 30, 2025 (the “Outside Date”); provided, however, that such right to terminate the Merger Agreement as provided in this bullet shall not be available to iClick or Amber DWM if the action or failure to act of iClick or Merger Sub, on the one hand, or Amber DWM, on the other hand, has been a principal cause of or resulted in the failure of the Closing to occur on or before the Outside Date and such action or failure to act constitutes a breach of the Merger Agreement; provided further, that if on the Outside Date, all other conditions to the Closing have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided that each of such conditions is capable of being satisfied at the Closing) except for the Regulatory Approval Condition, such party proposing to exercise the termination right shall first engage in good faith discussion with the other party for a period of no less than five business days on alternative solution to carry out the commercial intent of the transactions before so terminating the Merger Agreement as provided in this bullet (such termination, the “Outside Date Termination”);

•	by iClick or Amber DWM if a governmental entity shall have issued a final, non-appealable order or taken any other non-appealable action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated under the Merger Agreement, including the Merger; provided, however, that such right to terminate the Merger Agreement as provided in this bullet shall not be available to iClick or Amber DWM if the issuance of such final, non-appealable Order or the taking of such non-appealable action was due to such party’s failure to comply with any provision of the Merger Agreement (such termination, the “Injunction Termination”);

•	by Amber DWM, upon a breach of any covenant or agreement set forth in the Merger Agreement on the part of any of iClick and Merger Sub, or if any representation or warranty of any of iClick and Merger Sub shall have become untrue, in either case, such that the conditions to the Closing would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by iClick or Merger Sub is curable by iClick and Merger Sub prior to the Outside Date, then Amber DWM must first provide written notice of such breach to iClick and may only terminate the Merger Agreement as provided in this bullet, if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from Amber DWM to iClick of such breach; and (ii) fifteen business days prior to the Outside Date; provided, further, that it being understood that Amber DWM may not terminate the Merger Agreement pursuant to this bullet if it shall have materially breached the Merger Agreement and such breach has not been cured (such termination, the “ICLK Breach Termination”);

•	by iClick, upon a breach of any covenant or agreement set forth in the Merger Agreement on the part of Amber DWM or if any representation or warranty of Amber DWM shall have become untrue, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by Amber DWM prior to the Outside Date, then iClick must first provide written notice of such breach to Amber DWM and may only terminate the Merger Agreement as provided in this bullet, if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from iClick to Amber DWM of such breach; and (ii) fifteen business days prior to the Outside Date; provided, further, that it being understood that iClick may not terminate the Merger Agreement pursuant to this bullet if it shall have materially breached the Merger Agreement and such breach has not been cured (such termination, the “DWM Breach Termination”); or

•	by iClick or Amber DWM, if, at the extraordinary general meeting (including any adjournments thereof), the approval of the ICLK Shareholder Matters is not obtained; provided that iClick may not terminate the Merger Agreement as provided in this bullet if such failure to obtain the ICLK Shareholder Approval is a result of any breach under the Voting Agreement by any shareholder of iClick who is a party thereto or any breach by iClick or Merger Sub under the Merger Agreement (such termination, the “Shareholder Vote Termination”).

In the event of the termination of the Merger Agreement as provided above, the Merger Agreement shall be of no further force or effect and the transactions contemplated under the Merger Agreement shall be abandoned, except for and subject to the following: (i) the Merger Agreement’s provisions regarding confidentiality, communications plan, access to information, notice of termination, effect of termination, termination fees and certain general provisions shall survive the termination of the Merger Agreement; and (ii) nothing in the Merger Agreement shall relieve any party from liability for any intentional breach of the Merger Agreement or fraud.

The Voting Agreement (See Page 95)

Concurrent with the execution of the Merger Agreement, the Undertaking Shareholders who collectively hold 11,626,898 ICLK Class A Shares and 4,385,078 ICLK Class B Shares, representing approximately 71% of the total voting power of the Company as of the date of this proxy statement, have entered into the Voting Agreement, agreeing to vote or cause to be voted all securities of iClick he, she or it beneficially owns (the “Voting Shares”) in favor of the ICLK Shareholder Matters and any proposal to adjourn or postpone such meeting of shareholders of ICLK to a later date if there are not sufficient votes to approve Transactions (including the Merger).

The Undertaking Shareholders also agree to vote or cause to be voted the Voting Shares against (A) any proposal or offer from any person (other than Amber DWM or any of its affiliates) concerning an ICLK Business Combination; (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of iClick under the Merger Agreement; and (C) except as contemplated by the Voting Agreement and the other Transaction Agreements, any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions (including the Merger) or the fulfillment of iClick’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of iClick (including any amendments to its governing documents), including, without limitation, any action that would require the consent of Amber DWM pursuant to the Merger Agreement, except if approved in writing by Amber DWM.

The terms of the Voting Agreement are described in more detail under the section entitled “The Voting Agreement” beginning on page 95.

Anticipated Accounting Treatment (See Page 73)

The Business Combination will be accounted for as a reverse acquisition (reverse merger) in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”).

Material Tax Consequence of the Merger (See Page 131)

For a description of certain material tax consequences of the Merger, please see “Material Tax Consequences of the Merger” beginning on page 131.

Risk Factors (See Page 26)

You should carefully read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and carefully consider the factors discussed in “Risk Factors” in connection with your consideration of the Merger before deciding whether to vote for approval of the proposals contained herein. Below please find a summary of the principal risks that may be relevant, including related to the Merger, business and industry of Amber Premium, ownership of the ADSs, organized under relevant headings. These risks are discussed more fully in “Risk Factors.”

Risks Related to Amber Premium’s Business

•	Amber Premium’s business lines are nascent, unproven and subject to material legal, regulatory, operational, reputational, tax and other risks in the jurisdictions where Amber Premium operates.

•	Amber Premium’s operating results have fluctuated and will significantly fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrency.

•	Due to Amber Premium’s limited operating history, it may be difficult to evaluate its business and future prospects, and Amber Premium may not be able to achieve or maintain profitability in every given period.

•	Amber Premium’s operating results are dependent on the prices of digital assets and volume of transactions that Amber Premium conducts. If such price or volume declines, Amber Premium’s business, operating results, and financial condition would be adversely affected.

•	A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if Amber Premium is unable to properly characterize a digital asset, it may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect its business, operating results, and financial condition.

•	If Amber Premium fails to develop, maintain and enhance its brand and reputation, its business operating results and financial condition may be adversely affected.

•	Amber Premium may not be able to compete effectively, which could materially and adversely affect its business, financial condition, results of operations and prospects, as well as its reputation and brands.

•	Amber Premium may be subject to inquiries, investigations, and enforcement actions by regulators and governmental authorities worldwide, including those related to sanctions, export control, and anti-money laundering.

•	Amber Premium and its third-party service providers’ failure to safeguard and manage its and its clients’ funds and digital assets could adversely impact its business, operating results and financial condition.

•	If Amber Premium cannot keep pace with rapid industry changes to provide new and innovative products and services, the use of its products and services, and consequently its revenue, could decline, which could adversely impact its business, operating results, and financial condition.

•	If Amber Premium fails to retain existing clients or attract new clients, or if its clients decrease their level of engagement with its services and platform, the business, operating results and financial condition of Amber Premium, and after consummation of the Merger, of ListCo may be significantly harmed.

•	Amber DWM is undertaking a series of corporate restructurings, and is subject to significant risks in relation to such transition, including the risk of losing clients under the WFTL Assigned Contracts.

•	Amber Premium’s business is susceptible to risks associated with international operations, including risks associated with difficulties, delays or failures in obtaining and/or maintaining the regulatory approvals, permissions, authorizations, licenses or consents that may be required to offer certain products or services in one or more international markets.

Risks Related to Cryptocurrencies and Digital Assets

•	The continuing development and acceptance of digital assets and distributed ledger technology are subject to a variety of risks.

•	Digital assets represent a new and rapidly evolving industry, and Amber Premium’s business operations and financial performance have in the past been, and may in the future be, impacted by the acceptance of Bitcoin and other digital assets.

•	The prices of digital assets are extraordinarily volatile.

•	Due to a lack of familiarity and some negative publicity associated with digital asset-related companies, existing and potential clients, counterparties and regulators may lose confidence in digital asset management companies.

•	Many digital asset transactions are irrevocable and stolen or incorrectly transferred digital assets may be irretrievable. As a result, any incorrectly executed digital asset transactions could adversely affect Amber Premium’s business operations and financial performance.

Risks Related to the Merger

•	Failure to satisfy the conditions to the Closing on a timely basis or at all could cause delay and additional expense or prevent the Merger from occurring altogether.

•	The parties may carry out alternative arrangements in relation to the DWM Asset Restructuring and the Regulatory Approval Condition, which could cause ListCo and Amber DWM not to realize some or all of the benefits that the parties expect the Merger or the DWM Asset Restructuring to achieve and could lead to other adverse effect on Listco and Amber DWM.

•	Certain of ListCo’s directors, executive officers and major shareholders have interests in the Merger that are different from, and may potentially conflict with, ListCo’s interests and the interests of its unaffiliated shareholders.

•	Amber DWM is not a publicly traded company and does not have a long operating history, making it difficult to determine the fair market value of Amber DWM or the Merger consideration.

•	Prospective financial information regarding Amber DWM and ListCo, including information used as a basis for determining the fairness of the Merger Consideration, may not prove accurate.

•	The Merger Consideration is based on ICLK Equity Value and DWM Equity Value, which will not be adjusted before or at the Closing to account for the performance of ListCo or Amber DWM.

•	Nasdaq may not approve the initial listing application in connection with the Transactions.

Risks Related to the Ownership of the ICLK Shares or ADSs

•	The multi-class share structure of ListCo with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the ICLK Class A ICLK Shares and the ADSs may view as beneficial.

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

Controlled Company Exemption (See Page 129)

It is expected that, subject to certain assumptions, Mr. Michael Wu will have the right to vote 92.9% of the New Ordinary Shares upon consummation of the Merger. As a result, ListCo will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Michael Wu will own more than 50% of ListCo’s total voting power. For so long as ListCo remains a controlled company, it will be permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of its board of directors must be independent directors or that it has to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

FINANCIAL INFORMATION

Certain Financial Information about iClick

The audited consolidated financial statements of iClick contained in its Annual Report on Form 20-F for the year ended December 31, 2023 and the unaudited consolidated financial statements of iClick contained in its Current Report on Form 6-K for the six months ended June 30, 2024 are incorporated by reference into this proxy statement.

Certain Financial Information about Amber DWM

In connection with the Merger, Amber DWM is undertaking a series of corporate restructurings, which is referred to as the DWM Asset Restructuring. See “The Merger Agreement—DWM Asset Restructuring.” The historical audited consolidated financial information of Amber DWM for the years ended June 30, 2023 and 2024, which has been prepared without taking into consideration the DWM Asset Restructuring, is included in Annex G to this proxy statement, and is also discussed in further detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Amber DWM” beginning on page 117 of this proxy statement.

The selected unaudited pro forma financial data of Amber DWM for the year ended June 30, 2024, which presents the combined financial information of Amber DWM after giving effect to the DWM Asset Restructuring, is included in the section of this proxy statement entitled “Supplemental Management’s Discussion and Analysis of Pro Forma Financial Condition and Results of Operations of Amber DWM” beginning on page 121 of this proxy statement.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting. These questions and answers may not address all questions that may be important to you as a holder of ICLIK Shares or as an ADS holder. Please also refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Why am I receiving this proxy statement?

You are receiving this proxy statement and proxy card because you owned ICLK shares prior to the close of business in the Cayman Islands on December 18, 2024, the ICLK Share record date, or ADSs, each representing five ICLK Class A Shares, prior to the close of business in the New York City on December 18, 2024, the ADS record date. This proxy statement and proxy card relate to our extraordinary general meeting (and any adjournment thereof) and describe the matters on which we would like you, as a shareholder or a holder of ADSs, to vote.

We are seeking the approval of our shareholders of the proposal to authorize and approve the Merger Agreement, the plan of merger and the Transactions, including the Merger, at an extraordinary general meeting or at any adjournment of such extraordinary general meeting. This proxy statement summarizes certain information you need to know to vote at the extraordinary general meeting. All shareholders are cordially invited to attend the extraordinary general meeting in person. However, you do not need to attend the extraordinary general meeting to vote your ICLK Shares. Instead, you may simply complete, sign, date and return the enclosed proxy card.

When and where will the extraordinary general meeting be held?

The extraordinary general meeting will be held on January 3, 2025 at 9:00 a.m. (Hong Kong time), or January 2, 2025 at 8:00 p.m. (New York time) at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, People’s Republic of China, and for any adjournment or postponement thereof.

What will I be asked to vote upon at the extraordinary general meeting?

At the extraordinary general meeting, you will be asked to vote upon the following:

•	as a special resolution, to authorize and approve the Merger Agreement, the plan of merger and the Transactions, including the Merger (the “Merger Proposal”);

•	as a special resolution, to authorize and approve the amendment and restatement of the memorandum and articles of association of ListCo effective immediately prior to the Effective Time (the “Amendment Proposal”);

•	as a special resolution, to authorize and approve the change of the name of the Company from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited” effective immediately prior to the Effective Time (the “Name Change Proposal”);

•	as a special resolution, to authorize and approve the variation of the authorized share capital of ListCo effectively immediately prior to the Effective Time (the “Variation of Share Capital Proposal”);

•	as a special resolution, to authorize Wing Hong Sammy Hsieh, a director of the Company, to do all things necessary to give effect to the Merger Agreement, the plan of merger and the Transactions, including the Merger, and in connection with the Amendment Proposal, Name Change Proposal and Variation of Share Capital Proposal (“General Authorization Proposal”); and

•	if necessary, as an ordinary resolution, to adjourn the extraordinary general meeting in order to allow ListCo to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting (the “Adjournment Proposal”).

What is the Merger Proposal?

The proposal to approve the Merger Agreement, the plan of merger and the Transactions, including the Merger. Pursuant to the Merger Agreement, the shareholders of Amber DWM will exchange all of the issued and outstanding share capital of Amber DWM for newly issued shares of iClick on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933. Upon consummation of the Merger, Amber DWM will become a wholly-owned subsidiary of iClick.

What will happen if the Merger Proposal is approved by ListCo’s shareholders?

After the Merger Proposal is approved by the ListCo’s shareholders and the satisfaction or waiver of all conditions precedent to closing set forth in the Merger Agreement, the Merger will be effected and Amber DWM will become a wholly owned subsidiary of the ListCo, with former shareholders of Amber DWM owning a majority of ListCo’s shares.

What is the Amendment Proposal?

The proposal to adopt the tenth amended and restated memorandum and articles of association of ListCo in the form attached as Annex C to this proxy statement, effective immediately prior to the Effective Time.

What is the Name Change Proposal?

The proposal to authorize and approve the change of the corporate name of ListCo from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited” effective immediately prior to the Effective Time.

What is the Variation of Share Capital Proposal?

Immediately prior to the Effective Time, the authorized share capital of the Company be varied as follows: all ICLK Class A Shares and Converting ICLK Class B Shares in the authorized share capital of the Company (including all issued and outstanding ICLK Class A Shares and Converting ICLK Class B Shares, and all authorized but unissued ICLK Class A Shares and ICLK Class B Shares) shall be re-designated as New Class A Shares, all ICLK Class B Shares other than the Converting ICLK Class B Shares shall be re-designated as New Class B Shares (unless such New Class B Shares are otherwise required to be automatically converted into New Class A Shares in accordance with the Amendment of M&A (assuming the Amendment of M&A proposal is approved)), and the authorized share capital of the Company shall be US$1,300,000 divided into 1,300,000,000 New Ordinary Shares comprising of (x) 1,191,000,000 New Class A Shares, and (y) 109,000,000 New Class B Shares.

What is the General Authorization Proposal?

The proposal to authorize Wing Hong Sammy Hsieh, a director of the Company, to do all things necessary to give effect to the Merger Agreement, the plan of merger and the Transactions, including the Merger, and in connection with the Name Change Proposal, Amendment Proposal and Variation of Share Capital Proposal.

What is the Adjournment Proposal?

The proposal to permit ListCo to adjourn the extraordinary general meeting in order to allow ListCo to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

What will happen if the Adjournment Proposal is approved by ListCo’s shareholders?

If there are insufficient proxies received at the time of the extraordinary general meeting to approve the Merger Proposal, the Amendment Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the General Authorization Proposal and the Adjournment Proposal is approved at the extraordinary general meeting, we will be able to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies to pass the resolution to be proposed at the extraordinary general meeting. If you have previously submitted a proxy on the proposals discussed in this proxy statement and wish to revoke it upon adjournment of the extraordinary general meeting, you may do so.

How does the board of directors of iClick recommend that I vote on the proposals?

After careful consideration, the Board of iClick recommends that you vote:

FOR the Merger Proposal;

FOR the Amendment Proposal;

FOR the Name Change Proposal;

FOR the Variation of Share Capital Proposal;

FOR the General Authorization Proposal; and

FOR the Adjournment Proposal.

When do you expect the Merger to be completed?

We are working toward completing the Merger as quickly as possible and currently expect the Merger to close by June 30, 2025. In order to complete the Merger, we must obtain shareholder approval of the Merger at the extraordinary general meeting and the other closing conditions under the Merger Agreement must be satisfied or waived in accordance with the Merger Agreement.

What happens if the Merger is not completed?

If ListCo’s shareholders do not authorize and approve the Merger Agreement, the plan of merger and the Transactions, including the Merger, or if the Merger is not completed for any other reason, ListCo will remain listed on Nasdaq.

Am I entitled to appraisal or dissenters’ rights in connection with the Merger Proposal?

No appraisal or dissenters’ rights are available to ListCo’s shareholders under the Companies Act of the Cayman Islands or ListCo’s memorandum and articles of association in connection with the types of actions contemplated under the Merger Proposal. As a result, holders of ICLK Shares or ADSs will not have the right to seek appraisal and payment of the fair value of the ICLK Shares, including those underlying their ADSs.

Do any of ListCo’s directors or executive officers have interests in the Merger that may differ from those of other shareholders?

Yes. Some of ListCo’s directors or executive officers have interests in the Merger that may differ from those of other shareholders. See “Proposal I: The Merger Proposal — Interests of ListCo Directors and Executive Officers in the Merger” beginning on page 73 for a more detailed discussion of how some of ListCo’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of ListCo’s shareholders generally.

Who can vote at the extraordinary general meeting of shareholders of ListCo? What constitutes a quorum?

Holders of record of ICLK Shares at the close of business in the Cayman Islands on December 18, 2024, which we refer to as the “record date,” are entitled to notice of and to vote at the extraordinary general meeting. Holders of record of ICLK Shares on the record date are entitled to one vote per share at the extraordinary general meeting on (i) the Merger Proposal; (ii) the Amendment Proposal; (iii) the Name Change Proposal; (iv) the Variation of Share Capital Proposal; (v) the General Authorization Proposal; and (vi) the Adjournment Proposal. Voting at the extraordinary general meeting will take place by poll voting, as the chairperson of the meeting will demand poll voting at the meeting.

The record date for ADS holders entitled to instruct the ADS depositary to vote at the extraordinary general meeting is December 18, 2024. Only ADS holders of ListCo at the close of business in New York City on the ADS record date are entitled to instruct the ADS depositary to vote at the extraordinary general meeting.

The presence, in person, by proxy or by corporate representative, of two shareholders entitled to vote and present in person or by proxy, or if the shareholder is a legal entity, by its duly authorized representative, shall constitute a quorum for the extraordinary general meeting. ICLK Class A Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting. ICLK Class A Shares represented by ADSs for which the ADS depositary votes at the extraordinary general meeting will be counted as present for purposes of determining the existence of a quorum.

What vote is required to approve each of the proposals?

The approval of the Merger Proposal requires a majority of not less than two-thirds of the votes cast by iClick shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Amendment Proposal requires a majority of not less than two-thirds of the votes cast by iClick shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Name Change Proposal requires a majority of not less than two-thirds of the votes cast by iClick shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Variation of Share Capital Proposal requires a majority of not less than two-thirds of the votes cast by iClick shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the General Authorization Proposal requires a majority of not less than two-thirds of the votes cast by iClick shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Adjournment Proposal requires a simple majority of the votes cast by iClick shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

How do I vote or change my vote?

Voting of ICLK Shares

If you own ICLK Shares, you may vote by proxy or in person at the extraordinary general meeting.

Voting in Person—If you hold ICLK Shares in your name as a shareholder of record and plan to attend the extraordinary general meeting and wish to vote in person, please bring proof of identification with you to the extraordinary general meeting. Even if you plan to attend the extraordinary general meeting, we strongly encourage you to submit a proxy for your ICLK Shares in advance as described below, so your vote will be counted if you later decide not to attend. If your Shares are held in “street name,” which means your ICLK Shares are held of record by a broker, bank or other nominee, and you wish to vote at the extraordinary general meeting, you must bring to the extraordinary general meeting a proxy from the record holder of the ICLK Shares (your broker, bank or nominee) authorizing you to vote at the extraordinary general meeting. To do this, you should contact your broker, bank or nominee.

Voting by Proxy—If you hold ICLK Shares in your name as a shareholder of record, then you will receive the notice for the extraordinary general meeting and a proxy card from us. You may submit a proxy for your ICLK Shares by mail without attending the extraordinary general meeting by completing, signing, dating and returning the proxy card to ListCo at 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R., People’s Republic of China, Attention: Investor Relations, no later than January 1, 2025 at 9:00 a.m. (Hong Kong time), or December 31, 2024 at 8:00 p.m. (New York time). If you hold ICLK Shares in “street name” through a broker, bank or other nominee, then you will receive the notice for the extraordinary general meeting from the broker, bank or nominee, along with the broker, bank or nominee’s voting instructions. You should instruct your broker, bank or other nominee on how to vote your ICLK Shares using the voting instructions provided. All ICLK Shares represented by properly executed proxies received in time for the extraordinary general meeting will be voted in the manner specified by the shareholders giving those proxies. Properly executed proxies that do not contain specific voting instructions will be voted “FOR” the Merger Proposal, “FOR” the Amendment Proposal, the Change of Name, “FOR” the Variation of Share Capital Proposal, “FOR” the General Authorization Proposal, and “FOR” the Adjournment Proposal.

Revocation of Proxy—Submitting a proxy on the enclosed form does not preclude a shareholder from voting in person at the extraordinary general meeting. If you hold your ICLK Shares in your name as shareholder of record, you may revoke a proxy at any time at least two hours prior to the commencement of the extraordinary general meeting by written notice of revocation or by subsequently submitting a duly executed proxy with a later date to ListCo’s Investor Relations Department, at 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R., People’s Republic of China, on or before January 3, 2025 at 7:00 a.m. (Hong Kong time), or January 2, 2025 at 6:00 p.m. (New York time), or by attending the extraordinary general meeting and voting in person. A shareholder of record may revoke a proxy by any of these methods, regardless of the method used to deliver the shareholder’s previous proxy. Attendance at the extraordinary general meeting without voting will not by itself revoke a proxy. If your ICLK Shares are held in street name through a broker, bank or other nominee, you must contact your broker, bank or nominee to revoke your proxy.

Voting of ADSs

Voting Instructions—If you own ADSs, you cannot vote at the meeting directly, but you may instruct the ADS depositary (as the holder of the ICLK Class A Shares underlying your ADSs) how to vote the ICLK Class A Shares underlying your ADSs. We will instruct the ADS depositary to deliver to holders of ADS at the close of business in New York City on December 18, 2024, the ADS record date, an ADS proxy card, the form of which is attached as Annex F to the accompanying proxy statement, and holders of ADS as of the ADS record date will have the right to instruct the ADS depositary how to vote the ICLK Class A Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the deposit agreement. ADS holders are strongly urged to sign, complete and return the ADS proxy card to the ADS depositary in accordance with the instructions printed thereon and in the depositary notice, as soon as possible and, in any event, no later than 9:00 a.m. (New York time) on December 31, 2024 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary). The ADS depositary shall endeavor, in so far as practicable, to vote or cause to be voted the number of ICLK Class A Shares represented by your ADSs in accordance with your voting instructions.

Revocation of ADS Voting Instructions—Registered holders of our ADSs who are on the books of the ADS depositary may revise their voting instructions by completing, dating and submitting a new ADS proxy card to the ADS depositary bearing a later date than the ADS proxy card sought to be revoked to the ADS depositary to be received any time prior to 9:00 a.m. on December 31, 2024 (New York time).

If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote. If your ADSs are held by your broker, bank or other nominee, see below.

If my ICLK Shares or my ADSs are held in a brokerage account, will my broker vote my ICLK Shares for me?

Your broker, bank or other nominee will only be permitted to vote your ICLK Shares on your behalf or to give voting instructions with respect to the ICLK Class A Shares underlying your ADSs if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares or the ICLK Class A Shares represented by your ADSs.

How are proxies solicited and what is the cost of soliciting proxies?

This proxy solicitation is being made and paid for by ListCo on behalf of the Board. ListCo will bear the costs of holding the extraordinary general meeting and the cost of soliciting proxies, including costs of printing and mailing the proxy card. ListCo’s directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication. These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. We will reimburse the ADS depositary, JP Morgan Chase Bank, N.A., for costs incurred by it in mailing proxy materials to ADS holders in accordance with the deposit agreement.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple proxy or voting instruction cards. For example, if you hold your ICLK Shares or ADSs in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold ICLK Shares or ADSs. If you are a holder of record and your ICLK Shares or ADSs are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card that you receive.

What do I need to do now?

We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the Merger affect you as a shareholder. After you have done so, please vote as soon as possible.

Who can help answer my other questions?

If you have more questions about the Merger Proposal, the Amendment Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the General Authorization Proposal, or the Adjournment Proposal, need assistance in submitting your proxy or voting your ICLK Shares or ADSs, or need additional copies of the proxy card or ADS proxy card, you should contact ListCo’s Investor Relations Department at +852-3700-9100 or by email at ir@i-click.com, for Asia, or at +1 516 222 2560 or by email at tomc@coreir.com.

COMPARATIVE PER iclk SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Information

iClick listed its ADSs on Nasdaq under the symbol “ICLK” on December 21, 2017. On November 14, 2022, iClick changed the ratio of the ADS representing its ICLK Class A Shares from one ADS representing one-half of one ICLK Class A Share to one ADS representing five ICLK Class A Shares. On November 27, 2024, the last trading day prior to the date of the public announcement of the execution of the Merger Agreement, the closing price per ADS was US$7.10. On December 18, 2024, the last practicable date prior to the date of the proxy statement, the closing price per ADS was US$8.58. The market price of the ADSs is subject to fluctuation. You are encouraged to obtain current market quotations for the ADS in connection with your voting.

Amber DWM is and will be a privately held company before the Closing and its securities do not trade on any exchange.

Dividend Policy

iClick has not made any dividend or distribution to its shareholders. iClick does not have any present plan to pay any cash dividends on the ICLK Shares in the foreseeable future.

Amber DWM intends to retain any future earnings to finance the operation and expansion of its business, and it does not expect to declare or pay any dividends in the foreseeable future.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, related to iClick, Amber DWM and the Merger. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These statements involve known and unknown risks, uncertainties and other factors which may cause iClick’s or Amber DWM’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” below. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would,” and similar expressions intended to identify forward-looking statements.

Forward-looking statements contained in this proxy statement are based on current expectations and beliefs concerning the future developments and events and are subject to risks and uncertainties. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, include, among other things:

•	uncertainty as to Amber DWM’s ability to continuously develop new technology, services and products and keep up with changes in the industries that it operates in;

•	uncertainty with respect to the expected growth of digital asset wealth management industry and Amber DWM’s future business development;

•	uncertainty regarding Amber DWM’s expected growth in demand and market acceptance, for its products and services;

•	uncertainty as to Amber DWM’s ability to protect and enforce its intellectual property rights;

•	uncertainty as to Amber DWM’s ability to attract and retain qualified executives and personnel;

•	uncertainty around global economy and its effect on Amber DWM’s operations, and Amber DWM’s ability to obtain adequate financing for its planned capital expenditure requirements;

•	uncertainty as to the competition in Amber DWM’s industry;

•	uncertainty as to the relevant government policies and regulations relating to Amber DWM’s industry;

•	the effect of the announcement of the Transaction on the ability of Amber DWM to maintain relationships with its customers, business partners and others with whom Amber DWM does business, or on Amber DWM’s operating results and business generally;

•	risks that the Merger disrupt current plans and operations;

•	the ability of the parties to consummate the Merger on a timely basis or at all;

•	uncertainty relating to the satisfaction of the conditions precedent to consummation of the Merger, at all or in a timely manner; and

•	the ability to achieve anticipated benefits of the Merger.

Forward-looking statements represent our estimates and assumptions only as of the date of this proxy statement. You should not rely upon forward-looking statements as predictions of future events. You should read this proxy statement and the documents that we reference and file as exhibits to this proxy statement completely and with the understanding that our actual future results may be materially different from what we expect, and the Closing may not occur. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

RISK FACTORS

You should carefully consider the risks described below, and all of the other information contained in or incorporated by reference into this proxy statement including the matters and risk factors discussed in ListCo’s Annual Report on Form 20-F for the year ended December 31, 2023 and as further updated from time to time by ListCo’s subsequent filings with the SEC, which are incorporated by reference into this proxy statement. Any of these risks could have a material and adverse effect on ListCo’s business, financial condition and results of operations. In any such case, the market price of the ADSs could decline, and you may lose all or part of your investment. You should read the section entitled “Cautionary Statement Regarding Forward-Looking Statements” above for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this proxy statement.

Risks Related to Amber Premium’s Business

Amber Premium’s business lines are nascent, not fully proven by market and subject to material legal, regulatory, operational, reputational, tax and other risks in the jurisdictions where Amber Premium operates.

Amber Premium originated in 2021 from the crypto private banking business of Amber Group, and commenced independent operations in the second half of 2023. As a result, Amber Premium is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues, any of which could have a material adverse effect on it and may force it to reduce or curtail operations. Its business model has not been fully proven and Amber Premium has limited financial data that can be used to evaluate its current business and future prospects, which subjects it to a number of uncertainties, including its ability to plan for, model and manage future growth and risks. Its historical revenue growth should not be considered indicative of its future performance. There is no assurance that Amber Premium will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations. Even if Amber Premium accomplishes these objectives, Amber Premium may not generate the anticipated positive cash flows or profits.

Furthermore, Amber Premium’s business lines are nascent, not fully proven by market and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction and are not assured to be profitable. Amber Premium may fail to be able to implement its investment or trading strategies, develop its business lines or produce a return for its investors. Amber Premium has chosen to pursue a number of different businesses in this evolving industry and in different jurisdictions. It is possible that some of these businesses or jurisdictions may be difficult to enter and/or it may become evident that a particular business is not a productive use of capital or time. This could lead it to modify its businesses and focus.

From time to time, Amber Premium may also launch new lines of business, offer new products and services within existing lines of business or undertake other strategic projects. There are substantial risks and uncertainties associated with these efforts and Amber Premium would invest significant capital and resources in such efforts. Regulatory requirements can affect whether initiatives are able to be brought to market in a manner that is timely and attractive to its clients. Initial timetables for the development and introduction of new lines of business, products or services and price and profitability targets may not be met.

Furthermore, its revenues and costs may fluctuate due to start-up costs associated with new businesses or products and services while revenues may take time to develop, which may adversely impact its results of operations. If Amber Premium is unable to successfully manage its business while reducing expenses, its ability to continue in business could depend on the ability to raise sufficient additional capital, obtain sufficient financing and monetizing assets. The occurrence of any of the foregoing risks would have a material adverse effect on its financial results, business and prospects.

Amber Premium’s operating results have fluctuated and will significantly fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrency.

Amber Premium’s leading sources of revenue are dependent on digital assets and the broader cryptoeconomy. Its operating results have fluctuated and will significantly fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrency. Significant positive or negative changes in cryptocurrency asset prices will not necessarily result in similar benefit or impairment to its operating results and financial condition. Its operating results have fluctuated and will continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of its control, including:

•	its dependence on product offerings that are dependent on digital asset trading activity, including trading volume and the prevailing trading prices for digital assets, whose trading prices and volume can be highly volatile;

•	its ability to attract, maintain, and grow its client base and engage its clients, especially its ability to maintain its relationships with certain key account clients;

•	changes in the legislative or regulatory environment, or actions by governments or regulators, including fines, orders, or consent decrees;

•	legislative or regulatory changes that impact its ability to offer certain products or services;

•	the impact of environmental, social and governance concerns surrounding digital assets;

•	pricing for its products and services;

•	investments Amber Premium makes in the development of products and services as well as technology offered to its ecosystem partners, international expansion, and sales and marketing;

•	its utilization of and dependence on centralized digital asset trading platforms and over-the-counter markets that are approved primarily based on its diligence review;

•	disputes with its clients or regulators, adverse legal proceedings or regulatory enforcement actions, judgments, settlements, or other legal proceeding and enforcement-related costs;

•	the development and introduction of existing and new products and services by it or its competitors;

•	increases in operating expenses that Amber Premium expects to incur to grow and expand its operations and to remain competitive;

•	the timing and amount of non-cash expenses, such as stock-based compensation and asset impairment;

•	system failure or outages, including with respect to third-party cryptocurrency networks, decentralized finance protocols, breaches of security or privacy or any inaccessibility of the third-party cryptocurrency networks or decentralized finance protocols due to its or third-party actions;

•	changes in accounting standards, policies, guidance and interpretations or principles;

•	its ability to attract and retain talent;

•	its ability to compete with its competitors; and

•	general economic conditions in either domestic or international markets.

For general economic conditions and regulatory measures that affect digital assets and Amber Premium’s operations, please see “—Risks Related to Cryptocurrencies and Digital Assets—The prices of digital assets are extraordinarily volatile.” As a result of these factors, it is difficult for it to forecast growth trends accurately and its business and future prospects are difficult to evaluate, particularly in the short term. In view of the rapidly evolving nature of its business and the cryptoeconomy, period-to-period comparisons of its operating results may not be meaningful, and you should not rely upon them as an indication of future performance.

Due to Amber Premium’s limited operating history, it may be difficult to evaluate its business and future prospects, and Amber Premium may not be able to achieve or maintain profitability in every given period.

Amber Premium traced its initial business back to the crypto private banking business of Amber Group commenced in 2021 and its fully independent operations only started in the second half of 2023. While Amber Premium’s revenue has grown significantly since its inception, there is no assurance that this growth rate will continue in future periods and you should not rely on the revenue growth of any given prior quarterly or annual period as an indication of Amber Premium’s future performance. Amber Premium’s limited operating history and the volatile nature of cryptoeconomy make it difficult to evaluate its current business and future prospects. Amber Premium has also encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including achieving market acceptance of its products and services, attracting and retaining clients, complying with laws and regulations that are subject to evolving interpretations and application, and increasing competition and expenses as Amber Premium expands its business. Amber Premium cannot be sure that it will be successful in addressing these and other challenges it may face, and its business may be adversely affected if Amber Premium does not manage these risks successfully.

Amber Premium’s operating results are dependent on the prices of digital assets and volume of transactions that Amber Premium conducts. If such price or volume declines, Amber Premium’s business, operating results, and financial condition would be adversely affected.

Amber Premium primarily generates commissions and execution fees in connection with the purchase, sale and trading of digital assets by its clients. Depending on product types, Amber Premium either charges a flat fee or a percentage of the value of each transaction. Declines in the volume of digital asset transactions, the price of digital assets, or market liquidity for digital assets generally may result in lower total revenue to us.

The price of digital assets and associated demand for buying, selling, and trading of digital assets have historically been subject to significant volatility. For instance, in 2017, the value of certain digital assets, including Bitcoin, experienced steep increases in value, followed by a steep decline in 2018. The collapse of several companies in the digital asset industry such as Celsius, Voyager and FTX in 2022 impacted digital assets prices at various points throughout the year and digital asset prices continue to be volatile. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, and may significantly decline in the future, without recovery. Such uncertainty and volatility depend on a number of factors, including:

•	market conditions of, and overall sentiment towards, digital assets and the cryptoeconomy, including, but not limited to, as a result of actions taken by or developments of other companies in the cryptoeconomy (for example, smart contract hacks or protocol failures encountered by other companies in the cryptoeconomy). See “—Risks Related to Cryptocurrencies and Digital Assets;”

•	changes in liquidity, volume, and trading activities;

•	trading activities on digital asset trading platforms worldwide, many of which may be unregulated, and may include manipulative activities;

•	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;

•	the speed and rate at which cryptocurrency is able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument, or other financial assets worldwide, if at all;

•	decreased user and investor confidence in digital assets and digital asset platforms;

•	negative publicity and events relating to the cryptoeconomy;

•	unpredictable social media coverage or “trending” of, or other rumors and market speculation regarding, digital assets;

•	the ability for digital assets to meet user and investor demands;

•	the functionality and utility of digital assets and their associated ecosystems and networks, including digital assets designed for use in various applications;

•	consumer preferences and perceived value of digital assets and digital asset markets;

•	increased competition from other payment services or other digital assets that exhibit better speed, security, scalability, or other characteristics;

•	regulatory or legislative changes and updates affecting the cryptoeconomy;

•	the characterization of digital assets under the laws of various jurisdictions around the world;

•	the maintenance, troubleshooting, and development of the blockchain networks underlying digital assets, including by miners, validators, and developers worldwide;

•	the ability for cryptocurrency networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

•	ongoing technological viability and security of digital assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;

•	fees and speed associated with processing digital asset transactions, including on the underlying blockchain networks and on digital asset trading platforms;

•	financial strength of market participants;

•	the availability and cost of funding and capital;

•	the liquidity of digital asset trading platforms;

•	interruptions or temporary suspensions or other compulsory restrictions in products or services from or failures of major digital asset platforms;

•	availability of an active derivatives market for various digital assets;

•	availability of banking and payment services to support cryptocurrency-related projects;

•	level of interest rates and inflation;

•	monetary policies of governments, trade restrictions, and fiat currency devaluations; and

•	national and international economic and political conditions.

There is no assurance that any digital asset will maintain its value or that there will be meaningful levels of trading activities. In the event that the price of digital assets or the demand for trading digital assets decline, Amber Premium’s business, operating results, and financial condition would be adversely affected.

A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if Amber Premium is unable to properly characterize a digital asset, it may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect its business, operating results, and financial condition.

Several jurisdictions have taken a broad-based approach to classifying digital assets as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets as “securities.” The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets.

Amber Premium has procedures to analyze whether each digital asset that it seeks to transact in could be deemed to be a “security” under applicable laws. Amber Premium’s procedures do not constitute a legal standard, but rather represent its company-developed metrics, which permits it to make a risk-based assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Regardless of its conclusions, Amber Premium could be subject to legal or regulatory action in the event a regulatory authority, or a court were to determine that a supported digital asset currently offered, sold, or traded on Amber Premium’s platform is a “security” under applicable laws. Currently, Amber Premium only permits transactions of those digital assets for which it determines there are reasonably valid arguments to conclude that conducting transactions involving those digital assets would not breach any applicable laws. Amber Premium believes that its process reflects a comprehensive and thoughtful analysis and is reasonably designed to facilitate consistent application of available legal guidance to digital assets to facilitate informed risk-based business judgment. However, it recognizes that the application of securities laws to the specific facts and circumstances of digital assets may be complex and subject to change, and that a listing determination does not guarantee any conclusion under the relevant securities laws. Amber Premium expects its risk assessment policies and procedures to continuously evolve to take into account case law, facts, and developments in technology.

There can be no assurances that Amber Premium will properly characterize any given digital asset as a security or non-security, or that the regulatory authorities, or a court, if the question was presented to it, would agree with its assessment. If a regulatory authority, or a court were to determine that a supported digital asset currently offered, sold, or traded on Amber Premium’s platform is a security, Amber Premium would not be able to offer such digital asset as part of its products or services until it is able to do so in a compliant manner. In addition, Amber Premium could be subject to judicial or administrative sanctions for failing to offer or sell the digital asset in compliance with the legal requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Clients that traded such supported digital asset through Amber Premium and suffered trading losses could also seek to rescind such transaction as the basis that it was conducted in violation of applicable law, which could subject Amber Premium to significant liability. Furthermore, if Amber Premium removes any assets from its products or services, its decision may be unpopular with users and may reduce its ability to attract and retain clients.

Further, if Bitcoin, Ethereum, or any other supported digital asset is deemed to be a security under any jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported digital asset. For instance, all transactions in such supported digital asset would have to be registered with the relevant authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported digital assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the digital asset. Also, it may make it difficult for such supported digital asset to be traded, cleared, and custodied as compared to other digital asset that are not considered to be securities.

If Amber Premium fails to develop, maintain and enhance its brand and reputation, its business operating results and financial condition may be adversely affected.

Amber Premium’s brand and reputation are key assets and a competitive advantage, and maintaining a strong brand and reputation will be an important factor in its success and its development of its business. Protecting and enhancing its brand depends largely on the success of its marketing efforts, ability to provide consistent, high-quality, and secure products, services, features, and support. Thus, maintaining, protecting, and enhancing its reputation is also important to its development plans and relationships with its partners and counterparties. Furthermore, Amber Premium believes that the importance of its brand and reputation may increase as competition in both the financial services industry and the cryptoeconomy further intensifies. Its brand and reputation could be harmed if Amber Premium fails to achieve these objectives or if its public image were to be tarnished by negative publicity, unexpected events, or actions by third parties. Unfavorable publicity regarding, for example, the quality of or changes to its products and services, litigation or regulatory activity, privacy practices, data security compromises or breaches, terms of service, employment matters, the use of its products, services, or supported digital assets for illicit or objectionable ends, the actions of its clients, employees, or the actions of other companies that provide similar services to ours, has in the past, and could in the future, adversely affect its reputation and its business.

More broadly, because the digital asset and blockchain technology sectors are relatively nascent, public opinion is underdeveloped and will continue to evolve over time. Unfavorable media coverage in relation to the cryptoeconomy may adversely impact Amber Premium’s business, its operating results and the value of any investment in it. Please see “—Risks Related to Cryptocurrencies and Digital Assets—Due to a lack of familiarity and some negative publicity associated with digital asset-related companies, existing and potential clients, counterparties and regulators may lose confidence in digital asset management companies.”

If Amber Premium fails to protect its brand image or reputation, Amber Premium may experience material adverse effects to the size, demographics, engagement, and loyalty of its clients and counterparties, resulting in decreased revenue. Any such negative publicity could have an adverse effect on the size, activity, and loyalty of its clients and counterparties and result in a decrease in revenue, which could adversely affect its business, operating results, and financial condition. See “—Risks related to Cryptocurrencies and Digital Assets—Due to a lack of familiarity and some negative publicity associated with digital asset-related companies, existing and potential clients, counterparties and regulators may lose confidence in digital asset management companies” for further discussion of these risks.

Amber Premium may not be able to compete effectively, which could materially and adversely affect its business, financial condition, results of operations and prospects, as well as its reputation and brands.

The cryptoeconomy is highly innovative, rapidly evolving, and characterized by experimentation, changing client needs, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. Amber Premium expects competition to further intensify in the future as existing players enhance their offerings and new entrants emerge. Amber Premium faces significant competition globally from a variety of market participants — ranging from crypto-native firms to large traditional financial services providers and financial technology companies. Particularly, Amber Premium faces competition from several sources, including traditional financial technology and brokerage firms that have entered the digital asset wealth management market in recent years and offer overlapping features tailored to similar client segments, companies focused on the digital asset market, some of whom are potentially able to more quickly adapt to market trends, support a broader range of digital assets, and develop new digital asset-based products and services due to a different standard of regulatory scrutiny and different internal compliance standards, as well as crypto-focused companies and traditional financial incumbents that offer point or siloed solutions.

Many innovative start-up companies and larger companies have made, and continue to make, significant investments in research and development, and Amber Premium expects these companies to continue to develop similar or superior products and technologies that compete with its products. Further, more traditional financial and non-financial services businesses may choose to offer digital asset-based services in the future as the industry gains adoption. Its current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources, or may otherwise have certain competitive advantages over it. Some of its current and potential competitors may have significantly more financial, technological, marketing and other resources than Amber Premium does and may be able to devote greater resources to the development, promotion and support of their platforms and service offerings. Its competitors may have longer operating history and greater brand recognition than it. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of its other competitors. Its competitors may be better at developing new products and services, offering more attractive fees, responding more quickly to new digital asset development and undertaking more extensive and effective marketing campaigns. More players may enter the digital asset market and intensify the market competition.

In response to competition, Amber Premium may have to lower and/or adjust the various fees that it charges to its clients or increase its operating expenses and capital expenditures to attract more clients, which could materially and adversely affect its business, margins and results of operations. If Amber Premium is not able to compete effectively, its ability to attract and retain clients may be adversely affected, the level of digital transaction activities and user engagement on its platform may decrease and its market share may be negatively affected, which could materially and adversely affect its business, financial condition, results of operations and prospects, as well as its reputation and brands.

Amber Premium may be subject to inquiries, investigations, and enforcement actions by regulators and governmental authorities worldwide, including those related to sanctions, export control, and anti-money laundering.

As Amber Premium continues to expand its business worldwide, Amber Premium has become increasingly obligated to comply with the laws, rules, regulations, policies, and legal interpretations of both the jurisdictions in which Amber Premium operates and those into which Amber Premium offers services on a cross-border basis. For instance, financial regulators outside the United States have increased their scrutiny of digital asset exchanges over time. Moreover, laws regulating financial services, the internet, mobile technologies, digital assets, and related technologies outside of the United States are highly evolving, extensive and often impose different, more specific, or even conflicting obligations on it, as well as broader liability. In addition, it is required to comply with laws and regulations related to economic sanctions and export controls enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of Commerce’s Bureau of Industry and Security, and U.S. anti-money laundering and counter-terrorist financing laws and regulations, enforced by FinCEN and certain state financial services regulators. U.S. sanctions and export control laws and regulations generally restrict dealings by persons subject to U.S. jurisdiction with certain jurisdictions that are the target of comprehensive embargoes, currently the Crimea Region, the Donetsk People’s Republic, and the Luhansk People’s Republic of Ukraine, Cuba, Iran, North Korea, and Syria, as well as with persons, entities, and governments identified on certain prohibited party lists. Nonetheless, there can be no guarantee that Amber Premium’s compliance program will prevent transactions with particular persons or addresses or prevent every potential violation of OFAC sanctions. Any present or future government inquiries relating to sanctions could result in negative consequences for Amber Premium, including costs related to government investigations, financial penalties, and harm to Amber Premium’s reputation. The impact on Amber Premium related to such matters could be substantial. Although Amber Premium has implemented controls, and is working to implement additional controls and screening tools designed to prevent sanctions violations, there is no guarantee that it will not inadvertently provide access to Amber Premium’s products and services to sanctioned parties or jurisdictions in the future.

Regulators worldwide frequently study each other’s approaches to the regulation of the cryptoeconomy. Consequently, developments in any jurisdiction may influence other jurisdictions. New developments in one jurisdiction may be extended to additional services and other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated, affecting Amber Premium’s business in another place or involving another service. Conversely, if regulations diverge worldwide, Amber Premium may face difficulty adjusting its products, services, and other aspects of Amber Premium’s business with the same effect. These risks are heightened as Amber Premium faces increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.

The complexity of international regulatory and enforcement regimes, coupled with the scope of Amber Premium’s growing operations in Asia, the Middle East and globally and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm Amber Premium’s reputation, damage Amber Premium’s brand and business, and adversely affect Amber Premium’s operating results and financial condition. Due to the uncertain application of existing laws and regulations, it may be that, despite Amber Premium’s regulatory and legal analysis concluding that certain products and services are currently unregulated, such products or services may indeed be subject to financial regulation, licensing, or authorization obligations that Amber Premium has not obtained or with which it has not complied. As a result, Amber Premium is at a heightened risk of enforcement action, litigation, regulatory, and legal scrutiny which could lead to sanctions, cease and desist orders, or other penalties and censures which could significantly and adversely affect Amber Premium’s continued operations and financial condition.

Amber Premium and its third-party service providers’ failure to safeguard and manage its and its clients’ funds and digital assets could adversely impact its business, operating results and financial condition.

Amber Premium may from time to time deposit, transfer and hold in custody with third-party custodians client funds and digital assets. Its policies, procedures, operational controls and controls over financial reporting are designed to protect it from material risks surrounding commingling of assets, conflicts of interest and the safeguarding of digital assets and client funds deposited, transferred or held in custody with third-party custodians across jurisdictions. In addition, its security technology is designed to prevent, detect, and mitigate inappropriate access to its systems, by internal or external threats.

Furthermore, its know-your-customer (“KYC”) and onboarding processes are designed to verify the identity of its clients, manage associated risks and prevent offers and sales of some digital assets and other products and services to certain persons. Amber Premium believes it has developed and maintained administrative, technical, and physical safeguards designed to comply with applicable legal requirements and industry standards.

As Amber Premium’s business continues to grow, it must continue to strengthen its associated internal controls and ensure that its third-party custodians and other service providers do the same. Its success and the success of its product offerings require significant confidence in its and its third-party service providers’ ability to properly custody and manage digital asset balances and handle large and growing transaction volumes and amounts of client funds. In addition, Amber Premium is dependent on its third-party service providers’ operations, liquidity, and financial condition for the proper custody, maintenance, use and safekeeping of these client assets. Any material failure by it or such third-party service providers to maintain the necessary controls, policies, safeguarding procedures, perceived or otherwise, or to manage the digital assets Amber Premium or they hold for or on behalf of its clients or for its own investment and operating purposes could also adversely impact its business, operating results, and financial condition. Further, any material failure by it or its third-party service providers to maintain the necessary controls or to manage client digital assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead clients to discontinue or reduce their use of its and its third-party service providers’ products and services, and result in significant penalties and fines and additional restrictions, which could adversely impact its business, operating results, and financial condition.

Furthermore, it is possible that hackers, employees or service providers acting contrary to its or its third-party custodians’ policies, or others could circumvent these safeguards to improperly access its systems or documents, or the systems or documents of its third-party service providers or agents, and improperly access, obtain and misuse client digital assets and funds. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Its and its third-party custodians’ insurance coverage for such impropriety is limited and may not cover the extent of loss nor the nature of such loss, in which case Amber Premium may be liable for the full amount of losses suffered, which could be greater than all of its assets. Its and its third-party custodians’ ability to maintain insurance is also subject to the insurance carriers’ ongoing underwriting criteria. Any loss of client funds or digital assets could result in a subsequent lapse in insurance coverage, which could cause a substantial business disruption, adverse reputational impact, inability to compete with its competitors, and regulatory investigations, inquiries, or actions. Additionally, transactions undertaken through electronic channels may create risks of fraud, hacking, unauthorized access or acquisition, and other deceptive practices. Any security incident resulting in a compromise of client assets could result in substantial costs to it and require it to notify impacted clients, and in some cases regulators, of a possible or actual incident, expose it to regulatory enforcement actions, including substantial fines, limit its ability to provide services, subject it to litigation, significant financial losses and adversely impact its brand, reputation, business, results of operations, financial condition and prospects.

If Amber Premium cannot keep pace with rapid industry changes to provide new and innovative products and services, the use of its products and services, and consequently its revenue, could decline, which could adversely impact its business, operating results, and financial condition.

Amber Premium’s industry, and the cryptoeconomy generally, has been characterized by many rapid, significant, and disruptive products and services in recent years. These include decentralized applications, which allow yield farming, staking, token wrapping, governance tokens, innovative programs to attract clients such as transaction fee mining programs, initiatives to attract traders such as trading competitions, airdrops and giveaways, staking reward programs, and novel cryptocurrency fundraising and distribution schemes. Amber Premium expects new services and technologies to continue to emerge and evolve, which may be superior to, or render obsolete, the products and services that Amber Premium currently provides. Amber Premium cannot predict the effects of new services and technologies on its business. However, its ability to grow its client base and revenue will depend in part on its ability to innovate and create successful new products and services, both independently and in conjunction with third-parties. In particular, developing and incorporating new products and services into its business may require substantial expenditures, take considerable time, and ultimately may not be successful. Any new products or services could fail to attract clients, generate revenue, or perform or integrate well with third-party applications and platforms. In addition, its ability to adapt and compete with new products and services may be inhibited by regulatory requirements and general uncertainty in the law, constraints by its banking partners and payment processors, third-party intellectual property rights, or other factors. Moreover, Amber Premium must continue to enhance its technical infrastructure and other technology offerings to remain competitive and maintain a platform that has the required functionality, performance, capacity, security, and speed to attract and retain clients. As a result, Amber Premium expects to expend significant costs and expenses to develop and upgrade its technical infrastructure to meet the evolving needs of the industry. Its success will depend on its ability to develop and incorporate new offerings and adapt to technological changes and evolving industry practices. If Amber Premium is unable to do so in a timely or cost-effective manner, its business and its ability to successfully compete, retain existing clients, and attract new clients may be adversely affected.

If Amber Premium fails to retain existing clients or attract new clients, or if its clients decrease their level of engagement with its services and platform, the business, operating results and financial condition of Amber Premium, and after consummation of the Merger, of ListCo may be significantly harmed.

Amber Premium’s success depends on its ability to retain existing clients, attract new clients and increase client engagement with its services and platform. In order to achieve this, Amber Premium must continue to offer leading technologies and ensure that its products and services are secure, reliable and engaging. It must also expand its products and services, and offer attractive fees. There is no assurance that Amber Premium will be able to continue to do so to retain its existing clients, attract new clients or keep its clients engaged. A number of factors could negatively affect client retention, growth and engagement, including:

•	clients increasingly engage with competing products and services, including products and services that Amber Premium is unable to offer due to regulatory reasons;

•	Amber Premium fails to introduce new and improved products and services, or if it introduces new products or services that are not favorably received;

•	Amber Premium fails to support new and in-demand digital assets or if it elects to support digital assets with negative reputations;

•	there are changes in sentiment about the quality or usefulness of Amber Premium’s products and services or concerns related to privacy, security, fiat pegging or other factors;

•	there are adverse changes in Amber Premium’s products and services that are mandated by legislation, regulatory authorities, or litigation;

•	clients perceive the investment products on Amber Premium’s platform to be poor investment choices, or experience significant losses in investments made on its platform;

•	technical or other problems prevent Amber Premium from delivering its services with the speed, functionality, security, and reliability that its clients expect;

•	cybersecurity incidents, employee or service provider misconduct, or other unforeseen activities cause losses to Amber Premium or its clients, including losses to assets held by Amber Premium on behalf of its clients;

•	modifications to Amber Premium’s pricing model or modifications by its competitors to their pricing models;

•	Amber Premium fails to provide adequate client service;

•	regulatory and governmental bodies in countries that Amber Premium targets for expansion express negative views towards digital wealth management platforms and, more broadly, the cryptoeconomy; and

•	Amber Premium or other companies or high-profile figures in its industry are the subject of adverse media reports or other negative publicity.

From time to time, certain of these factors have negatively affected client retention, growth, and engagement to varying degrees. If Amber Premium is unable to maintain or increase its client base and client engagement, the revenue, business, operating results and financial condition of Amber Premium, and after consummation of the Merger, of ListCo could be adversely affected. If Amber Premium’s client growth rate slows or declines, it will become increasingly dependent on its ability to maintain or increase levels of user engagement and monetization in order to drive growth of revenue.

Amber DWM is undertaking a series of corporate restructurings, and is subject to significant risks in relation to such transition, including the risk of losing clients under the WFTL Assigned Contracts.

In connection with the Merger, Amber DWM is undertaking a series of corporate restructurings, which is referred to as the DWM Asset Restructuring. Upon the completion of the DWM Asset Restructuring, Amber DWM is expected to (i) acquire 100% of the equity interests in WhaleFin Markets Limited, a company incorporated in Hong Kong, from Amber Group, its shareholder, and (ii) cause Amber Premium FZE, its wholly owned subsidiary, to assume all rights and obligations under all of the active client contracts to which WhaleFin Technologies Limited is a party. WhaleFin Technologies Limited, a Seychelles-incorporated wholly owned subsidiary of Amber Group, will remain outside of Amber DWM after the Merger. See “The Merger Agreement—DWM Asset Restructuring.”

As a result of the DWM Asset Restructuring, Amber DWM has been and is currently in the process of adjusting its business operations and corporate structure. There is no assurance that such adjustment will be successful or will result in growth, revenue or profit. Amber DWM may further experience a loss of continuity, loss of accumulated knowledge or loss of efficiency during the transitional period. Additionally, it is difficult to forecast the full impact of the DWM Asset Restructuring and it is uncertain whether the DWM Asset Restructuring will eventually be beneficial to Amber DWM. There can be no assurance that Amber DWM will be able to maintain all of the clients under the WFTL Assigned Contracts after the completion of the DWM Asset Restructuring. Amber DWM may experience a loss of clients if these clients failed to comply with Amber DWM’s evolving compliance standards or they decided to terminate their business relationships with Amber DWM due to their own compliance-related considerations. Amber DWM is also faced with risks and challenges with respect to its ability to:

•	manage changes in its business operations during the implementation and following the completion of the DWM Asset Restructuring;

•	navigate an evolving and complex regulatory environment;

•	improve and maintain its operational efficiency;

•	establish, retain and expand its client base;

•	successfully market its product and service offerings;

•	attract, retain, and motivate talented employees; and

•	anticipate and adapt to changing market conditions and demands, including technological developments and changes in competitive landscape.

If Amber DWM’s assumptions regarding these risks and uncertainties, which it uses to plan and operate its business, are incorrect or outdated, or if it does not address these risks successfully, the results of operations of Amber DWM, and after consummation of the Merger, of ListCo, could differ materially from expectations, and the business, financial condition and results of operations of Amber DWM, and after consummation of the Merger, of ListCo could be adversely affected.

Amber Premium’s business is susceptible to risks associated with international operations, including risks associated with difficulties, delays or failures in obtaining and/or maintaining the regulatory approvals, permissions, authorizations, licenses or consents that may be required to offer certain products or services in one or more international markets.

Amber Premium currently has subsidiaries in jurisdictions, such as Singapore, Hong Kong, and Dubai. Amber Premium plans to enter into or increase its presence in additional markets around the world, and any inability or failure to adequately exploit opportunities for international expansion, may harm its business and adversely affect its revenue. Amber Premium’s ability to manage its business and conduct its operations internationally requires considerable management attention and resources and is subject to particular challenges of supporting a rapidly growing business in an environment of diverse cultures, languages, customs, tax laws, legal systems, alternate dispute systems and regulatory systems. As Amber Premium continues to expand its business and client base internationally, Amber Premium will be increasingly susceptible to risks associated with international operations. These risks and challenges include:

•	difficulties, delays or failures in obtaining and/or maintaining the regulatory approvals, permissions, authorizations, licenses or consents that may be required to offer certain products or services in one or more international markets. For example, Amber Premium may not be able to obtain the final regulatory approvals for its license applications in Dubai and Hong Kong in a timely manner, or at all;

•	difficulty establishing and managing international operations and the increased operations, travel, infrastructure and legal and compliance costs associated with locations in different countries or regions;

•	the need to understand and comply with local laws, regulations and customs in multiple jurisdictions, including laws and regulations governing broker-dealer practices, some of which may be different from, or conflict with, those of other jurisdictions, and which might not permit it to operate its business or collect revenues in the same manner as Amber Premium does in such other jurisdictions;

•	its interpretations of local laws and regulations, which may be subject to challenge by local regulators;

•	difficulties in managing multiple regulatory relationships across different jurisdictions on complex legal and regulatory matters;

•	if Amber Premium was to engage in any merger or acquisition activity internationally, this is complex and would be new for it and subject to additional regulatory scrutiny;

•	the need to vary products, pricing and margins to effectively compete in international markets;

•	the need to adapt and localize products for specific countries, including obtaining rights to third-party intellectual property used in each country;

•	increased competition from local providers of similar products and services;

•	the challenge of positioning its products and services to meet a demand in the local market (also known as “product-market fit”);

•	the ability to obtain, maintain, protect, defend and enforce intellectual property rights abroad;

•	the need to offer client support and other aspects of its offering (including websites, articles, blog posts and client support documentation) in various languages;

•	compliance with anti-bribery laws, such as the Foreign Corrupt Practices Act and equivalent anti-bribery and anti-corruption requirements in local markets, by it, its employees and its business partners, and the potential for increased complexity due to the requirements on it as a group to follow multiple rule sets;

•	complexity and other risks associated with current and future legal requirements in other countries, including laws, rules, regulations and other legal requirements related to cybersecurity and data privacy frameworks and labor and employment laws;

•	the need to enter into new business partnerships with third-party service providers in order to provide products and services in the local market, which Amber Premium may rely upon to be able to provide such products and services or to meet certain regulatory obligations;

•	varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs and differences in technology service delivery in different countries;

•	fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into its reporting currency;

•	taxation of its international earnings and potentially adverse tax consequences due to requirements of or changes in the income and other tax laws of the jurisdictions in which Amber Premium operates; and

•	political or social unrest or economic instability in a specific country or region in which Amber Premium operates.

Amber Premium may not be able to penetrate or successfully operate in the markets Amber Premium chooses to enter. In addition, Amber Premium may incur significant expenses as a result of its international expansion, and Amber Premium may not be successful. Amber Premium may launch products that lack local product-market fit, face local competition from pre-existing companies offering similar products and/or face limited brand recognition in certain parts of the world, any of which could lead to non-acceptance or delayed acceptance of its products and services by clients in new markets. Product adoption and growth rates may vary significantly across different markets. Amber Premium is subject to income taxes and other taxes in the jurisdictions where Amber Premium transacts or conducts business, and such laws and tax rates vary by jurisdiction. Amber Premium is subject to review and audit by local and foreign tax authorities. Such tax authorities may disagree with tax positions Amber Premium takes, and if any such tax authority were to successfully challenge any such position, its financial condition or results of operations could be materially and adversely affected. Its failure to successfully manage these risks, or any failure to quickly exploit any opportunity for international expansion could harm its international operations in the markets Amber Premium chooses to enter and have an adverse effect on its business, financial condition and results of operations.

The wealth management products that Amber Premium distributes involve various risks and failure to identify or fully appreciate such risks may negatively affect its reputation, client relationships, results of operations and financial conditions.

Amber Premium offers its clients access to a comprehensive suite of digital wealth management products, catering to the different investment targets and risk preferences of its clients. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks. In addition, Amber Premium is subject to regulations in relation to digital assets and wealth management products distributed in different jurisdictions, and there is no assurance that its operations will be deemed as being in full compliance with such regulations at all times.

Amber Premium’s success in distributing digital wealth management products depends, in part, on its ability to successfully identify the risks associated with such products and services, and failure to identify or fully appreciate such risks may negatively affect its reputation, client relationships, results of operations and financial conditions. Although Amber Premium generally does not guarantee the principal or the return of the wealth management products available through its platform and does not bear any liabilities for any loss to capital invested in the products, Amber Premium must be cautious of the selection of the financial products it offers and must accurately describe the risks associated with those products for its clients. Although Amber Premium enforces and implements strict risk management policies and procedures, such risk management policies and procedures may not be fully effective in mitigating the risk exposure for all of its clients in all market environments or covering all types of risks. If Amber Premium fails to identify and fully appreciate the risks associated with the financial products it offers, or fails to disclose such risks to its clients, or if its clients suffer financial losses or other damages resulting from the financial products it offers, its reputation, client relationships, results of operations and financial conditions will be materially and adversely affected.

Amber Premium is not obligated to hedge its exposures, and, if Amber Premium does, hedging transactions may be ineffective or reduce its overall performance.

Amber Premium is not obligated to, and sometimes may not, hedge its exposures. However, from time to time, Amber Premium may use a variety of financial instruments and derivatives, such as options, swaps, and forward contracts, for risk management purposes, including to: protect against possible changes in the market value of its investment or trading assets resulting from fluctuations in cryptocurrency markets or securities markets and changes in interest rates; protect its unrealized gains in the value of its investments or trading assets; facilitate the sale of any such assets; enhance or preserve returns, spreads or gains on any trade or investment; hedge the interest-rate or currency-exchange risk on any of its liabilities or assets; protect against any increase in the price of any assets that Amber Premium anticipates purchasing at a later date; or to any other end that Amber Premium deems appropriate. The success of any hedging activities by it will depend, in part, on its ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the assets being hedged. Since the characteristics of many assets change as markets change or time passes, the success of its hedging strategy will also be subject to its ability to continually recalculate, readjust and execute hedges in an efficient and timely manner. In addition, while Amber Premium may enter into hedging transactions with the view to reducing risk, in certain circumstances such transactions may actually increase risk or result in a poorer overall performance for it than if Amber Premium had not engaged in such hedging transactions.

Amber Premium may make, or otherwise be subject to, trade errors.

Errors may occur with respect to trades Amber Premium executed on clients’ behalf. Trade errors can result from a variety of situations, including, for example, when the wrong investment is purchased or sold or when the wrong quantity is purchased or sold or when the execution price is wrong. Trade errors frequently result in losses, which could be material. Errors may result in disputes with clients and thus negatively impact Amber Premium’s reputation or lead to its financial losses. To the extent that an error is caused by a third party, Amber Premium may seek to recover any losses associated with the error, although there may be contractual limitations on any third party’s liability with respect to such error.

Amber Premium’s trading orders may not be timely executed.

Amber Premium helps its clients establish and maintain an overall market position in a combination of financial instruments in the digital asset market. Amber Premium’s trading orders may not be executed in a timely and efficient manner because of various circumstances, including, for example, trading volume surges or systems failures attributable to it or its counterparties, brokers, dealers, agents or other service providers. In such an event, Amber Premium might only be able to acquire or dispose of some, but not all, of the components of the positions on its clients’ behalf, or if the overall positions were to need adjustments, Amber Premium might not be able to make such adjustments on its clients’ behalf. As a result, Amber Premium would not be able to achieve its desired market position, which may result in a loss for its clients. In addition, Amber Premium can be expected to rely heavily on electronic execution systems (and may rely on new systems and technology in the future), which may be subject to certain systemic limitations or mistakes, causing the interruption of trading orders made by it on its clients’ behalf. Failure to execute orders may lead to disputes and financial losses.

Amber Premium provides collateralized loans to its clients, which exposes it to credit risks and may cause it to incur financial or reputational harm.

Amber Premium provides collateralized loans to certain clients secured by their digital asset holdings, which exposes Amber Premium to the risk of its borrowers’ inability to repay such loans or the depreciation of the value of the collateralized assets. In the future, Amber Premium may enter into credit arrangements with financial institutions to obtain more capital. Any termination or interruption in the financial institutions’ ability to lend to Amber Premium could interrupt its ability to provide capital to qualified clients to the extent it relies on such credit lines to continue to offer or to grow such products. Further, Amber Premium’s credit approval process, pricing, loss forecasting, and scoring models may contain errors or may not adequately assess creditworthiness of its borrowers, or may be otherwise ineffective, resulting in incorrect approvals or denials of loans. It is also possible that loan applicants could provide false or incorrect information. While Amber Premium has procedures in place to manage its credit risk, such as conducting due diligence on its clients and running stress test simulations to monitor and manage exposures, including any exposures resulting from loans collateralized with digital assets, Amber Premium remains subject to risks associated with its borrowers’ creditworthiness, the flucation of the collateral value, and its approval process.

Borrower loan loss rates may be significantly affected by economic downturns or general economic conditions beyond Amber Premium’s control and beyond the control of individual borrowers. In particular, loss rates on loans may increase due to factors such as prevailing market conditions in the cryptoeconomy, the price of Bitcoin and other digital assets, which have experienced significant fluctuations, the amount of liquidity in the markets, and other factors. Borrowers may seek protection under bankruptcy law or similar laws. If a borrower of a loan files for bankruptcy (or becomes the subject of an involuntary petition), a stay may go into effect that will automatically put any pending collection actions on the loan on hold and prevent further collection action absent bankruptcy court approval. The efficacy of Amber Premium’s security interest in client collateral may not be guaranteed under applicable laws and regulations and therefore Amber Premium may be exposed to loss in the event of a client default, even if it appears to be secured against such default. While Amber Premium has not incurred any material losses to date, if any of the foregoing events were to occur, its reputation and relationships with borrowers, and its financial results, could be harmed.

Amber Premium’s products and services may be exploited to facilitate illegal activity such as fraud, money laundering, gambling, tax evasion, and scams. If any of Amber Premium’s clients use its services to further such illegal activities, its business could be adversely affected.

Amber Premium’s products and services may be exploited to facilitate illegal activity including fraud, money laundering, gambling, tax evasion, and scams. Amber Premium or its partners may be specifically targeted by individuals seeking to conduct fraudulent transfers, and it may be difficult or impossible for Amber Premium to detect and avoid such transactions in certain circumstances. The use of Amber Premium’s products and services for illegal or improper purposes could subject it to claims, individual and class action lawsuits, and government and regulatory investigations, prosecutions, enforcement actions, inquiries, or requests that could result in liability and reputational harm for it. Moreover, certain activity that may be legal in one jurisdiction may be illegal in another jurisdiction, and certain activities that are at one time legal may in the future be deemed illegal in the same jurisdiction. As a result, there is significant uncertainty and cost associated with detecting and monitoring transactions for compliance with local laws. In the event that a client is found responsible for intentionally or inadvertently violating the laws in any jurisdiction, Amber Premium may be subject to governmental inquiries, enforcement actions, prosecuted, or otherwise held secondarily liable for aiding or facilitating such activities. Changes in law have also increased the penalties for money transmitters for certain illegal activities, and government authorities may consider increased or additional penalties from time to time. Owners of intellectual property rights or government authorities may seek to bring legal action against money transmitters, including Amber Premium, for involvement in the sale of infringing or allegedly infringing items. Any threatened or resulting claims could result in reputational harm, and any resulting liabilities, loss of transaction volume, or increased costs could harm Amber Premium’s business.

Moreover, while fiat currencies can be used to facilitate illegal activities, digital assets are relatively new and, in many jurisdictions, may be lightly regulated or largely unregulated. Many types of digital assets have characteristics, such as the speed with which digital currency transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain digital asset transactions, and encryption technology that anonymizes these transactions, that make digital assets susceptible to use in illegal activity. Regulatory authorities and law enforcement agencies around the world have taken and continue to take legal action against persons and entities alleged to be engaged in fraudulent schemes or other illicit activity involving digital assets.

While Amber Premium believes that its risk management and compliance framework is designed to detect significant illicit activities conducted by its potential or existing clients, it cannot ensure that it will be able to detect all illegal activity on its platform. If any of its clients use its products and services to further such illegal activities, its business could be adversely affected.

Amber Premium’s compliance and risk management methods might not be effective and may result in outcomes that could adversely affect its reputation, operating results, and financial condition.

Amber Premium’s ability to comply with applicable complex and evolving laws, regulations, and rules is largely dependent on the establishment and maintenance of its compliance, audit, and reporting systems, as well as its ability to attract and retain qualified compliance and other risk management personnel. While Amber Premium has devoted significant resources to develop policies and procedures to identify, monitor, and manage its risks, and expect to continue to do so in the future, Amber Premium cannot assure you that its policies and procedures will always be effective. Amber Premium’s risk management policies and procedures rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of Amber Premium’s methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. Amber Premium’s risk management policies and procedures also may not adequately prevent losses due to technical errors if its testing and quality control practices are not effective in preventing failures. In addition, Amber Premium may elect to adjust its risk management policies and procedures to allow for an increase in risk tolerance, which could expose it to the risk of greater losses.

Regulators periodically review Amber Premium’s compliance with its own policies and procedures and with a variety of laws and regulations. Amber Premium has received in the past and may from time to time receive examination reports requiring it to enhance certain practices with respect to its compliance program, including due diligence, training, monitoring, reporting, and recordkeeping. It may from time to time in the future receive additional examination reports citing violations of rules and regulations and inadequacies in existing compliance programs. If Amber Premium fails to comply with these, or do not adequately remediate certain findings, regulators could take a variety of actions that could impair its ability to conduct its business, including delaying, denying, withdrawing, or conditioning approval of certain products and services. In addition, Amber Premium faces the risk of significant intervention by regulatory authorities, including extensive examination and surveillance activities. In the case of non-compliance or alleged non-compliance, Amber Premium could be subject to investigations and proceedings that may result in substantial penalties or civil lawsuits, including by clients. Any of these outcomes would adversely affect Amber Premium’s reputation and brand and business, operating results, and financial condition. Some of these outcomes could adversely affect Amber Premium’s ability to conduct its business.

Cyberattacks and security breaches of Amber Premium’s system, or those impacting its clients or third parties, could adversely impact its brand and reputation and its business, operating results, and financial condition.

Amber Premium’s business involves the collection, storage, processing, and transmission of confidential information, client, employee, service provider, and other personal data, as well as information required to access client assets. As a result, any actual or perceived security breach of Amber Premium or its third-party partners may:

•	harm its reputation and brand;

•	result in its systems or services being unavailable and interrupt its operations;

•	result in improper disclosure of data and violations of applicable privacy and other laws;

•	result in significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, and financial exposure;

•	cause it to incur significant remediation costs;

•	lead to theft or irretrievable loss of Amber Premium’s or its clients’ fiat currencies or digital assets;

•	reduce client confidence in, or decreased use of, its products and services;

•	divert the attention of management from the operation of its business;

•	result in significant compensation or contractual penalties from Amber Premium to its clients or third parties as a result of losses to them or claims by them; and

•	adversely affect its business and operating results.

Further, any actual or perceived breach or cybersecurity attack directed at other financial institutions or digital asset companies, whether or not Amber Premium is directly impacted, could lead to a general loss of client confidence in the cryptoeconomy or in the use of technology to conduct financial transactions, which could negatively impact Amber Premium, including the market perception of the effectiveness of its security measures and technology infrastructure.

An increasing number of organizations, including large merchants, businesses, technology companies, and financial institutions, as well as government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on their websites, mobile applications, and infrastructure.

Attacks upon systems across a variety of industries, including the digital asset industry, are increasing in their frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded, and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including clients’ personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on Amber Premium’s systems or those of its third-party service providers or partners. Certain types of cyberattacks could harm Amber Premium even if its systems are left undisturbed. For example, attacks may be designed to deceive employees and service providers into releasing control of Amber Premium’s systems to a hacker, while others may aim to introduce computer viruses or malware into its systems with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and Amber Premium may not be able to implement adequate preventative measures.

Although Amber Premium has developed systems and processes designed to protect the data it manages, prevents data loss and other security breaches, effectively responds to known and potential risks, and expects to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches or attacks. Amber Premium has experienced from time to time, and may experience in the future, breaches of its security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities, or other irregularities. Unauthorized parties have attempted, and Amber Premium expects that they will continue to attempt, to gain access to its systems and facilities, as well as those of its clients, partners, and third-party service providers, through various means, including hacking, social engineering, phishing, and attempting to fraudulently induce individuals (including employees, service providers, and its clients) into disclosing usernames, passwords, payment card information, or other sensitive information, which may in turn be used to access its information technology systems and clients’ digital assets. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. Certain threat actors may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Further, there has been an increase in such activities as a result of the novel coronavirus, or COVID-19, pandemic. As a result, Amber Premium’s costs and the resources it devotes to protecting against these advanced threats and their consequences may continue to increase over time.

Amber Premium’s trading activities may expose it to counterparty credit risks.

Credit risk is the risk that a counterparty will be unable or unwilling to satisfy payment or delivery obligations when due. Amber Premium is exposed to the risk that third parties, including trading counterparties, clearing agents, trading platforms, decentralized finance protocols, custodians, administrators and other financial intermediaries that may owe it money, securities or other assets will not perform their obligations. Any of these parties might default on their obligations to it because of bankruptcy, lack of liquidity, operational failure or other reasons, in which event Amber Premium may lose all or substantially all of the value of any such investment or trading transaction. When Amber Premium trades on digital asset trading platforms that specialize in digital asset futures and derivatives, Amber Premium is exposed to the credit risk of that digital asset trading platform.

In derivatives, Amber Premium may invest in options on digital assets. Purchasing and writing put and call options are highly specialized activities that entail greater-than-ordinary investment risks. An uncovered call writer’s loss is theoretically unlimited. Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size and strike price, the terms of over-the- counter options (options not traded on exchanges) are generally established through negotiation with the other party to the option contract. While this type of arrangement allows greater flexibility to tailor an option, over-the-counter options generally involve greater credit risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded. As of the date of this document, the availability of exchange-traded and over-the-counter options on digital assets is extremely limited, so terms may be unfavorable in comparison to those available for more firmly established types of options.

The failure or bankruptcy of any of its centralized clearing agents (or futures commission merchants) could result in a substantial loss of its assets. If a centralized clearing agent is unable to satisfy a substantial deficit in a client account, its other clients may be subject to risk of loss of their funds in the event of that centralized clearing agent’s bankruptcy. In such an event, the centralized clearing agent’s clients, such as it, are entitled to recover, even in respect of property specifically traceable to them, only a proportional share of all property available for distribution to all of that centralized clearing agent’s clients.

Amber Premium’s operations are reliant on technology provided by third parties which are out of its direct control.

Certain aspects of Amber Premium’s operations are reliant on technology, including hardware, software and telecommunications systems. Significant parts of the technology used in the management of each client may be provided by third parties and are therefore beyond its direct control. Forecasting, trade execution, data gathering, risk management, portfolio management, information technology infrastructure and support, compliance and accounting systems all are designed to depend upon a high degree of automation and computerization. Although Amber Premium seeks, on an ongoing basis, to ensure adequate backups of software and hardware where possible and will attempt to conduct adequate due diligence and monitoring of providers, if such efforts are unsuccessful or inadequate, software or hardware errors or failures may result in errors, data loss and/or failures in trade execution, risk management, portfolio management, compliance or accounting. Errors or failures may also result in the inaccuracy of data and reporting or the unavailability of data or vulnerability of data to the risk of loss or theft. Errors may occur gradually and once in the code may be very hard to detect and can potentially affect results over a long period of time. If an unforeseeable software or hardware malfunction or problem is caused by a defect, virus or other outside force, a client may be materially adversely affected.

In particular, Amber Premium may rely on cloud (including private and public cloud-based) technology for certain operations, including data storage. Cloud-based technology, like any electronic data storage or processing technology, is not fail-safe. It may be subject to certain defects, failures or interruptions of service beyond its direct control. It is also possible that such technology could be compromised by a third party, including through the use of malicious software or programs, such as viruses, which may expose the Company and a client to theft (of data or other assets) and/or significant business interruption. In addition, a software provider may cease operations or be relatively thinly capitalized and its and a client’s ability to be made whole after any loss may be compromised as a result.

Amber Premium’s business relies on third-party service providers and subjects it to risks that Amber Premium may not be able to control or remediate.

Amber Premium’s operations could be interrupted if its third-party service providers experience operational or other systems difficulties, terminate their services or fail to comply with regulations. Amber Premium outsources some of its operational activities and accordingly depend on relationships with many third-party service providers. Specifically, Amber Premium relies on third parties for certain services, including, but not limited to, legal, accounting, custodying and other financial operations, trade related activity, IT infrastructure and systems, trade reconciliation, and margin and collateral movement. Amber Premium’s business depends on the successful and uninterrupted functioning of its information technology and telecommunications systems and third-party service providers. The failure of these systems, a cybersecurity breach involving any of its third-party service providers or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based could interrupt its operations. Because its information technology and telecommunications systems interface with and depend on third-party systems, Amber Premium could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with its third-party service providers could entail significant delay, expense and disruption of service. As a result, if these third-party service providers experience difficulties, are subject to cybersecurity breaches, or terminate their services, and Amber Premium is unable to replace them with other service providers, particularly on a timely basis, its operations could be interrupted. If an interruption were to continue for a significant period, its business, financial condition and results of operations could be adversely affected. Should Amber Premium be required to replace third-party service providers, it may be at a higher cost to it, which could adversely affect its business, financial condition and results of operations.

Any inability to maintain adequate relationships with third-party banks and trading venues with respect to, and any inability to settle client trades related to, Amber Premium’s cryptocurrency offerings, may adversely affect Amber Premium’s business, financial condition and results of operations.

The cryptocurrency market operates 24 hours a day, seven days a week. The cryptocurrency market does not have a centralized clearinghouse, and transactions in cryptocurrencies rely on direct settlements between third parties after trades are executed. Accordingly, Amber Premium relies on third-party banks to facilitate cash settlements between clients and Amber Premium and rely on the ability of its trading venues to complete cryptocurrency settlements. In addition, Amber Premium must maintain cash assets in its bank accounts sufficient to meet the working capital needs of its business, which includes deploying available working capital to facilitate cash settlements between Amber Premium and its clients and certain trading venues. If third-party banks or trading venues have operational failures and cannot perform and facilitate Amber Premium’s routine cash and cryptocurrency settlement transactions, Amber Premium will be unable to support normal cryptocurrency trading operations and these disruptions could have an adverse impact on its business, financial condition and results of operations. Similarly, if Amber Premium fails to maintain cash assets in its bank accounts sufficient to meet the working capital needs of its business and necessary to complete routine cash settlements related to its trading activity, such failure could impair its ability to support normal trading operations and these disruptions could have an adverse impact on Amber Premium’s business, financial condition and results of operations.

Amber Premium may also be harmed by the loss of any of its banking partners and trading venues. As a result of the many regulations applicable to cryptocurrencies or the risks of digital assets generally, many financial institutions have decided, and other financials may in the future decide, to not provide bank accounts (or access to bank accounts), payments services or other financial services to companies providing cryptocurrency products, including Amber Premium. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to digital asset-related companies, including Amber Premium, for a number of reasons, such as perceived compliance risks or costs. Any inability to procure or keep banking services would have a material and adverse effect on Amber Premium.

Similarly, continued general banking difficulties may decrease the utility or value of digital assets or harm public perception of those assets. In addition to banks, other third-party service providers including accountants, lawyers and insurance providers may also decline to provide services to companies engaged in digital asset-related businesses because of the perceived risk profile associated with such businesses or the lack of regulatory certainty. Consequently, if Amber Premium or its trading venues cannot maintain sufficient relationships with the banks that provide these services, banking regulators restrict or prohibit banking of cryptocurrency businesses, or if these banks impose significant operational restrictions, it may be difficult for Amber Premium to find alternative business partners, which may result in a disruption of Amber Premium’s business and could have an adverse impact on Amber Premium’s reputation, financial condition and results of operations.

Amber Premium may make acquisitions and investments, which could require significant management attention, disrupt its business, result in dilution to its shareholders, and adversely affect its financial results.

As part of Amber Premium’s business strategy, it looks for potential opportunities to make acquisitions to add specialized employees, complementary companies, products, services, licenses, or technologies. Amber Premium routinely conducts discussions and evaluates opportunities for possible acquisitions, strategic investments, entries into new businesses, joint ventures, and other transactions. For example, in 2022, Amber Premium expanded its capabilities through the acquisition of Sparrow Holdings Pte. Ltd., a Singapore-based wealth management firm. In the future, Amber Premium may not be able to find any suitable acquisition and investment candidates, and Amber Premium may not be able to complete acquisitions or make investments on favorable terms, if at all. In some cases, the costs of such acquisitions may be substantial, and there is no assurance that Amber Premium will receive a favorable return on investment for its acquisitions. Amber Premium may in the future be required to write off assets it has acquired.

In addition, if Amber Premium fails to successfully close or integrate any acquisitions, or integrate the products or technologies associated with such acquisitions into Amber Premium, its total revenue and operating results could be adversely affected. Amber Premium’s ability to acquire and integrate companies, products, services, licenses, or technologies in a successful manner is unproven. Any integration process may require significant time and resources, and Amber Premium may not be able to manage the process successfully, including successfully securing regulatory approvals which may be required to close the transaction and/or to continue to operate the target firm’s business or products in a manner that is useful to it. Amber Premium may not successfully evaluate or utilize the acquired products, services, technology, or personnel, or accurately forecast the financial impact of an acquisition, including accounting charges. Amber Premium may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, any of which could adversely affect its financial results. The new issuance of equity to finance any such acquisitions could result in dilution to its shareholders. The incurrence of substantial indebtedness could also result in increased fixed obligations and may include covenants or other restrictions that would impede Amber Premium’s ability to manage its operations.

Fluctuations in currency exchange rates could harm Amber Premium’s operating results and financial condition.

Revenue generated and expenses incurred from Amber Premium’s international operations are often denominated in the currencies of the local countries. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect its revenue and operating results reflected in its U.S. dollar-denominated financial statements. Its financial results are also subject to changes in exchange rates that impact the settlement of transactions in non-local currencies. As a result, it could be more difficult to detect underlying trends in its business and operating results. Even if Amber Premium uses derivative instruments to hedge exposure to fluctuations in foreign currency exchange rates, the use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place, and may introduce additional risks if Amber Premium is unable to structure effective hedges with such instruments.

In the event that Amber Premium’s employees, contractors or any of its affiliates engage in misconduct or commit errors, it may materially adversely impact Amber Premium’s business, operating results and its reputation.

Misconduct or error by Amber Premium’s employees or its business partners could subject it to legal liability, financial losses, and regulatory sanctions and could seriously harm its reputation and negatively affect its business. Such misconduct could include engaging in improper or unauthorized transactions or activities, misappropriation of client funds, insider trading and misappropriation of information, failing to supervise other employees or service providers, improperly using confidential information, as well as improper trading activity such as spoofing, layering, wash trading, manipulation and front-running.

Amber Premium’s reputation is critical to maintaining and developing relationships with existing and prospective investors, as well as the numerous third parties with which Amber Premium or a client does business. In recent years, there have been a number of highly publicized cases involving fraud, conflicts of interest or other misconduct by individuals in the financial services industry, and in particular the digital assets sector, and there is a risk that an employee of or contractor to Amber Premium or any of its affiliates could engage in misconduct that adversely affects the investment strategies implemented by Amber Premium, or that an employee or contractor of a service provider could engage in such misconduct. It is not always possible to deter such misconduct, and the precautions Amber Premium (or any service provider) takes to detect and prevent such misconduct may not be effective in all cases. Misconduct by such individuals, or even unsubstantiated allegations of such misconduct, could result in both direct financial harm to Amber Premium and a client, as well as harm to the reputations of Amber Premium and the client, or, in certain circumstances, lead to increased skepticism of the digital asset markets generally, which would have a materially adverse effect on a client.

Amber Premium obtains and processes sensitive client data. Any real or perceived improper use of, disclosure of, or access to such data could harm its reputation, as well as have an adverse effect on its business.

Amber Premium obtains and processes sensitive data, including personal data related to its clients and their transactions, such as their names, addresses, trading data, tax identification, and bank account information. Amber Premium faces risks, including to its reputation, in the handling and protection of this data, and these risks will increase as its business continues to expand. International laws and regulations governing privacy, data protection, and e-commerce transactions require it to safeguard its clients’, employees’, and service providers’ personal data. In particular, Amber Premium faces a number of challenges relating to data from transactions and other activities during the course of its business operations, including:

•	protecting the data in and hosted on its system, including against attacks on its system by external parties or misbehavior by its employees;

•	addressing concerns related to privacy, security and other factors; and

•	complying with applicable laws, rules and regulations relating to the collection, storage, use, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to such data.

In particular, if Amber Premium fails to secure its client’s identity and protect their identity-specific data, such as their addresses and contact information, its clients may be vulnerable to harassments, and their assets may also be put at risk due to data leakages. As a result, Amber Premium may be held liable for these incidents, and its clients may feel insecure and cease to use its services. In addition, any system or technological failure or compromise of its technology system that results in unauthorized access to or release of any personal data of its clients or proprietary information of its business operations could significantly harm its reputation and/or result in litigation, regulatory investigations and penalties against it.

While Amber Premium has adopted a rigorous and comprehensive policy for the collection, processing, storage and other aspects of data use and privacy and taken necessary measures to comply with all applicable data privacy and protection laws and regulations, Amber Premium cannot guarantee the effectiveness of these policies and measures undertaken by it, or business partners on its platform. Despite the absence of any material cybersecurity breach and its continuous efforts to comply with its internal policies as well as applicable laws and regulations, any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, any failure or perceived failure of its business partners to do so, or any failure or perceived failure of its employees to comply with its internal control measures, may result in negative publicity and legal proceedings or regulatory actions against it, and could result in fines, revocation of licenses, suspension of business operations or other penalties or liabilities, which may in turn damage its reputation, discourage current and potential shippers and truckers from using its services, and subject it to fines and damages, which could have a material adverse effect on its business and results of operations.

Amber Premium is subject to governmental regulation and other legal obligations related to data privacy, data protection and information security. If Amber Premium is unable to comply with these laws and regulations, it may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

Amber Premium’s collection, use and processing of its clients’ personal data and transaction data are governed by data privacy laws and regulations enacted in Singapore, Hong Kong, Dubai and other jurisdictions such as the U.S. or EU to the extent applicable. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent among jurisdictions, leading to uncertainties in interpreting such laws. It is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with Amber Premium’s existing information processing practices. In addition, many of these laws are significantly litigated and/or subject to regulatory enforcement. Regulatory bodies may also enact or adopt new laws and regulations concerning data privacy, data retention, data transfer, and data protection. Such laws may continue to restrict or dictate how Amber Premium collects, maintains, combines and disseminates information and could have a material adverse effect on its business, results of operations, financial condition and prospects.

In the United States, there are numerous federal and state laws and regulations that could apply to Amber Premium’s operations or the operations of its partners, including data breach notification laws, financial information and other data privacy laws, and consumer protection laws and regulations (for example, Section 5 of the Federal Trade Commission Act) that govern the collection, use, disclosure, and protection of personal information. In addition, the General Data Protection Regulation (the “GDPR”), which went into effect in the European Union on May 25, 2018, applies to the collection, use, retention, security, processing, and transfer of personal data of individuals in the European Economic Area (“EEA”) and the United Kingdom, which could further add to Amber Premium’s compliance costs and limit how it processes information.

Any actual or perceived failure by Amber Premium or the third parties with whom it works to comply with data privacy laws, regulations, guidelines, rules or industry standards, or any security incident that results in the unauthorized release or transfer of personally identifiable information, may result in governmental enforcement actions and investigations, fines and penalties, litigation and/or adverse publicity, which could harm Amber Premium’s reputation and have a material adverse effect on Amber Premium’s business, reputation, results of operations, financial condition and prospects.

Any significant disruption in Amber Premium’s products and services, in its information technology systems, or in any of the blockchain networks it works with, including events beyond its control, could result in a loss of clients or funds and adversely impact its brand and reputation and its business, operating results, and financial condition.

Amber Premium’s reputation and ability to attract and retain clients and grow its business depends on its ability to operate its service at high levels of reliability, scalability, and performance. Amber Premium’s systems, the systems of its third-party service providers and partners, and certain digital asset and blockchain networks have experienced from time to time, and may experience in the future service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, insider threats, break-ins, sabotage, human error, vandalism, earthquakes, hurricanes, floods, fires, and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other events. If any of Amber Premium’s systems, or those of its third-party service providers, are disrupted for any reason, Amber Premium’s products and services may fail, resulting in unanticipated disruptions, slower response times and delays in its clients’ transaction execution and processing, failed settlement of transactions, incomplete or inaccurate accounting, recording or processing of transactions, unauthorized trades, loss of client information, increased demand on limited client support resources, client claims, complaints with regulatory organizations, lawsuits, or enforcement actions. A prolonged interruption in the availability or reduction in the availability, speed, or functionality of Amber Premium’s products and services could harm its business. Significant or persistent interruptions in Amber Premium’s services could cause current or potential clients or partners to believe that its systems are unreliable, leading them to switch to its competitors or to avoid or reduce the use of its products and services, and could permanently harm its reputation and brands. Moreover, to the extent that any system failure or similar event results in damages to its clients or their business partners, these clients or partners could seek significant compensation or contractual penalties from Amber Premium for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for Amber Premium to address.

Because Amber Premium is a regulated financial institution in certain jurisdictions, interruptions have resulted and in the future may result in regulatory scrutiny, and significant or persistent interruptions could lead to significant fines and penalties, and mandatory and costly changes to its business practices, and ultimately could cause it to lose existing licenses or banking relationships that it needs to operate or prevent or delay it from obtaining additional licenses that may be required for its business.

In addition, Amber Premium is continually improving and upgrading its information systems and technologies. Implementation of new systems and technologies is complex, expensive, time-consuming, and may not be successful. If Amber Premium fails to timely and successfully implement new information systems and technologies, or improvements or upgrades to existing information systems and technologies, or if such systems and technologies do not operate as intended, it could have an adverse impact on its business, internal controls (including internal controls over financial reporting), operating results, and financial condition.

Information technology is a critical aspect in the efficient operation of Amber Premium’s business, failure to maintain or improve its information technology infrastructure could harm its business and prospects.

The efficient and reliable operation of its business depends on its information technology systems. Amber Premium is continuously upgrading its platform to provide increased scale, improved performance, additional capacity and additional built-in functionality, including functionality related to security. Adopting new services and maintaining and upgrading its information technology infrastructure require significant investment of time and resources. Any failure to maintain and improve its information technology infrastructure could result in unanticipated system disruptions, slower response times, impaired clients experience, delays in reporting accurate operating and financial information and failures in risk management. The risks of these events occurring are even higher during certain periods of peak usage and activity when digital assets transactions are higher. In addition, much of the software and interfaces Amber Premium uses are internally developed and proprietary technology. If Amber Premium experiences problems with the functionality and effectiveness of its software, interfaces or platform, such as undetected errors or defects, or are unable to maintain and continuously improve its information technology infrastructure to handle its business needs, its business, financial condition, results of operations and prospects, as well as its reputation and brand, could be materially and adversely affected. In addition, Amber Premium may face technical issues in connection with the integration of supported digital assets and the underlying digital asset networks of these supported digital assets. For details, please see “—Risks Related to Cryptocurrencies and Digital Assets—From time to time, Amber Premium may encounter technical issues in connection with the integration of supported digital assets and changes or upgrades to the underlying digital asset networks of supported cryptocurrencies or protocols, and more broadly, such changes or upgrades may be delayed or unsuccessful, any of which could materially and adversely affect Amber Premium’s investments and trading strategies, Amber Premium’s financial condition and results of operations.”

Amber Premium has been in the past and may continue to be subject to potential liability in connection with pending or threatened legal proceedings and other matters, which could adversely affect its business or financial results.

From time to time, Amber Premium has become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of its business, including claims arising from its digital asset products and services. See “Business — Legal Proceedings.” Amber Premium may also be subject to potential liability in connection with pending or threatened legal proceedings arising from breach of contract claims, anti-competition claims and other matters.

These proceedings, investigations, claims and complaints could be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including data protection and privacy laws, consumer protection laws, labor and employment laws, anti-monopoly or competition laws, intellectual property laws, securities laws, financial services laws, tort laws, contract laws and property laws. There is no guarantee that Amber Premium will be successful in defending itself in legal and administrative actions or in asserting its rights under various laws. If Amber Premium fails to defend itself in these actions, Amber Premium may be subject to restrictions, fines or penalties that will materially and adversely affect its operations. Even if Amber Premium is successful in its attempt to defend itself in legal and regulatory actions or to assert its rights under various laws and regulations, the process of communicating with relevant regulators, defending itself and enforcing its rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose it to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

Amber Premium’s business depends substantially on the continuing efforts of its directors, executive officers, senior management, key employees and qualified personnel, and its operations may be severely disrupted if Amber Premium loses their services.

Amber Premium’s future success depends substantially on the continuing efforts of its directors, executive officers, senior management, and key employees and qualified personnel. In particular, Amber Premium relies on the leadership, expertise, experience and vision of its directors and senior management team. If one or more of its directors, executive officers, senior management, key employees or qualified personnel were unable or unwilling to continue their services with it, whether due to resignation, accident, health condition, family considerations or any other reason, Amber Premium might not be able to find their successors, in a timely manner, or at all due to talent shortage in the digital asset industry. The size and scope of its digital wealth management business also require it to hire and retain a wide range of capable and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. Amber Premium will need to continue to attract and retain experienced and capable personnel at all levels. Since the digital asset industry is characterized by high demand and intense competition for talent, Amber Premium cannot assure you that Amber Premium will be able to attract or retain qualified management or other highly skilled employees.

Amber Premium does not have key man insurance for its directors, executive officers, senior management or other key employees. If any of its key employees terminate his or her services or otherwise becomes unable to provide continuous services to it, its business, financial condition and results of operations may be materially and adversely affected and Amber Premium may incur additional expenses to recruit, train and retain qualified personnel. Each of its executive officers and key employees has entered into an employment agreement with a non-compete clause with it. However, these agreements may be breached by the counterparties, and there may not be adequate and timely remedies available to it to compensate its losses arising from the breach. Amber Premium cannot assure you that Amber Premium would be able to enforce these non-compete clauses. If any of its executive officers or key employees joins a competitor or forms a competing company, Amber Premium may lose clients, know-hows and key professionals and staff members.

Amber Premium may not be able to prevent others from unauthorized use of its intellectual property and Amber Premium may be subject to intellectual property infringement claims, either of which could harm its business and competitive position.

Amber Premium relies on a combination of patents, trademarks, copyrights, trade secrets and confidentiality agreements to protect its proprietary rights. Amber Premium has invested significant resources to develop these intellectual properties. However, any of its intellectual property rights could be challenged, invalidated or circumvented, or such intellectual property may not be sufficient to provide it with competitive advantages. In addition, other parties may misappropriate its intellectual property rights, which would cause it to suffer economic or reputational damage. Because of the rapid pace of technological change, there can be no assurance that all of its proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of its business rely on technologies developed or licensed by other parties, or co-developed with other parties, including open source software, and Amber Premium may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

Meanwhile, its operations or any aspects of its business could infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. Amber Premium may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights may be infringed by its services or other aspects of its business without its awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against it in the jurisdictions where Amber Premium operates. If any infringement claims are brought against it, Amber Premium may be forced to divert management’s time and other resources from its business and operations to defend against these claims, regardless of their merits.

Any financial or economic crisis, or perceived threat of such a crisis may materially and adversely affect Amber Premium’s business, prospects, financial condition and results of operation.

Any prolonged slowdown in the global economy may have a negative impact on Amber Premium’s business, financial condition and results of operations. In particular, general economic factors and conditions in the United States or worldwide, may affect the digital asset industry in general. The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have been concerns over the downturn in economic output caused by the COVID-19 outbreak. Any prolonged slowdown in economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. These adverse economic effects could negatively affect the digital asset industry, resulting in reduced digital assets transactions Amber Premium handles and as well as financial difficulty among clients, which would otherwise materially and adversely affect its business results of operations and financial condition.

Amber Premium may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as terrorism, that could disrupt its business operations, and its business continuity and disaster recovery plans may not adequately protect it from a serious disaster.

Natural disasters or other catastrophic events may also cause damage or disruption to Amber Premium’s operations, international commerce, and the global economy, and could have an adverse effect on its business, operating results, and financial condition. Amber Premium’s business operations are subject to interruption by natural disasters, fire, power shortages, and other events beyond its control. In addition, Amber Premium’s global operations expose it to risks associated with public health crises, such as pandemics and epidemics, which could harm its business and cause its operating results to suffer. For example, the COVID-19 pandemic and the related precautionary measures that Amber Premium adopted have in the past resulted, and could in the future result, in difficulties or changes to its client support, or create operational or other challenges, any of which could adversely impact its business and operating results. Further, acts of terrorism, labor activism or unrest, and other geopolitical unrest, including ongoing regional conflicts around the world, could cause disruptions in its business or the businesses of its partners or the economy as a whole. In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, or telecommunications failure, it may be unable to continue its operations and may endure system interruptions, reputational harm, delays in development of its products and services, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on its future operating results. Additionally, all the aforementioned risks may be further increased if Amber Premium does not implement a disaster recovery plan or its partners’ disaster recovery plans prove to be inadequate. To the extent natural disasters or other catastrophic events concurrently impact data centers Amber Premium relies on in connection with private key restoration, clients will experience significant delays in withdrawing funds, or in the extreme Amber Premium may suffer loss of client funds.

The nature of Amber Premium’s business requires the application of complex financial accounting and tax rules, and there is limited guidance from accounting standard setting bodies and taxing authorities. If financial accounting standards undergo significant changes or taxing authorities announce new tax rules, Amber Premium’s operating results could be adversely affected.

The accounting rules and regulations that Amber Premium must comply with are complex and subject to interpretation by the International Accounting Standards Board and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on Amber Premium’s reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. In addition, there has been limited precedent for the financial accounting of digital assets and related valuation and revenue recognition standards. As such, there remains significant uncertainty on how companies should account for digital asset transactions, digital assets and related revenue. Furthermore, there has been limited guidance from taxing authorities on treatment of digital assets and revenue therefrom. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change Amber Premium’s accounting methods and restate its financial statements and impair its ability to provide timely and accurate financial information, which could adversely affect its financial statements, result in a loss of investor confidence, and more generally impact its business, operating results, and financial condition.

The obligation to disclose information publicly may put Amber DWM at a disadvantage to its competitors that are private companies.

After consummation of the Merger, Amber DWM will be a wholly owned subsidiary of ListCo, which is a publicly listed company in the United States. As a publicly listed company, ListCo will be required to file periodic reports with the SEC upon the occurrence of matters that are material to itself and its shareholders. In some cases, as one of the subsidiaries of ListCo, Amber DWM may need to disclose material agreements or results of financial operations that it would not be required to disclose if ListCo was a private company. Amber DWM’s competitors may have access to this information, which would otherwise be confidential. This may give such competitors advantages in competing with Amber DWM. Similarly, as the subsidiary of a U.S.-listed public company, Amber DWM will be governed by U.S. laws which its non-publicly traded competitors are not required to follow. To the extent compliance with U.S. laws increases Amber DWM’s expenses or decreases its competitiveness against such companies, the consummation of the Merger could affect the results of operations of Amber DWM.

Amber Premium’s management team has limited experience managing a public company.

After consummation of the Merger, ListCo will be managed by the management team of Amber Premium’s. Most members of Amber Premium’s management team have not previously served as management of a publicly traded company and may not have experience complying with the increasingly complex laws pertaining to public companies. Amber Premium’s management team may not successfully or efficiently manage ListCo which is a public company and subject to significant regulatory oversight and reporting obligations under the federal securities laws as well as the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from Amber Premium’s management and could divert their attention away from the day-to-day management of its business, which could adversely affect the business and financial performance of Amber Premium, and after consummation of the Merger, of ListCo.

Risks Related to Cryptocurrencies and Digital Assets

The continuing development and acceptance of digital assets and distributed ledger technology are subject to a variety of risks.

Cryptocurrencies, such as Bitcoin, and the other types of digital assets in which Amber Premium invests and trades involve a new and rapidly evolving industry of which blockchain technology is a prominent, but not unique, part. The growth of the digital asset industry in general, and distributed ledger technology that supports digital assets, is subject to a high degree of uncertainty. The factors affecting the further development of the digital asset industry, as well as distributed ledger technology, include:

•	continued worldwide growth in the adoption and use of digital assets;

•	the limited operating histories of many cryptocurrency networks, which have not been validated in production and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality, and governance of their respective digital assets and underlying blockchain networks;

•	government and quasi-government regulation of digital assets and their use, or restrictions on or regulation of access to and operation of applicable distributed ledger technology or systems that facilitate their issuance and secondary trading;

•	the taxation, and tax-related reporting, of transactions involving digital assets by the United States and other jurisdictions;

•	the maintenance and development of the open-source software protocols of certain blockchain networks used to support digital assets;

•	advancements in technology, including computing power, that may adversely affect the respective cryptocurrency networks, render existing distributed ledger technology obsolete, inefficient, or fail to remediate or introduce new bugs and security risks;

•	the use of the networks supporting digital assets for developing smart contracts and distributed applications;

•	development of new technologies for mining and staking and the rewards and transaction fees for miners or validators on digital asset networks;

•	changes in consumer demographics and public tastes and preferences;

•	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies; and

•	general economic conditions and the regulatory environment relating to digital assets.

Many digital asset networks, including Bitcoin and Ethereum, operate on open-source protocols maintained by groups of core developers. The open-source structure of these network protocols means that certain core developers and other contributors may not be compensated, either directly or indirectly, for their contributions in maintaining and developing the network protocol. A failure to properly monitor and upgrade network protocol could damage digital asset networks. As these network protocols are not sold and their use does not generate revenues for development teams, core developers may not be directly compensated for maintaining and updating the network protocols. Consequently, developers may lack a financial incentive to maintain or develop the network, and the core developers may lack the resources to adequately address emerging issues with the networks. There can be no guarantee that developer support will continue or be sufficient in the future. To the extent that material issues arise with certain digital asset network protocols and the core developers and open-source contributors are unable or unwilling to address the issues adequately or in a timely manner, such digital asset networks, and any corresponding digital assets held may be adversely affected.

Digital assets represent a new and rapidly evolving industry, and Amber Premium’s business operations and financial performance have in the past been, and may in the future be impacted by the acceptance of Bitcoin and other digital assets.

Digital assets built on blockchain technology were only introduced in 2008 and remain in the early stages of development. The Bitcoin network was first launched in 2009 and Bitcoins were the first cryptographic digital assets created to gain global adoption and critical mass. Cryptographic and algorithmic protocols governing the issuance of digital assets represent a new and rapidly evolving industry that is subject to a variety of factors that are difficult to evaluate. Because Amber Premium’s results of operations may be closely correlated with the acceptance and perception of Bitcoin and/or other digital assets, the realization of one or more of the following risks could materially adversely affect Amber Premium’s business operations and financial performance:

•	Bitcoins have only recently become selectively accepted as a means of payment by some retail and commercial outlets, and use of Bitcoins by consumers to pay such retail and commercial outlets remains limited. Banks and other established financial institutions may refuse to process funds for Bitcoin transactions; process wire transfers to or from digital asset trading platforms, Bitcoin-related companies or service providers; or maintain accounts for persons or entities transacting in Bitcoin. As a result, the prices of Bitcoins are to some extent still significantly impacted by speculators and miners, thus contributing to price volatility that makes retailers less likely to accept it as a form of payment in the future.

•	Banks may not provide banking services, or may cut off banking services, to businesses that provide digital asset-related services or that accept digital assets as payment, which could dampen liquidity in the market and damage the public perception of digital assets generally or any one digital asset in particular, such as Bitcoin, and their or its utility as a payment system, which could decrease the price of digital assets generally or individually.

•	Certain privacy-preserving features have been or are expected to be introduced to some digital asset networks and digital asset trading platforms or businesses that facilitate transactions in digital assets, including Bitcoin may be at an increased risk of having banking services cut off if there is a concern that these features interfere with the performance of anti-money laundering duties and economic sanctions checks.

•	Users, developers and miners may otherwise switch to or adopt certain digital assets at the expense of their engagement with other digital asset networks, which may negatively impact those networks, including the Bitcoin network.

•	In August 2017, the Bitcoin network underwent a hard fork that resulted in the creation of a new digital asset network called Bitcoin Cash. This hard fork was contentious, and as a result some users of the Bitcoin Cash network may harbor ill will toward the Bitcoin network. Any future hard fork could be similarly contentious and some users may attempt to negatively impact the use or adoption of the Bitcoin network or other digital asset networks, as may those involved in contentious hard forks of other digital assets.

Digital assets are a new asset class and represent a technological innovation and they are subject to a high degree of uncertainty. The adoption of digital assets will require growth in usage and in the blockchain technology generally for various applications. Adoption of digital assets will also require greater regulatory clarity. A lack of expansion in use of digital assets and blockchain technologies would adversely affect Amber Premium’s financial performance. In addition, there is no assurance that digital assets generally will maintain their value over the long term. The value of digital assets is subject to risks related to Amber Premium’s use. If growth in the use of digital assets generally occurs in the near or medium term, there is no assurance that such use will continue to grow over the long term. A contraction in use of digital assets may result in increased volatility or a reduction in digital asset prices, which would materially and adversely affect Amber Premium’s business, operating results, and financial condition.

The prices of digital assets are extraordinarily volatile.

Values of digital assets have historically been highly volatile. The value of cryptocurrencies is based in part on market adoption and future expectations, which may or may not be realized. Fluctuations in the price of various cryptocurrencies may cause uncertainty in the market and could negatively impact trading volumes of cryptocurrencies, which would adversely affect the success of its business, financial condition and results of operations. A significant portion of demand for digital assets is generated by speculators and investors seeking to profit from the short- or long-term holding of these assets. Speculation regarding future appreciation in the value of a digital asset may inflate and make more volatile the price of that digital asset.

Several factors may affect the price of digital assets, particularly cryptocurrencies, including, but not limited to:

•	Global cryptocurrency supply and demand, which can be influenced by the growth or decline of retail merchants’ and commercial businesses’ acceptance of cryptocurrencies as payment for goods and services, the security of online digital asset trading platforms and digital wallets that hold cryptocurrencies, the perception that the use and holding of digital currencies is safe and secure and regulatory restrictions on their use.

•	The development and launch timeline of new digital asset networks, and forthcoming upgrades like proto-danksharding designed to improve network scalability.

•	Changes in the software, software requirements or hardware requirements underlying a blockchain network, such as a fork. Forks in the future are likely to occur and there is no assurance that such a fork would not result in a sustained decline in the market price of cryptocurrencies.

•	Changes in the rights, obligations, incentives or rewards for the various participants in a blockchain network. For digital assets that rely on miners or validators, sophisticated miner groups may become unduly influential over time if system or bandwidth requirements become too high. Where a single personality or entity exerts an outsize influence, an adverse event impacting that individual or entity, such as an insolvency proceeding, could result in a reduction in the price of a digital assets.

•	Concentration of ownership in certain digital assets by an individual or small group of holders or those within one or a small number of jurisdictions. Large sales or distributions by such holders could have an adverse effect on the market price of such digital assets.

•	The maintenance and development of the software protocol of cryptocurrencies.

•	Digital asset trading platforms’ deposit and withdrawal policies and practices, liquidity on such trading platforms and interruptions in service from or failures of such trading platforms.

•	Regulatory measures, if any, that affect the use and value of digital assets.

•	The taxation, and tax-related reporting, of transactions involving digital assets by the United States and other jurisdictions.

•	Competition for and among various cryptocurrencies that exist and market preferences and expectations with respect to adoption of individual currencies.

•	Actual or perceived manipulation of the markets for cryptocurrencies.

•	Actual or perceived threats that cryptocurrencies and related activities such as mining have adverse effects on the environment or are tied to illegal activities, or on the other hand, the correlation of the price of certain digital assets to the price of Bitcoin in particular.

•	Social media posts and other public communications by high-profile individuals relating to specific cryptocurrencies, or listing or other business decisions by cryptocurrency companies relating to specific cryptocurrencies.

•	Investors’ expectations with respect to the rate of inflation, in the economy, monetary policies of governments, trade restrictions and currency devaluations and revaluations.

•	Investors’ overall confidence in the digital asset ecosystem and the safety and reliability of digital asset trading platforms.

•	Activities of stablecoin issuers, the ability of stablecoin issuers to substitute underlying assets to back the stablecoins or the decline in value of those underlying assets and future actions relating to the regulatory or accounting treatment of stablecoins.

Additionally, some purportedly decentralized digital assets may be more centralized than widely believed, or may become more centralized over time, increasing the risk that an adverse event impacting an individual personality or entity could result in a reduction in the price of digital assets. While digital assets networks are typically decentralized and do not need to rely on any single government or institution to create, transmit and determine value, in reality a single personality or entity may have the ability to exert centralized authority over a network.

There are also volatility risks related to stablecoins, which are designed to have a relatively stable price that aligns with the price of an underlying physical asset, most commonly a fiat currency, such as U.S. dollars, or an exchange-traded commodity. The stability of a stablecoin results from the underlying assets backing the stablecoin that are held by the stablecoin’s issuer in segregated or omnibus accounts, among other factors such as the ability of a holder to redeem the stablecoin from its issuer for the underlying asset. The issuers of certain stablecoins currently retain broad discretion to determine the composition and amounts of assets held in the issuers’ accounts backing those stablecoins, and to substitute assets other than the fiat currency that is initially deposited. The composition of backing assets varies considerably across popular stablecoins, with some stablecoins backed entirely by off-chain assets including cash or short-term, highly liquid assets, and others backed by assets significantly less liquid than cash or cash equivalents. For example, Circle, which issues USDC, reports that it holds cash and short-term cash equivalents to back its USDC stablecoins. Meanwhile, Tether, which issues USDT, publishes a report on a quarterly basis which includes a breakdown of the consolidated total assets comprising its reserves backing USDT as of a given reporting date, and according to such reports, its reserves have included commercial paper and certificates of deposit, cash and bank deposits, reverse repo notes, money market funds, treasury bills, secured loans, corporate bonds, funds and precious metals, and other investments (including digital tokens), and Tether reserves the right to redeem USDT by making in-kind redemptions of any assets held in its reserves. As a result of the discretion afforded to certain stablecoin issuers to determine the composition and amounts of assets held in the issuers’ accounts backing those stablecoins, there is a risk that an issuer may be unable to liquidate enough backing assets if it were to face mass redemptions of its stablecoin, which could cause the price of the stablecoin to deviate from the price of the underlying fiat currency or other asset with which the stablecoin is designed to align in price. In extreme cases, such as a request to immediately redeem all or substantially all of a particular stablecoin in circulation, even stablecoins backed by reserves comprised primarily of cash and cash equivalents may be subject to instability or an inability of the stablecoin issuer to meet all redemption requests, as the market for short-dated U.S. government obligations might not be sufficiently price stable. Market participants have increasingly shown concern about the actual underlying liquidity and reserves for dollar stablecoins, such as USDT and USDC. For example, according to reports, Circle had more than US$3 billion of its USDC reserve funds temporarily locked in Silicon Valley Bank when such bank was placed into FDIC receivership in March 2023. Although these funds were ultimately made available, concerns related to Circle’s access to these funds caused USDC to temporarily fall below its US$1.00 peg, and the total market capitalization of USDC decreased following this temporary depegging. If a stablecoin issuer were to fail to honor its redemption obligations, this could undermine public confidence in stablecoins and in digital assets more broadly, which could have a widespread impact on the cryptoeconomy, causing the prices of other stablecoins and digital assets to become more volatile.

Because stablecoins purport to be backed by underlying reserve assets, a fundamental issue in the event of the bankruptcy or insolvency of the issuer of a given stablecoin is which party possesses beneficial ownership of the underlying reserve assets: the holder of the stablecoin, or the issuer. If a particular stablecoin were structured in a manner that entitles its holder only to a contractual right to payment from the issuer (even if such payments are to be derived from the underlying assets), then the assets underlying the stablecoins may be considered to be the property of the issuer’s bankruptcy estate, such that all of the issuer’s creditors would be entitled to their pro rata share of such assets, with the stablecoin holder being treated as an unsecured creditor of the issuer. In such an event, if the issuer were to have insufficient funds or assets to satisfy the claims of its creditors, then the holder of a stablecoin would likely receive only a partial recovery, and not the full purported value of its stablecoin holdings. Conversely, if a particular stablecoin were structured in a manner that entitles its holder to absolute beneficial ownership of the underlying reserve assets, whereby the issuer holds bare legal title to the underlying assets but has no beneficial interest or property rights in such assets, then the holders would likely have a stronger claim on the underlying assets in the event of a bankruptcy or insolvency of the issuer. However, due to the novelty of stablecoins, courts have not yet considered the treatment of underlying reserve assets in the context of a bankruptcy or insolvency of a stablecoin issuer, and there can be no certainty as to a court’s determination in such circumstances.

Some digital assets may be more difficult to value than other investments because such assets may not have a liquid or transparent trading market. For example, some digital asset trading platforms have created their own digital assets and used them in opaque and potentially fraudulent manners to facilitate transactions and trading relationships. In certain circumstances, such digital assets are thinly traded, making it difficult to ascertain the true value of such assets. Amber Premium may not be able to sell a digital asset promptly or at a reasonable time or price. Although there may be an institutional market for certain digital assets, it is not possible to predict exactly how the market for such assets will develop or whether it will continue to exist. A digital asset that was liquid at the time of purchase may subsequently become illiquid, and its value may decline as a result. In addition, transaction costs are generally higher for digital assets.

There is no assurance that cryptocurrencies will maintain their long-term value in terms of purchasing power in the future, or that acceptance of cryptocurrency payments by mainstream retail merchants and commercial businesses will continue to grow. Only a limited number of cryptocurrencies, including Bitcoin, have become sometimes accepted as a means of payment for some goods and services, and use of cryptocurrencies by consumers to pay at retail and commercial outlets remains very limited. In part, this is because cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times and attempts to increase the volume of transactions may not be effective. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such limited use as has developed to date, may result in increased volatility or a reduction in the value of that cryptocurrency or cryptocurrencies generally, which has in the past, and could materially and adversely affect Amber Premium’s business, operating results, and financial condition.

Due to a lack of familiarity and some negative publicity associated with digital asset-related companies, existing and potential clients, counterparties and regulators may lose confidence in digital asset management companies.

Since the inception of the cryptoeconomy, numerous digital asset-related companies have been sued, investigated, or shut down due to fraud, manipulative practices, business failure, and security breaches. In many of these instances, clients of these companies were not compensated or made whole for their losses. For example, in February 2021, Bitfinex settled a long-running legal dispute with the State of New York related to Bitfinex’s alleged misuse of over US$800 million of client assets and, in October 2023, hackers were reported to have stolen US$570 million from the BNB Smart Chain, a blockchain linked with Binance, one of the world’s largest digital asset trading platforms. Further, in 2022 and 2023, each of Celsius Networks, Voyager Digital, Three Arrows Capital, FTX and Genesis declared bankruptcy. In particular, in November 2022, FTX—which was at the time one of the world’s largest and most popular digital asset trading platforms—became insolvent, and it was revealed that the platform had been misusing client assets, resulting in a loss of confidence in participants of the cryptoeconomy and negative publicity surrounding digital assets more broadly.

Further, in June 2023, the SEC initiated lawsuits against Coinbase and Binance alleging, among other things, that such firms were operating as unregistered securities exchanges in the United States, and identifying a number of digital assets that the SEC alleges to be unregistered securities. In addition, in November 2023, the SEC filed a complaint against Kraken and brought similar charges, including an allegation that Kraken operated as an unregistered securities exchange, brokerage and clearing agency. In November 2023, Binance pleaded guilty to the U.S. Justice Department’s investigations into violations relating to the BSA, failure to register as a money transmitting business and the International Emergency Economic Powers Act, and the founder of Binance pleaded guilty to failing to maintain an effective AML program in violation of the BSA. As part of the settlement, Binance separately reached resolutions with the CFTC, FinCEN and OFAC; however, its case against the SEC’s allegations remains ongoing, and Coinbase and Kraken have also denied the SEC’s allegations. The outcome of these lawsuits, their effect on the broader cryptoeconomy and the reputational impact on industry participants, remain uncertain.

In addition, there have been reports that a significant amount of trading volume on digital asset trading platforms is fabricated and false in nature, with a specific focus on unregulated platforms located outside the United States. Such reports may indicate that the market for digital asset trading platform activities is significantly smaller than otherwise understood.

Negative perception, a lack of stability and standardized regulation in the cryptoeconomy, and the closure or temporary shutdown of digital asset trading platforms due to fraud, business failure, hackers or malware, or government mandated regulation, and associated losses suffered by clients may reduce confidence in the cryptoeconomy and result in greater volatility of the prices of assets, including significant depreciation in value. Any of these events could have an adverse impact on Amber Premium’s reputation, business, operating results, and financial condition.

Many digital asset transactions are irrevocable and stolen or incorrectly transferred digital assets may be irretrievable. As a result, any incorrectly executed digital asset transactions could adversely affect Amber Premium’s business operations and financial performance.

Digital asset transactions are typically not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft of a digital asset generally will not be reversible and Amber Premium may not be capable of seeking compensation for any such transfer or theft. Although transfers of digital assets that Amber Premium holds and/or that are custodied on behalf of its clients will regularly be made to or from Amber Premium’s custody accounts, it is possible that, through computer or human error, or through theft or criminal action, such digital assets could be transferred from Amber Premium’s custody accounts in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts.

Such events have occurred in connection with digital assets in the past. For example, in September 2014, the digital asset trading platform Huobi announced that it had sent approximately 900 Bitcoins and 8,000 Litecoins (worth approximately US$400,000 at the prevailing market prices at the time) to the wrong clients.

To the extent that Amber Premium is unable to seek a corrective transaction with such third party or is incapable of identifying the third party which has received such digital assets through error or theft, Amber Premium will be unable to revert or otherwise recover incorrectly transferred digital assets. Amber Premium will also be unable to convert or recover the digital assets transferred to uncontrolled accounts. To the extent that Amber Premium is unable to seek redress for such error or theft, such loss could have a material adverse effect on Amber Premium’s reputation, business, operating results, and financial condition.

Political or economic crises may motivate large-scale sales of digital assets, which would result in a reduction in values and materially and adversely affect it.

Cryptocurrencies, as an alternative to fiat currencies that are backed by central governments, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. For example, political or economic crises could motivate large-scale acquisitions or sales of digital assets either globally, regionally or locally. Large-scale sales of certain digital assets would result in a reduction in their value and could materially and adversely affect Amber Premium’s business, operating results, and financial condition.

The value of cryptocurrencies and other digital assets may be subject to momentum pricing risk.

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency and other digital asset market prices are determined primarily using data from various digital asset trading platforms, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies and other digital assets, inflating and making their market prices more volatile, and such effects may be material and adverse. As a result, cryptocurrencies and other digital assets may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely materially affect the value of Amber Premium’s cryptocurrency and other digital asset inventory.

Blockchain networks, digital assets and the digital asset trading platforms on which these assets are traded are dependent on internet and other blockchain infrastructure and susceptible to system failures, security risks and rapid technological change.

The success of cryptocurrency-based blockchain and other digital asset platforms will depend on the continued development of a stable public infrastructure, with the necessary speed, data capacity and security, and the timely development of complementary products such as high-speed modems for providing reliable internet access and services. Digital assets have experienced, and are expected to continue to experience, significant growth in the number of users and amount of content. Blockchains will continue to be increasingly interconnected with other blockchains and real-world applications. As services and applications continue to be built on top of blockchains, they will place increased reliance on third-party infrastructure providers, including in connection with cross-chain bridges and messaging, liquidity providers, wallets, data feeds and oracles. Reliance on any of these third-parties introduces additional risks and points of failure. There is no assurance that the relevant digital asset infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the technology will not be adversely affected by this continued growth. There is also no assurance that the infrastructure or complementary products or services necessary to make digital assets a viable product for their intended use will be developed in a timely manner, or that such development will not result in the requirement of incurring substantial costs to adapt to changing technologies. The failure of these technologies or platforms or their development could materially and adversely affect its investment and trading strategies, the value of its assets and the value of any investment in it. Any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents or other changes to the underlying blockchain network may occur from time to time, causing incompatibility, technical issues, disruptions or security weaknesses to its systems. If Amber Premium is unable to identify, troubleshoot and resolve any such issues successfully, Amber Premium may no longer be able to support such cryptocurrency, its clients’ assets may be frozen or lost, the security of its hot or cold wallets may be compromised and its systems and technical infrastructure may be affected, all of which could adversely impact the success of Amber Premium’s business, financial condition and results of operations. Cryptocurrencies are created, issued, transmitted, and stored according to protocols run by computers in the cryptocurrency network. It is possible these protocols have undiscovered flaws or could be subject to network scale attacks which could result in losses to it. Advancements in quantum computing could break the cryptographic rules of protocols which support certain of Amber Premium’s assets.

From time to time, Amber Premium may encounter technical issues in connection with the integration of supported digital assets and changes or upgrades to the underlying digital asset networks of supported cryptocurrencies or protocols, and more broadly, such changes or upgrades may be delayed or unsuccessful, any of which could materially and adversely affect Amber Premium’s investments and trading strategies, Amber Premium’s financial condition and results of operations.

In order to support any digital asset, a variety of front and back-end technical and development work is required to implement in Amber Premium’s wallet, custody, trading, and other solutions for its clients, and to integrate such supported digital asset with its existing technical infrastructure. For certain digital assets, a significant amount of development work is required and there is no guarantee that Amber Premium will be able to support successfully any existing or future digital asset. In addition, such integration may introduce software errors or weaknesses into Amber Premium’s products and existing infrastructure. Even if such integration is initially successful, any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents, or other changes to the underlying blockchain network may occur from time to time, causing incompatibility, technical issues, disruptions, or security weaknesses to Amber Premium’s products and existing infrastructure. If Amber Premium is unable to identify, troubleshoot and resolve any such issues successfully, it may no longer be able to support such digital asset, its clients’ assets may be frozen or lost, the security of its hot, warm, or cold wallets may be compromised, and its technical infrastructure may be affected, all of which could adversely impact its business.

Rising adoption of blockchain networks leads to network congestion, as space on decentralized ledgers is inherently scarce. From a design standpoint, striking a balance between security, decentralization, and scalability (or transactional throughput) is subject of great debate among innovators and has led to the creation of a variety of networks that make different trade-offs to achieve different outcomes. If network congestion rises to the point where transaction fees make it prohibitively expensive for average users to operate on the network, those users may stop using the network, and application developers may seek to build on other networks where users can afford to transact.

Any number of anticipated or unforeseen technical changes or software upgrades, soft or hard forks, cybersecurity incidents or other changes to the underlying blockchain network may cause incompatibility, technical issues, disruptions or security weaknesses to Amber Premium’s systems. If Amber Premium or its third-party providers are unable to identify, troubleshoot and resolve any such issues successfully, Amber Premium may no longer be able to support such cryptocurrency, its clients’ assets may be frozen or lost, and Amber Premium’s technical infrastructure may be affected, all of which could adversely impact the success of Amber Premium’s business, financial condition and results of operations.

Changes in the governance of a digital asset network may not receive sufficient support from users and miners, which may negatively affect that digital asset network’s ability to grow and respond to challenges.

The governance of decentralized networks, such as the Bitcoin and Ethereum networks, is by voluntary consensus and open competition. As a result, there may be a lack of consensus or clarity on the governance of any particular decentralized digital asset network, which may stymie such network’s utility and ability to grow and face challenges. The foregoing notwithstanding, the protocols for some decentralized networks, such as the Bitcoin network, are informally managed by a group of core developers that propose amendments to the relevant network’s source code. Core developers’ roles evolve over time, largely based on self-determined participation. If a significant majority of users and miners adopt amendments to a decentralized network based on the proposals of such core developers, such network will be subject to new protocols that may adversely affect the value of the relevant digital asset. As a result of the foregoing, Amber Premium may be difficult to find solutions or marshal sufficient effort to overcome any future problems, especially long-term problems, on digital asset networks.

A temporary or permanent “fork” could adversely affect Amber Premium’s business operations and financial conditions.

Many public blockchain networks, including the Bitcoin network, operate using open-source protocols, meaning that any user can download the software, modify it and then propose that the users and miners of Bitcoin, for example, adopt the modification. The development team for a network might propose and implement amendments to a network’s source code through software upgrades altering the original protocol, including fundamental ideas such as the irreversibility of transactions and limitations on the validation of blockchain software distributed ledgers. Such changes to original protocols and software could materially and adversely affect Amber Premium’s business, operating results, and financial condition.

When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the network remains uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “hard fork” of the Bitcoin network, with one group running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of Bitcoin running in parallel, yet lacking interchangeability. Both Bitcoin and Ethereum networks have experienced “forks” in recent years. A fork can lead to a disruption of networks and its information technology systems, which can further lead to temporary or even permanent loss of client assets. For example, in August 2017, Bitcoin “forked” into Bitcoin and a new digital asset, Bitcoin Cash, as a result of a several-year dispute over how to increase the rate of transactions that the Bitcoin network can process.

Forks may also occur as a network community’s response to a significant security breach. For example, in June 2016, an anonymous hacker exploited a smart contract running on the Ethereum network to syphon approximately US$60 million of ETH held by the DAO, a distributed autonomous organization, into a segregated account. In response to the hack, most participants in the Ethereum community elected to adopt a “fork” that effectively reversed the hack. However, a minority of users continued to develop the original blockchain, now referred to as “Ethereum Classic” with the digital asset on that blockchain now referred to as Ether Classic, or ETC. ETC now trades on several digital asset trading platforms.

A fork may also occur as a result of an unintentional or unanticipated software flaw in the various versions of otherwise compatible software that users run. Such a fork could lead to users and miners abandoning the digital asset with the flawed software. It is possible, however, that a substantial number of users and miners could adopt an incompatible version of the digital asset while resisting community-led efforts to merge the two chains. This could result in a permanent fork, as in the case of Ether and Ether Classic.

In addition, many developers have previously initiated hard forks in the Bitcoin blockchain to launch new digital assets, such as Bitcoin Cash, Bitcoin Gold, Bitcoin Silver and Bitcoin Diamond. Later, the Bitcoin Cash blockchain was again forked to launch a new digital asset, Bitcoin Satoshi’s Vision. To the extent such digital assets compete with a digital asset held by Amber Premium or its clients, such competition could impact demand for such digital asset and could adversely impact Amber Premium’s business operations and financial condition. Furthermore, a hard fork can lead to new security concerns. For example, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast to nefarious effect on the other network, plagued Ethereum trading platforms through at least October 2016. An Ethereum trading platform announced in July 2016 that it had lost 40,000 Ether Classic, worth about US$100,000 at that time, as a result of replay attacks. Another possible result of a hard fork is an inherent decrease in the level of security due to significant amounts of mining power remaining on one network or migrating instead to the new forked network. After a hard fork, it may become easier for an individual miner or mining pool’s hashing power to exceed 50% of the processing power of the digital asset network that retained or attracted less mining power, thereby making digital assets that rely on proof-of-work more susceptible to attack.

A hard fork may adversely affect the price of the digital asset at the time of announcement or adoption. For example, the announcement of a hard fork could lead to increased demand for the pre-fork digital asset, in anticipation that ownership of the pre-fork digital asset would entitle holders to a new digital asset following the fork. The increased demand for the pre-fork digital asset may cause the price of the digital asset to rise. After the hard fork, it is possible the aggregate price of the two versions of the digital asset running in parallel would be less than the price of the digital asset immediately prior to the fork.

The Ethereum network is in the process of implementing software upgrades and other changes to its protocol. For example, in September 2022, the Ethereum network activated the long-awaited “Merge” upgrade. The Merge effectively swapped Ethereum’s consensus mechanism away from proof-of-work to proof-of-stake. A digital asset network’s consensus mechanism is a material aspect of its source code, and any failure to properly implement such a change could have a material adverse effect on the value of digital assets that rely on the Ethereum network, including some of which Amber Premium or its clients hold. Although the Merge appears to be successful thus far, it is possible that the Merge introduced a currently undiscovered error or vulnerability. It is expected that further developments and forks for the Ethereum network are forthcoming.

Any future forks could adversely affect Amber Premium’s business operations and financial conditions.

If a malicious actor or botnet obtains control of more than 50% of the processing power on a digital asset network, or otherwise obtains control over a digital asset network through its influence over core developers or otherwise, such actor or botnet could manipulate the blockchain of such digital asset to adversely affect its ability to operate.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of hash rate on a proof-of-work system, or otherwise controls a sizeable portion of supply in a proof-of-stake system, it can maliciously disrupt the blockchain, either by halting functionality, censoring transactions, or even double-spending coins. If such an actor or botnet obtains a majority of the processing power dedicated to mining on a particular digital asset network, it may be able to alter the relevant blockchain on which transactions in that digital asset rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could also control, exclude or modify the ordering of transactions. Although the malicious actor or botnet would not be able to generate new tokens or transactions using such control, it could “double-spend” its own tokens (i.e., spend the same tokens in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the relevant digital asset network or the digital asset community did not reject the fraudulent blocks as malicious, reversing any changes made to the relevant blockchain may not be possible. Further, a malicious actor or botnet could create a flood of transactions in order to slow down the relevant digital asset network.

For example, in August 2020, the Ethereum Classic Network was the target of two double-spend attacks by an unknown actor or actors that gained more than 50% of the processing power of the Ethereum Classic Network. The attack resulted in reorganizations of the Ethereum Classic Blockchain that allowed the attacker or attackers to reverse previously recorded transactions in excess of over US$5.0 million and US$1.0 million.

Further, a malicious actor or botnet could create a flood of transactions in order to slow down the relevant digital asset network. For example, on June 2, 2018, the Horizen network was the target of a double-spend attack by an unknown actor that gained more than 50% of the processing power of the Horizen network. The attack was the result of delayed submission of blocks to the Horizen network. The core developers of Zen have since begun to implement mitigation procedures to significantly increase the difficulty of attacks of this nature by introducing a penalty for delayed block submissions.

The crossing of the 50% threshold indicates a greater risk that a single mining pool or small group of mining pools could exert authority over the validation of digital asset transactions, and this risk is heightened if over 50% of the processing power on the network falls within the jurisdiction of a single governmental authority. To the extent that such events occur on the network of a digital asset that Amber Premium or its clients hold, if the network participants, including any core developers and administrators of mining pools, do not ensure greater decentralization of mining processing power of such network, the feasibility of a malicious actor obtaining control of the processing power on such network will increase, which may adversely affect Amber Premium’s business.

A malicious actor may also obtain control over the Bitcoin network through its influence over core developers by gaining direct control over a core developer or an otherwise influential programmer. To the extent that the Bitcoin ecosystem does not grow, the possibility that a malicious actor may be able to obtain control of the processing power on the Bitcoin network in this manner will remain heightened.

Any of the above events could materially and adversely affect Amber Premium’s business, operating results, and financial condition.

The theft, loss, or destruction of private keys required to access any digital assets held in custody for Amber Premium’s own account or for its clients may be irreversible. If Amber Premium is unable to access its private keys or if it experiences a hack or other data loss relating to its ability to access any digital assets, it could cause regulatory scrutiny, reputational harm, and other losses.

Digital assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to Amber Premium’s wallets containing digital assets held for its own account or for its clients is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, Amber Premium will be unable to access the digital assets held in the related wallet. Further, Amber Premium cannot provide assurance that its wallets will not be hacked or compromised. Digital assets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store Amber Premium’s clients’ digital assets could adversely affect Amber Premium’s clients’ ability to access or sell their digital assets, require it to reimburse its clients for their losses, and subject Amber Premium to significant financial losses in addition to losing clients trust in it and its products. As such, any loss of private keys due to a hack, employee or service provider misconduct or error, or other compromise by third parties could hurt Amber Premium’s brand and reputation, result in significant losses, and adversely impact its business. The total value of digital assets in Amber Premium’s possession and control is significantly greater than the total value of insurance coverage that would compensate Amber Premium in the event of theft or other loss of funds, which could cause Amber Premium’s business, operating results, and financial condition to be adversely impacted in the event of such uninsured loss.

Adverse developments affecting financial institutions could adversely affect Amber Premium’s industry and business.

Adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. Similarly, on March 12, 2023, the New York Department of Financial Services took possession of Signature Bank and appointed the FDIC as receiver of the bank. The U.S. Department of the Treasury, the Federal Reserve and the FDIC released a statement that indicated the FDIC would complete its resolution of Silicon Valley Bank and Signature in a manner that fully protects all depositors. The U.S. Department of Treasury, FDIC and Federal Reserve Board also announced a program to provide up to US$25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for client withdrawals or other liquidity needs of financial institutions. Amber Premium has diverse banking relationships with most of Amber Premium’s deposits at large, systemically important financial institutions. To the extent that Amber Premium has deposited funds with banking institutions that fail and are not otherwise protected, Amber Premium would lose the amount of its deposits over the then current FDIC insurance limit. The loss of Amber Premium’s deposits could reduce the amount of cash Amber Premium has available to operate its business and have an adverse impact on its business, financial condition and results of operations.

Amber Premium offers DeFi products to its clients and its clients may suffer losses if the DeFi protocols, or its activities thereon, do not function as expected.

Amber Premium offers DeFi products to its clients. DeFi protocols achieve their purposes through self-executing smart contracts. Some of these DeFi protocols allow users to, for example, transfer digital assets to a pool from which other users can borrow without requiring an intermediate party to facilitate these transactions. Digital assets transferred to a pool generally earn interest to the lender, based on the rates at which borrowers repay the loan, and can generally be withdrawn with no restrictions. However, these DeFi protocols pose heightened regulatory concerns and are subject to various risks, including the risk that the underlying smart contract is insecure, the risk that borrowers may default and the lender will not be able to recover its digital assets, the risk that any underlying collateral may experience significant volatility, and the risk that certain core developers with protocol administration rights can make unauthorized or harmful changes to the underlying smart contract. If any of these risks materialize, Amber Premium’s clients’ digital assets in these DeFi protocols may be adversely impacted, and Amber Premium’s reputation, business operations and financial condition may be adversely affected.

Amber Premium currently offers products involving, and expect to continue to support, certain smart contract-based digital assets. If the underlying smart contracts for these digital assets do not operate as expected, they could lose value and Amber Premium’s businesses could be adversely affected.

Amber Premium currently offers products involving, and expect to continue to support, various digital assets that represent units of value on smart contracts deployed on a third party blockchain. Smart contracts are programs that store and transfer value and execute automatically when certain conditions are met. Since smart contracts typically cannot be stopped or reversed, vulnerabilities in their programming and design can have damaging, and even permanent, ramifications. For instance, in April 2018, a batch overflow bug was found in many Ethereum-based ERC20-compatible smart contract tokens that allowed hackers to create a large number of smart contract tokens, causing multiple digital asset platforms worldwide to shut down ERC20-compatible token trading. Similarly, in March 2020, a design flaw in the MakerDAO smart contract caused forced liquidations of digital assets at significantly discounted prices, resulting in millions of dollars of losses to users who had deposited digital assets into the smart contract. If any such vulnerabilities or flaws come to fruition, smart contract-based digital assets may suffer negative publicity, be exposed to security vulnerabilities, decline significantly in value, and lose liquidity over a short period of time. As smart contract-based digital assets continue to develop and evolve, Amber Premium may be subject to unintended or unforeseen regulatory risks and regulatory actions, which may be inconsistently applied across jurisdictions.

In some cases, smart contracts can be controlled by one or more “admin keys” or users with special privileges, or “super users.” These users have the ability to unilaterally make changes to the smart contract, enable or disable features on the smart contract, change how the smart contract receives external inputs and data, and make other changes to the smart contract. For smart contracts that hold a pool of assets, these users may also be able to extract funds from the pool, liquidate assets held in the pool, or take other actions that decrease the value of the assets held by the smart contract in reserves. Even for digital assets that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core community members, who would be able to make similar changes unilaterally to the smart contract. If any such super user or group of core members unilaterally make adverse changes to a smart contract, the design, functionality, features and value of the smart contract, its related digital assets may be harmed. In addition, assets held by the smart contract in reserves may be stolen, misused, burnt, locked up or otherwise become unusable and irrecoverable. These super users can also become targets of hackers and malicious attackers. If an attacker is able to access or obtain the super user privileges of a smart contract, or if a smart contract’s super-users or core community members take actions that adversely affects the smart contract, its clients who hold and transact in the affected digital assets may experience decreased functionality and value of the applicable digital assets, up to and including a total loss of the value of such digital assets. Although Amber Premium does not control these smart contracts, any such events could cause clients to seek damages against Amber Premium for their losses, result in reputational damage to it, or in other ways adversely impact Amber Premium’s business.

Risks Related to the Merger

Failure to satisfy the conditions to the Closing of the Merger on a timely basis or at all could cause delay and additional expense or prevent the Merger from occurring altogether.

The Merger Agreement contains conditions to Closing that must be fulfilled (or, as permitted by law and in accordance with the Merger Agreement, waived by the parties) in order to complete the Merger. Several of these conditions, such as obtaining the DWM Required Regulatory Approvals, the ICLK Required Regulatory Approvals, shareholder approval of ListCo and Nasdaq’s approval for the continued listing of the ListCo and completion of the DWM Asset Restructuring, are partially or largely outside of the control and timing of Amber DWM or ListCo and may be driven by factors unrelated to the Merger or the parties thereto. The Merger Agreement may be terminated by Amber DWM or ListCo if the Closing does not occur by June 30, 2025. Should satisfaction of these conditions take longer than the parties anticipate, or if any condition is not met by such date, the parties will need to mutually agree to either postpone the Closing until the condition(s) are met or to waive or amend the condition. If a Closing condition cannot be met on a timely basis, or the parties are unable to agree on a waiver or amendment, the Closing may be delayed or the Merger Agreement may be terminated, subject to the terms and conditions contained therein. There can be no assurance that the conditions to the Closing will be satisfied or waived or that the Merger will be completed. Any delay in completing the Merger could cause Amber DWM and ListCo not to realize some or all of the benefits that the parties expect the Merger to achieve. Furthermore, the parties will fail to realize any benefits of the Merger should the Closing not occur, and in such event, each party will be subject to the go-forward risks of its respective business, potential reputational and economic harm that may result from a failure to consummate the Merger, and the economic burden of fees and expenses associated with the Merger Agreement.

In any event, any prolonged uncertainty as to whether the Merger will be consummated could lead to a material and adverse effect on the business, financial condition and results of operations of ListCo and Amber DWM.

The parties may carry out alternative arrangements in relation to the DWM Asset Restructuring and the Regulatory Approval Condition, which could cause ListCo and Amber DWM not to realize some or all of the benefits that the parties expect the Merger or the DWM Asset Restructuring to achieve and could lead to other adverse effect on Listco and Amber DWM.

The DWM Asset Restructuring contemplates certain regulatory licenses and approvals to be obtained prior to the consummation of the DWM Asset Restructuring. Pursuant to the Merger Agreement, iClick and Amber DWM agree to discuss in good faith a reasonable alternative structure to consummate the DWM Asset Restructuring that will provide iClick with substantially the same economic benefits upon the Closing and the other transactions contemplated under the Merger Agreement, to be implemented under certain circumstances where one or more of the Restructuring Requisite Approvals fails to be obtained. In the event that iClick and Amber DWM agree upon such alternative structure to consummate the DWM Asset Restructuring, the parties may also agree on alternative arrangements in respect to the Regulatory Approval Condition, including the waiver or modification of the Regulatory Approval Condition in respect of one or more license or approval related to the Restructuring Requisite Approvals. See “The Merger Agreement — DWM Asset Restructuring” on page 76.

While the iClick and Amber DWM intend to discuss in good faith on acceptable alternative structure or solution under such circumstances, there is no guarantee that the parties will reach an agreement on an acceptable alternative structure or solution under such circumstances, and even if the parties agree on an alternative structure or solution, it could cause iClick and Amber DWM not to realize some or all of the benefits that the parties expect the Merger or the DWM Asset Restructuring to achieve. The necessity of negotiating or adopting an alternative structure may also result in unforeseen costs, delays and uncertainty in consummating the Merger and could lead to a material and adverse effect on the business, financial condition and results of operations of iClick and Amber DWM. While iClick and Amber DWM intend to take steps necessary and appropriate to prevent or mitigate any such negative impact on the expected benefits of the Merger or the DWM Asset Restructuring, the costs, delays and uncertainty in consummating the Merger, or the adverse effect on the business, financial condition and results of operations of iClick and Amber DWM, there is no guarantee that such steps will successful.

Certain of ListCo’s directors, executive officers and major shareholders have interests in the Merger that are different from, and may potentially conflict with, ListCo’s interests and the interests of its unaffiliated shareholders.

Certain of ListCo’s directors, executive officers and major shareholders have interests in the Merger that may be different from, or in addition to, the interests of unaffiliated shareholders and that may create potential conflicts of interest. For example, pursuant to the terms of the Merger Agreement, ListCo’s directors and executive officers may be entitled to continued indemnification and insurance coverage. See “Proposal I: the Merger Proposal — Interests of ListCo Directors and Executive Officers in the Merger” beginning on page 73.

Amber DWM is not a publicly traded company and does not have a long operating history, making it difficult to determine the fair market value of Amber DWM or the Merger consideration.

Amber DWM’s shares are and have been privately held and are not currently traded on any public market. In addition, Amber DWM commenced its operations in 2021 as the crypto private banking business of Amber Group and does not have a long operating history. As a result, it is difficult to determine the fair market value of Amber DWM or of its shares. Any estimate of the fair market value of Amber DWM or any Amber DWM share is only an estimate and depends on multiple variables, including market activity, the impact of the Merger, and other factors, that could positively or negatively affect such values. Any change in Amber DWM’s financial condition or results of operations may cause significant variations in the price of its shares.

The Board has engaged Houlihan Lokey to provide a fairness opinion as to whether, as of the date of such opinion, the DWM Equity Value in connection with the Merger is fair to the Company from a financial point of view. This opinion is subject to numerous assumptions and factors, including certain information relating to the historical, current and future operations, financial condition and prospects of Amber DWM made available to Houlihan Lokey by Amber DWM.

The Merger Consideration is based on ICLK Equity Value and DWM Equity Value, which will not be adjusted before or at the Closing to account for the performance of ListCo or Amber DWM.

The aggregate number of New Ordinary Share to be issued as Merger consideration is based on the ICLK Equity Value and DWM Equity Value, which equity value is fixed amount that will not be adjusted before or at the Closing, including if the performance of ListCo’s business improves or Amber DWM’s business deteriorates in the period after the execution of the Merger Agreement and before the Closing.

Nasdaq may not approve the initial listing application in connection with the Transactions.

It is a closing condition to the Merger that (i) Nasdaq approval of the listing application submitted by Listco shall have been obtained, and (ii) no general suspension or material limitation of trading in the ADSs has been imposed or threatened by the SEC or Nasdaq. The Merger Agreement also requires that until the Closing, Listco shall remain listed as a public company on Nasdaq, in compliance with any applicable Nasdaq rules and regulations, and that the ADSs remain listed on Nasdaq.

If ListCo could not satisfy the conditions for continued listing on Nasdaq, ListCo’s securities would be delisted and subject to suspension. The suspension and delisting of the ADSs would lead to decreases in analyst coverage and market-making activity relating to the ICLK Shares, as well as reduced information about trading prices and volume. As a result, it could become significantly more difficult for ListCo’s shareholders to sell their ICLK Shares at prices comparable to those in effect prior to delisting or at all.

Each party is subject to business uncertainties and contractual restrictions while the Merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the Merger, it is possible that some customers, suppliers and other business partners with whom ListCo and/or Amber DWM has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with ListCo or Amber DWM, as the case may be, as a result of the Merger or otherwise, which could negatively affect ListCo’s or Amber DWM’s business, regardless of whether the Merger is completed. The pending transaction could also divert management time and resources that could otherwise have been devoted to other opportunities that may have been beneficial to Amber DWM or ListCo.

Under the terms of the Merger Agreement, ListCo and Amber DWM are subject to certain restrictions on the conduct of their respective businesses prior to the Closing which may adversely affect their ability to execute certain of its business strategies. Such limitations could adversely affect ListCo’s or Amber DWM’s business and operations.

The Company has not obtained, and does not expect to obtain, an updated fairness opinion from Houlihan Lokey reflecting changes in circumstances that may have occurred since the signing of the Merger Agreement.

The fairness opinion prepared by Houlihan Lokey were based on information made available to Houlihan Lokey as of the date of the fairness opinion, which may have changed, or may change, after the date of such opinion. The Company has not obtained an updated fairness opinion from Houlihan Lokey or from any other party as of the date of this proxy statement and does not expect to obtain an updated version prior to consummation of the Merger. Changes in the operations and prospects of the Company or Amber DWM, general market and economic conditions and other factors which may be beyond the control of the Company and Amber DWM, and on which they were based, may have altered the prices or values of ICLK Shares or the ADSs or shares of Amber DWM since the date of such fairness opinion, or may alter such values and prices by the time the Merger is completed.

Risks Related to the Ownership of the Shares or ADSs

The dual-class share structure of ListCo with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the New Class A Shares and the ADSs may view as beneficial.

Upon consummation of the Merger, in respect of matters requiring the votes of shareholders of ListCo, holders of New Class A Shares are entitled to one vote per New Class A Share while holders of New Class B Shares are entitled to thirty (30) votes per New Class B Share. Each New Class B Share is convertible into one New Class A Shares at any time by the holder thereof, while New Class A Shares are not convertible into New Class B Share under any circumstances. The dual-class share structure of ListCo with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the New Class A Shares and the ADSs may view as beneficial.

Upon consummation of the Merger, Mr. Michael Wu is expected to beneficially own 310,562,426 New Class A Shares and 36,318,335 New Class B Shares, which account for an aggregate of 92.9% of the voting power represented by all the issued and outstanding shares of ListCo. As a result of the dual-class share structure and the concentration of ownership, Mr. Michael Wu and any future holder of New Class B Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, amendments to organizational documents, and other significant corporate actions. Mr. Michael Wu and any future holder of New Class B Shares may have interests that differ from the interests of the other shareholders of ListCo and may vote its New Ordinary Share in ways with which other shareholders may disagree or which may be adverse to such other shareholders’ interests. This concentrated ownership may have the effect of delaying, preventing or deterring a change in control of ListCo, could deprive its shareholders of an opportunity to receive a premium for their New Class A Shares as part of a sale of ListCo, and could have a negative effect on the market price of the New Class A Shares or the ADSs.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs has fluctuated significantly since the announcement of the proposed Merger and will continue to be volatile and could fluctuate widely. Many factors that are beyond the control of Amber DWM and ListCo may materially adversely affect the market price and marketability of the ADSs and ListCo’s ability to raise capital through equity financings. These factors include the following:

•	regulatory developments affecting Amber DWM or its industry;

•	status of the Transactions and satisfaction of conditions precedent to the closing of the Transactions;

•	variations in Amber DWM’s or ListCo’s revenues, earnings, cash flow and data related to its operations;

•	changes in market condition, market potential and competitive landscape;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by Amber DWM or its competitors;

•	fluctuations in global and middle Eastern economies;

•	changes in financial estimates by securities analysts;

•	adverse publicity about Amber DWM or its industry;

•	additions or departures of key personnel and senior management;

•	release of lock-up or other transfer restrictions on ListCo’s outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If ListCo were involved in a class action suit, it could divert a significant amount of ListCo management’s attention and other resources from its business and operations and require it to incur significant expenses to defend the suit, which could harm its results of operations. Any such class action suit, whether or not successful, could harm ListCo’s reputation and restrict its ability to raise capital in the future. In addition, if a claim is successfully made against ListCo, it may be required to pay significant damages, which could have a material adverse effect on its financial condition and results of operations.

ListCo will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules upon consummation of the Merger and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

It is expected that, subject to certain assumptions, Mr. Michael Wu will have the right to vote 92.9% of the New Ordinary Shares upon consummation of the Merger. As a result, ListCo will be a “controlled company” as defined under the Nasdaq Stock Market Rules as set forth in Listing Rule 5605(b), because Mr. Michael Wu will own more than 50% of ListCo’s total voting power. For so long as ListCo remains a controlled company, it will be permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of its board of directors must be independent directors or that it has to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if ListCo ceases to be a controlled company, it may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “—ListCo is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it will be exempt from certain provisions applicable to U.S. domestic public companies.”

ListCo will not pay dividends for the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

It is intended for ListCo to retain any future earnings to finance the operation and expansion of its business, and it does not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in the ADSs if the market price of the ADSs increases.

ListCo may be a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

A non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” if, in any taxable year, either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income for these purposes. ListCo will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, ListCo treats its consolidated variable interest entities as being owned by it for U.S. federal income tax purposes because it controls their management decisions and will be entitled to substantially all of the economic benefits associated with these entities.

Based on its financial statements, the manner in which it conducts its business, the trading price of its ADSs, the value and nature of its assets and the sources and nature of its income, ListCo believes it was a PFIC for its prior taxable year, and there is a significant risk that it will be a PFIC for its current taxable year. Following the Merger, the annual PFIC income and asset tests in respect of ListCo will be applied based on the assets and activities of the combined business. Based on the projected composition of ListCo’s income and assets, ListCo believes there is a significant risk that it will be a PFIC in the taxable year that includes the date of the Merger.

The determination of whether ListCo is a PFIC is made annually after the close of each taxable year. This determination is based on the facts and circumstances at that time, some of which may be beyond ListCo’s control, such as the amount and composition of its income and the valuation and composition of its assets, including goodwill and other intangible assets, as implied by the market price of its ADSs and ordinary shares. In particular, because the value of ListCo’s assets for purposes of the asset test may be determined by reference to the market price of its ADSs, fluctuations in the market price of its ADSs and/or ordinary shares may cause ListCo to be a PFIC in the current or subsequent taxable years. In addition, the composition of ListCo’s income and assets will also be affected by how, and how quickly, it uses its liquid assets. As the PFIC tests must be applied at the end of each year, and the composition of ListCo’s income and assets and the value of its assets may change over time, there can be no assurance that ListCo will not be a PFIC for any year in which a U.S. Holder holds its stock.

If ListCo is a PFIC in any taxable year, U.S. Holders (as defined in “Material United States Federal Income Tax Consequences to U.S. Holders of ICLK”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and may be subject to burdensome reporting requirements. Further, if ListCo is a PFIC for any year during which a U.S. Holder holds its ADSs or ordinary shares, the U.S. Holder generally will be required to continue to treat ListCo as a PFIC for all succeeding years during which the U.S. Holder holds ListCo’s ADSs or ordinary shares, even if ListCo no longer satisfies the tests described above, unless the U.S. Holder makes a special “purging” election on U.S. Internal Revenue Service (“IRS”) Form 8621. For more information, see “Material United States Federal Income Tax Consequences to U.S. Holders of ICLK”. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of holding ordinary shares or ADSs in a PFIC.

Substantial future sales or perceived sales of the ICLK Shares or ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ICLK Shares or ADSs, either in the public market or through private placement, or the perception that these sales could occur, could cause the market price of the ADSs to decline. In connection with the Transactions, each of the existing shareholders of Amber DWM has entered into a lock-up agreement with the Company pursuant to which they have agreed not to transfer the shares received in consideration of the Merger for a period of 12 months following the Closing. Any or all of these securities may be released prior to the expiration of the lock-up period at the discretion of a majority of the directors of Listco then in office. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the ADSs could decline. It cannot be predicted what effect, if any, market sales of securities held by ListCo’s significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because ListCo is incorporated under Cayman Islands law.

ListCo is an exempted company incorporated under the laws of the Cayman Islands with limited liability. ListCo’s corporate affairs are governed by its amended and restated memorandum and articles of association (or the second amended and restated memorandum and articles of association of ListCo upon consummation of the Merger), the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against ListCo and its directors, actions by minority shareholders and the fiduciary duties of ListCo directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of ListCo shareholders and the fiduciary duties of ListCo directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like ListCo have no general rights under Cayman Islands law to inspect corporate records (other than the amended and restated memorandum and articles of association, the register of mortgages and charges, and copies of any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. ListCo directors have discretion under its amended and restated memorandum and articles of association (or the second amended and restated memorandum and articles of association of ListCo), to determine whether or not, and under what conditions, ListCo’s corporate records may be inspected by its shareholders, but are not obliged to make them available to ListCo shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. If ListCo chooses to follow its home country practice in the future, ListCo shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have greater difficulty in protecting their interests in the face of actions taken by ListCo’s management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about ListCo’s business, the market price for the ADS and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about ListCo or its business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover ListCo downgrade the ADSs or publish inaccurate or unfavorable research about its business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of ListCo or fail to publish reports on ListCo regularly, ListCo could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

ListCo is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it will be exempt from certain provisions applicable to U.S. domestic public companies.

ListCo is currently qualified as a foreign private issuer under the Exchange Act and is expected to continue to qualify as such upon consummation of the Merger, and exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.

ListCo is and will continue to be required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information ListCo will be required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. For example, U.S. domestic issuers are required to file annual reports within 60 to 90 days from the end of each fiscal year. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

If ListCo fails to implement or maintain an effective system of internal controls in the future, ListCo may be unable to accurately report its financial condition or results of operations, which may adversely affect investor confidence in ListCo and, as a result, the market price of the ADSs.

Amber DWM has been a private company since its inception and, as such, it has not had the internal control and financial reporting requirements that are required of a publicly traded company. Upon consummation of the Merger, Amber DWM will be operating as wholly owned subsidiary of ListCo, which is a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that ListCo includes a report from management on its internal control over financial reporting as of the end of the fiscal year, or the ListCo’s independent registered public accounting firm to attest to and report on the effectiveness of its internal control over financial reporting. The management or the independent registered public accounting firm of ListCo may conclude that its internal control over financial reporting is not effective.

The management of ListCo may conclude that its internal control over financial reporting is not effective. Moreover, even if its management concludes that its internal control over financial reporting is effective, ListCo’s independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with ListCo’s internal controls or the level at which its controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from ListCo. It may be unable to timely complete its evaluation testing and any required remediation. In addition, the requirements such as maintaining effective disclosure controls and procedures and internal controls over financial reporting may place a strain on the ListCo’s systems and resources.

After consummation of the Merger, ListCo may identify certain deficiencies in its internal control over financial reporting in the course of preparing its consolidated financial statements. There can be no assurance as to when these deficiencies will be remediated or that additional deficiencies, which may be significant, or material weaknesses will not arise in the future. Any failure to remediate deficiencies, or the development of new deficiencies or material weaknesses in ListCo’s internal control over financial reporting, could result in material misstatements in ListCo’s financial statements, which in turn could have a material adverse effect on ListCo’s financial condition.

Ineffective internal control over financial reporting could expose ListCo to increased risk of fraud or misuse of corporate assets or inaccurate reporting of financial conditions and results of operations and subject ListCo to potential delisting from the stock exchange on which ListCo is listed, regulatory investigations and civil or criminal sanctions. ListCo may also be required to restate its financial statements from prior periods. If ListCo fails to achieve and maintain an effective internal control environment, it could suffer material misstatements in its financial statements and fail to meet its reporting obligations, which would likely cause investors to lose confidence in ListCo’s reported financial information. This could in turn limit ListCo’s access to capital markets, result in deterioration in its financial condition and results of operations, and lead to a decline in the market price of the ADSs.

THE EXTRAORDINARY GENERAL MEETING

Time, Place and Purpose of the Extraordinary General Meeting

This proxy statement is being furnished to our shareholders as part of the solicitation of proxies by the Board of Directors for use at the extraordinary general meeting to be held at our office, located at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, People’s Republic of China, on January 3, 2025 at 9:00 a.m. (Hong Kong time), or January 2, 2025 at 8:00 p.m. (New York time), and for any adjournment or postponement thereof.

The purpose of the extraordinary general meeting is for our shareholders to consider and vote upon:

(i)	the Merger Proposal (“Proposal I”);

(ii)	the Amendment Proposal (“Proposal II”);

(iii)	the Name Change Proposal (“Proposal III”);

(iv)	the Variation of Share Capital Proposal (“Proposal IV”);

(v)	the General Authorization Proposal (“Proposal V”); and

(vi)	the Adjournment Proposal (“Proposal VI”).

Recommendations of the Board

The Board of ListCo reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. On November 29, 2024, the Board unanimously (a) determined that the Merger Agreement and the transaction agreements contemplated by the Merger Agreement are fair to and in the best interests of ListCo and its shareholders, (b) declared it advisable to enter into the Merger Agreement and the transaction agreements contemplated by the Merger Agreement, (c) authorized and approved the execution, delivery and performance of the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, and (d) resolved to direct that the authorization and approval of the Merger Agreement, the plan of merger, and the transactions contemplated under the Merger Agreement, including the Merger, be submitted to a vote at an extraordinary general meeting of the shareholders of ListCo.

After careful consideration, the Board of ListCo authorized and approved the Merger Agreement and the plan of merger and recommends that you vote (a) FOR the proposal to authorize and approve the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, (b) FOR the proposal to adopt the tenth amended and restated memorandum and articles of association of ListCo in the form attached as Annex C to the accompanying proxy statement, effective immediately prior to the Effective Time (the “Amendment of M&A”); (b) FOR the proposal to approve the change of the corporate name of ListCo from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited” effective immediately prior to the Effective Time (the “Change of Name”); (c) FOR the proposal to approve the variation of the authorized share capital of ListCo effective immediately prior to the Effective Time (the “Variation of Share Capital”); (d) FOR the proposal to authorize Wing Hong Sammy Hsieh, a director of the Company, to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Amendment of M&A, the Change of Name and the Variation of Share Capital; and (f) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Record Date and Quorum

You are entitled to attend and vote at the extraordinary general meeting if you have ICLK Shares registered in your name in ListCo’s register of members at the close of business in the Cayman Islands on December 18, 2024, the ICLK Share record date for voting at the extraordinary general meeting. If you own ADSs on December 18, 2024, the ADS record date (and do not convert such ADSs and become a registered holder of the ICLK Class A Shares underlying such ADSs as explained below), you cannot attend or vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the registered holder of the ICLK Class A Shares underlying the ADSs) on how to vote the ICLK Class A Shares underlying your ADSs. We will instruct the ADS depositary to deliver to holders of ADS at the close of business in New York City on December 18, 2024, the ADS record date, an ADS proxy card, the form of which is attached as Annex F to the accompanying proxy statement, and holders of ADS as of the ADS record date will have the right to instruct the ADS depositary how to vote the ICLK Class A Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the deposit agreement. ADS holders are strongly urged to sign, complete and return the ADS proxy card to the ADS depositary in accordance with the instructions printed thereon as soon as possible and, in any event, no later than 9:00 a.m. (New York time) on December 31, 2024 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary). Alternatively, if you own ADSs on the ADS record date, you may attend and vote at the extraordinary general meeting by converting your ADSs into ICLK Class A Shares (and certifying you have not instructed, and will not instruct, the ADS depositary to vote the ICLK Class A Shares represented by your ADSs) before the close of business in New York City on December 18, 2024 and becoming a registered holder of ICLK Shares prior to the close of business in the Cayman Islands not later than December 18, 2024, the ICLK Share record date. Each outstanding ICLK Share on the ICLK Share record date entitles the holder to one vote on each matter submitted to the shareholders for authorization and approval at the extraordinary general meeting and any adjournment thereof. We expect that, as of the ICLK Share record date, there will be 39,344,526 ICLK Class A Shares and 5,034,427 ICLK Class B Shares issued and outstanding and entitled to vote at the extraordinary general meeting, respectively. If you have ICLK Shares registered in your name on the ICLK Share record date, the deadline for you to lodge your proxy card and vote is 9:00 a.m. January 1, 2025 (Hong Kong time), or 8:00 p.m. December 31, 2024 (New York time). See “—Procedures for Voting” below.

Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger

In order for the Merger to be consummated, the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, must be authorized and approved by a special resolution of ListCo passed by a majority of not less than two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

Based on the number of ICLK Shares we expect to be issued and outstanding and entitled to vote on the ICLK Share record date, and assuming that all shareholders will be present and vote in person or by proxy at the extraordinary general meeting, approximately 93,355,378 votes of ICLK Shareholders would need to be voted in favor of the proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement and the plan of merger, including the Merger, in order for the proposal to be authorized and approved by a special resolution.

As of the date of this proxy statement, the Undertaking Shareholders beneficially owned in the aggregate 11,626,898 ICLK Class A Shares and 4,385,078 ICLK Class B Shares, representing approximately 71% of the total voting power of the Company. See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 127 for additional information. Pursuant to the terms of the Voting Agreement, these ICLK Shares will be voted in favor of the authorization and approval of the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement, including the Merger, at the extraordinary general meeting of ListCo.

If your ICLK Shares are held in the name of a broker, bank or other nominee, your broker, bank or other nominee will not vote your ICLK Shares in the absence of specific instructions from you.

Procedures for Voting

ICLK Shares

Holders of record of our Shares may vote their ICLK Shares by attending the extraordinary general meeting and voting their ICLK Shares in person, or by completing the enclosed proxy card in accordance with the instructions set forth on the proxy card. The deadline to lodge your proxy card is 9:00 a.m. January 1, 2025 (Hong Kong time), or 8:00 p.m. December 31, 2024 (New York time).

Shareholders who hold their ICLK Shares in “street name,” meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their ICLK Shares how to vote their ICLK Shares or obtain a proxy from the record holder to vote their ICLK Shares at the extraordinary general meeting.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact ListCo’s Investor Relations Department at +852-3700-9100 or by email at ir@i-click.com, for Asia, or at +1 516 222 2560 or by email at tomc@coreir.com.

ADSs

If you own ADSs as of the close of business in New York City on December 18, 2024, the ADSs record date (and do not convert such ADSs and become a registered holder of the ICLK Class A Shares underlying such ADSs as explained below), you cannot attend or vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the registered holder of the ICLK Class A Shares underlying the ADSs) how to vote the ICLK Class A Shares underlying your ADSs. We will instruct the ADS depositary to deliver to holders of ADS at the close of business in New York City on December 18, 2024, the ADS record date, an ADS proxy card, the form of which is attached as Annex F to the accompanying proxy statement, and holders of ADS as of the ADS record date will have the right to instruct the ADS depositary how to vote the ICLK Class A Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the deposit agreement. ADS holders are strongly urged to sign, complete and return the ADS proxy card to the ADS depositary in accordance with the instructions printed thereon as soon as possible and, in any event, no later than 9:00 a.m. (New York time) on December 31, 2024 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary). Alternatively, you may attend and vote at the extraordinary general meeting if you convert your ADSs and become a registered holder of ICLK Class A Shares prior to the close of business in the Cayman Islands not later than December 18, 2024. If you wish to convert your ADSs for the purpose of voting ICLK Class A Shares, you need to make arrangements to deliver your ADSs to the ADS depositary for conversion before the close of business in New York City on December 18, 2024 together with (a) delivery instructions for the corresponding ICLK Class A Shares (name and address of person who will be the registered holder of ICLK Class A Shares), and (b) payment of the ADS cancellation fees (US$0.05 per ADS to be cancelled) and any applicable taxes. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to convert the ADSs on your behalf. Upon conversion of the ADSs, the ADS depositary will arrange for J.P. Morgan Chase Bank N.A. Hong Kong, the custodian holding the ICLK Class A Shares, to transfer registration of the ICLK Class A Shares to the former ADS holder (or a person designated by the former ADS holder). If after registration of ICLK Shares in your name, you wish to receive a certificate evidencing the ICLK Shares registered in your name, you will need to request the registrar of the ICLK Shares to issue and mail a certificate to your attention.

Voting of Proxies and Failure to Vote

All ICLK Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, ICLK Shares represented by that proxy card will be voted FOR the approval of the Merger Proposal, FOR the approval of the Amendment Proposal, FOR the approval of the Name Change Proposal, FOR the Variation of Share Capital Proposal, FOR the approval of the General Authorization Proposal, and FOR the approval of the Adjournment Proposal.

Brokers or other nominees who hold our ICLK Shares in “street name” for customers who are the beneficial owners of such ICLK Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers.

ICLK Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting.

ICLK Class A Shares represented by ADSs for which (i) the ADS depositary timely receives voting instructions from the ADS holders which fail to specify the manner in which the ADS depositary is to vote the ICLK Class A Shares represented by such ADSs or (ii) the ADS depositary has not received voting instructions by 9:00 a.m. (New York time) on December 31, 2024, in each case, will not be counted for purposes of determining the presence or absence of a quorum for the extraordinary general meeting or voted at the extraordinary general meeting.

Revocability of Proxies

Holders of our ICLK Shares may revoke their proxies in one of three ways:

First, a shareholder can deliver written notice of revocation to our Investor Relations Department at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, People’s Republic of China at any time at least two hours prior to the commencement of the extraordinary general meeting;

Second, a shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to ListCo no later than 9:00 a.m. January 1, 2025 (Hong Kong time), or 8:00 p.m. December 31, 2024 (New York time); or

Third, a shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If a shareholder has instructed a broker to vote the shareholder’s ICLK Shares, the shareholder must follow directions received from the broker to change those instructions.

Registered holders of our ADSs who are on the books of the ADS depositary may revise their voting instructions by completing, dating and submitting a new ADS proxy card to the ADS depositary bearing a later date than the ADS proxy card sought to be revoked to the ADS depositary to be received any time prior to 9:00 a.m. (New York time) on December 31, 2024.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Solicitation of Proxies

This proxy solicitation is being made and paid for by iClick on behalf of the Board. iClick will bear the costs of holding the extraordinary general meeting and the cost of soliciting proxies, including costs of printing and mailing the proxy card. Our directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication. These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. We will reimburse the ADS depositary, JP Morgan Chase Bank, N.A., for costs incurred by it in mailing proxy materials to ADS holders in accordance with the deposit agreement.

Internet Availability of Proxy Materials

The notice and the proxy card for the extraordinary general meeting will first be mailed on or about December 19, 2024 (New York time) to all shareholders entitled to vote at the extraordinary general meeting. We are providing this notice to inform you that the proxy materials are available at the “Investors” section of iClick’s corporate website at https://ir.i-click.com/.

Questions and Additional Information

If you have more questions about the Merger Proposal, the Amendment Proposal, the Name Change Proposal, the Variation of Capital Proposal, the General Authorization Proposal or the Adjournment Proposal, need assistance in submitting your proxy or voting your ICLK Shares or ADS, or need additional copies of the proxy card or ADS proxy card, you should contact the Company’s Investor Relations Department at +852-3700-9100 or by email at ir@i-click.com, for Asia, or at +1 516 222 2560 or by email at tomc@coreir.com.

PROPOSAL I: THE MERGER PROPOSAL

General

This proxy statement is being provided to ListCo shareholders in connection with the solicitation of proxies by the Board to be voted at the extraordinary general meeting and at any adjournments or postponements of the general meeting. At the extraordinary general meeting, ListCo shareholders will be asked to, among other things, approve the Merger Agreement. The Merger Agreement provides for the merger of Merger Sub with and into Amber DWM, with Amber DWM continuing as the surviving entity and a wholly-owned subsidiary of ListCo.

The Merger will not be consummated unless ListCo shareholders approve the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement. You are urged to read the Merger Agreement in its entirety because it is the principal legal document that governs the Merger. For additional information about the Merger Agreement, see “The Merger Agreement” below.

The Companies

iClick Interactive Asia Group Limited

ListCo is an exempted company with limited liability incorporated under the laws of the Cayman Islands. ListCo’s principal executive office is located at 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay, Hong Kong S.A.R., People’s Republic of China. ListCo’s telephone number at this address is +852 3700 9000. ListCo’s registered office in the Cayman Islands is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

ListCo is a renowned online marketing and enterprise solutions provider in Asia that empowers worldwide brands with full-stack consumer lifecycle solutions.

For a description of ListCo’s history, development, business and organizational structure, see ListCo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on June 20, 2024, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 135 for a description of how to obtain a copy of such Annual Report.

Overlord Merger Sub Ltd.

Overlord Merger Sub Ltd. (“Merger Sub”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands and is directly and wholly-owned by ListCo. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement (as defined below), including the Merger (as defined below). The registered office address is the offices of International Corporation Services Ltd, PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.

Amber DWM Holding Limited

Amber DWM is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Amber DWM’s principal executive office is located at 1 Wallich Street, #30-02 Guoco Tower, Singapore 078881. Amber DWM’s telephone number at this address is +65 6022 0228. Amber DWM’s registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Amber DWM, operating under the well-known brand “Amber Premium,” is a leading digital wealth management platform offering private banking-level solutions tailored for the dynamic cryptoeconomy. Serving a premium clientele of esteemed institutions and qualified individuals, Amber DWM develops and supports innovative digital wealth management products. Its institutional-grade access and operations make it the top choice for one-stop digital wealth management services, providing tailored, secure solutions that drive growth in the Web3 economy.

For a more detailed description of Amber DWM’s history, development, business and organizational structure, see “Information about Amber DWM” beginning on page 101.

Vote Required

Assuming that a quorum is present at the extraordinary general meeting, approval of the Merger Agreement requires a majority of not less than two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

Merger Consideration

The Merger values iClick at an equity value at US$40,000,000 (the “ICLK Equity Value”) on a fully-diluted basis, and values Amber DWM at an equity value at US$360,000,000 on a fully-diluted basis (the “DWM Equity Value”), assuming the completion of the DWM Asset Restructuring as described below.

At the Effective Time, each share of Amber DWM (“DWM Shares”) issued and outstanding immediately prior to the Effective Time will be surrendered and cancelled in exchange for the right to receive (x) in the case of any DWM Share held by AB Founder HoldCo, a number of validly issued, fully paid and non-assessable New Class B Shares, and (y) in all other cases, a number of validly issued, fully paid and non-assessable New Class A Shares, in each case, equal to (a) the DWM per share value (which is in turn calculated by (i) the DWM Equity Value divided by (ii) the number of ordinary shares of Amber DWM that are outstanding immediately prior to the Effective Time), divided by (b) the ICLK per share value (which is in turn calculated by (i) the ICLK Equity Value, divided by (ii) the number of all ICLK Class A Shares and ICLK Class B Shares (collectively, “ICLK Shares”) that are outstanding immediately prior to the Effective Time on a fully-diluted basis, assuming the issuance of all ICLK Shares that are required to be issued, but have not been issued as of immediately prior to the Effective Time, in connection with the acquisition by ICLK of certain share capital of Changyi (Shanghai) Information Technology Ltd.) (the “Per Share Merger Consideration”, and the aggregate number of New Class A Shares and New Class B Shares to be issued by ListCo, the “Merger Consideration”), except for (x) all ordinary shares of DWM that are owned by iClick, Amber DWM, Merger Sub or any subsidiary of Amber DWM immediately prior to the Effective Time which shall automatically be canceled and shall cease to exist, and (y) ordinary shares of Amber DWM issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such ordinary shares of Amber DWM in accordance with Section 238 of the Cayman Islands Companies Act (such ordinary shares of Amber DWM being referred to collectively as the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act.

The ADSs, each representing five (5) ICLK Class A Shares, are listed on Nasdaq under the symbol “ICLK.” On November 27, 2024, the last trading day prior to the date of the public announcement of the execution of the Merger Agreement, the closing price per ADS was US$7.10. On December 18, 2024, the last practicable date prior to the date of the proxy statement, the closing price per ADS was US$8.58.

Fairness Opinion of the Board’s Financial Advisor

The Board retained Houlihan Lokey as its financial advisor in connection with the Merger. Houlihan Lokey issued a fairness opinion as to whether, as of the date of such opinion, the DWM Equity Value in connection with the Merger is fair to the Company from a financial point of view. This opinion is subject to numerous assumptions and factors, including certain information relating to the historical, current and future operations, financial condition and prospects of Amber DWM made available to Houlihan Lokey by Amber DWM.

Treatment of Equity Awards

Each option, RSU and any other equity award of iClick that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, shall remain outstanding and shall remain subject to the terms and conditions of (a) the 2018 Share Incentive Plan, or (b) the Post-IPO Share Incentive Plan (collectively, the “ICLK Share Plans”), as applicable. and any relevant award agreements applicable to such equity plans.

Ownership of New Ordinary Shares After the Merger

Upon completion of the transactions contemplated by the Merger Agreement, the existing Amber DWM shareholders and existing ListCo shareholders (including holders of ADSs) will own approximately 90% and 10%, respectively, of the outstanding shares of the combined company, representing approximately 97% and 3%, of the voting power of the combined company, respectively. See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 127 for additional information.

Purposes and Effects of the Merger

The purpose of the Merger is to enable ListCo to acquire 100% control of Amber DWM in a transaction in which the holders of securities of Amber DWM will receive New Ordinary Shares. The ADSs are currently listed on Nasdaq under the symbol “ICLK.” It is expected that, following the consummation of the Merger, ListCo will maintain its listing on Nasdaq under a new symbol “AMBR.”

Interests of ListCo Directors and Executive Officers in the Merger

In considering the recommendations of the Board to vote for the Merger Proposal, you should be aware that certain of the current directors and executive officers of ListCo have interests in the Merger that may be different from, or in addition to, the interests of unaffiliated ListCo shareholders generally and may create potential conflicts of interest. For example, pursuant to the terms of the Merger Agreement, ListCo’s directors and executive officers may be entitled to continued indemnification and insurance coverage. The Board was aware of each of these interests in reviewing, considering and negotiating the terms of the proposed Merger and in recommending that ListCo shareholders approve the adoption of the Merger Agreement.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse acquisition (reverse merger) in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). Under this method of accounting, the Company will be treated as the “acquired” company for financial reporting purposes.

No Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to our shareholders under the Companies Act of the Cayman Islands or ListCo’s memorandum and articles of association in connection with the types of actions contemplated under the Merger Proposal. As a result, holders of our ICLK Shares or ADSs will not have the right to seek appraisal and payment of the fair value of the ICLK Shares, including those underlying their ADSs.

Recommendation of ListCo’s Board of Directors

The Board has determined that the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of ListCo and its shareholders, authorized and approved the Merger Agreement and the plan of merger and recommends that the ListCo shareholders vote “FOR” the Merger Proposal.

THE MERGER AGREEMENT

The summary of the material terms and conditions of the Merger Agreement below and elsewhere in this proxy statement is qualified in its entirety by the Merger Agreement, the full text of which was included as Annex A to, and incorporated by reference into, this proxy statement. This summary does not purport to be complete and may not contain all the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement in its entirety because it is the principal legal document that governs the Merger.

The representations and warranties contained in the Merger Agreement were made only for the purposes of the Merger Agreement as of the specific dates therein and were made solely for the benefit of the parties to the Merger Agreement. The representations and warranties contained in the Merger Agreement may be subject to limitations agreed upon by the parties to the Merger Agreement and are qualified by information in confidential disclosure schedules delivered connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement may be subject to a standard of materiality provided for in the Merger Agreement and have been used for the purpose of allocating risk among the parties, rather than establishing matters of fact. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Amber DWM or ListCo. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ListCo’s public disclosure.

For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those Merger Agreement provisions in this proxy statement should not be read as characterizations of the actual state of facts or condition of Amber DWM or ListCo. Moreover, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy statement or incorporated by reference into this proxy statement.

Structure and Consummation of the Merger

The Merger Agreement provides for the merger of Merger Sub with and into Amber DWM upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Cayman Islands Companies Act, whereupon Merger Sub will be struck off the register of companies in the Cayman Islands and the separate corporate existence of Merger Sub will cease and Amber DWM will continue its existence as the surviving company. As a result of the Merger, Amber DWM will become a wholly owned subsidiary of ListCo.

The Closing will occur by electronic exchange of documents and signatures on the tenth (10th) business day after satisfaction or waiver of the conditions to the Merger (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such condition), or at such other time, date and place as iClick and Amber DWM may mutually agree in writing. The date on which the Closing actually takes place is referred to herein as the “Closing Date”. On the Closing Date, the applicable parties shall cause the Merger to be consummated by executing and filing a plan of merger for the Merger in accordance with the relevant provisions of the Cayman Islands Companies Act, substantially in the form attached as Annex B to the proxy statement (the “Plan of Merger”), with the Registrar of Companies of the Cayman Islands.

We currently expect that the Merger will be consummated by June 30, 2025, after all conditions to the Merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the Merger will be satisfied or waived; however, we intend to complete the Merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of ListCo after Closing

Immediately before the Effective Time, ListCo will change its name to “Amber International Holding Limited” (the “Name Change”) and adopt the tenth amended and restated memorandum and articles of association (the “Amendment of M&A”) in the form attached as Annex C to the proxy statement, concurrently with which (a) the authorized share capital of iClick shall become US$1,300,000 divided into 1,300,000,000 shares comprising of (i) 1,191,000,000 Class A ordinary shares of a par value of US$0.001 each (each a “New Class A Share”) and (ii) 109,000,000 Class B ordinary shares of a par value of US$0.001 each (each a “New Class B Share”), and (b) all Class A ordinary shares of iClick immediately prior to the adoption of the Amendment of M&A, par value US$0.001 per share (each a “ICLK Class A Share”) and all Class B ordinary shares of ICLK immediately prior to the adoption of the Amendment of M&A, par value US$0.001 per share (each a “ICLK Class B Share”) the holders of which have delivered a written notice to iClick to convert its ICLK Class B Shares to ICLK Class A Shares with immediate effect on the Closing Date immediately before the Effective Time (such ICLK Class B Shares, the “Converting ICLK Class B Shares”), in the authorized share capital of iClick (including all issued and outstanding ICLK Class A Shares and Converting ICLK Class B Shares, and all authorized but unissued ICLK Class A Shares and ICLK Class B Shares) shall be re-designated as New Class A Shares, and all ICLK Class B Shares other than the Converting ICLK Class B Shares shall be re-designated as New Class B Shares (unless such New Class B Shares are otherwise required to be automatically converted into New Class A Shares in accordance with the Amendment of M&A (assuming the Amendment of M&A proposal is approved)) (collectively, the “Variation of Share Capital”).

iClick has agreed to take all necessary action prior to the Effective Time such that (a) each director of iClick in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time) and (b) the Board, immediately after the Effective Time, shall consist of seven (7) directors, all of which will be designated in writing by DWM at least ten (10) business days prior to the Closing (each, a “ListCo Director”), with one ListCo Director being the chairman of the Board.

iClick has agreed to take all necessary action prior to the Effective Time such that (i) each officer of iClick in office immediately prior to the Effective Time shall cease to be an officer immediately following the Effective Time and (ii) such individuals designated in writing by DWM be appointed the officers of ListCo as of the Effective Time until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed; provided that, certain employees of iClick, including its Chief Financial Officer, Ms. Josephine Ngai, will be offered an opportunity to remain employed by the applicable ICLK Group Company from the Effective Time to the first anniversary of the Effective Time, on terms no less favorable than the terms of his or her employment immediately prior to the Effective Time.

Merger Consideration

The Merger values iClick at an equity value at US$40,000,000 (the “ICLK Equity Value”) on a fully-diluted basis, and values Amber DWM at an equity value at US$360,000,000 on a fully-diluted basis (the “DWM Equity Value”), assuming the completion of the DWM Asset Restructuring as described below.

At the Effective Time, each share of Amber DWM (“DWM Shares”) issued and outstanding immediately prior to the Effective Time will be surrendered and cancelled in exchange for the right to receive (x) in the case of any DWM Share held by AB Founder HoldCo, a number of validly issued, fully paid and non-assessable New Class B Shares, and (y) in all other cases, a number of validly issued, fully paid and non-assessable New Class A Shares, in each case, equal to (a) the DWM per share value (which is in turn calculated by (i) the DWM Equity Value divided by (ii) the number of ordinary shares of Amber DWM that are outstanding immediately prior to the Effective Time), divided by (b) the ICLK per share value (which is in turn calculated by (i) the ICLK Equity Value, divided by (ii) the number of all ICLK Class A Shares and ICLK Class B Shares (collectively, “ICLK Shares”) that are outstanding immediately prior to the Effective Time on a fully-diluted basis, assuming the issuance of all ICLK Shares that are required to be issued, but have not been issued as of immediately prior to the Effective Time, in connection with the acquisition by ICLK of certain share capital of Changyi (Shanghai) Information Technology Ltd.) (the “Per Share Merger Consideration”, and the aggregate number of New Class A Shares and New Class B Shares to be issued by ListCo, the “Merger Consideration”), except for (x) all ordinary shares of DWM that are owned by iClick, Amber DWM, Merger Sub or any subsidiary of Amber DWM immediately prior to the Effective Time which shall automatically be canceled and shall cease to exist, and (y) ordinary shares of Amber DWM issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such ordinary shares of Amber DWM in accordance with Section 238 of the Cayman Islands Companies Act (such ordinary shares of Amber DWM being referred to collectively as the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act.

The ADSs, each representing five (5) ICLK Class A Shares, are listed on Nasdaq under the symbol “ICLK.” On November 27, 2024, the last trading day prior to the date of the public announcement of the execution of the Merger Agreement, the closing price per ADS was US$7.10. On December 18, 2024, the last practicable date prior to the date of the proxy statement, the closing price per ADS was US$8.58.

Treatment of Equity Awards of iClick

Each option, RSU and any other equity award of iClick that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, shall remain outstanding and shall remain subject to the terms and conditions of (a) the 2018 Share Incentive Plan, or (b) the Post-IPO Share Incentive Plan (collectively, the “ICLK Share Plans”), as applicable, and any relevant award agreements applicable to such equity plans.

DWM Asset Restructuring

Pursuant to the Merger Agreement, Amber DWM agrees to (i) acquire 100% of the equity interests in WhaleFin Markets Limited (“WhaleFin HK”), a company incorporated in Hong Kong, from Amber Global Limited, a Cayman Islands exempted company, for a consideration of US$1 (the “WhaleFin HK Equity Transfer”), and (b) cause its subsidiary Amber Premium FZE (“FZE”) to assume all rights and obligations under all of the customer contracts to which WFTL is a party (the “WFTL Assigned Contracts”) (the “WFTL Contract Assignment”, and collectively with the WhaleFin HK Equity Transfer, the “DWM Asset Restructuring”).

Amber DWM shall cause WhaleFin HK to obtain (i) the license to operate a virtual asset trading platform under section 1 of Part 1 of Schedule 3B to the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Cap. 615 of the Laws of Hong Kong), and (ii) the license to conduct Type 1 (dealing in securities) and Type 7 (providing automated trading services) regulated activities under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (together, the “HK Licenses”). The WhaleFin HK Equity Transfer shall be consummated after the obtaining of the HK Licenses by WhaleFin HK, and shall be conditioned upon any requisite approval by the Securities and Futures Commission of Hong Kong on the WhaleFin HK Equity Transfer (together with the HK Licenses, the “HK Approvals”).

The consummation of the FZE Assignment shall be conditioned upon the obtaining by FZE of the Virtual Asset Service Provider license from the Virtual Assets and Regulatory Authority of Dubai (“VARA”, together with the HK Approvals, the “Restructuring Requisite Approvals”).

The completion of the DWM Asset Restructuring is a condition to the obligations of iClick and Merger Sub to consummate and effect the Merger and the other transactions contemplated under the Merger Agreement, which may be waived by iClick. Amber DWM and iClick also agree to discuss in good faith a reasonable alternative structure to consummate the DWM Asset Restructuring that will provide iClick with substantially the same economic benefits upon the Closing and the other transactions contemplated under the Merger Agreement, to be implemented in the event that (i) the DWM Asset Restructuring has not been completed due to the failure to obtain one or more of the Restructuring Requisite Approvals, and (ii) all other conditions to the Closing have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided that each of such conditions is capable of being satisfied at the Closing). In the event that iClick and Amber DWM agree upon such alternative structure to consummate the DWM Asset Restructuring, the parties may also agree on alternative arrangements in respect to the Regulatory Approval Condition, including the waiver or modification of the Regulatory Approval Condition in respect of one or more license or approval related to the Restructuring Requisite Approvals.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by Amber DWM that are subject in certain cases to exceptions and qualifications contained in the Merger Agreement or in the Amber DWM confidential disclosure schedule delivered to iClick in connection with the execution of the Merger Agreement (the “DWM Disclosure Letter”). The representations and warranties (subject to their respective qualifications as provided in the Merger Agreement) made by Amber DWM to iClick and Merger Sub include the following, among other things:

•	corporate organization, qualification to do business, good standing, corporate power and compliance with organizational documents of Amber DWM;

•	capitalization, corporate organization, qualification to do business, good standing, corporate power and compliance with organizational documents of the subsidiaries of Amber DWM;

•	good, exclusive and marketable title of Amber DWM and its subsidiaries (including WhaleFin HK and its subsidiaries, collectively, the “DWM Group Companies”) to such assets, rights and properties necessary to perform obligations under the WFTL Assigned Contracts in all material respects;

•	capitalization of Amber DWM;

•	due authorization, execution and validity of the Merger Agreement and other transaction documents;

•	absence of any violation, conflict or breach of agreements, or any conflict with or violation of organizational documents or laws, as a result of the execution, delivery or performance of the Merger Agreement and other transaction documents, and consummation of the transactions;

•	governmental consents and approvals for the Merger and other transactions;

•	compliance with laws and possession of approvals;

•	investor status of each shareholder of Amber DWM who is to receive Merger Consideration;

•	financial statements and internal control;

•	absence of undisclosed liabilities;

•	absence of certain changes or events;

•	litigation;

•	employee benefit plans and labor matters;

•	real property and tangible property matters;

•	taxes;

•	fees payable to finders or brokers in connection with the Merger and other transactions;

•	intellectual property;

•	data privacy and cybersecurity;

•	material contracts;

•	insurance;

•	interested party transactions;

•	accuracy of certain information supplied;

•	compliance with anti-bribery and anti-corruption laws;

•	compliance with international trade laws and sanctions laws;

•	completion of the DWM Asset Restructuring as of the Closing and the possession of required material licenses and approvals to operate the business of the DWM Group Companies afterwards; and

•	no additional representations and warranties.

Certain of these representations and warranties are qualified as to “materiality” or “DWM Material Adverse Effect.” For purposes of the Merger Agreement, “DWM Material Adverse Effect” means any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of the DWM Group Companies, taken as a whole (assuming the completion of the DWM Asset Restructuring), or (b) the ability of DWM to consummate the transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a DWM Material Adverse Effect pursuant to clause (a) has occurred: acts of war, sabotage, cyberattacks, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattacks, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the transactions (including the impact thereof on relationships with customers, suppliers or employees); (iv) changes or proposed changes in applicable legal requirements, regulations or interpretations thereof or decisions by courts or any governmental entity after the date of the Merger Agreement; (v) changes in applicable accounting principles (or any interpretation thereof) after the date of the Merger Agreement; (vi) general economic, regulatory or tax conditions, including changes in the credit, debt, securities or financial markets (including changes in interest or exchange rates) after the date of the Merger Agreement; (vii) events or conditions generally affecting the industries and markets in which the DWM Group Companies operate; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a DWM Material Adverse Effect; or (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of the Merger Agreement or (B) taken with the prior written consent of or at the prior written request of iClick or Merger Sub; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of the DWM Group Companies, taken as a whole, relative to similarly situated companies in the industries in which the DWM Group Companies conduct their respective operations, then such incremental disproportionate impact may be taken into account (unless otherwise excluded) in determining whether a DWM Material Adverse Effect has occurred.

The Merger Agreement contains a number of representations and warranties made by iClick and Merger Sub that are subject in certain cases to exceptions and qualifications contained in the Merger Agreement, in iClick’s confidential disclosure schedule delivered to Amber DWM concurrently with the execution of the Merger Agreement (the “ICLK Disclosure Letter”), or in certain filings filed or furnished with the SEC. The representations and warranties (subject to their respective qualifications as provided in the Merger Agreement) made by iClick and Merger Sub to Amber DWM include the following, among other things:

•	corporate organization, qualification to do business, good standing, corporate power and compliance with organizational documents of iClick and Merger Sub;

•	capitalization, corporate organization, qualification to do business, good standing, corporate power and compliance with organizational documents of the subsidiaries of iClick;

•	capitalization of iClick;

•	due authorization of issuance of the Merger Consideration;

•	due authorization, execution and validity of the Merger Agreement and other transaction documents;

•	absence of any violation, conflict or breach of agreements, or any conflict with or violation of organizational documents or laws, as a result of the execution, delivery or performance of the Merger Agreement and other transaction documents, and consummation of the transactions;

•	governmental consents and approvals for the Merger and other transactions;

•	compliance with laws and possession of approvals;

•	SEC reports and financial statements;

•	disclosure control and internal control;

•	absence of undisclosed liabilities;

•	absence of certain changes or events;

•	litigation;

•	employee benefit plans and labor matters;

•	real property and tangible property matters;

•	taxes;

•	fees payable to finders or brokers in connection with the Merger and other transactions;

•	intellectual property;

•	data privacy and cybersecurity;

•	material contracts;

•	insurance;

•	interested party transactions;

•	accuracy of certain information supplied;

•	compliance with anti-bribery and anti-corruption laws;

•	compliance with international trade laws and sanctions laws;

•	iClick’s listing on Nasdaq;

•	the disposal of certain businesses of iClick that occurred prior to the execution of the Merger Agreement; and

•	no additional representations and warranties.

Certain of these representations and warranties are qualified as to “materiality” or “ICLK Material Adverse Effect.” For purposes of the Merger Agreement, “ICLK Material Adverse Effect” means any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of the operations of iClick and its subsidiaries (the “ICLK Group Companies”), taken as a whole; or (b) the ability of iClick or Merger Sub to consummate the transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether an ICLK Material Adverse Effect pursuant to clause (a) has occurred: (i) acts of war, sabotage, cyberattacks, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattacks, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics or other natural or man-made disasters; changes attributable to the public announcement, performance or pendency of the transactions (including the impact thereof on relationships with customers, suppliers or employees); (iv) changes or proposed changes in applicable legal requirements, regulations or interpretations thereof or decisions by courts or any governmental entity after the date of the Merger Agreement; (v) changes in applicable accounting principles (or any interpretation thereof) after the date of the Merger Agreement; (vi) general economic, regulatory or tax conditions, including changes in the credit, debt, securities or financial markets (including changes in interest or exchange rates) after the date of the Merger Agreement; (vii) events or conditions generally affecting the industries and markets in which the ICLK Group Companies operate; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in an ICLK Material Adverse Effect; or (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of the Merger Agreement or (B) taken with the prior written consent of or at the prior written request of Amber DWM; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of the ICLK Group Companies, taken as a whole, relative to similarly situated companies in the industries in which the ICLK Group Companies conduct their respective operations, then such incremental disproportionate impact may be taken into account (unless otherwise excluded) in determining whether an ICLK Material Adverse Effect has occurred.

Conduct of Business Prior to the Closing

Except (a) as expressly contemplated by the Merger Agreement or any other Transaction Agreements (including as contemplated by the DWM Asset Restructuring and the DWM Capital Restructuring, each in a manner in accordance with the terms of this Agreement), (b) as required by applicable legal requirements, (c) as requested by or consented to in writing by iClick (which consent shall not be unreasonably withheld, delayed or conditioned), or (d) as set forth in the DWM Disclosure Letter, during the period from the date of the Merger Agreement until the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement (such period, the “Interim Period”), DWM (x) shall, and shall cause each of the DWM group companies to, conduct its business in the ordinary course of business consistent with past practice and in accordance with applicable legal requirements, (y) shall not, and shall cause each of the DWM group companies not to:

•	(I) increase the maximum aggregate number of DWM Shares which may be issued pursuant to any DWM Share Plan as of the date hereof or otherwise amend any DWM Share Plan, (II) without prior written notification to ICLK, hire or terminate any employee, or, (III) except as otherwise required by any DWM employee benefit plan as in effect on the date of the Merger Agreement or applicable legal requirements: (i) increase in any manner the compensation or benefits payable, or to become payable to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 20% in the base salary or wage rate of any current employee who has annual base compensation of less than US$100,000 in the ordinary course of business, (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative) consistent with past practice, (C) increases of compensation for employees who change jobs, (D) increases of compensation to reflect market adjustments on the basis of objective data and (E) increases of compensation to adjust for gender equity as needed; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business; (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement, DWM’s employee benefit plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a DWM’s employee benefit plan if it had been in effect on the date of the Merger Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any DWM’s employee benefit plan or otherwise; or (v) grant any equity or equity-based compensation awards;

•	(i) transfer, sell, assign, license (other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the DWM Group Companies’ products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the DWM Group Companies) any DWM Owned IP (as defined in the Merger Agreement) material to the DWM Group Companies; (ii) subject any DWM Owned IP material to the DWM Group Companies to a lien (other than Permitted Liens (as defined in the Merger Agreement)); (iii) abandon, let lapse or fail to maintain or renew any DWM Registered IP (as defined in the Merger Agreement) (other than DWM Registered IP that (x) is not material to the DWM Group Companies or (y) is expiring at the end of its natural statutory term) or (iv) subject or agree to subject any DWM Code (as defined in the Merger Agreement) material to the DWM Group Companies to the terms of any Open Source Software license and engage in certain activities with respect to such material DWM Code;

•	except for transactions solely among the DWM Group Companies: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any share capital or otherwise, or split, combine or reclassify any share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital or reorganization, recapitalization, exchange of shares or other like change with respect to any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, share capital or any other equity interests, as applicable, in any DWM Group Company (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any equity incentive plan or such person’s employment, grant or subscription agreement, in each case, in accordance with such DWM Group Company’s governing documents and such plan or agreement, as in effect as of the date of the Merger Agreement); or (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, share capital or any other equity interests (such as stock options, stock units, restricted stock or other contracts for the purchase or acquisition of such share capital), as applicable, in any DWM Group Company;

•	amend its governing documents;

•	except in the ordinary course of business: (i) merge, consolidate or combine any DWM Group Company with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof, to the extent the aggregate transaction value of such investments and acquisitions exceeds US$1,000,000;

•	voluntarily dispose of or amend any DWM Real Property Lease (as defined in the Merger Agreement) other than in the ordinary course of business or as would not reasonably be expected to be material to the DWM Group Companies, individually or in the aggregate;

•	other than with respect to the DWM Real Property Leases (as defined in the Merger Agreement) and intellectual property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties material to the DWM Group Companies, other than in the ordinary course of business or pursuant to contracts existing on the date of the Merger Agreement;

•	(i) make, create any loans, advances or capital contributions to, or investments in, any person other than any of the DWM Group Companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any indebtedness incurred after the date of the Merger Agreement in excess of US$500,000, other than such indebtedness incurred in the ordinary course of business and guarantees of any indebtedness of any DWM Group Companies that does not and will not reasonably be expected to result in or give rise to any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation by any person in connection with the transactions contemplated under the Merger Agreement; (iii) except in the ordinary course of business, create any liens on any material property or material assets of any of the DWM Group Companies in connection with any indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any indebtedness owed to any of the DWM Group Companies other than ordinary course compromises of amounts owed to the DWM Group Companies by their respective customers;

•	compromise, settle or agree to settle any legal proceeding involving payments by any DWM Group Company of US$500,000 or more, or that imposes any material non-monetary obligations on a DWM Group Company (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto), in each case, other than certain disclosed litigation;

•	except in the ordinary course of business or as would not reasonably be expected to be material to the DWM Group Companies, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable DWM Group Company or terminate any DWM Material Contract (as defined in the Merger Agreement); (B) enter into any contract that would have been a DWM Material Contract (as defined in the Merger Agreement), had it been entered into prior to the date of the Merger Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any DWM Material Contract (as defined in the Merger Agreement) (other than assignments among the DWM Group Companies);

•	except as required by applicable accounting principles (or any interpretation thereof) or applicable legal requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

•	make, change or revoke any material tax election, change (or request to change) any material method of accounting for tax purposes, file any amended material tax return, settle or compromise any material tax liability, enter into any material closing agreement with respect to any tax or surrender any right to claim a material refund of taxes, consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment, or enter into any tax indemnity, tax sharing or tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to taxes);

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any DWM Group Company;

•	subject to the first bullet above, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders or other affiliates (other than DWM Group Companies), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the DWM Group Companies and (iii) employment arrangements entered into in the ordinary course;

•	engage in any material new line of business;

•	amend any provision of its privacy policies in any material respect or in any manner adverse to any of the DWM Group Companies (other than changes required to conform to applicable privacy laws); or

•	agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Notwithstanding anything in the Merger Agreement to the contrary, (i) nothing set forth in the Merger Agreement shall give any other party, directly or indirectly, the right to control or direct the operations of any DWM Group Company and (ii) nothing set forth in the Merger Agreement shall prohibit, or otherwise restrict the ability of Amber from paying any DWM Transaction Costs (as defined in the Merger Agreement), in each case, prior to the Closing.

Except (a) as expressly contemplated by the Merger Agreement or any other Transaction Agreements, (b) as required by applicable legal requirements, (c) as requested by or consented to in writing by Amber DWM (which consent shall not be unreasonably withheld, delayed or conditioned), or (d) as set forth in the ICLK Disclosure Letter, during the Interim Period, iClick (x) shall, and shall cause each of the ICLK Group Companies to, conduct its business in the ordinary course of business consistent with past practice and in accordance with applicable legal requirements, (y) shall not, and shall cause each of the ICLK Group Companies not to:

•	(I) increase the maximum aggregate number of ICLK Ordinary Shares which may be issued pursuant to any ICLK Share Plan as of the date of the Merger Agreement or otherwise amend any ICLK Share Plan, (II) without prior written notification to DWM, hire or terminate any employee, or, (III) except as otherwise required by any ICLK Share Plan as in effect on the date of the Merger Agreement or applicable legal requirements: (i) increase the total compensation, bonuses or benefits payable, or to become payable to, current and former employee, director and independent contractor by more than 10% in the aggregate as compared to that of the most recent fiscal year; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business; (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement, iClick’s employee benefit plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted ICLK employee benefit plan if it had been in effect on the date of the Merger Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any of iClick’s employee benefit plans or otherwise; (v) grant any equity or equity-based compensation awards other than as permitted under the ICLK Share Plan;

•	(i) transfer, sell, assign, license (other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the ICLK group companies’ products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the ICLK group companies) any ICLK Owned IP (as defined in the Merger Agreement); (ii) subject any ICLK Owned IP to a lien (other than Permitted Liens as defined in the Merger Agreement); (iii) abandon, let lapse or fail to maintain or renew any ICLK Owned IP (as defined in the Merger Agreement) (other than ICLK Owned IP that is not material to the ICLK group companies) or (iv) subject or agree to subject any ICLK Code (as defined in the Merger Agreement) to the terms of any Open Source Software license;

•	except for transactions solely among the ICLK Group Companies wholly owned by ICLK directly or indirectly, (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or otherwise, or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or reorganization, recapitalization, exchange of shares or other like change with respect to any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any ICLK Group Company (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any ICLK Share Plan or such person’s employment, grant or subscription agreement, in each case, in accordance with such ICLK Group Company’s governing documents and such plan or agreement, as in effect as of the date of the Merger Agreement); or (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other equity interests (such as stock options, stock units, restricted stock or other contracts for the purchase or acquisition of such capital stock), as applicable, in any ICLK Group Company (other than any grants, issuances or sales made to directors, officers or employees in accordance with the terms of any ICLK Share Plan or such person’s employment, grant or subscription agreement, in each case, in accordance with such ICLK Group Company’s governing documents and such plan or agreement, as in effect as of the date of the Merger Agreement);

•	amend its governing documents;

•	except in the ordinary course of business: (i) merge, consolidate or combine any ICLK Group Company with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof, to the extent the aggregate transaction value of such investments and acquisitions exceeds $1,000,000;

•	voluntarily dispose of or amend any ICLK Real Property Lease (as defined in the Merger Agreement) other than in the ordinary course of business or as would not reasonably be expected to be material to the ICLK Group Companies, individually or in the aggregate;

•	other than with respect to the ICLK Real Property Leases (as defined in the Merger Agreement) and intellectual property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties material to the ICLK Group Companies, other than in the ordinary course of business or pursuant to contracts existing on the date of the Merger Agreement;

•	(i) make, create any loans, advances or capital contributions to, or investments in, any person other than any of the ICLK Group Companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any indebtedness incurred after the date hereof in excess of US$500,000 other than such indebtedness incurred in the ordinary course of business and guarantees of any indebtedness of any ICLK Group Companies wholly owned by ICLK directly or indirectly that does not and will not reasonably be expected to result in or give rise to any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation by any Person in connection with the Transactions; (iii) except in the ordinary course of business, create any liens on any material property or material assets of any of the ICLK Group Companies in connection with any indebtedness thereof (other than Permitted Liens as defined in the Merger Agreement); or (iv) cancel or forgive any indebtedness owed to any of the ICLK Group Companies other than ordinary course compromises of amounts owed to the ICLK Group Companies by their respective customers;

•	compromise, settle or agree to settle any legal proceeding involving payments by any ICLK Group Company of US$500,000 or more, or that imposes any material non-monetary obligations on an ICLK Group Company (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto), in each case, other than certain disclosed litigation;

•	except in the ordinary course of business or as would not reasonably be expected to be material to the ICLK Group Companies, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable ICLK Group Company or terminate any ICLK Material Contract (as defined in the Merger Agreement); (B) enter into any contract that would have been a ICLK Material Contract (as defined in the Merger Agreement), had it been entered into prior to the date of the Merger Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any ICLK Material Contract (as defined in the Merger Agreement) (other than assignments among the ICLK Group Companies);

•	except as required by applicable accounting principles (or any interpretation thereof) or applicable legal requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

•	make, change or revoke any material tax election, change (or request to change) any material method of accounting for tax purposes, file any amended material tax Return, settle or compromise any material tax liability, enter into any material closing agreement with respect to any tax or surrender any right to claim a material refund of taxes, consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment, or enter into any tax indemnity, tax sharing or tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to taxes);

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any ICLK Group Company;

•	subject to the first bullet above, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders or other affiliates (other than ICLK Group Companies wholly owned by ICLK directly or indirectly), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the ICLK Group Companies, and (iii) employment arrangements entered into in the ordinary course;

•	engage in any material new line of business;

•	amend any provision of its privacy policies in any material respect or in any manner adverse to any of the ICLK Group Companies (other than changes required to conform to applicable privacy laws);

•	convert into RMB any cash held by the ICLK Group Companies in USD or any currency other than RMB, except for such conversion in the ordinary course of business consistent with past practices or for purposes of repaying indebtedness repayable in RMB but in each case only to the extent necessary; or

•	agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Notwithstanding anything in the Merger Agreement to the contrary, (i) nothing set forth in the Merger Agreement shall give any other party, directly or indirectly, the right to control or direct the operations of any ICLK Group Company and (ii) nothing set forth in the Merger Agreement shall prohibit, or otherwise restrict the ability of, any ICLK Group Company from paying any ICLK Transaction Costs (as defined in the Merger Agreement), in each case, prior to the Closing.

Proxy Statement; Extraordinary general meeting; Shareholder Approvals

As promptly as practicable following the execution and delivery of the Merger Agreement (and in any event no later than December 31, 2024, subject to the timely provision by DWM and its affiliates of requisite information, materials and comment, including the requisite financial statements (including relevant pro forma financial information), in each case in relation to DWM Group Companies), iClick shall prepare and furnish with the SEC a proxy statement of iClick for the purpose of soliciting proxies from holders of ICLK Class A Shares and ICLK Class B Shares to vote at the Extraordinary general meeting (as defined below) in favor of: (1) the approval and adoption of the Merger Agreement and the transactions contemplated under the Merger Agreement (including the Merger); (2) the adoption of the Amendment of M&A (and the Variation of Share Capital and the Name Change); and (3) any other proposals the parties deem necessary or desirable to consummate the transactions (collectively, the “ICLK Shareholder Matters”). Without the prior written consent of DWM (such consent not to be unreasonably withheld, conditioned or delayed), the ICLK Shareholder Matters shall be the only matters (other than procedural matters) which iClick shall propose to be acted on by iClick shareholders at the Extraordinary general meeting. The proxy statement will comply as to form and substance with the applicable legal requirements. iClick shall furnish the proxy statement with the SEC and cause the proxy statement to be mailed to its shareholders of record, as of the record date to be established by the Board as promptly as practicable following the filing of the proxy statement (such date, the “Proxy Filing Date”).

In the preparation of the proxy statement, iClick will make available to Amber DWM drafts of the proxy statement and any other documents to be filed or furnished with the SEC that relate to the transactions, both preliminary and final, and any amendment or supplement to the proxy statement or such other document and will provide Amber DWM with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. In connection with the transactions contemplated under the Merger Agreement, iClick shall not file or furnish any such documents with, or respond to any comments or requests from, the SEC without the prior written consent of Amber DWM (such consent not to be unreasonably withheld, conditioned or delayed). iClick will advise Amber DWM promptly (and in any event within one business day) after it receives notice thereof, of: (A) the time when the proxy statement has been furnished with the SEC; (B) the furnishing of any supplement or amendment to the proxy statement; and (C) requests by the SEC for additional information relating to the proxy statement, in each case of (A), (B) and (C), together with a copy of the proxy statement, supplement or amendment thereto, or such request, as applicable.

iClick shall make all necessary filings with respect to the transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder. Amber DWM agrees to use reasonable best efforts to timely provide iClick with all information in its possession concerning (a) the business, management, operations and financial condition of itself and its subsidiaries and (b) officers, directors, employees, shareholders, and other equity holders and such other matters, in each case, reasonably requested by iClick for inclusion in the proxy statement. Each of iClick and Amber DWM shall cause the directors, officers and employees of itself or its subsidiaries to be reasonably available to iClick and its counsel, auditors and other advisors in connection with the drafting of the proxy statement.

iClick shall, as promptly as practicable following the Proxy Filing Date, establish a record date (which date shall be agreed with Amber DWM) for, duly call and give notice of an extraordinary general meeting of iClick shareholders (the “Extraordinary general meeting”), which will include a class vote of the shareholders of the ICLK Class B Shares. iClick shall convene and hold the Extraordinary general meeting for the purpose of obtaining the approval of the ICLK Shareholder Matters, which meeting shall be held not more than thirty-five (35) days after the date on which iClick mails the proxy statement to its shareholders. iClick shall use reasonable best efforts to obtain the approval of the ICLK Shareholder Matters at the Extraordinary general meeting, including by soliciting proxies as promptly as practicable in accordance with applicable legal requirements for the purpose of seeking the approval of the ICLK Shareholder Matters. Notwithstanding anything to the contrary contained in the Merger Agreement, iClick shall be entitled to (and in the case of the following clauses (ii) or (iii), at the request of Amber DWM, iClick shall) postpone or adjourn the Extraordinary general meeting: (i) to ensure that any supplement or amendment to the proxy statement that the Board has determined in good faith is required by applicable legal requirements is disclosed to iClick shareholders and for such supplement or amendment to be promptly disseminated to iClick shareholders with sufficient time prior to the Extraordinary general meeting for iClick shareholders to consider the disclosures contained in such supplement or amendment; (ii) if, as of the time for which the Extraordinary general meeting is originally scheduled (as set forth in the proxy statement), there are insufficient iClick shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Extraordinary general meeting; or (iii) in order to solicit additional proxies from shareholders for purposes of obtaining approval of the ICLK Shareholder Matters; provided, that in the event of a postponement or adjournment pursuant to clauses (i), (ii), or (iii), the Extraordinary general meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved; provided, further, that, without the consent of Amber DWM (such consent not to be unreasonably withheld, conditioned or delayed), in no event shall iClick postpone or adjourn the Extraordinary general meeting for more than fifteen (15) days later than the most recently postponed or adjourned meeting; provided, further, that in no event shall iClick be permitted to postpone or adjourn the Extraordinary general meeting more than three times or reconvene the Extraordinary general meeting on a date that is later than fifteen (15) business days prior to the Outside Date.

Subject to the proviso in the immediately following sentence, iClick shall include the recommendation of the Board that the shareholders of iClick vote to approve the ICLK Shareholder Matters (the “ICLK Board Recommendation”) in the proxy statement. The Board shall not (and no committee or subgroup thereof shall) change, withdraw, revoke, withhold, qualify or modify, or publicly propose to change, withdraw, revoke, withhold, qualify or modify, the ICLK Board Recommendation (a “Change in Recommendation”); provided, however, that the Board may make a Change in Recommendation if it determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that a failure to make a Change in Recommendation would constitute a breach by the Board of its fiduciary obligations to iClick shareholders under applicable legal requirements. iClick agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Extraordinary general meeting for the purpose of seeking approval of the ICLK Shareholder Matters shall not be affected by any Change in Recommendation, and iClick agrees to establish a record date for, duly call, give notice of, convene and hold the Extraordinary general meeting and submit for the approval of its shareholders the matters contemplated by the proxy statement, regardless of whether or not there shall have occurred any Change in Recommendation.

Listing Application and Listing Status

ICLK shall submit an initial listing application for the ADSs representing the New Class A Shares to be approved for listing on the Nasdaq Stock Market (“Nasdaq”). Amber DWM shall cooperate with iClick in a timely manner in connection with such listing application.

iClick shall, from the date of the Merger Agreement through the Closing, ensure that iClick remains listed as a public company on Nasdaq, in compliance with any applicable Nasdaq rules and regulations, and that the ADSs remain listed on Nasdaq, and keep current and timely file all reports or information required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable legal requirements.

No Solicitation

During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms and the Closing, Amber DWM shall not, and shall cause its affiliates not to, and shall direct its and its affiliates’ respective employees, agents, officers, directors, managers, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly, other than as contemplated by the Merger Agreement (including the DWM Asset Restructuring or certain capital restructuring of Amber DWM as contemplated under the Merger Agreement (the “DWM Capital Restructuring”)): (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than the parties hereto and their respective Representatives) concerning any merger, consolidation, sale of any material portion of the ownership interests and/or assets of any of the DWM Group Companies, recapitalization of any of the DWM Group Companies or similar transaction involving any of the DWM Group Companies (each, a “DWM Business Combination”); (ii) enter into any contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a DWM Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding a DWM Business Combination. Amber DWM shall, and shall cause its affiliates to, and shall cause its and its affiliates’ respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any person with respect to any DWM Business Combination.

During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, iClick and Merger Sub shall not, and shall cause their respective affiliates not to, and shall direct each of iClick and Merger Sub’s and their affiliates’ respective Representatives not to, directly or indirectly, other than as contemplated by the Merger Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than the parties to the Merger Agreement and their respective Representatives) concerning any merger, consolidation, sale of ownership interests or assets of the ICLK Group Companies, recapitalization of the any ICLK Group Company or similar transaction involving any ICLK Group Company (each, an “ICLK Business Combination”); (ii) enter into any contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to an ICLK Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding an ICLK Business Combination. iClick and Merger Sub shall, and shall cause their affiliates to, and shall cause each of iClick and Merger Sub’s and their affiliates’ respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any person with respect to any ICLK Business Combination.

Director and Officer Indemnification and Insurance

iClick agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any DWM Group Company (each, together with such person’s heirs, executors or administrators, an “DWM D&O Indemnified Party”), as provided in their respective governing documents, shall survive the Closing and shall continue in full force and effect. For a period of six years following the Closing Date, ListCo shall cause each DWM Group Company to maintain in effect the exculpation, indemnification and advancement of expenses provisions of its governing documents as in effect immediately prior to the Closing Date, and iClick shall, and shall cause the DWM Group Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any DWM D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any legal proceedings pending or asserted or any claim made within such period shall continue until the disposition of such legal proceeding or resolution of such claim.

Prior to the Closing, Amber DWM shall use its commercially reasonable efforts to obtain a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “DWM D&O Tail”) or alternatively an annual ongoing directors’ and officers’ liability insurance, in each case, in respect of acts or omissions occurring prior to the Effective Time covering each such person that is a director or officer of a DWM Group Company currently covered by Amber DWM’s and its affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage and amounts as commercially practicable under market conditions at such time.

iClick agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of iClick (each, together with such person’s heirs, executors or administrators, an “ICLK D&O Indemnified Party”), as provided in its governing documents, shall survive the Closing and shall continue in full force and effect. For a period of six years from the Closing Date, ListCo shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of ListCo’s governing documents as in effect immediately after the Closing Date, and ListCo shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any ICLK D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any legal proceedings pending or asserted or any claim made within such period shall continue until the disposition of such legal proceeding or resolution of such claim.

Prior to the Closing, iClick shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “ICLK D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such person that is a director or officer of iClick currently covered by iClick and its affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of the Merger Agreement (or as commercially practicable under market conditions at such time) for the six-year period following the Closing.

Reasonable Best Efforts

Each of iClick, Merger Sub and Amber DWM agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions, including using reasonable best efforts to accomplish the following: (i) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in the Merger Agreement to be satisfied; (ii) the obtaining of all necessary waivers, consents, approvals, orders and authorizations from governmental entities and the making of all necessary registrations, declarations and filings with governmental entities, and the taking of all commercially reasonable steps as may be necessary to avoid any legal proceeding against the Merger Agreement or any of the transactions contemplated by the Merger Agreement; (iii) the obtaining of all consents, approvals or waivers from third parties set forth on the DWM Disclosure Letter; (iv) the obtaining of all consents, approvals or waivers from third parties set forth on the ICLK Disclosure Letter; (v) the defending of any legal proceeding challenging the Merger Agreement or the consummation of the transactions, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed; and (vi) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the transactions.

Each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to, in the case of DWM, submit, make or obtain, as applicable, the DWM Required Regulatory Approvals, and, in the case of the ICLK Parties, submit, make or obtain, as applicable, the ICLK Required Regulatory Approvals, and use its reasonable best efforts to assist and cooperate with the other parties in the foregoing efforts. Each party shall, subject to applicable legal requirements, use reasonable endeavours to, (i) timely furnish to such other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the preparation of, application for, or carrying out of any required approval, authorization, consent, order, filing, registration or notification and (ii) keep the other party timely and reasonably informed of any developments, meetings or discussions with any governmental entity in respect of any such approval, authorization, consent, order, filing, registration or notification, including the ICLK Required Regulatory Approval or the DWM Required Regulatory Approval, as applicable. Notwithstanding the foregoing, Amber DWM or iClick or any of their respective affiliates will not be obligated to accept any conditions, restrictions, undertakings or commitments imposed by a competent governmental entity in connection with any DWM Required Regulatory Approval or ICLK Required Regulatory Approval that would have a material adverse effect on the ability of such person to continue to conduct its business following the Closing substantially in the manner conducted in the 12-month period prior to the date hereof.

Other Agreements

Pursuant to the Merger Agreement, the parties have also agreed to certain additional covenants relating to, among others, the following:

•	No later than the Closing, Amber DWM shall cause Amber Global Limited or a designee thereof with financial capacity (other than any DWM Group Company) to provide a binding undertaking (the “Binding Undertaking”) to Sparrow Tech Private Limited, a subsidiary of Amber DWM, to the effect that Amber Global Limited or such designee shall be responsible for, and shall indemnify Sparrow Tech Private Limited against, any liabilities and losses resulted from certain litigation where Sparrow Tech Private Limited is a party.

•	Beginning on the date of the Merger Agreement and ending on the second anniversary thereof, each party agrees to maintain in confidence any non-public information received from the other parties, and to use such non-public information only for purposes of consummating the transactions, subject to exceptions set forth in the Merger Agreement. Notwithstanding anything to the contrary, this confidentiality obligation shall terminate and be of no further force or effect upon the Closing.

•	iClick and Amber DWM shall reasonably cooperate to create and implement a communications plan regarding the transactions promptly following the date of the Merger Agreement. Notwithstanding the foregoing, none of the parties or any of their respective affiliates will make any public announcement or issue any public communication regarding the Merger Agreement, the other transaction documents or the transactions or any matter related to the foregoing, without the prior written consent of iClick and Amber DWM (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), subject to exceptions set forth in the Merger Agreement.

•	Each of Amber DWM and iClick will afford the other party and its Representatives reasonable access during normal business hours, upon reasonable advance written notice, to the properties, books, records and personnel of such party and its subsidiaries during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of such party and its subsidiaries, as the other party may reasonably request in connection with the consummation of the transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of such party or its subsidiaries.

•	Each of the party will promptly provide the other parties with prompt written notice of: (a) any event, development or condition of which it obtains knowledge that: (i) is reasonably likely to cause any of the conditions to closing as set forth in the Merger Agreement not to be satisfied; (ii) would require any amendment or supplement to the proxy statement; or (b) the receipt of written notice from any person alleging that the consent of such person may be required in connection with the transactions.

•	The transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of the Merger Agreement and the transactions contemplated under the Merger Agreement (but excluding the other transaction documents) (collectively, “Transfer Taxes”) shall be borne and paid by iClick, provided that, for the avoidance of doubt, iClick shall not bear and pay/reimburse the Transfer Taxes of DWM (including those in connection with the DWM Asset Restructuring or the DWM Capital Restructuring) in the event that the Closing does not occur.

•	Within ten (10) Business Days after December 31, 2024 (or such other date as agreed by iClick and Amber DWM), each of iClick and Amber DWM shall deliver to the other party the calculation of the level of its cash and cash equivalent after deducting certain indebtedness as specified in the Merger Agreement as of December 31, 2024 (the “Cash Level”).

Conditions to the Merger

Conditions to Obligations of Each Party’s Obligations

The respective obligations of each of iClick, Merger Sub and Amber DWM to effect the Merger and the other transactions contemplated under the Merger Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing:

•	At the extraordinary general meeting (including any adjournments thereof), the approval of the ICLK Shareholder Matters shall have been obtained and shall remain in full force and effect.

•	The Regulatory Approval Condition, unless iClick and Amber DWM agree on alternative arrangements in respect of the Regulatory Approval Condition in connection with alternative arrangements relating to the DWM Asset Restructuring (see “—DWM Asset Restructuring” on page 76).

•	No provision of any applicable legal requirement prohibiting, enjoining, restricting or making illegal the consummation of the transactions contemplated under the Merger Agreement shall be in effect, and no temporary, preliminary or permanent restraining order enjoining, restricting or making illegal the consummation of the transactions contemplated under the Merger Agreement shall be in effect.

•	Nasdaq approval of the listing application submitted by iClick shall have been obtained.

•	No general suspension or material limitation of trading in the ADSs has been imposed or threatened by the SEC or the Nasdaq.

•	Immediately after the Effective Time, the Board shall consist of up to seven (7) directors, to be designated by Amber DWM in writing at least ten (10) business days prior to the Closing.

Additional Conditions to Obligations of Amber DWM

In addition, the obligations of Amber DWM to consummate and effect the Merger and the other transactions contemplated under the Merger Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by Amber DWM:

•	(i) The fundamental representations of each of iClick and Merger Sub shall be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (ii) all other representations and warranties set forth in Article V of the Merger Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “ICLK Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have an ICLK Material Adverse Effect.

•	Each of iClick and Merger Sub shall have performed or complied with all agreements and covenants required by the Merger Agreement and the other transaction documents to be performed or complied with by it on or prior to the applicable Closing Date, in each case in all material respects.

•	No ICLK Material Adverse Effect shall have occurred since the date of the Merger Agreement.

•	The Cash Level of iClick equals or exceeds US$10 million as of December 31, 2024.

•	iClick shall have delivered to Amber DWM a certificate, signed by a duly authorized officer of iClick and dated as of the Closing Date, certifying as to the matters set forth in the four bullets above.

•	The memorandum and articles of association of iClick shall have been amended and restated in its entirety in the form of the Amendment of M&A and certain shareholders of iClick shall have converted its ICLK Class B Shares to ICLK Class A Shares.

Additional Conditions to the Obligations of iClick and Merger Sub

In addition, the obligations of iClick and Merger Sub to consummate and effect the Merger and the other transactions contemplated under the Merger Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by iClick:

•	(i) The fundamental representations of Amber DWM shall be true and correct in all respects on and as of the Closing Date as though made on and as of the a Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (ii) all other representations and warranties set forth in Article IV of the Merger Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “DWM Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a DWM Material Adverse Effect.

•	DWM shall have performed or complied with all agreements and covenants required by the Merger Agreement and the other transaction documents to be performed or complied with by it on or prior to the Closing Date, in each case in all material respects.

•	No DWM Material Adverse Effect shall have occurred since the date of the Merger Agreement.

•	The Cash Level of Amber DWM equals or exceeds US$10 million as of December 31, 2024.

•	The DWM Asset Restructuring (including any reasonable alternative structure thereof as may be agreed upon by DWM and iClick in accordance with the Merger Agreement that will provide iClick with substantially the same economic benefits, see “—DWM Asset Restructuring” on page 76) shall have been completed pursuant to the terms of the Merger Agreement.

•	Amber DWM shall have delivered to iClick a certificate, signed by a duly authorized officer of Amber DWM and dated as of the applicable Closing Date, certifying as to the matters set forth in the five bullets above.

•	Amber DWM shall have cause the Binding Undertaking to be delivered.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Closing:

•	by mutual written agreement of iClick and Amber DWM at any time;

•	by iClick or Amber DWM if the Closing shall not have occurred by June 30, 2025 (the “Outside Date”); provided, however, that such right to terminate the Merger Agreement as provided in this bullet shall not be available to iClick or Amber DWM if the action or failure to act of iClick or Merger Sub, on the one hand, or Amber DWM, on the other hand, has been a principal cause of or resulted in the failure of the Closing to occur on or before the Outside Date and such action or failure to act constitutes a breach of the Merger Agreement; provided further, that if on the Outside Date, all other conditions to the Closing have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided that each of such conditions is capable of being satisfied at the Closing) except for the Regulatory Approval Condition, such party proposing to exercise the termination right shall first engage in good faith discussion with the other party for a period of no less than five business days on alternative solution to carry out the commercial intent of the transactions before so terminating the Merger Agreement as provided in this bullet;

•	by iClick or Amber DWM if a governmental entity shall have issued a final, non-appealable order or taken any other non-appealable action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated under the Merger Agreement, including the Merger; provided, however, that such right to terminate the Merger Agreement as provided in this bullet shall not be available to iClick or Amber DWM if the issuance of such final, non-appealable Order or the taking of such non-appealable action was due to such party’s failure to comply with any provision of the Merger Agreement (such termination, the “Injunction Termination”);

•	by Amber DWM, upon a breach of any covenant or agreement set forth in the Merger Agreement on the part of any of iClick and Merger Sub, or if any representation or warranty of any of iClick and Merger Sub shall have become untrue, in either case, such that the conditions to the Closing would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by iClick or Merger Sub is curable by iClick and Merger Sub prior to the Outside Date, then Amber DWM must first provide written notice of such breach to iClick and may only terminate the Merger Agreement as provided in this bullet, if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from Amber DWM to iClick of such breach; and (ii) fifteen business days prior to the Outside Date; provided, further, that it being understood that Amber DWM may not terminate the Merger Agreement pursuant to this bullet if it shall have materially breached the Merger Agreement and such breach has not been cured (such termination, the “ICLK Breach Termination”);

•	by iClick, upon a breach of any covenant or agreement set forth in the Merger Agreement on the part of Amber DWM or if any representation or warranty of Amber DWM shall have become untrue, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by Amber DWM prior to the Outside Date, then iClick must first provide written notice of such breach to Amber DWM and may only terminate the Merger Agreement as provided in this bullet, if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from iClick to Amber DWM of such breach; and (ii) fifteen business days prior to the Outside Date; provided, further, that it being understood that iClick may not terminate the Merger Agreement pursuant to this bullet if it shall have materially breached the Merger Agreement and such breach has not been cured (such termination, the “DWM Breach Termination”); or

•	by iClick or Amber DWM, if, at the Extraordinary general meeting (including any adjournments thereof), the approval of the ICLK Shareholder Matters is not obtained; provided that iClick may not terminate the Merger Agreement as provided in this bullet if such failure to obtain the ICLK Shareholder Approval is a result of any breach under the Voting Agreement by any shareholder of iClick who is a party thereto or any breach by iClick or Merger Sub under the Merger Agreement (such termination, the “Shareholder Vote Termination”).

In the event of the termination of the Merger Agreement as provided above, the Merger Agreement shall be of no further force or effect and the transactions contemplated under the Merger Agreement shall be abandoned, except for and subject to the following: (i) the Merger Agreement’s provisions regarding confidentiality, communications plan, access to information, notice of termination, effect of termination, termination fees and certain general provisions shall survive the termination of the Merger Agreement; and (ii) nothing in the Merger Agreement shall relieve any party from liability for any intentional breach of the Merger Agreement or fraud.

Termination Fee

iClick is required to pay Amber DWM a termination fee of US$1,200,000 if the Merger Agreement is terminated: (i) by Amber DWM pursuant to the ICLK Breach Termination, (ii) pursuant to the Outside Date Termination if all conditions to Closing have been satisfied or waived but iClick or Merger Sub failed to take necessary steps on its part to effect the Closing prior to the earlier of the Outside Date and 20 business days after the anticipated Closing Date, or (iii) pursuant to the Shareholder Vote Termination.

Amber DWM is required to pay iClick a termination fee of US$1,200,000, if the Merger Agreement is terminated: (i) by iClick pursuant to the DWM Breach Termination, (ii) pursuant to the Outside Date Termination if all conditions to Closing have been satisfied or waived but Amber DWM failed to take necessary steps on its part to effect the Closing prior to the earlier of the Outside Date and 20 business days after the anticipated Closing Date, or (iii) pursuant to the Injunction Termination, but solely with respect to such order or action permanently restraining, enjoining or otherwise prohibiting the DWM Asset Restructuring.

Expenses

Following the Closing, ListCo shall pay or cause to be paid all DWM Transaction Costs (as defined in the Merger Agreement), Mutual Transaction Costs (as defined in the Merger Agreement) and ICLK Transaction Costs (as defined in the Merger Agreement) to the extent unpaid as of the Closing Date. For the avoidance of doubt, to the extent that any such Transaction Costs have been paid prior to the Closing Date, following the Closing, iClick shall reimburse each applicable payor for the amount of such paid Transaction Costs.

Following any termination of the Merger Agreement without the Closing having occurred, (i) iClick shall be responsible to pay, or cause to be paid, the ICLK Transaction Costs, (ii) Amber DWM shall be responsible to pay, or cause to be paid, the DWM Transaction Costs, and (iii) Amber DWM shall be responsible to pay, or cause to be paid, the Mutual Transaction Costs, provided that, if in connection with such termination the ICLK Termination Fee is payable, then iClick shall be responsible to pay, or cause to be paid, the Mutual Transaction Costs.

Except as otherwise expressly provided in the Merger Agreement or the other transaction documents, whether or not the transactions are consummated, each party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of the Merger Agreement and the transaction documents and the consummation of the transactions.

Other Remedies; Specific Performance

Except as otherwise provided in the Merger Agreement, prior to the Closing, any and all remedies therein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

Each of the parties shall be entitled to enforce specifically the terms and provisions of the Merger Agreement in any court having jurisdiction and immediate injunctive relief to prevent breaches of the Merger Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

The existence of any other remedy contemplated by the Merger Agreement does not diminish the availability of specific performance of the obligations thereunder or any other injunctive relief. Each party further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

Amendments; Extension; Waiver

The Merger Agreement may be amended by the parties at any time by execution of an instrument in writing signed on behalf of each of the parties.

At any time prior to the Closing, iClick (on behalf of and only with respect to iClick and Merger Sub) or Amber DWM may, to the extent not prohibited by applicable legal requirements: (a) extend the time for the performance of any of the obligations of another party; (b) waive any inaccuracies in the representations and warranties made by another party contained in the Merger Agreement or in any document delivered by another party pursuant thereto; and (c) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under the Merger Agreement shall not constitute a waiver of such right.

THE VOTING AGREEMENT

The following is a summary of the material terms and conditions of the Voting Agreement. This summary may not contain all the information about the Voting Agreement that is important to you. This summary is qualified in its entirety by reference to the Voting Agreement attached as Annex D to, and incorporated by reference into, this proxy statement.

Concurrent with the execution of the Merger Agreement, the Undertaking Shareholders who collectively hold 11,626,898 ICLK Class A Shares and 4,385,078 ICLK Class B Shares, representing approximately 71% of the total voting power of the Company as of the date of this proxy statement, have entered into the Voting Agreement, agreeing to vote or cause to be voted all securities of iClick he, she or it beneficially owns (the “Voting Shares”) in favor of the ICLK Shareholder Matters and any proposal to adjourn or postpone such meeting of shareholders of ICLK to a later date if there are not sufficient votes to approve Transactions (including the Merger).

The Undertaking Shareholders also agree to vote or cause to be voted the Voting Shares against (A) any proposal or offer from any person (other than Amber DWM or any of its affiliates) concerning an ICLK Business Combination; (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of iClick under the Merger Agreement; and (C) except as contemplated by the Voting Agreement and the other Transaction Agreements, any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions (including the Merger) or the fulfillment of iClick’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of iClick (including any amendments to its governing documents), including, without limitation, any action that would require the consent of Amber DWM pursuant to the Merger Agreement, except if approved in writing by Amber DWM.

Transfer Restrictions

Each Undertaking Shareholder agrees that during the term of the Voting Agreement, such Undertaking Shareholder will not, directly or indirectly, transfer (including by operation of law), sell, tender, grant, offer, exchange, assign, pledge, charge, create any lien on, or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), or encumber or create or permit to exist any lien on (“Transfer”) any of his, her or its Voting Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of his, her or its Voting Shares or such Undertaking Shareholder’s voting or economic interest therein. Any attempted Transfer of Voting Shares or any interest therein in violation of this section shall be null and void. This section shall not prohibit a Transfer of Voting Shares by any Undertaking Shareholder to (a) any investment fund or other entity controlled or managed by or under common management or control with such Undertaking Shareholder or affiliates thereof, (b) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of such Undertaking Shareholder, or (c) if such Undertaking Shareholder is a corporation, limited liability company, partnership, trust or other entity, any stockholder, member, partner or trust beneficiary as part of a distribution; provided, however, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, satisfactory in form and substance to iClick and Amber DWM to be bound by all of the terms of the Voting Agreement as an Undertaking Shareholder.

Termination

The Voting Agreement terminates automatically upon the earlier to occur of (a) the Closing and (b) the date on which the Merger Agreement is terminated for any reason in accordance with its terms. Upon termination of the Voting Agreement, no party shall have any further rights, obligations or liabilities under the Voting Agreement; provided, that nothing shall relieve any party of liability for any breach of the Voting Agreement occurring prior to termination and certain provisions shall survive any termination of the Voting Agreement.

PROPOSAL II: THE AMENDMENT PROPOSAL

The Amendment Proposal would amend and restate ListCo’s existing memorandum and articles of association by their deletion in their entirety and the substitution of in their place of the tenth amended and restated memorandum and articles of association of ListCo in the form attached as Annex C to the accompanying proxy statement, with effective immediately prior to the Effective Time.

Required Vote

Approval of the Amendment Proposal requires a majority of not less than two-thirds of the votes cast by iClick shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT ICLICK SHAREHOLDERS VOTE “FOR” PROPOSAL II, THE AMENDMENT PROPOSAL.

PROPOSAL III: THE NAME CHANGE PROPOSAL

The Name Change Proposal would change the name of the Company from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited” effective immediately prior to the Effective Time.

Required Vote

Approval of the Name Change Proposal requires at majority of not less than two-thirds of votes cast by iClick shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT ICLICK SHAREHOLDERS VOTE “FOR” PROPOSAL III, THE NAME CHANGE PROPOSAL.

PROPOSAL IV: THE VARIATION OF SHARE CAPITAL PROPOSAL

The Various of Share Capital Proposal would, subject to and conditional upon the Merger becoming effective, effective immediately prior to the Effective Time, vary the authorized share capital of the Company as follows: all ICLK Class A Shares and Converting ICLK Class B Shares in the authorized share capital of the Company (including all issued and outstanding ICLK Class A Shares and Converting ICLK Class B Shares, and all authorized but unissued ICLK Class A Shares and ICLK Class B Shares) shall be re-designated as New Class A Shares, all ICLK Class B Shares other than the Converting ICLK Class B Shares shall be re-designated as New Class B Shares (unless such New Class B Shares are otherwise required to be automatically converted into New Class A Shares in accordance with the Amendment of M&A (assuming the Amendment of M&A proposal is approved)), and the authorized share capital of the Company shall be US$1,300,000 divided into 1,300,000,000 shares comprising of (x) 1,191,000,000 New Class A Shares, and (y) 109,000,000 New Class B Shares.

Required Vote

Approval of the Variation of Share Capital Proposal requires a majority of not less than two-thirds of the votes cast by iClick shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT ICLICK SHAREHOLDERS VOTE “FOR” PROPOSAL IV, THE VARIATION OF SHARE CAPITAL PROPOSAL.

PROPOSAL V: THE GENERAL AUTHORIZATION PROPOSAL

The General Authorization Proposal would authorize Wing Hong Sammy Hsieh, a director of the Company, to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Change of Name, the Variation of Share Capital and the Amendment of M&A.

Required Vote

Approval of the General Authorization Proposal requires a majority of not less than two-thirds of the votes cast by iClick shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT ICLICK SHAREHOLDERS VOTE “FOR” PROPOSAL V, THE GENERAL AUTHORIZATION PROPOSAL.

PROPOSAL VI: THE ADJOURNMENT PROPOSAL

The Adjournment Proposal would authorize the chairperson of the extraordinary general meeting to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies in the event that, at the extraordinary general meeting, insufficient proxies are received in favor of the Merger Proposal, the Amendment Proposal, the Name Change Proposal, the Variation of Share Capital Proposal and the General Authorization Proposal at the extraordinary general meeting before any vote is taken thereon. If the Adjournment Proposal is approved, we will be able to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies to approve the Merger Proposal, the Amendment Proposal, the Name Change Proposal, the Variation of Share Capital Proposal and the General Authorization Proposal. If you have previously submitted a proxy on the proposals discussed in this proxy statement and wish to revoke it upon adjournment of the extraordinary general meeting, you may do so.

Vote Required for Approval

The approval of the Adjournment Proposal requires a simple majority of the votes cast by iClick shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

ICLL Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting. ICLK Class A Shares represented by ADSs for which the ADS depositary votes at the extraordinary general meeting will be counted as present for purposes of determining the existence of a quorum.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT ICLICK SHAREHOLDERS VOTE “FOR” PROPOSAL VI, THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT Amber DWM

Corporate History and Structure

Amber DWM traced its operations back to 2021 when Amber Group commenced its crypto private banking business. In November 2023, Amber DWM Holding Limited was established in the Cayman Islands as Amber DWM’s holding company, marking the formal independent operations of Amber DWM. As of the date of this document, Amber DWM has operating subsidiaries in Singapore, Hong Kong and Dubai.

Amber DWM has a track record of successful organic growth and strategic acquisitions, as evidenced by the following corporate milestones:

•	In 2021, Amber Group launched a private banking desk, which later evolved into Amber DWM, to meet the growing demands of high-net-worth individuals and institutional clients seeking customized wealth management solutions for their digital assets.

•	In 2022, Amber Group expanded its capabilities through the acquisition of Sparrow Holdings Pte. Ltd., a Singapore-based wealth management firm. This acquisition enhanced its service offerings and provided Amber DWM with a key license in Singapore, the Major Payment Institution License, or MPI License, for Digital Payment Token services.

•	Amber DWM formally commenced its operations as an independent business unit in the second half of 2023. With its own compliance and operation teams, Amber DWM was able to focus on delivering innovative wealth management solutions, while benefitting from the support of other business segments of Amber Group.

•	Amber DWM continued its global expansion momentum and successfully secured a series of regulatory approvals in key financial hubs around the world. These approvals enable Amber DWM to offer a range of wealth management products and services tailored to meet the sophisticated needs of its global clientele. See “Business—Licenses.”

•	In February 2024, Amber DWM completed its first round of independent financing, raising a total of US$10.5 million from a group of crypto-savvy investors. With this strategic support, Amber DWM is poised to become a top choice in the digital wealth management market.

In connection with the Merger, Amber DWM is undertaking a series of corporate restructurings, which is referred to as the DWM Asset Restructuring. Upon the completion of the DWM Asset Restructuring, Amber DWM is expected to (i) acquire 100% of the equity interests in WhaleFin Markets Limited, a company incorporated in Hong Kong, from Amber Group, its shareholder, and (ii) cause Amber Premium FZE, its wholly owned subsidiary, to assume all rights and obligations under all of the active client contracts to which WhaleFin Technologies Limited is a party. WhaleFin Technologies Limited, a Seychelles-incorporated wholly owned subsidiary of Amber Group, will remain outside of Amber DWM after the Merger. See “The Merger Agreement—DWM Asset Restructuring.”

The following diagram illustrates the corporate structure of Amber DWM including its principal subsidiaries, upon the completion of the DWM Asset Restructuring:

Industry Overview

The digital asset wealth management industry, a rapidly growing segment within the broader cryptoeconomy and financial services sector, is experiencing significant expansion fueled by the increasing mainstream adoption of digital assets. This surge is particularly evident among institutional investors and high-net-worth individuals seeking sophisticated solutions for managing their digital asset portfolios.

Amber Premium identifies several key trends driving the digital asset wealth management industry:

1.	Increased Adoption of Digital Assets as a New Asset Class.

Since 2020, there has been a notable increase in institutional interest in digital assets. This interest has expanded beyond speculative short-term trading towards incorporating digital assets into diversified, medium- to long-term investment strategies. A pivotal milestone was the October 2021 launch of the ProShares Bitcoin Strategy ETF, an exchange-traded fund (“ETF”) linked to Bitcoin futures, approved by the SEC, the trading volume of which exceeded US$1 billion on its first day of launch. This marked a turning point for digital asset vehicles and their influence on the market.

Building on this momentum, major financial institutions, such as Fidelity Investments and BNY Mellon, announced their entry into the custody business, laying ground for broad-based investment in digital assets. The landscape further evolved in January 2024 when the SEC approved the first batch of spot Bitcoin ETFs, allowing ETFs to hold actual Bitcoin rather than derivatives. This landmark decision catalyzed a significant increase in investor participation, particularly among institutional players previously hesitant to engage with digital assets, thus broadening the market’s reach and reinforcing Bitcoin’s legitimacy as an asset class. Within less than a year after the approval, the Bitcoin ETFs’ assets under management reached approximately US$104 billion as of November 21, 2024, and are on track to surpass gold ETFs in net assets, according to news from Cointelegraph.

Globally, regulatory frameworks in key financial hubs, such as Hong Kong, Singapore and Dubai, are becoming more supportive, fostering safe and compliant digital asset investments. Additionally, digital assets’ low correlation with traditional asset classes and Bitcoin’s finite supply have bolstered their appeal as hedges against inflation and economic instability, attracting risk-conscious investors.

2.	Significant Growth Amid Market Cycles and Volatility.

The digital asset industry has demonstrated resilience through multiple market cycles. Despite a downturn following Bitcoin’s November 2021 peak, driven by economic challenges and the collapse of key platforms, the market has shown strong signs of recovery more recently. As of June 30, 2024, the total global digital asset market capitalization surged to approximately US$2.4 trillion from approximately US$934.1 billion as of June 30, 2022, according to market data published on CoinGecko.

This recovery has strengthened the industry by distinguishing resilient players and reinforcing investor confidence in the long-term potential of digital assets. Institutional and high-net-worth investors remain optimistic, with a Frost & Sullivan market research report commissioned by Amber Premium (the “Frost & Sullivan report”) indicating that 64% of surveyed investors believe digital assets should comprise over 5% of their portfolios. The number of global cryptocurrency owners also grew by 34.7% to approximately 617 million in June 2024 from approximately 432 million in January 2023, according to research reports published by Crypto.com, reflecting widespread adoption and optimism for the long-term potential of digital assets.

3.	Continuous Innovations in Digital Asset Products

Innovation continues to play a pivotal role in attracting a broader clientele and enhancing service offerings within the digital asset wealth management space. The development of products such as crypto-linked ETFs and derivatives has created accessible pathways for investors to gain exposure to this alternative asset class without directly holding volatile assets. Additionally, DeFi platforms have introduced opportunities for yield farming, staking, and lending, presenting novel ways for investors to grow their digital asset holdings passively. The tokenization of real-world assets, such as real estate and art, on blockchain platforms enables fractional ownership and greater liquidity, further expanding investment possibilities.

These innovations not only diversify the digital asset market but also attract more individuals and financial institutions, especially those exploring alternative investment strategies. This is evidenced by an EY-Parthenon survey conducted in March 2024 showing that 94% of surveyed institutional investors believe in the long-term value of blockchain technology and/or digital assets, with 68% having invested or planning to invest in Bitcoin ETFs, and 50% interested in tokenized assets. The growing demands from these sophisticated investors will likely drive continuous growth of the digital asset wealth management market. Notably, the development of these innovative products necessitates a collaborative approach, blending traditional finance expertise with crypto-native insights to create cutting-edge offerings that meet the evolving needs of investors.

4.	Expansive and Largely Untapped Addressable Market

According to an Institutional Investor survey, commissioned by Coinbase, as of November 2023, 64% of institutional investors surveyed expect to increase allocations to digital assets in the next three years. The borderless nature of digital assets allows wealth management firms to tap into a global client base irrespective of geographical constraints. In addition, in many developing countries, where traditional banking systems are less robust, digital assets offer an attractive alternative for wealth preservation and growth.

The digital assets landscape presents an expansive market opportunity for Amber Premium, driven by increasing institutional adoption of blockchain technology, sustained venture capital investment and emerging regulatory clarity. Industry projections from the Frost & Sullivan report indicate that the global digital asset wealth management sector will reach US$479 billion by 2028, growing at a compound annual rate of 16.1% from 2023, nearly triple the projected global total wealth growth rate of 5.6%. Amber Premium also believes this market potential remains largely untapped, with significant growth prospects as blockchain technology increasingly facilitates broader commerce and trade.

5.	Demand for Integrated and Customized Service

Institutional investors and high-net-worth individuals are increasingly demanding integrated and personalized digital asset wealth management solutions tailored to their unique and sophisticated financial goals. While interest in digital assets continues to surge among institutional investors and high-net-worth individuals, many find themselves challenged by the complexity of available financial products and the intricacies of the digital asset ecosystem. This complexity, coupled with the need to navigate specialized legal and tax considerations, has created strong demand for expert guidance and customized investment strategies. Despite the proliferation of retail-focused platforms, the Frost & Sullivan report highlights a significant gap in services tailored for institutional and high-net-worth clients. These sophisticated investors require specialized solutions that account for their unique risk profiles, investment objectives and desired levels of portfolio customization. Amber Premium has positioned itself to address this market need by offering comprehensive wealth management solutions that combine deep blockchain expertise with personalized service. Through this approach, it helps premium clients navigate the evolving digital assets landscape while providing the tailored investment strategies and sophisticated guidance they require.

BUSINESS

In connection with the Merger, Amber DWM is undertaking a series of corporate restructurings, which is referred to as the DWM Asset Restructuring. The following business description presents the Amber Premium business on a pro forma basis after giving effect to the DWM Asset Restructuring.

Vision

To be the top choice for one-stop digital asset wealth management services, delivering tailored, secure solutions that drive growth in the Web3 world— your ultimate solution for crypto.

Overview

Amber Premium is a leading digital asset wealth management platform strategically positioned within the rapidly expanding digital asset market. Originally established in 2021 as Amber Group’s crypto private banking business, it formally commenced its operations as an independent business unit in the second half of 2023. With its comprehensive suite of innovative, secure and client-focused solutions, Amber Premium caters to the unique needs of institutional investors and high-net-worth individuals.

The digital asset market has experienced significant growth, with total market capitalization surging from approximately US$934.1 billion as of June 30, 2022 to approximately US$2.4 trillion as of June 30, 2024, according to market data published on CoinGecko. This growth is fueled by increasing institutional adoption of digital assets, the rapid development of DeFi and the emergence of Web3 technologies. As traditional financial institutions, hedge funds, family offices and high-net-worth individuals increasingly integrate digital assets into their portfolios, the demand for sophisticated wealth management solutions has intensified. Amber Premium has positioned itself to address these market needs by merging blockchain expertise with financial acumen and Web3 innovation, serving both traditional investors entering the digital space and established participants in the cryptoeconomy.

Central to Amber Premium’s value proposition is its distinctive “1+N” premium service model, delivering tailored, integrated wealth management solutions. Each client is supported by a dedicated relationship manager alongside a team of specialists, ensuring a seamless and highly personalized experience. This model, paired with a user-friendly interface and robust client support, sets Amber Premium apart by fostering client trust and satisfaction.

Amber Premium’s product offerings span the entire digital asset investment lifecycle, including fiat on/off ramp services, OTC trading and execution services, standard earn and structured products, DeFi yield enhanced products and strategic funds. These offerings are enhanced by innovative financial products co-developed with Amber Group, leveraging their extensive expertise in asset management and blockchain infrastructure.

Amber Premium operates within a strict regulatory and compliance framework, adhering to applicable laws and regulations in key financial hubs globally. It prioritizes security and transparency, employing advanced cybersecurity measures, robust risk management systems and compliance with global regulations. This unwavering commitment ensures the secure custody of assets and adherence to legal requirements.

On a pro forma basis, after giving effect to the DWM Asset Restructuring, as of June 30, 2024, Amber Premium had a total client asset balance of approximately US$1 billion, serving over 2,000 active clients who had conducted at least one transaction on its platform during the six months ended June 30, 2024. This represents a rapid 138% growth in total client asset balance, rising from US$474 million as of June 30, 2023. These results highlight Amber Premium’s ability to scale effectively in a rapidly growing industry while maintaining a focus on security, transparency and client satisfaction. With its sound regulatory foundation, advanced technology and a client-first approach, Amber Premium is well positioned to lead the digital asset wealth management industry into its next phase of growth and innovation.

“1+N” Premium Service Model

Central to Amber Premium’s offering is the innovative “1+N” premium service model. This client-first approach pairs each client with a dedicated relationship manager (the “1”) supported by a team of domain experts (the “N”), delivering tailored services across the entire digital asset wealth management lifecycle.

The diagram below illustrates Amber Premium’s “1+N” team services at each stage of client’s journey in digital asset wealth management:

This model ensures that every client interaction is seamless, personalized and supported by industry-leading expertise, encompassing:

•	Onboarding – A smooth and secure onboarding process led by relationship managers, supported by compliance and operation teams. This ensures strict adherence to KYC protocols and global regulatory requirements;

•	Fiat On/Off Ramp Services – Expert management of fiat-to-digital currency conversions, overseen by operation teams to ensure efficient and secure transactions with minimal friction;

•	Trading Desk Support – Around-the-clock access to a dedicated trading desk that provides tailored execution strategies and portfolio optimization, essential for navigating volatile digital asset markets;

•	Wealth Planning and Advisory – Investment experts who craft bespoke wealth planning strategies, aligning with individual client goals and utilizing sophisticated analytics for optimal portfolio performance;

•	Legal & Compliance Oversight – Legal and compliance teams that ensure all activities comply with global regulatory frameworks, providing peace of mind and maintaining the highest standards of integrity throughout the client relationship;

•	Risk Management – A robust risk management framework, integrated into all stages of the client journey, which assesses and mitigates operational, financial and market risks. This ensures that client assets are protected in a dynamic and evolving market landscape;

•	Web3 Security – A Web3 security team that safeguards client data and assets, leveraging cutting-edge cybersecurity infrastructure and proprietary tools and addressing emerging threats within the cryptoeconomy; and

•	Ongoing Engagement – Regular portfolio reviews and transparent reporting that build trust and enhance decision-making. Relationship managers, supported by operation and investment teams, provide clients with detailed performance insights and recommendations to meet their evolving objectives.

This integrated approach allows Amber Premium to offer a high level of personalized service while ensuring that clients’ needs are met in an efficient, secure and compliant manner.

Full Spectrum Product Offerings

Amber Premium operates at the forefront of digital asset wealth management, providing a comprehensive suite of products catering to a wide range of risk preferences and liquidity requirements. Its offerings cover the entire digital asset investment lifecycle, enabling seamless access to digital asset markets, ongoing portfolio management and secondary market liquidity. Amber Premium’s core product offerings are as follows:

Frictionless Fiat On/Off Ramp Services

Amber Premium provides industry-leading fiat on/off ramp services that offer clients a secure and efficient gateway into the digital assets ecosystem. By partnering with trusted banking institutions worldwide, Amber Premium ensures a secure and compliant environment for transferring assets from fiat financial systems into the cryptoeconomy. These solutions operate efficiently, typically on a T+1 basis, with the capability to achieve T+0 in certain scenarios, demonstrating the capacity to manage substantial market activity. Amber Premium offers competitive exchange rates designed to optimize client gains, typically charging a conversion fee based on transaction volume.

OTC Trading and Execution Services

Amber Premium offers over-the-counter (“OTC”) trading solutions that provide both individual and institutional clients with seamless access to global liquidity pools and personalized execution with no hidden fees. The 24/7 global desk supports both mainstream and long-tail cryptocurrency trading. Amber Premium’s execution services employ automated strategies and advanced order execution methods, such as Volume Weighted Average Price (“VWAP”) and Time Weighted Average Price (“TWAP”), ensuring efficient access to global market liquidity. Amber Premium charges a commission fee based on the total notional volume.

Standard Earn/Structured Products

Amber Premium provides a range of earn and structured products, tailored to varying investment needs:

•	Earn Products – Amber Premium’s earn products support a variety of currencies, including major cryptocurrencies like Bitcoin and Ethereum, as well as stablecoins such as USDC and USDT. These offerings include both flexible and fixed options:

o	Flexible Earn Products – The flexible earn product allows clients to earn daily interest with adaptable tenors and flexible withdrawals.

o	Fixed Earn Products – The fixed earn product supports up to ten currencies with customizable tenors for stable interest income and can also be used as collateral for in-venue loans in mainstream currencies.

•	Structured Products – For clients with more sophisticated investment needs, Amber Premium offers dual cryptocurrency products featuring structured option strategies, enabling investors to capitalize on market fluctuations with customizable strike prices and flexible tenors.

All earn and structured products offered by Amber Premium are managed by the Asset Management division of Amber Group, which acts as the investment manager to ensure professional oversight and optimized returns. For its earn products, Amber Premium currently earns a sales commission based on the subscribed amount for distributing these products from Amber Group. For its structured products, Amber Premium typically shares a portion of the investment gains clients earn on such products.

DeFi Yield Enhance Products

Amber Premium’s DeFi yield enhanced products are designed to capture substantial early-stage returns from decentralized finance and Web3 projects. Through Amber Premium’s extensive network, clients gain access to a range of incentives and airdrops, supported by robust on-chain security measures to protect their assets.

The DeFi yield product enhances returns through staking rewards and airdrops from leading projects, while Amber Premium also offers DeFi fund products that allow clients to earn from selected high-potential projects. Committed to collaborating with leading initiatives in the DeFi space, Amber Premium’s team meticulously evaluates each project and its associated smart contracts to maximize safety and potential returns. By leveraging comprehensive analysis, clients can navigate the complex DeFi landscape and identify promising investment opportunities aligned with their financial goals.

Amber Premium typically shares a portion of the investment gains clients earn on such products.

Strategic Funds

Amber Premium offers a suite of regulated and audited funds designed to meet the diverse needs of clients, accommodating both risk-tolerant and conservative investors, while ensuring transparency and security. Below is a summary of each fund’s unique approaches and targets:

•	Finomenon Fund – Managed by a licensed investment management company jointly founded by Amber Group and its shareholders, the Finomenon Funds include:

o	Finomenon Fund (Carbon) – This fund employs a “Top 10 Currency Strategy,” focusing on established mainstream currencies. Its goal is to achieve long-term gains through active management, leveraging insights from traditional currency markets.

o	Finomenon Fund (Lithium) – Similar to the Carbon fund, this fund utilizes a “Growth Currency Strategy.” It targets smaller, emerging currencies with significant growth potential in bull markets, aiming to capture profits in high-volatility environments. This approach offers potentially substantial returns for investors willing to embrace associated risks.

•	Amber Eco Fund – The Amber Eco Fund is designed for investors interested in the primary market. It strategically invests in fast-growing and high-potential projects, focusing on innovative technologies and providing exposure to cutting-edge developments. Managed by Amber Labs, the investment arm of Amber Group and an affiliate of Amber Premium, the fund seeks opportunities that align with emerging trends in the market.

Amber Premium earns a sales commission based on the subscribed amount for distributing these products from the asset management company and Amber Labs.

Other Services

In addition to its core offerings, Amber Premium provides a suite of additional services designed to meet the diverse needs of its clients:

•	Collateralized Lending – Amber Premium’s lending desk provides 24/7 access to reliable financing through collateralized loans in major cryptocurrencies and stablecoins. Flexible terms and amounts are offered, along with automatic position replenishment to mitigate liquidation risks, and quick funding at competitive rates.

•	Amber Visa Card – The Amber Visa Card is a virtual payment card that allows clients to utilize their digital assets for direct transactions. It integrates with major payment platforms, including Apple Pay, Google Pay and PayPal.

Technology and Innovation

Amber Premium leverages cutting-edge technology to stay at the forefront of the rapidly evolving digital asset space. It integrates the latest advancements in blockchain technology with traditional financial services, creating a seamless and efficient platform for its clients. Amber Premium’s commitment to technology and innovation ensures that clients have access to secure and user-friendly tools and products that meet the demands of today’s digital economy.

Amber Premium has achieved technological advancements in the following key areas:

•	Proprietary Platforms – Amber Premium has developed proprietary digital platforms that enable clients to manage their portfolios securely and efficiently. These platforms include mobile apps and web interfaces with real-time updates, market analytics and secure transaction execution. Designed with a sleek and user-friendly interface, these platforms ensure accessibility and ease of use for both institutional and high-net-worth individual clients.

•	Web3 Integration – As the Web3 ecosystem continues to grow, Amber Premium integrates DeFi capabilities into its offerings, which includes access to yield enhanced products, staking rewards and airdrops from leading Web3 projects. By staying ahead of the curve in Web3 technology, Amber Premium provides its clients with new, lucrative opportunities within the DeFi space.

•	Web3 Tools – Amber Premium uses state-of-the-art blockchain security measures, including advanced encryption, cold and hot wallet storage solutions and multi-factor authentication. This robust infrastructure ensures the safety of client assets and personal data, positioning Amber Premium as a trusted player in the digital asset industry.

•	AI and Data Analytics – Amber Premium utilizes artificial intelligence and advanced data analytics to enhance its investment strategies and risk management processes. By leveraging data, Amber Premium is able to predict market trends, optimize portfolio management and improve decision-making processes for clients.

Amber Premium’s Clients and Client Support

As of June 30, 2024, Amber Premium served a community of over 2,000 active clients who had conducted at least one transaction on its platform during the six months ended June 30, 2024, including institutional clients and high-net-worth individuals. Its institutional clients comprise sophisticated players across the financial landscape, from established family offices and hedge funds to forward-thinking venture capital firms and crypto-native institutions. Its individual client base consists of high-net-worth and ultra-high-net-worth individuals who are shaping the future of digital asset investments.

At the heart of Amber Premium’s service model is deep client engagement, powered by dedicated relationship managers who understand each client’s unique investment philosophy and objectives. These managers maintain regular strategic dialogue with clients, gathering insights that not only enhance Amber Premium’s service delivery but also inform its product development roadmap. The clients are more than just users — they are partners whose strategic vision and investment approaches actively contribute to advancing the cryptoeconomy.

Amber Premium’s Risk Management

Amber Premium has developed a comprehensive risk management framework that prioritizes security, compliance and monitoring of the digital assets it holds on behalf of its clients and for its operating purposes.

•	Comprehensive client on-boarding and ongoing monitoring – Amber Premium’s KYC program encompasses key components such as client due diligence, risk assessments, enhanced reviews for high-risk clients and name screening against global sanctions list. Following the client onboarding process, Amber Premium monitors client profiles and transaction activities to detect and address suspicious behaviors, ensuring compliance with regulatory requirements across its operating jurisdictions. Amber Premium leverages a combination of proprietary tools and external partnerships to analyze blockchain-based transactions in real-time while overseeing deposits, withdrawals and trades within its ecosystem. This comprehensive setup enables Amber Premium to swiftly respond to emerging threats in the cryptoeconomy, develop tailored scenarios and typologies for specific transaction patterns, and maintain the flexibility necessary to support new products and services effectively.

•	State-of-art cybersecurity and cryptography technology – Amber Premium prioritizes the security of client assets and data by employing best-in-class cybersecurity measures. In collaboration with Amber Group, Amber Premium has attained multiple globally recognized certifications in cybersecurity and information security, including ISO 27001, demonstrating their robust approach to securing data and mitigating cyber threats. Amber Group and Amber Premium further align their practices with the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework, ensuring a structured and proactive approach to managing risks. Complementing their cybersecurity focus, Amber Group and Amber Premium have also achieved certifications in privacy protection, such as ISO 27701 and ISO 29151, and conforms to the NIST Privacy Framework. These accomplishments, combined with its Service Organization Control (“SOC”) 2 Type II compliance, exemplify Amber Premium’s comprehensive capabilities in protecting information and highlight its unwavering dedication to upholding the highest standards of security, privacy and regulatory compliance. To further enhance asset security, Amber Group and Amber Premium employ a Hardware Security Module solution to manage a combination of cold (air-gapped) and hot wallets. This approach ensures the secure storage and protection of idle crypto assets, providing robust security and peace of mind for clients. See “—Synergistic Collaborations with Amber Group” for more details of the relationship and collaborations between Amber Premium and Amber Group.

•	Advanced risk management framework – Amber Premium has implemented a sophisticated, technology-driven risk management system designed to effectively identify, assess and mitigate risks across its operations while ensuring full compliance with applicable laws and regulations. Its risk and compliance teams collaborate closely, working together to review and address credit, operational, compliance and enterprise risks. Guidelines and measures are continuously updated to reflect evolving regulatory requirements and industry best practices. For example, Amber Premium has clear and efficient mechanisms of managing various types of risks, and has established related policies to standardize the processes to identify, evaluate, report and mitigate potential risks. The risk team holds regular meetings to evaluate current risk management status and develop mitigation plans for potential risks. To enhance internal controls and operational integrity, Amber Premium conducts annual internal audits in partnership with reputable third-party auditors. These audits cover daily operations, financial and accounting practices and overall business management, ensuring the organization’s processes remain effective and resilient. Additionally, Amber Premium has established various specialized internal committees, each dedicated to critical aspects of the organization’s functions. This structure ensures strategic alignment, informed decision-making and effective oversight across all areas of its business.

Synergistic Collaborations with Amber Group

Amber Premium commenced its operations in 2021 as the crypto private banking business of Amber Group, and transitioned to operate independently in the second half of 2023. Amber Group, a shareholder of the ListCo upon the Merger Closing, is a leading digital financial services provider that offers a diverse range of complementary businesses, including digital asset management business, digital asset advisory, liquidity, investment & research business and digital asset infrastructure business.

While Amber Premium believes its core advantage lies in its innovative products and premium services, collaboration with Amber Group brings significant strategic value to Amber Premium, and vice versa. Amber Premium cooperates with various segments within Amber Group across a number of areas. For instance, the Asset Management division of Amber Group offers an array of earn, structured and fund products, helping Amber Premium’s clients optimize their digital asset investments. Amber Premium and the Asset Management division also jointly develop financial products, such as derivatives or specialty funds, tailored to the unique needs of these clients. Meanwhile, the Advisory, Liquidity, Investment & Research segment, or externally known as Amber Labs, identifies early-stage digital asset companies, presenting investment opportunities to Amber Premium’s clients. It also supports the token design and fundraising activity for these clients. The Infrastructure segment via RigSec, an advanced self-custody technology solution, at Amber Group provides Amber Premium with secure hot and cold wallet infrastructure, ensuring the safe custody of client assets.

Amber Premium believes it enjoys the following synergies from its mutually beneficial cooperation with Amber Group:

•	Unified Branding and Market Positioning – Amber Premium benefits from Amber Group’s strong brand recognition and industry expertise. The association with Amber Group allows Amber Premium to leverage its established market position and win the trust of a larger pool of potential clients.

•	Shared Infrastructure and Resources – Amber Premium taps into Amber Group’s advanced technological infrastructure, including its blockchain solutions and digital asset custody services. This shared infrastructure ensures that Amber Premium’s clients benefit from robust, secure and scalable platforms.

•	Cross-selling and Referral Opportunities – As part of the Amber Group ecosystem, Amber Premium has the opportunity to cross-sell its services to Amber Group’s existing clients, while also attracting new clients through Amber Group’s extensive network in the digital asset and traditional financial sectors.

•	Collaborative Product Development – Amber Premium and Amber Group collaborate on the development of innovative products, such as structured investment strategies and DeFi yield enhanced products. This collaboration enables Amber Premium to stay ahead of market trends and provide its clients with cutting-edge investment opportunities.

Following the Merger, Amber Premium anticipates continued collaboration with Amber Group, which it expects to enhance its service offerings, diversify revenue streams, and expand its client base.

Amber Premium’s Marketing and Branding

Amber Premium has developed a strong brand presence in the digital asset wealth management space, driven by a client-centric approach and high-quality service delivery. Amber Premium’s marketing efforts are focusing on building trust, fostering long-term relationships and positioning itself as the go-to provider of digital asset wealth management services. It adopts the following key marketing and branding strategies:

•	Referral-based Growth – Amber Premium has grown its client base primarily through referrals from satisfied clients. By focusing on delivering quality services and personalized solutions, Amber Premium has established a reputation for excellence, leading to organic growth.

•	Targeted Events and Sponsorships – Amber Premium sponsors and organizes exclusive events, seminars and webinars targeted at high-net-worth individuals, institutions and family offices interested in digital assets. These events foster thought leadership and position Amber Premium as a trusted partner in the digital asset wealth management industry.

•	Cross-marketing with Amber Group – Amber Premium engages in cross-marketing initiatives with Amber Group, its shareholder and strategic partner, allowing both entities to promote their products and services and facilitate client referrals. Through joint campaigns, both Amber Premium and Amber Group reach a broader audience of potential clients across digital asset and traditional finance sectors.

•	Educational Content and Thought Leadership – Amber Premium invests in educating its clients through content marketing, offering insights on digital asset trends, investment strategies and Web3 technologies. This positions Amber Premium as a knowledgeable leader in the space, helping to attract informed investors.

Licenses

After the DWM Asset Restructuring, Amber Premium has subsidiaries in Singapore, Dubai and Hong Kong and is therefore subject to the relevant regulatory requirements and restrictions in Singapore, Dubai and Hong Kong.

Amber DWM’s wholly owned subsidiary in Singapore, Sparrow Tech Private Limited, holds a Major Payment Institution License (“MPI License”) issued by the Monetary Authority of Singapore (“MAS”) to conduct the Digital Payment Token Service (“DPT Services”). This license has no expiry date and will remain valid unless it lapses upon the occurrence of certain prescribed events, is suspended or revoked by the MAS, or is surrendered to the MAS. In connection with its MPI License, Sparrow Tech Private Limited is required to comply with the regulatory requirements applicable to MPI License holders offering DPT services. Sparrow Tech Private Limited is also obligated to establish and implement appropriate policies, procedures, systems and controls to comply with the applicable regulatory mandates. For details, see “—Government Regulations—Singapore.”

Amber DWM’s wholly owned subsidiary in Dubai, Amber Premium FZE, is in the process of applying for a license with the Virtual Assets Regulatory Authority (“VARA”) of Dubai to conduct the following activities in or from the Emirate of Dubai (excluding DIFC) in relation to “Virtual Assets”: (i) Broker-Dealer Services, (ii) Asset Management and Investment Services, and (iii) Lending and Borrowing Services, each as defined in the Virtual Assets and Related Activities Regulations 2023, as amended (“VARA Regulations”). As of the date of this proxy statement, Amber Premium FZE has obtained an initial approval from VARA to conduct the above activities. However, until VARA grants the full license, Amber Premium FZE is not permitted to conduct any activities within the Emirate of Dubai. In connection with its initial approval, Amber Premium FZE is required to comply with the regulatory requirements imposed by VARA from time to time. For details, see “—Government Regulations—Dubai.” Once Amber Premium FZE receives its license from VARA, Amber Premium FZE will be able to conduct the activities in accordance with its license and in compliance with the regulatory requirements imposed by VARA.

Amber DWM conducts its business in Hong Kong and is therefore subject to the relevant regulatory requirements and restrictions in Hong Kong. In particular, upon the completion of the DWM Asset Restructuring, WhaleFin Markets Limited will become a wholly owned subsidiary of Amber DWM. Its business falls within the scope of a “VA Service” as defined under section 1 of Part 1 of Schedule 3B to the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Cap. 615 of the Laws of Hong Kong) (“AMLO”). The products handled by WhaleFin Markets Limited may be non-security tokens (which fall within the definition of “virtual assets” under section 53ZRA of the AMLO), or security tokens (which fall within the definition of “securities” under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”)). As such, WhaleFin Markets Limited is in the process of applying for (i) a license to operate a virtual asset trading platform under the AMLO (“AMLO License,” and “AMLO Licensing Regime”), and (ii) a license to carry on the Type 1 (dealing in securities) and the Type 7 (providing automated trading services) regulated activities under the SFO (“SFO License,” and “SFO Licensing Regime”). Given that the crypto products potentially handled by virtual asset trading platforms can, as a practical matter, be difficult to characterize as either “virtual assets” or “securities,” to avoid contravention of the AMLO Licensing Regime and/or the SFO Licensing Regime, and to ensure business continuity, the Securities and Futures Commission (“SFC”) strongly encourages virtual asset trading platforms to be licensed under both regimes.

WhaleFin Markets Limited currently enjoys the benefit of a transitional arrangement under the AMLO Licensing Regime as it was providing a “VA Service” in relation to non-security tokens before such regime became effective law in March 2023, and has received a written notice from the SFC that it is deemed to be licensed for the AMLO License pursuant to Schedule 3G to the AMLO (“Deemed AMLO License”).

In connection with its Deemed AMLO License, WhaleFin Markets Limited is required to comply with the regulatory requirements attached to the AMLO License. Upon WhaleFin Markets Limited being granted its AMLO License and SFO License, its regulatory obligations will not change materially. For details, see “—Government Regulations—Hong Kong.”

Intellectual Property

As of the date of this document, Amber Premium does not have intellectual property rights that are material to its business.

Properties

As of the date of this document, Amber Premium leased office facilities globally, totaling approximately 200 square meters, including 100 square meters for its corporate headquarters in Singapore and 100 square meters for its office in Hong Kong. These office spaces are leased from independent third parties, and Amber Premium plans to renew its leases from time to time as needed.

Amber Premium believes that its existing facilities are sufficient to meet its current operational needs, and it will secure additional facilities, primarily through leasing arrangements, to support its future growth and expansion.

Competition

Amber Premium operates in a highly innovative and rapidly evolving industry, where competition is expected to further intensify in the future as existing players enhance their offerings and new entrants emerge. Amber Premium faces significant competition globally from a variety of market participants — ranging from crypto-native firms to large traditional financial services providers and financial technology companies. Amber Premium faces competition from the following sources:

•	traditional financial technology and brokerage firms that have entered the digital asset wealth management market in recent years and offer overlapping features tailored to similar client segments;

•	companies focused on the digital asset market, some of whom are potentially able to more quickly adapt to market trends, support a broader range of digital assets, and develop new digital asset-based products and services due to a different standard of regulatory scrutiny and different internal compliance standards; and

•	crypto-focused companies and traditional financial incumbents that offer point or siloed solutions.

Amber Premium positions itself as a comprehensive digital asset wealth management service provider across a number of platforms and products in the digital asset wealth management industry and distinguishes itself by targeting high-net-worth individuals and institutional clients and offering integrated and customized services to cater to their intricate digital asset wealth management needs. In addition, Amber Premium has established a unique position in the market by successfully securing a series of regulatory approvals in key financial hubs around the world. See “—Licenses.” Amber Premium’s ability to quickly and continuously innovate to provide products and services to its clients that are native to the cryptoeconomy, and launch additional products and services further separates itself from its competition. See “Risk Factors—Risks Related to Amber Premium’s Business—Amber Premium may not be able to compete effectively, which could materially and adversely affect its business, financial condition, results of operations and prospects, as well as its reputation and brands” for a more comprehensive description of risks related to competition.

Employees

Upon the consummation of the DWM Asset Restructuring, Amber Premium will employ 69 employees in Singapore and Hong Kong. The following table sets forth a breakdown of Amber Premium’s employees by function upon the consummation of the DWM Asset Restructuring:

	Number of Employees	%
Trading and Operations	17	24.6
Technology and Development	13	18.8
Sales and Marketing	13	18.8
General and Administration	26	37.7
Total	69	100.0

Due to certain regulatory and contractual considerations, approximately 80 individuals dedicated to Amber Premium will remain with Amber Group following the completion of the DWM Asset Restructuring. These individuals will continue their exclusive work for Amber Premium under a service agreement between Amber Premium and Amber Group. Amber Premium plans to gradually integrate these individuals into its own workforces after the Closing. See “—Synergistic Collaborations with Amber Group” for more details of the relationship and collaborations between Amber Premium and Amber Group.

Amber Premium’s success is driven by its ability to attract, motivate, train and retain qualified talent. Amber Premium believes it offers its employees competitive compensation packages and fosters an environment that encourages professional growth and self-development. As a result, Amber Premium has consistently attracted and retained skilled personnel while maintaining a stable and experienced core management team.

Amber Premium is required to provide its employees with social security benefits in accordance with applicable regulations and internal policies. Amber Premium enters into standard labor contracts with its employees to cover matters including confidentiality arrangements and impose non-compete restricted periods in accordance with common market practice. Amber Premium believes that it maintains a good working relationship with its employees, and it has not experienced any major labor disputes. None of its employees are represented by labor unions.

Legal Proceedings

Amber Premium is currently not a party to any material legal or administrative proceedings or regulatory actions. Amber Premium may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of Amber Premium’s resources, including its management’s time and attention.

Government Regulations

Set forth below is a summary of the most significant rules and regulations that affect Amber Premium’s business activities in the jurisdictions where it operates.

Singapore

The Payment Services Act 2019 (“PS Act”) is the principal legislation that regulates Sparrow Tech Private Limited’s activities. The PS Act is read with the Payment Services Regulations 2019 (“PSR”), the main subsidiary legislation that effects the objectives of the PS Act.

The PS Act and PSR regulate the licensing and ongoing conduct of business requirements for Sparrow Tech Private Limited, in areas such as, among others, (1) financial and operational requirements, (2) having a permanent place of business or registered office in Singapore, (3) notifying the MAS upon the occurrence of certain prescribed events, (4) prohibitions from carrying on certain businesses, and (5) safeguarding of customer assets.

Sparrow Tech Private Limited is also subject to:

•	the MAS’ supervisory powers under the PS Act, for example, in relation to (1) inspections and investigations, (2) emergency powers, and (3) assistance to foreign regulatory authorities; and

•	various regulatory instruments issued under the PS Act, in the form of notices, guidelines and circulars. These regulatory instruments set out requirements and the MAS’ expectations around key areas such as (1) reporting of suspicious activities and incidents of fraud, (2) periodic submission of regulatory returns, (3) conduct, (4) disclosure and communications, and (5) consumer protection safeguards.

For completeness, Sparrow Tech Private Limited is also subject to:

•	the Financial Services and Markets Act 2022 (“FSM Act”), an omnibus legislation for the financial sector, and its subsidiary legislations. The FSM Act is partially in force, with the remaining phases targeted to be implemented by end 2024. While Sparrow Tech Private Limited is not subject to the licensing regime under the FSM Act, there are various powers under the FSM Act that can be exercised by the MAS, which would apply to Sparrow Tech Private Limited. There are also various notices and guidelines issued pursuant to the FSM Act, for example, around (1) anti-money laundering and countering the financing of terrorism, (2) technology risk management, and (3) cyber hygiene;

•	other regulatory instruments issued by the MAS, which apply across different classes of financial institutions, for example, around (1) risk management, (2) individual accountability and conduct, and (3) delivering fair dealing outcomes to customers; and

•	sanctions rules and regulations under Singapore law.

Dubai

In connection with its initial approval from VARA, Amber Premium FZE is required to comply with the following regulations:

•	The VARA Regulations; and

•	The Regulations on the Marketing of Virtual Assets and Related Activities 2024 (“Marketing Regulations”).

Additionally, Amber Premium FZE must adhere to the VARA rulebooks, including:

•	the company rulebook;

•	the compliance and risk management rulebook;

•	the technology and information rulebook;

•	the market conduct rulebook;

•	the lending and borrowing services rulebook;

•	the broker-dealer services rulebook; and

•	the virtual asset management and investment services rulebook;

as well as any regulatory guidance issued by VARA from time to time.

These regulations and rulebooks cover matters such as, but not limited to, anti-money laundering compliance, conduct of business requirements, mandatory personnel requirements, reporting requirements to VARA, financial returns and capital requirements, ongoing notification requirements, risk management compliance, consumer protection measures, safeguarding customer assets and financial and operational requirements.

Hong Kong

In connection with its Deemed AMLO License, WhaleFin Markets Limited is required to comply with the vast majority of the regulatory requirements attached to an AMLO License. Such requirements are set out in the AMLO and the SFC’s Guidelines for Virtual Asset Trading Platform Operators (“VATP Guidelines”). These requirements cover five broad categories, as set out below:

•	Conduct of business requirements – The VATP Guidelines set out customary financial services regulatory conduct of business principles which WhaleFin Markets Limited must comply with when providing a “VA Service” in Hong Kong. Such principles are cast in broad terms to include the requirement to:

a.	act honestly, fairly, with due skill care and diligence, and in the best interest of clients and the market;

b.	avoid conflicts of interest and ensure that clients are fairly treated;

c.	assess the risk tolerance level and risk profile of clients before providing services; and

d.	properly account for and adequately safeguard client assets.

•	Custody of client assets requirements – WhaleFin Markets Limited is required to appoint a wholly owned Hong Kong-incorporated subsidiary who is licensed as a so-called “Trust or Company Service Provider” under the AMLO to hold and safeguard its client assets on its behalf (“Associated Entity”). WhaleFin Markets Limited’s Associated Entity is Amber Custodian Services Limited (License No. TC007861).

•	Personnel requirements – WhaleFin Markets Limited must ensure that its senior management are fit and proper and are sufficiently involved on a day-to-day basis in order to have adequate management oversight of WhaleFin Markets Limited’s business. WhaleFin Markets Limited is also required to appoint an eligible auditor to perform the auditing function in relation to its “VA Service” business.

•	Financial returns and capital requirements – The AMLO and the VATP Guidelines contain granular requirements in relation to the minimum paid-up share capital and liquid capital that must be maintained by WhaleFin Markets Limited. WhaleFin Markets Limited also has to comply with requirements relating to regular financial returns and reporting to the SFC.

•	Ongoing notification requirements – WhaleFin Markets Limited is required to keep the SFC abreast of developments in relation to, amongst other things, its key personnel and business. As such, the AMLO and the VATP Guidelines include detailed requirements relating to the triggers and timings for pre- and/or post-event regulatory notifications that have to be provided to the SFC.

Upon WhaleFin Markets Limited being granted its AMLO License and SFO License, its regulatory obligations will not change materially save for the fact that WhaleFin Markets Limited will also have to comply with the requirements set out in the VATP Guidelines when providing “VA Services” in relation to security tokens.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AMBER DWM

In connection with the Merger, Amber DWM is undertaking the DWM Asset Restructuring. See “The Merger Agreement—DWM Asset Restructuring.” The following discussion and analysis relates to the historical financial condition and results of operations of Amber DWM and does not take into consideration the DWM Asset Restructuring. Accordingly, the following discussion and analysis of the financial condition and results of operations should be read in combination with the selected unaudited pro forma financial data of Amber DWM for the year ended June 30, 2024, which presents the combined financial information of Amber DWM after giving effect to the DWM Asset Restructuring, included in the section of this proxy statement entitled “Supplemental Management’s Discussion and Analysis of Pro Forma Financial Condition and Results of Operations of Amber DWM.” The following discussion and analysis of the financial condition and results of operations should also be read together with Amber DWM’s audited consolidated financial statements, together with related notes thereto, included elsewhere in this proxy statement. In addition, the discussion and analysis should be read together with the section of this proxy statement entitled “Business” and the unaudited pro forma combined financial information for the year ended June 30, 2024 (included in Annex H to this proxy statement), which has been prepared to give effect to the Merger. The following discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in the forward-looking statements as a result of various factors, including those set forth under the section entitled “Risk Factors” or elsewhere in this proxy statement.

Results of Operations

The following table sets forth a summary of Amber DWM’s consolidated results of operations for the periods presented, both in absolute amount and as a percentage of its revenues for the periods presented. This information should be read together with its consolidated financial statements and related notes included elsewhere in this proxy statement. The results of operations in any period are not necessarily indicative of Amber DWM’s future trends.

	For the Year Ended June 30,
	2023		2024
	US$	%	US$	%
Revenue	1,111,361	100.0	3,548,213	100.0
Cost of revenue	(814,161)	(73.3)	(1,984,984)	(55.9)
Gross profit	297,200	26.7	1,563,229	44.1
Other income	71,708	6.5	169,714	4.8
Technology and development expenses	(331,631)	(29.8)	(353,319)	(10.0)
Sales and marketing expenses	(8,391)	(0.8)	(7,294)	(0.2)
General and administrative expenses	(2,292,834)	(206.3)	(5,234,748)	(147.5)
Finance costs	(86,084)	(7.7)	(81,623)	(2.3)
Total operating expenses	(2,718,940)	(244.6)	(5,676,984)	(160.0)
Operating loss	(2,350,032)	(211.5)	(3,944,041)	(111.2)
Realized change in fair value of digital assets – related parties’ loans	58,421	5.3	508,491	14.3
Realized change in fair value of digital assets	226,552	20.4	(339,897)	(9.6)
Unrealized change in fair value of digital assets – related parties’ loans	(5,430,850)	(488.7)	(12,181,220)	(343.3)
Unrealized change in fair value of digital assets	(304,947)	(27.4)	(192,881)	(5.4)
Total other expenses	(5,450,824)	(490.5)	(12,205,507)	(344.0)
Loss before income tax	(7,800,856)	(701.9)	(16,149,548)	(455.1)
Income tax expense	-	-	-	-
Loss for the year, representing total comprehensive loss for the year	(7,800,856)	(701.9)	(16,149,548)	(455.1)
Loss per share attributable to owners of the Company Basic and diluted	195.0		395.7
Weighted average number of ordinary shares Basic and diluted	40,000		40,808

Year ended June 30, 2023 compared to year ended June 30, 2024

Revenue

Amber DWM’s total revenue consists of conversion fees, finance income and advisory fees. In connection with its fiat on/off-ramp services, Amber DWM earns conversion fee when clients transfer or withdraw funds and/or digital assets from its platform, and performs conversion between fiat currencies and digital assets. Amber DWM earns finance income mainly from premiums earned on structured products as well as interests earned from digital asset lending arrangements. Amber DWM also earns advisory fees when providing wealth management services to clients.

The following table presents the breakdown of Amber DWM’s total revenues, both in absolute amounts and as percentages of its total revenues for the periods presented.

	For the Year Ended June 30,
	2023		2024
	US$	%	US$	%
Conversion fees	271,025	24.4	1,497,054	42.2
Finance income	840,336	75.6	1,988,365	56.0
Advisory fees	-	-	62,794	1.8
Total revenue	1,111,361	100.0	3,548,213	100.0

Amber DWM’s revenue increased by 219.3% from US$1.1 million for the year ended June 30, 2023 to US$3.5 million for the year ended June 30, 2024. This increase was primarily attributable to the increases in its conversion fees and finance income.

Amber DWM’s revenue from conversion fees increased by 452.4% from US$0.3 million for the year ended June 30, 2023 to US$1.5 million for the year ended June 30, 2024, primarily due to the growth in Amber DWM’s business following the acquisition of the MPI license in November 2022 through its acquisition of Sparrow Tech Private Limited as well as the recovery in the crypto market. Amber DWM’s number of clients increased by 120.8% from 269 as of June 30, 2023 to 594 as of June 30, 2024. The trading volume handled by Amber DWM increased by 371.9% from US$140.4 million for the year ended June 30, 2023 to US$662.6 million for the year ended June 30, 2024. Amber DWM’s total client asset balance increased by 93.5% from US$21.7 million as of June 30, 2023 to US$42.0 million as of June 30, 2024.

Amber DWM’s revenue from finance income increased by 136.6% from US$0.8 million for the year ended June 30, 2023 to US$2.0 million for the year ended June 30, 2024, primarily due to the growth in Amber DWM’s structured product business.

Amber DWM recognized advisory fees of US$62.8 thousand for the year ended June 30, 2024.

Cost of revenue

Amber DWM’s cost of revenues mainly consists of interests and premium costs paid to clients as well as the premium costs associated with managing the risks of the underlying assets of Amber DWM’s structured products when acting on a principal basis.

Amber DWM’s cost of revenue increased by 143.8% from US$0.8 million for the year ended June 30, 2023 to US$2.0 million for the year ended June 30, 2024, primarily due to the growth in Amber DWM’s structured product business.

Gross profit

As a result of the foregoing, Amber DWM’s gross profit increased from US$0.3 million for the year ended June 30, 2023 to US$1.6 million for the year ended June 30, 2024. Amber DWM’s gross profit margin improved from 26.7% to 44.1% during the same periods, primarily because of Amber DWM’s rapid business expansion.

Other income

Amber DWM’s other income mainly consists of government grants, net foreign exchange differences, fair value gain on FVPL, service income, interest income and others. Amber DWM’s other income increased by 136.7%, from US$71.7 thousand for the year ended June 30, 2023 to US$169.7 thousand for the year ended June 30, 2024, primarily due to the increases in service income, interest income and others, which are partially offset by a decrease in government grants.

Operating expenses

Amber DWM’s total operating expenses consist of technology and development expenses, sales and marketing expenses, general and administrative expenses and finance costs. Amber DWM’s total operating expenses increased by 108.8% from US$2.7 million for the year ended June 30, 2023 to US$5.7 million for the year ended June 30, 2024.

Technology and development expenses. Amber DWM’s technology and development expenses primarily consist of technology infrastructure expenses, software services expenses incurred in operating, maintaining, and enhancing its platform and in developing new products and services. Amber DWM’s technology and development expenses increased by 6.5% from US$0.3 million for the year ended June 30, 2023 to US$0.4 million for the year ended June 30, 2024.

Sales and marketing expenses. Amber DWM’s sales and marketing expenses primarily consist of branding and marketing expenses. Amber DWM’s sales and marketing expenses decreased by 13.1% from US$8.4 thousand for the year ended June 30, 2023 to US$7.3 thousand for the year ended June 30, 2024.

General and administrative expenses. Amber DWM’s general and administrative expenses primarily consist of personnel expenses, office supplies and maintenance, and other corporate related expenses. Amber DWM’s general and administrative expenses increased by 128.3% from US$2.3 million for the year ended June 30, 2023 to US$5.2 million for the year ended June 30, 2024. Amber DWM has strategically expanded its personnel headcount since it formally commenced its operations as an independent business unit in the second half of 2023.

Finance costs. Amber DWM’s finance costs consist of interest expense on lease liabilities and related parties. Amber DWM’s finance costs decreased by 5.2% from US$86.1 thousand for the year ended June 30, 2023 to US$81.6 thousand for the year ended June 30, 2024, primarily due to a decrease in interest expense on lease liabilities.

Other expenses

Amber DWM’s total other expenses consist of realized and unrealized change in fair value of digital assets. Amber DWM’s total other expenses increased by 123.9% from US$5.5 million for the year ended June 30, 2023 to US$12.2 million for the year ended June 30, 2024.

Amber DWM’s total realized change in fair value of digital assets represents changes in the prices of digital assets traded in Amber DWM’s ordinary course of business and changes in the prices of Bitcoins and Ethereums borrowed from or repaid to related parties by Amber DWM. Its total realized change in fair value of digital assets decreased by 40.8% from US$285.0 thousand for the year ended June 30, 2023 to US$168.6 thousand for the year ended June 30, 2024.

Amber DWM’s total unrealized change in fair value of digital assets mainly represents changes in the prices of Bitcoins and Ethereums loaned to Amber DWM by Amber Group in connection with the acquisition of Sparrow Holdings Pte. Ltd. in 2022, which have not been repaid as of the date of this document. Its total unrealized change in fair value of digital assets increased by 115.7% from US$5.7 million for the year ended June 30, 2023 to US$12.4 million for the year ended June 30, 2024, primarily due to the significant increase in Bitcoin and Ethereum prices.

Income tax expense

As of June 30, 2024, Amber DWM was still in accumulated loss position and incurred nil current income tax expense for the years ended June 30, 2023 and 2024.

Net loss

As a result of the foregoing, Amber DWM incurred a net loss of US$16.1 million for the year ended June 30, 2024, as compared to a net loss of US$7.8 million for the year ended June 30, 2023.

SUPPLEMENTAL MANAGEMENT’S DISCUSSION AND ANALYSIS OF PRO FORMA FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AMBER DWM

In addition to the Management’s Discussion and Analysis of Financial Condition and Results of Operations based on Amber DWM’s audited consolidated financial statements, the following includes a supplemental analysis of operations discussion reflecting unaudited pro forma financial information, which has been prepared to illustrate the pro forma effect of the completion of a series of corporate restructuring Amber DWM is undertaking in connection with the Merger, which is referred to as the DWM Asset Restructuring.

The unaudited pro forma condensed combined financial information for the year ended June 30, 2024 of Amber DWM combines the historical statements of operations of Amber DWM and certain business elements that are identified for integration into Amber DWM upon the consummation of the DWM Asset Restructuring for such period on a pro forma basis as if the DWM Asset Restructuring had been consummated on July 1, 2023, the beginning of the period presented.

The unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of Amber DWM upon the completion of the DWM Asset Restructuring. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The historical financial information of Amber DWM was derived from Amber DWM’s audited consolidated financial statements included in Annex G to this proxy statement, which is also discussed in further detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Amber DWM” beginning on page 117 of this proxy statement. The historical financial information of certain business elements that are identified for integration into Amber DWM upon the consummation of the DWM Asset Restructuring was derived from the independent factual finding report on assets and liabilities of such business elements as of June 30, 2024 and its related income and expense attributable to operations for the year ended June 30, 2024.

Amber DWM began transitioning from the crypto private banking business of Amber Group to an independent business unit in the second half of 2023. As a result, historical financial information of certain business elements that are identified for integration into Amber DWM upon the consummation of the DWM Asset Restructuring is not available for the year ended June 30, 2023. As a result, the pro forma results of operations giving effect to the DWM Asset Restructuring for the year ended June 30, 2023 are also unavailable.

Pro forma revenue

Amber DWM’s pro forma total revenue consists of conversion fees, commissions, finance income and other revenue. The following table sets forth a breakdown of Amber DWM’s pro forma total revenue:

	For the year ended June 30, 2024
	Amber DWM Historical	Certain Business Elements Identified for Integration	Inter-company Adjustments	Unaudited Pro Forma
	US$	US$	US$	US$
Pro forma revenue:
Conversion fees	1,497,054	10,091,808	(58,690)	11,530,172
Commissions	—	12,022,202	477,756	12,499,958
Finance income	1,988,365	2,315,552	(554,833)	3,749,084
Other revenue	62,794	446,404	—	509,198
Pro forma total revenue	3,548,213	24,875,966	(135,767)	28,288,412

Conversion fees. Amber DWM’s pro forma conversion fees primarily consist of conversion fees earned from the provision of fiat on/off ramp services and transaction fees earned from the provision of OTC trading and execution services and Amber Visa Card services.

Commissions. Amber DWM’s pro forma commissions primarily consist of commission, rebates and spread earned from its standard earn and structured products, DeFi yield enhanced products and strategic funds.

Finance income. Amber DWM’s pro forma finance income primarily consists of interests earned from collateralized lending and premiums earned on structured products on a principal basis.

Other revenue. Amber DWM’s pro forma other revenue primarily consists of service fees, investment revenue and advisory fees.

For the year ended June 30, 2024, on a pro forma basis, Amber DWM’s revenue was US$28.3 million.

Pro forma cost of revenue

	For the year ended June 30, 2024
	Amber DWM Historical	Certain Business Elements Identified for Integration	Inter-company Adjustments	Unaudited Pro Forma
	US$	US$	US$	US$
Cost of revenue	(1,984,984)	(7,651,115)	135,767	(9,500,332)

For the year ended June 30, 2024, on a pro forma basis, Amber DWM’s cost of revenue was US$9.5 million. Amber DWM’s pro forma cost of revenue primarily consists of interests and premium costs paid to clients and the premium costs associated with managing the risks of the underlying assets of Amber DWM’s structured products when acting on a principal basis, commissions paid to business partners and other transactions fees. After the completion of the DWM Asset Restructuring, Amber DWM expects its cost of revenue will continue to increase in absolute dollar amounts and vary from period to period as a percentage of revenues as Amber DWM continues to invest in its business and expand the reach of its platform.

Pro forma operating expenses

Amber DWM’s pro forma total operating expenses consist of technology and development expenses, sales and marketing expenses, general and administrative expenses and finance costs. The following table sets forth a breakdown of Amber DWM’s pro forma operating expenses:

	For the year ended June 30, 2024
	Amber DWM Historical	Certain Business Elements Identified for Integration	Inter-company Adjustments	Unaudited Pro Forma
	US$	US$	US$	US$
Pro forma operating expenses:
Technology and development expenses	(353,319)	(5,121,881)	—	(5,475,200)
Sales and marketing expenses	(7,294)	(89,532)	—	(96,826)
General and administrative expenses	(5,234,748)	(9,639,577)	—	(14,874,325)
Finance costs	(81,623)	—	—	(81,623)
Pro forma total operating expenses	(5,676,984)	(14,850,990)	—	(20,527,974)

For the year ended June 30, 2024, on a pro forma basis, Amber DWM’s total operating expenses were US$20.5 million.

Technology and development expenses. Amber DWM’s pro forma technology and development expenses primarily consist of technology infrastructure expenses, software services expenses incurred in operating, maintaining, and enhancing its platform and in developing new products and services. After the completion of the DWM Asset Restructuring, Amber DWM expects its technology and development expenses to increase in absolute amounts in the foreseeable future, as Amber DWM continues to enhance its technology infrastructure and scale its business.

Sales and marketing expenses. Amber DWM’s pro forma sales and marketing expenses primarily consist of branding and marketing expenses. After the completion of the DWM Asset Restructuring, Amber DWM expects its sales and marketing expenses to increase in absolute amounts, as Amber DWM continues to strengthen its brand recognition and expand its client base.

General and administrative expenses. Amber DWM’s pro forma general and administrative expenses primarily consist of personnel expenses, office supplies and maintenance, and other corporate related expenses. After the completion of the DWM Asset Restructuring, Amber DWM expects its general and administrative expenses to increase modestly in absolute amounts and over time decrease as a percentage of pro forma revenue as Amber DWM continues to scale its business.

Finance costs. Amber DWM’s pro forma finance costs consist of interest expenses on lease liabilities and related parties.

Other income/(expenses)

Amber DWM’s pro forma other income/(expenses) consist of other expenses, realized and unrealized change in fair value of digital assets. The following table sets forth a breakdown of Amber DWM’s pro forma other income/(expenses):

	For the year ended June 30, 2024
	Amber DWM Historical	Certain Business Elements Identified for integration	Inter-company Adjustments	Unaudited Pro Forma
	US$	US$	US$	US$
Other income/(expenses):
Interest income	—	—	—	—
Interest expenses	—	—	—	—
Other expenses	—	(4,431)	—	(4,431)
Realized change in fair value of digital assets	168,594	—	—	168,594
Unrealized change in fair value of digital assets	(12,374,101)	56,448	—	(12,317,653)
Total other income/(expenses), net	(12,205,507)	52,017	—	(12,153,490)

For the year ended June 30, 2024, on a pro forma basis, Amber DWM’s total other expenses were US$12.2 million.

Realized change in fair value of digital assets. Amber DWM’s pro forma realized change in fair value of digital assets represents changes in the prices of digital assets traded in Amber DWM’s ordinary course of business and changes in the prices of Bitcoins and Ethereums borrowed from or repaid to related parties by Amber DWM. After the completion of the DWM Asset Restructuring, Amber DWM expects its realized change in fair value of digital assets to remain relatively modest due to its corporate policy to mainly hold stablecoins.

Unrealized change in fair value of digital assets. Amber DWM’s pro forma unrealized change in fair value of digital assets primarily represents changes in the prices of Bitcoins and Ethereums loaned to Amber DWM by Amber Group in connection with the acquisition of Sparrow Holdings Pte. Ltd. in 2022. After the completion of the DWM Asset Restructuring, Amber DWM expects a significant decrease in unrealized change in fair value of digital assets, as Bitcoins and Ethereums loaned from Amber Group will be forgiven by Amber Group prior to the Closing.

Pro forma net income/(loss)

	For the year ended June 30, 2024
	Amber DWM Historical	Certain Business Elements Identified for Integration	Inter-company Adjustments	Unaudited Pro Forma
	US$	US$	US$	US$
Income/(loss) before income taxes	(16,149,548)	2,425,878	—	(13,723,670)
Income taxes benefit/(expenses)	—	—	—	—
Net income/(loss)	(16,149,548)	2,425,878	—	(13,723,670)

As a result of the foregoing, Amber DWM incurred a pro forma net loss of US$13.7 million for the year ended June 30, 2024.

DIRECTORS AND EXECUTIVE OFFICERS

In accordance with Section 7.12 of the Merger Agreement, immediately after the Effective Time, the board of directors of ListCo shall consist of no more than seven (7) directors, all of which will be designated by Amber DWM at least ten (10) business days prior to the Closing.

The following table provides certain information about those persons who are expected to serve as directors and executive officers of ListCo following the consummation of the Merger.

Directors and Executive Officers	Age	Position/Title
Michael Wu	35	Chairman of the Board
Wayne Huo	35	Chief Executive Officer and Director
Wing Hong Sammy Hsieh	51	Director
Lub Bun Chong	57	Director
Philip Kan	69	Director
Winson Ip Wing Wai	46	Director
Josephine Ngai Yuk Chun	48	Chief Financial Officer
Terence Li	47	Chief Strategy Officer

Michael Wu will be appointed as chairman of the board of directors of ListCo following the consummation of the Merger. Mr. Wu is a co-founder of Amber Group and has served as its chief executive officer since the founding of Amber Group, and as a director of Amber DWM since February 2024. Prior to founding Amber Group, Mr. Wu served as a portfolio manager at Arete Capital Partners from March 2017 to September 2017. Prior to that, he served as an FX & rates trader at Morgan Stanley from June 2013 to February 2017. Mr. Wu received his bachelor’s degree in economics from Dartmouth College in 2013.

Wayne Huo will be appointed as chief executive officer and a director of ListCo following the consummation of the Merger. Mr. Huo is a co-founder of Amber Group and has served as its chief operating officer since the founding of Amber Group. Mr. Huo has also served as a director of Amber DWM since February 2024 and as its chief executive officer since November 2024. Prior to founding Amber Group, Mr. Huo served as an FX option trader at Morgan Stanley from February 2014 to August 2015. Mr. Huo received his bachelor’s degree in applied mathematics, finance & economics from University of Toronto in 2012 and his master’s degree in mathematical finance from New York University in 2013.

Wing Hong Sammy Hsieh is a director and co-founder of ICLK and served as the chief executive officer of ICLK from 2009 to 2019. Mr. Hsieh is currently an independent director of Black Spade Acquisition II Co (NASDAQ: BSII). Prior to founding ICLK, Mr. Hsieh held senior positions in a number of prominent technology companies. Mr. Hsieh was general manager for Asia Pacific at Efficient Frontier (now an Adobe company), a leading digital performance marketing company in 2008. Prior to that, Mr. Hsieh was a director of Search Marketing at Yahoo Hong Kong during 2000 to 2008, during which he oversaw the business operations, including sales, marketing, business development and product management. Mr. Hsieh also held various sales and marketing positions at the LVMH Group and British American Tobacco earlier in his career. Mr. Hsieh received his bachelor’s degree in economics from the University of California, Los Angeles.

Lub Bun Chong has served as a director of ICLK since July 2019. Mr. Chong is currently a partner of C Consultancy Limited, a Hong Kong-based corporate and financial advisory firm which specializes in the advertising, digital and media sectors of China and Southeast Asia. Prior to founding C Consultancy Limited, he was the chief financial officer and the director of mergers and acquisitions of Clear Media (00100.HK), and the chief financial officer of Focus Media (002027.SZ). Mr. Chong previously worked at PricewaterhouseCoopers in China, Hong Kong and Singapore during the 1990s. Mr. Chong is the author of “Managing a Chinese Partner” (published by Palgrave Macmillan) and a contributor of China articles to reputable publications. Mr. Chong received his bachelor’s degree of accountancy from National University of Singapore and his MBA degree with merit from Manchester Business School. Mr. Chong is a chartered accountant in Singapore.

Philip Kan has served as a director of ICLK since January 2021. Mr. Kan has extensive experience in management, finance, banking, capital market, information technology, risk management, corporate governance and corporate development. Mr. Kan has been the responsible officer, director and the senior management of several financial institutions regulated by the Securities and Futures Commission of Hong Kong since 2003. Mr. Kan was the founder and a director of Galileo Capital Group Ltd (HKEX:8029) from July 2000 to October 2008, a boutique corporate finance house providing services in co-sponsoring IPOs, shares placement, M&A, assets management and financial advisory. Prior to founding Galileo Capital Group Ltd, Mr. Kan held senior positions in a number of prominent companies. Mr. Kan was the senior vice president for First Pacific Bank Limited, oversees the centralized banking services units (i.e. processing support units) and the Information Technology Division of the Bank. Prior to that, Mr. Kan was the manager of Systems & Operations at HSBC from 1987 to 1992. Mr. Kan also held various management positions at the AIG Finance (HK) Ltd, General Electric Co and Bank of America earlier in his career. In July 2022, Mr. Kan was awarded Medal of Honour (M.H.) by the Hong Kong S.A.R. government. Mr. Kan received his MBA degree from Henley Management College, Brunel University in the United Kingdom.

Winson Ip Wing Wai has served as a director of ICLK since June 2024. Mr. Ip has more than 20 years of experience in financial and operational management, compliance and ESG management, investment, merger and acquisition, investor relations, accounting and auditing. Currently, he is an independent non-executive director and the chairperson of the audit committee of Deewin Tianxia Co., Ltd (2418.HK) from 2021. He was an independent non-executive director and an audit committee member of 8088 Investment Holdings Limited (8088.HK) from 2020 to 2022. He served as an executive director of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (8095.HK) and then served as a non-executive director of Beijing Beida Jade Bird Universal Sci-Tech Company Limited from 2018 to 2021. He has held multiple leadership positions, including as the chief financial officer at Sincere Watch (Hong Kong) Limited (444.HK) from 2020 to 2021, the chief financial officer and company secretary of Huili Resources (Group) Limited (1303.HK) from 2011 to 2019, and the vice president of King Stone Energy Group Limited (663.HK) from 2010 to now. He had also worked at KPMG. He obtained his bachelor of business administration in accounting from The Hong Kong University of Science and Technology in 2000 and is currently a member of the Hong Kong Institute of Certified Public Accountants.

Josephine Ngai Yuk Chun has served as chief financial officer of ICLK since March, 2024. Before that, Ms. Ngai was a vice president, finance and group financial controller of ICLK. Ms. Ngai has been an independent director of Man Shun Group (Holdings) Limited (HKEX:1746) since June 2024. Prior to joining iClick, Ms. Ngai served in auditing capacity at Big Four accounting firm and senior management roles in conglomerates listed on the Hong Kong Stock Exchange. She received a bachelor’s degree in accounting from the Hong Kong Polytechnic University and an EMBA degree from the Chinese University of Hong Kong. Ms. Ngai is a Member of the Hong Kong Institute of Certified Public Accountants.

Terence Li has served as chief strategy advisor of ICLK since January 2022. He served as director and chief financial officer of ICLK from 2019 to 2022, and head of finance of ICLK in 2018. Mr. Li has approximately 21 years of experience in financial management, investment, and business operations. Prior to joining us, Mr. Li served in management roles and advisory capacities at several start-ups, in addition to financial management and fundraising roles. Mr. Li was a Vice President with our Series A investor, Sumitomo Corporation Equity Asia, and served on our board of directors between 2009 and 2013. Mr. Li also worked at PricewaterhouseCoopers, specializing in M&A due diligence and cross border tax and deal structuring projects. Mr. Li received his bachelor’s degree in accounting from the HK Polytechnic University and an MBA with Distinction and Dean’s List honors from Oxford University’s Saïd Business School. Mr. Li is a Fellow Member of ACCA, a Member of HKICPA, and a Chartered Financial Analyst.

As of the date of this proxy statement, Mr. Wing Hong Sammy Hsieh, Mr. Lub Bun Chong, Mr. Philip Kan and Mr. Winson Ip Wing Wai currently serve as directors of ICLK and are expected to remain on the board of directors of ListCo following the consummation of the Merger. Ms. Josephine Ngai Yuk Chun currently serves as Chief Financial Officer of ICLK and is expected to remain as Chief Financial Officer of ListCo following the consummation of the Merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of ICLK

The following table sets forth information with respect to the beneficial ownership of the ICLK Shares as of the date of this proxy statement by:

•	each of the directors and executive officers of ICLK; and
•	each person known to us to own beneficially more than 5% of total outstanding ICLK Shares.

The calculations in the table below are based on 44,378,953 ICLK Shares outstanding as of the date of this proxy statement, comprising (i) 39,344,526 ICLK Class A Shares, excluding the 3,011,704 ICLK Class A Shares held by JPMorgan Chase Bank N.A., our depositary, underlying the unvested restricted Class A ordinary shares units under the Post-IPO Share Incentive Plan of iClick, and (ii) 5,034,427 ICLK Class B Shares outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after the date of this proxy statement, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A	Class B
	Ordinary	Ordinary			Aggregate
	Shares	Shares	Total Ordinary Shares		Voting
	Number	Number	Number	%	Power %
Directors and Executive Officers:
Wing Hong Sammy Hsieh(1)	241,295	2,282,815	2,524,110	5.7%	32.8%
Jian Tang(2)	424,200	2,102,263	2,526,463	5.7%	30.3%
Lub Bun Chong	(i)	—	(i)	(i)%	(i)%
Dylan Huang	(i)	—	(i)	(i)%	(i)%
Philip Kan	(i)	—	(i)	(i)%	(i)%
Winson Ip Wing Wai	—	—	—	—	—
Josephine Ngai Yuk Chun	(i)	—	(i)	(i)%	(i)%
All directors and executive officers as a group	755,180	4,385,078	5,140,258	11.6%	63.2%

Principal Shareholders:
Bubinga Holdings Limited(1)	—	2,282,815	2,282,815	5.1%	32.6%
Igomax Inc.(3)	396,295	2,102,263	2,498,558	5.6%	30.3%
Baozun Inc.(4)	1,235,730	649,349	1,885,079	4.2%	10.2%
Creative Big Limited(5)	2,549,415	—	2,549,415	5.7%	1.8%
Integrated Asset Management (Asia) Ltd.(6)	4,876,050	—	4,876,050	11.0%	3.5%
Marine Central Limited(7)	2,564,103	—	2,564,103	5.8%	1.8%
TIAA-CREF Investment Management, LLC, Teachers Advisors, LLC, College Retirement Equities Fund-Stock Account and Nuveen Asset Management, LLC(8)	3,716,555	—	3,716,555	8.4%	2.7%

Notes:

(i)	Less than 1% of our total outstanding shares.

††	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days as of the date of this proxy statement, by the sum of (1) 44,378,953, which is the total number of ICLK Shares outstanding as of the date of this proxy statement; and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days as of the date of this proxy statement.

††	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of ICLK Class A Shares and ICLK Class B Shares as a single class. Each holder ICLK Class A Shares is entitled to one vote per ICLK Class A Share and each holder of ICLK Class B Shares is entitled to 20 votes per ICLK Class B Share on all matters submitted to them for a vote. ICLK Class A Shares and ICLK Class B Shares vote together as a single class on all matters submitted to a vote of iClick shareholders, except as may otherwise be required by law. ICLK Class B Shares are convertible at any time by the holder thereof into ICLK Class A Shares on a one-for-one basis.

(1)	Represents (a) 2,282,815 ICLK Class B Shares held by Bubinga Holdings Limited, a British Virgin Islands company wholly owned by Mr. Wing Hong Sammy Hsieh, and (b) 241,295 ICLK Class A Shares held by Mr. Hsieh. The registered office address of Bubinga Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The address of Mr. Wing Hong Sammy Hsieh is 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R.

(2)	Represents (a) 2,102,263 ICLK Class B Shares held by Igomax Inc., a British Virgin Islands company wholly owned by Mr. Jian Tang, (b) 27,905 ICLK Class A Shares that are issuable upon exercise of options held in trust by Mr. Tang on behalf of certain consultants of OptAim, and (c) 396,295 ICLK Class A Shares held by Igomax Inc..

(3)	Represents (a) 2,102,263 ICLK Class B Shares held by Igomax Inc., a British Virgin Islands company wholly owned by Mr. Jian Tang, and (b) 396,295 ICLK Class A Shares held by Igomax Inc.

(4)	Represents (a) 1,235,730 ICLK Class A Shares in the form of 247,146 ADSs and (b) 649,349 ICLK Class B Shares.

(5)	Represents 2,549,415 ICLK Class A Shares held by Creative Big Limited, as reported in the Schedule 13D filed on December 1, 2023. Creative Big Limited is a company incorporated in the British Virgin Islands. These ordinary shares were issued for acquisition of Optimal Power Limited. Mr. Kenny Sin Nang Chiu is the sole shareholder and the sole director of Creative Big Limited. The principal business office of Creative Big Limited is Flat 23B, Block 6, Hanley Villa, 22 Yau Lai Road, Yau Kom Tau, Tsuen Wan, Hong Kong S.A.R.

(6)	Represents 4,876,050 ICLK Class A Shares directly held by Integrated Asset Management (Asia) Ltd., a company incorporated in the British Virgin Island, as reported in the Schedule 13D filed on November 29, 2023. Mr. Yam Tak Cheung is the sole shareholder and the sole director of Integrated Asset Management (Asia) Ltd. The principal business office of Integrated Asset Management (Asia) Ltd. is 21/F, 88 Gloucester Road, Wan Chai, Hong Kong S.A.R.

(7)	Represents 2,564,103 ICLK Class A Shares held by Marine Central Limited, as reported in the Schedule 13D/A filed on November 27, 2023. Mr. Jianjun Huang is the majority shareholder and the sole director of Marine Central Limited, who possesses power to direct the voting and disposition of the shares beneficially owned by Marine Central Limited.

(8)	Represents aggregate 3,716,555 ICLK Class A Shares held by TIAA-CREF Investment Management, LLC, Teachers Advisors, LLC, College Retirement Equities Fund-Stock Account and Nuveen Asset Management, LLC, as reported in the Schedule 13G filed on February 14, 2024.

To our knowledge, as of the date of this proxy statement, 27,237,207, or 61.4% of ICLK Shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Security Ownership of Amber DWM

The following table sets forth information with respect to beneficial ownership of Amber DWM’s ordinary shares as of the date of this proxy statement by: (i) each of its directors and executive officers, (ii) all directors and executive officers as a group, and (iii) each person who is known by it to own beneficially 5% or more of its outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Amber DWM has included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The calculations in the table below are based on 42,100 Amber DWM ordinary shares outstanding as of the date of this proxy statement, assuming the automatic conversion of 2,100 Series A preferred shares into 2,100 ordinary shares on a one-for-one-basis.

	Ordinary Shares Beneficially Owned	Percentage of Aggregate Voting Power†
Directors and Executive Officers:*
Michael Wu (1)	40,000	95.0%
Yi Bao	—	—
Wayne Huo	—	—
All Directors and Executive Officers as a Group	40,000	95.0%
Principal Shareholders:
Amber Global Limited (1)	40,000	95.0%

*	Unless otherwise indicated in the footnotes, the business address of Amber DWM’s directors and executive officers is 1 Wallich Street, #30-02 Guoco Tower, Singapore 078881.
†	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this proxy statement, by the sum of (i) the total number of ordinary shares issued and outstanding as of the date of this proxy statement, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this proxy statement.
(1)	Represents 40,000 Amber DWM ordinary shares held by Amber Global Limited. Mr. Michael Wu is deemed to be a beneficial owner of all the shares held Amber Global Limited by virtue of his entitlement to appoint a majority of the board of directors of Amber Global Limited. Amber Global Limited is a Cayman Islands company with its registered address at Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Island.

Pro Forma Security Ownership of ListCo upon Consummation of the Merger

Subject to certain assumptions, the following table sets forth information with respect to beneficial ownership of ListCo after completion of the DWM Capital Restructuring and upon the consummation of the Merger by: (i) each of its directors and executive officers, (ii) all directors and executive officers as a group, and (iii) each person expected to beneficially own 5% or more of its outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Amber DWM has included shares that the person has the right to acquire within 60 days after the Closing, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The total number of ListCo ordinary shares outstanding after completion of the DWM Capital Restructuring and upon the consummation of the Merger will be 453,981,880 New Ordinary Shares, comprising of 417,663,545 New Class A Shares and 36,318,335 New Class B Shares, which is based upon (i) all ICLK Class A Shares and ICLK Class B Shares in the authorized share capital of ICLK to be re-designated as New Ordinary Shares immediately prior to the Effective Time, assuming no issuance of ICLK ordinary shares or equity incentives between the signing of the Merger Agreement to immediately prior to the Effective Time, (ii) 18,711 Amber DWM ordinary shares to be held by AB Founder HoldCo, which will be issued to AB Founder HoldCo as part of the DWM Capital Restructuring and converted into 36,318,335 New Class B Shares immediately prior to the Effective Time, and (iii) 191,789 issued and outstanding Amber DWM ordinary shares (including (a) 120,000 Amber DWM ordinary shares to be issued to Amber Global Limited before the issuance of shares pursuant to the DWM Capital Restructuring, (b) 6,300 Amber DWM Series A preferred shares to be issued to existing holders of Amber DWM Series A preferred shares before the issuance of shares pursuant to the DWM Capital Restructuring and to be re-designated as 6,300 Amber DWM ordinary shares immediately prior to the Effective Time, and (c) 23,389 Amber DWM ordinary shares to be issued to one or more employee incentive holding entities to be formed after the date of the Merger Agreement as part of the DWM Capital Restructuring) to be converted into 372,265,357 New Class A Shares immediately prior to the Effective Time.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Aggregate Voting Power†
Directors and Executive Officers:*
Michael Wu	310,562,426	36,318,335	76.4%	92.9%
Amber Global Limited (1)	310,562,426	—	68.4%	20.6%
AB Founder HoldCo (2)	—	36,318,335	8.0%	72.3%
Wayne Huo	—	—	—	—
Wing Hong Sammy Hsieh	(i)	—	(i)%	(i)%
Lub Bun Chong	(i)	—	(i)%	(i)%
Philip Kan	(i)	—	(i)%	(i)%
Winson Ip Wing Wai	—	—	—	—
Josephine Ngai Yuk Chun	(i)	—	(i)%	(i)%
Terence Li	—	—	—	—
All Directors and Executive Officers as a Group	313,170,221	36,318,335	77.0%	93.1%
Principal Shareholders:
Amber Global Limited (1)	310,562,426	—	68.4%	20.6%
AB Founder HoldCo (2)	—	36,318,335	8.0%	72.3%

Notes:

(i)	Less than 1% of our total outstanding shares.

*	The business address of Mr. Michael Wu and Mr. Wayne Huo is 1 Wallich Street, #30-02 Guoco Tower, Singapore 078881. The business address of Mr. Wing Hong Sammy Hsieh, Mr. Lub Bun Chong, Mr. Philip Kan and Mr. Winson Ip Wing Wai is 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R.
†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of New Class A Shares and New Class B Shares as a single class. In respect of matters requiring a shareholder vote, each New Class A Share will be entitled to one vote, and each New Class B Share will be entitled to 30 votes upon the Closing. Each New Class B Share will be convertible into one New Class A Share at any time by the holder thereof. New Class A Shares will not be convertible into New Class B Shares under any circumstances.
(1)	Represents 310,562,426 New Class A Shares to be held by Amber Global Limited upon the consummation of the Merger. Mr. Michael Wu is deemed to be a beneficial owner of all the shares held by Amber Global Limited by virtue of his entitlement to appoint a majority of the board of directors of Amber Global Limited. Amber Global Limited is a Cayman Islands company with its registered address at Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.
(2)	Represents 36,318,335 New Class B Shares to be held by AB Founder HoldCo, an entity to be formed or designated prior to the Effective Time which shall be controlled by Mr. Michael Wu.

MATERIAL TAX CONSEQUENCES OF THE MERGER

Material U.S. Federal Income Tax Consequences to U.S. Holders of ICLK

General

The following is a general discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of ICLK Shares or ADSs as a result of the exchange of all of the issued and outstanding share capital of ListCo for a mixture of newly issued New Class A Shares and New Class B Shares (the “Exchange”).

This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Exchange or any other transaction described herein; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of ICLK Shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold ICLK Shares or ADSs as capital assets and does not address all of the tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, partnerships (including any entities treated as partnerships for U.S. tax purposes) and the partners therein, holders that own or are treated as owning 10% or more of our shares (measured by voting power or value), persons holding ICLK Shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate or gift taxes, the Medicare contribution tax applicable to net investment income, or the alternative minimum tax consequences of acquiring, holding or disposing of ICLK Shares or ADSs.

For purposes of this proxy statement/prospectus, a “U.S. Holder” is a beneficial owner of ICLK Shares or ADSs that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such ICLK Shares or ADSs.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE. U.S. HOLDERS OF ICLK SHARES OR ADSS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE EXCHANGE AND OF THE OWNERSHIP AND DISPOSITION OF ICLK SECURITIES AFTER THE EXCHANGE, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

ADSs

In general, if you are a U.S. Holder of ADSs, you will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying ordinary shares that are represented by those ADSs.

Tax Consequences of the Exchange

The Exchange is expected to qualify as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code. Subject to the discussion below under “Passive Foreign Investment Company Rules,” assuming that the Exchange qualifies as a reorganization within the meaning of Section 368(a)(1)(E) of the Code, a U.S. Holder that exchanges its ICLK Shares or ADSs for New Class A Shares or New Class B Shares should generally not recognize gain or loss on such exchange; the aggregate adjusted tax basis of a U.S. Holder in the New Class A Shares or New Class B Shares received as a result of the Exchange should equal the aggregate adjusted tax basis of the ICLK Shares or ADSs surrendered in the Exchange; and a U.S. Holder’s holding period for the New Class A Shares or New Class B Shares received in the exchange should include the holding period for the ICLK Shares or ADSs surrendered in the exchange.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the Exchange of ICLK Shares for a mixture of newly issued New Class A Shares or New Class B Shares pursuant to the Exchange and the qualification of the Exchange as a tax-free reorganization.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be PFICs. A non-U.S. corporation will be classified as a PFIC in a particular taxable year if either:

•	75 percent or more of its gross income for the taxable year is passive income; or

•	the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50 percent.

For this purpose, cash generally is treated as a passive asset. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. ListCo will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, ListCo treats its consolidated variable interest entities as being owned by it for U.S. federal income tax purposes because it controls their management decisions and is entitled to substantially all of the economic benefits associated with these entities.

Based on its financial statements, the manner in which it conducts its business, the trading price of its ADSs, the value and nature of its assets and the sources and nature of its income, ListCo believes it was a PFIC for its prior taxable year. Additionally, there is a significant risk that it will be a PFIC for its current taxable year. Following the Merger, the annual PFIC income and asset tests in respect of ListCo will be applied based on the assets and activities of the combined business. Based on the projected composition of ListCo’s income and assets, ListCo believes there is a significant risk that it will be a PFIC in the taxable year that includes the date of the Merger.

The determination of whether ListCo is a PFIC is made annually after the close of each taxable year. This determination is based on the facts and circumstances at that time, some of which may be beyond ListCo’s control, such as the amount and composition of its income and the valuation and composition of its assets, including goodwill and other intangible assets, as implied by the market price of its ADSs and ordinary shares. In particular, because the value of ListCo’s assets for purposes of the asset test may be determined by reference to the market price of its ADSs, fluctuations in the market price of its ADSs and/or ordinary shares may cause ListCo to be a PFIC for the current or subsequent taxable years. In addition, the composition of ListCo’s income and assets will also be affected by how, and how quickly, it uses its liquid assets. If ListCo determines not to deploy significant amounts of cash for active purposes, or if it were determined that ListCo does not own the stock of the consolidated variable interest entities for U.S. federal income tax purposes, its risk of being a PFIC may substantially increase.

In the event that ListCo is classified as a PFIC in any year and a U.S. Holder does not make a mark-to-market election, as described below, the holder will be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that a U.S. Holder receives in a taxable year that are greater than 125 percent of the average annual distributions that such U.S. Holder has received in the preceding three taxable years, or its holding period, if shorter), as well as any gain that such U.S. Holder recognizes on the sale of ListCo’s ordinary shares or ADSs. Under these rules, (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the shares, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. Additionally, dividends paid by ListCo will not be eligible for the special reduced rate of taxes for “qualified dividends.” If ListCo is classified as a PFIC for any taxable year in which a U.S. Holder owns its ordinary shares or ADSs, ListCo will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ListCo’s ordinary shares or ADSs, even if ListCo ceases to meet the threshold requirements for PFIC status (unless the U.S. Holder makes a special “purging” election on IRS Form 8621 with respect to ListCo’s ordinary shares or ADSs once ListCo is no longer a PFIC). Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her ordinary shares or ADSs at death. U.S. Holders are urged to consult their own tax advisors about the application of the PFIC rules to ListCo.

If ListCo is a PFIC for any taxable year during which a U.S. Holder holds its ordinary shares or ADSs and ListCo has any direct, and in certain circumstances, indirect subsidiaries that are PFICs (each a “Subsidiary PFIC”), the U.S. Holder will be treated as owning its pro rata share of the stock of each Subsidiary PFIC for purposes of the application of these rules, and the U.S. Holder generally would be subject to similar rules with respect to distributions to ListCo by, and dispositions by ListCo of the stock of, any Subsidiary PFIC.

If ListCo is a PFIC for any taxable year, in lieu of being subject to the general rules discussed above, a U.S. Holder may elect to mark its ordinary shares or ADSs to market, provided that the ordinary shares or ADSs are considered “marketable.” The ordinary shares or ADSs will be marketable if they are regularly traded on certain U.S. stock exchanges, including the NASDAQ Global Market, or on a non-U.S. stock exchange if (i) the exchange is regulated or supervised by a governmental authority in the country in which the exchange is located; (ii) the exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to, and perfect the mechanism of, a free and open, fair and orderly, market and to protect investors; (iii) the laws of the country in which the exchange is located and the rules of the exchange ensure that these requirements are actually enforced; and (iv) the rules of the exchange ensure active trading during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. It should be noted that only the ADSs, and not the ordinary shares, are listed on the NASDAQ Global Market, and the ordinary shares themselves are not listed on any stock exchange. Consequently, a mark-to-market election is not expected to be available for a U.S. Holder that holds ordinary shares that are not represented by ADSs.

If the U.S. Holder makes this mark-to-market election with respect to its ADSs, the holder will be required in any year in which ListCo is a PFIC to include as ordinary income the excess of the fair market value of the ADSs at year-end over the holder’s basis in those ADSs. If, at the end of the U.S. Holder’s taxable year for a year in which ListCo was a PFIC, the holder's basis in the ADSs exceeds their fair market value, the holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of the holder's net mark-to-market gains from previous years. The holder's adjusted tax basis in the ADSs will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain the U.S. Holder recognizes upon the sale of the holder's ADSs will be taxed as ordinary income in the year of sale, and any loss will be treated as an ordinary loss to the extent of the U.S. Holder's net mark-to-market gains from previous years. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be marketable.

A U.S. Holder will not, however, be able to make a mark-to-market election with respect to the stock of any Subsidiary PFIC. Therefore, the U.S. Holder would continue to be subject to the excess distribution rules with respect to any of ListCo’s subsidiaries that are PFICs, any distributions received by ListCo from a subsidiary that is a PFIC and any gain recognized by us upon a sale of equity interests in a subsidiary that is a PFIC, even if the U.S. Holder has made a mark-to-market election with respect to ListCo’s ADSs. The interaction of the mark-to-market rules and the rules governing lower-tier PFICs is complex and uncertain.

In some cases, a shareholder of a PFIC may be subject to alternative treatment by making a valid qualified electing fund election, or QEF election. If a QEF election is made, such U.S. Holder generally will be required to include in income on a current basis its pro rata share of the PFIC’s ordinary income and net capital gains, regardless of whether or not such earnings and gains are actually distributed to such U.S. Holder. To make a QEF election, the PFIC must provide shareholders with certain information compiled according to U.S. federal income tax principles. ListCo does not intend, however, to prepare or provide the information that would enable U.S. Holders to make QEF elections.

A U.S. Holder that owns an equity interest in a PFIC generally must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder's taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed above and the availability and desirability of making a mark-to-market election.

Cayman Island Tax Consequences

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of the ICLK Shares or ADSs levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company.

No taxes, fees or charges will be payable (either by direct assessment or withholding) to the Cayman Islands government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger consideration or the receipt of the Merger consideration by ListCo shareholders or Amber DWM shareholders under the terms of the Merger Agreement. This is subject to the qualifications that (1) Cayman Islands stamp duty may be payable if any original transaction documents, including the Merger Agreement, are brought to or executed in the Cayman Islands; and (2) registration fees will be payable to the Cayman Islands Registrar of Companies to register the plan of merger and other filings required in connection with the Merger.

WHERE YOU CAN FIND MORE INFORMATION

ListCo is subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and files annual reports with and furnishes current reports on Form 6-K to the SEC. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

The reports and other information that we file with the SEC are also available in the “Investors” section of the ListCo’s website at https://ir.i-click.com/. The information provided on our website is not part of this proxy statement, and is not incorporated into this proxy statement by reference.

Requests for copies of our filings should be directed to our Investor Relations Department, at the address and phone numbers provided in this proxy statement.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR ICLK SHARES AT THE EXTRAORDINARY GENERAL MEETING. THE PARTIES HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED DECEMBER 19, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A

Agreement and Plan of Merger

EXECUTION VERSION

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

by and among

iClick Interactive Asia Group Limited,

OVERLORD MERGER SUB LTD.

and

Amber DWM Holding Limited,

dated as of November 29, 2024

TABLE OF CONTENTS

Article I DEFINITIONS		3

1.1	Defined Terms	3

Article II THE MERGER		23

2.1	Pre-Closing Actions	23
2.2	The Merger	23
2.3	Closing	23
2.4	Effective Time	24
2.5	Effect of Merger	24
2.6	Governing Documents	24
2.7	Directors and Officers	24

Article III TREATMENT OF SECURITIES		25

3.1	Treatment of Shares	25
3.2	Treatment of ICLK Equity Awards	25
3.3	Dissenting Shares	26
3.4	Exchange Procedures	26
3.5	Issuance of the Closing Number of Securities	26
3.6	ICLK Closing Certificate	27
3.7	Closing Calculations	27
3.8	Withholding Taxes	28
3.9	Taking of Necessary Action; Further Action	28

Article IV REPRESENTATIONS AND WARRANTIES OF DWM		28

4.1	Organization and Qualification	28
4.2	DWM Subsidiaries	29
4.3	Capitalization of DWM	30
4.4	Authority Relative to this Agreement	31
4.5	No Conflict; Required Filings and Consents	31
4.6	Compliance; Approvals	32
4.7	Financial Statements	33
4.8	No Undisclosed Liabilities	34
4.9	Absence of Certain Changes or Events	34
4.10	Litigation	34

i

4.11	Employee Benefit Plans	35
4.12	Labor Matters	36
4.13	Real Property; Tangible Property	38
4.14	Taxes	39
4.15	Brokers; Third Party Expenses	40
4.16	Intellectual Property	41
4.17	Data Privacy and Cybersecurity	42
4.18	Agreements, Contracts and Commitments	43
4.19	Insurance	45
4.20	Interested Party Transactions	46
4.21	Information Supplied	46
4.22	Anti-Bribery; Anti-Corruption	46
4.23	International Trade; Sanctions	47
4.24	DWM Asset Restructuring	48
4.25	Disclaimer of Other Warranties	49

Article V REPRESENTATIONS AND WARRANTIES OF ICLK AND MERGER SUB		50

5.1	Organization and Qualification	50
5.2	ICLK Subsidiaries	50
5.3	Capitalization	51
5.4	Authority Relative to this Agreement	53
5.5	No Conflict; Required Filings and Consents	53
5.6	Compliance; Approvals	54
5.7	ICLK SEC Reports and Financial Statements	55
5.8	Absence of Certain Changes or Events	57
5.9	Litigation	57
5.10	Employee Benefit Plans	57
5.11	Labor Matters	59
5.12	Real Properties; Tangible Property	60
5.13	Taxes	62
5.14	Brokers	63
5.15	Intellectual Property	63
5.16	Data Privacy and Cybersecurity	65

5.17	Agreements, Contracts and Commitments	66
5.18	Insurance	68
5.19	Interested Party Transactions	68
5.20	Information Supplied	68
5.21	Anti-Bribery; Anti-Corruption	69
5.22	International Trade; Sanctions	70
5.23	ICLK Listing	70
5.24	Disposal of Certain Business	71
5.25	Disclaimer of Other Warranties	71

Article VI CONDUCT PRIOR TO THE CLOSING		72

6.1	Conduct of Business by DWM Group Companies	72
6.2	Conduct of Business by the ICLK Group Companies	75
6.3	Requests for Consent	78

Article VII ADDITIONAL AGREEMENTS		79

7.1	Proxy Statement; Special Meeting; Shareholder Approvals	79
7.2	Listing Application; Listing	81
7.3	Certain Regulatory Matters	82
7.4	Other Filings; Press Release	83
7.5	Confidentiality; Communications Plan; Access to Information	83
7.6	Reasonable Best Efforts	85
7.7	Certain Deliverables	85
7.8	Disclosure of Certain Matters	85
7.9	No Solicitation	86
7.10	Director and Officer Indemnification and Insurance	87
7.11	Tax Matters	89
7.12	Board of Directors; Officer	89
7.13	DWM Asset Restructuring	90
7.14	Financial Requirement	90

Article VIII CONDITIONS TO THE TRANSACTION		91

8.1	Conditions to Obligations of Each Party’s Obligations	91
8.2	Additional Conditions to Obligations of DWM	92
8.3	Additional Conditions to the Obligations of ICLK	92

Article IX TERMINATION		93

9.1	Termination	93
9.2	Notice of Termination; Effect of Termination	94
9.3	Termination Fee	95

Article X NO SURVIVAL		97

10.1	No Survival	97

Article XI GENERAL PROVISIONS		98

11.1	Notices	98
11.2	Interpretation	99
11.3	Counterparts; Electronic Delivery	100
11.4	Entire Agreement; Third Party Beneficiaries	100
11.5	Severability	101
11.6	Other Remedies; Specific Performance	101
11.7	Governing Law	101
11.8	Consent to Jurisdiction; Waiver of Jury Trial	102
11.9	Rules of Construction	103
11.10	Expenses	103
11.11	Assignment	103
11.12	Amendment	103
11.13	Extension; Waiver	104
11.14	No Recourse	104
11.15	Disclosure Letters and Exhibits	104

EXHIBITS

Exhibit A	Form of Lock-Up Agreement
Exhibit B	Form of Plan of Merger
Exhibit C	Form of ICLK A&R MAA
Exhibit D	Form of DWM Third A&R MAA
Schedule 1	DWM Asset Restructuring Plan
Schedule 2	ICLK Indebtedness
Schedule 3	DWM Indebtedness

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is made and entered into as of November 29, 2024 (this “Agreement”), by and among (a) iClick Interactive Asia Group Limited, a Cayman Islands exempted company with limited liability (“ICLK”), (b) Overlord Merger Sub Ltd., a Cayman Islands exempted company with limited liability and a direct, wholly owned subsidiary of ICLK (“Merger Sub”), and (c) Amber DWM Holding Limited, a Cayman Islands exempted company with limited liability (“DWM”). Each of ICLK, Merger Sub, and DWM will individually be referred to herein as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, ICLK is a company listed on the Nasdaq Stock Market (“Nasdaq”);

WHEREAS, in anticipation of the Merger (as defined below), ICLK has caused Merger Sub to be formed;

WHEREAS, DWM intends to, in accordance with the DWM Asset Restructuring Plan, (a) acquire 100% of the equity interests in WhaleFin Markets Limited (“WhaleFin HK”), a company incorporated in Hong Kong (the “WhaleFin HK Equity Transfer”) from Amber Global Limited, a Cayman Islands exempted company (“AB”), and (b) assume or cause one or more of its Subsidiaries (as defined below) to assume all rights and obligations under the WFTL Assigned Contracts (as defined below) (the “WFTL Contract Assignment”, and the transactions contemplated in clauses (a) and (b), together, the “DWM Asset Restructuring”);

WHEREAS, ICLK has completed the Marketing Solutions Disposal on or prior to the date hereof;

WHEREAS, the Parties intend to effect the Merger upon the terms and conditions set forth in this Agreement whereby Merger Sub shall be merged with and into DWM (the “Merger”), with DWM being the Surviving Sub (as defined below) and becoming a direct wholly owned subsidiary of ICLK;

WHEREAS, it is contemplated that upon the Closing, ICLK shall be renamed as “Amber International Holding Limited” in connection with the adoption of the ICLK A&R MAA (as defined below), and shall trade publicly on the Nasdaq under a new ticker symbol as designated by DWM;

WHEREAS, the board of directors of ICLK (the “ICLK Board”) has unanimously (a) determined that it is fair to, and in the best interests of, ICLK and its shareholders, for ICLK to enter into this Agreement and to consummate the Transactions contemplated under this Agreement, including the Merger, (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions contemplated under this Agreement, including the Merger, and (c) determined to recommend that the shareholders of ICLK vote to approve the ICLK Shareholder Matters (as defined below) (the “ICLK Board Recommendation”);

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WHEREAS, the board of directors of DWM has unanimously (a) determined that it is fair to, and in the best interests of, DWM and its shareholders, for DWM to enter into this Agreement and to consummate the Transactions contemplated under this Agreement, including the Merger, the DWM Asset Restructuring and the DWM Capital Restructuring, (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions contemplated under this Agreement, including the Merger, the DWM Asset Restructuring and the DWM Capital Restructuring, and (c) determined to recommend that the shareholders of DWM approve the execution, delivery and performance of this Agreement and the Plan of Merger by DWM and the consummation of the Transactions contemplated under this Agreement and the Plan of Merger, including the Merger, the DWM Asset Restructuring and the DWM Capital Restructuring;

WHEREAS, the shareholders of DWM have adopted applicable resolutions dated as of or prior to the date hereof approving the execution, delivery and performance of this Agreement and the Plan of Merger by DWM and the consummation by DWM of the Transactions contemplated under this Agreement and the Plan of Merger, including the Merger, the DWM Asset Restructuring and the DWM Capital Restructuring;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that it is fair to, and in the best interests of, Merger Sub and its shareholder, for Merger to enter into this Agreement and to consummate the Transactions contemplated under this Agreement, including the Merger, (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions contemplated under this Agreement, including the Merger, and (c) determined to recommend that the sole shareholder of Merger Sub approve the execution, delivery and performance of this Agreement and the Plan of Merger by Merger Sub and the consummation of the Transactions contemplated under this Agreement and the Plan of Merger, including the Merger;

WHEREAS, ICLK, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance of this Agreement and the Plan of Merger by Merger Sub and the consummation by Merger Sub of the Transactions contemplated under this Agreement and the Plan of Merger, including the Merger;

WHEREAS, as a condition to the willingness of, and an inducement to, DWM to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, certain shareholders of ICLK holding as of the date hereof no less than two-thirds (2/3) of the aggregate voting power of ICLK are entering into a voting agreement (as may be amended or restated, the “ICLK Voting Agreement”) agreeing to vote as shareholder of ICLK in favor of the ICLK Shareholder Matters pursuant to the terms and conditions of the ICLK Voting Agreement; and

WHEREAS, as a condition to the willingness of, and an inducement to each of the Parties to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, AB is entering into a lock-up agreement with ICLK, in substantially the form attached hereto as Exhibit A (as may be amended or restated, the “Lock-Up Agreement”) with respect to the New Ordinary Shares that will be held by AB on or immediately after the Effective Time.

2

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I
DEFINITIONS

1.1            Defined Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“AB” shall have the meaning set forth in the Recitals hereto.

“AB Founder Holdco” means an entity to be formed or designated which shall be controlled by Mr. Michael Wu.

“Accounting Principles” means, with respect to the DWM Group Companies, IFRS, and, with respect to ICLK Group Companies, U.S. GAAP, in each case as in effect at the date of the financial statement to which it refers or if there is no such reference, then the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the relevant Person in the preparation of the latest audited financial statements of such Person. “DWM Accounting Principles” and “ICLK Accounting Principles” shall be construed accordingly.

“Additional ICLK SEC Reports” shall have the meaning set forth in Section 5.7(a).

“ADS” means the American depositary shares of ICLK, each representing five (5) ICLK Class A Shares.

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning set forth in the Preamble hereto.

“Anti-Money Laundering and Anti-Corruption Laws” shall have the meaning set forth in Section 4.22(a).

“Approvals” shall have the meaning set forth in Section 4.6.

“Arbitrator” shall have the meaning set forth in Section 11.8(a).

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“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, the PRC, Hong Kong, Singapore or the Cayman Islands are authorized or required by Legal Requirements to close.

“Cash and Cash Equivalents” as of a specified time with respect to any Person means the cash, cash equivalents, checks received but not cleared and deposits in transit of such Person, less Restricted Cash and any cash overdrafts, issued but uncleared checks or other negative balances.

“Cayman Companies Act” means the Companies Act (as revised) of the Cayman Islands.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“Change in Recommendation” shall have the meaning set forth in Section 7.1(c).

“Closing” shall have the meaning set forth in Section 2.3.

“Closing Date” shall have the meaning set forth in Section 2.3.

“Closing Payments Schedule” shall have the meaning set forth in Section 3.7.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Copyrights” shall have the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, lease, mortgage, deed of trust, license, sublicense, commitment, guaranty or other legally binding commitment, arrangement or understanding, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or other epidemics, pandemics or widespread disease outbreaks.

“CSRC” means the China Securities Regulatory Commission.

“Customs & International Trade Authorizations” shall mean any and all licenses, license exceptions, notification requirements, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export, deemed export, re-export, deemed re-export transfer or import of items subject to the Customs & International Trade Laws.

“Customs & International Trade Laws” shall mean any applicable import, customs and trade, export and anti-boycott laws, rules, or regulations of any jurisdiction in which any ICLK Group Company or DWM Group Company is incorporated or does business, including, but not limited to: (a) the laws, rules, and regulations administered or enforced by U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, the U.S. Department of Commerce (including the Bureau of Industry and Security and the International Trade Administration), the U.S. International Trade Commission, the U.S. Department of State (including the Directorate of Defense Trade Controls) and their predecessor agencies; (b) the Tariff Act of 1930, as amended; (c) the Export Administration Act of 1979, as amended; (d) the Export Control Reform Act of 2018; (e) the Export Administration Regulations, including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce Denied Persons List, Unverified List or Entity List; (f) the Arms Export Control Act, as amended; (g) the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving Persons on the Debarred List; (h) the Foreign Trade Regulations pursuant to 15 C.F.R. Part 30; (i) the anti-boycott laws, rules and regulations administered by the U.S. Department of Commerce; and (j) the anti-boycott laws, rules and regulations administered by the U.S. Department of the Treasury.

4

“Designated Persons” shall have the meaning set forth in Section 6.3(a).

“Dissenting Shareholders” shall have the meaning set forth in Section 3.3.

“Dissenting Shares” shall have the meaning set forth in Section 3.3.

“Domain Names” shall have the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“DWM” shall have the meaning set forth in the Preamble hereto.

“DWM Asset Restructuring Plan” shall have the meaning set forth in Section 7.13(a).

“DWM Asset Restructuring” shall have the meaning set forth in the Recitals hereto.

“DWM Audited Financial Statements” shall have the meaning set forth in Section 4.7(a).

“DWM Business Combination” shall have the meaning set forth in Section 7.9(a).

“DWM Capital Restructuring” shall mean, the issuance of DWM Shares (i) in an amount representing approximately 11% of the total share capital of DWM as of immediately following the DWM Capital Restructuring (but prior to the Effective Time), to one or more employee incentive holding entities to be formed after the date hereof, and (ii) in an amount representing approximately 9% of the total share capital of DWM as of immediately following the DWM Capital Restructuring (but prior to the Effective Time), to the AB Founder HoldCo, in each case of (i) and (ii), to be consummated no later than immediately prior to the Closing.

“DWM Cash Level” means (i)the amount of Cash and Cash Equivalents of the DWM Group Companies, minus (ii) the amount of the Indebtedness of the DWM Group Companies, in each case, determined on a consolidated basis as of the specified time and measured in accordance with the DWM Accounting Principles.

“DWM Code” shall mean all material proprietary Software owned by any DWM Group Company.

“DWM Contributor” shall have the meaning set forth in Section 4.16(f).

5

“DWM Contributor Agreement” shall have the meaning set forth in Section 4.16(f).

“DWM D&O Indemnified Party” shall have the meaning set forth in Section 7.10(a)(i).

“DWM D&O Tail” shall have the meaning set forth in Section 7.10(a)(ii).

“DWM Data” shall have the meaning set forth in Section 4.16(g).

“DWM Disclosure Letter” shall have the meaning set forth in the preamble to Article IV.

“DWM Employee Benefit Plan” shall mean each Employee Benefit Plan, which any DWM Group Company sponsors, maintains or contributes to, or to which any DWM Group Company is obligated to sponsor, maintain or contribute, for the benefit of its current or former employees, individuals who provide services and are compensated as contractors or directors, or with respect to which any DWM Group Company may have any obligation or liability. For the avoidance of doubt, the DWM Capital Restructuring and the DWM Shares issued pursuant to the DWM Capital Restructuring shall not be deemed as a DWM Employee Benefit Plan.

“DWM Equity Value” shall mean $360,000,000.00.

“DWM Financial Statements” shall have the meaning set forth in Section 4.7(a).

“DWM Group” shall have the meaning set forth in Section 9.3(d).

“DWM Group Companies” shall mean DWM and all of its direct and indirect Subsidiaries as of the relevant time, provided that WhaleFin HK and all of its direct and indirect Subsidiaries (including Amber Custodian Services Limited) shall for all purposes of this definition (unless expressly provided otherwise) be deemed DWM Group Companies.

“DWM Insider” shall have the meaning set forth in Section 4.20.

“DWM Insurance Policies” shall have the meaning set forth in Section 4.19.

“DWM IT Systems” means the IT Systems of the DWM Group Companies.

“DWM Leased Properties” shall have the meaning set forth in Section 4.13(b).

6

“DWM Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of the DWM Group Companies, taken as a whole (assuming the completion of the DWM Asset Restructuring), or (b) the ability of DWM to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a DWM Material Adverse Effect pursuant to clause (a) has occurred: (i) acts of war, sabotage, cyberattacks, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattacks, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees); (iv) changes or proposed changes in applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes in DWM Accounting Principles (or any interpretation thereof) after the date of this Agreement; (vi) general economic, regulatory or tax conditions, including changes in the credit, debt, securities or financial markets (including changes in interest or exchange rates) after the date of this Agreement; (vii) events or conditions generally affecting the industries and markets in which the DWM Group Companies operate; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a DWM Material Adverse Effect; or (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of any ICLK Party; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of the DWM Group Companies, taken as a whole, relative to similarly situated companies in the industries in which the DWM Group Companies conduct their respective operations, then such incremental disproportionate impact shall be taken into account (unless otherwise excluded) in determining whether a DWM Material Adverse Effect has occurred.

“DWM Material Contract” shall have the meaning set forth in Section 4.18(a).

“DWM Material Customers” shall have the meaning set forth in Section 4.18(a).

“DWM Material Suppliers” shall have the meaning set forth in Section 4.18(a).

“DWM Owned IP” shall mean all Intellectual Property owned or purported to be owned by any of the DWM Group Companies.

“DWM Per Share Value” shall mean an amount equal to (a) the DWM Equity Value divided by (b) the number of Outstanding DWM Equity Securities.

“DWM Privacy Requirements” means the Privacy Requirements of the DWM Group Companies.

“DWM Real Property Leases” shall have the meaning set forth in Section 4.13(b).

“DWM Security Incidents” shall have the meaning set forth in Section 4.17(b).

“DWM Third A&R MAA” shall have the meaning set forth in Section 2.6.

“DWM Registered IP” shall have the meaning set forth in Section 4.16(a).

“DWM Required Regulatory Approvals” shall have the meaning set forth in Section 4.5(b).

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“DWM Shares” shall mean the ordinary shares of DWM, par value US$0.000025 per share and the series A preference shares of DWM, par value US$0.000025 per share.

“DWM Subsidiaries” shall have the meaning set forth in Section 4.2(a).

“DWM Termination Fee” shall have the meaning set forth in Section 9.3(b).

“DWM Transaction Costs” shall mean (a) all fees, costs and expenses (including fees of outside advisors) incurred by or on behalf of any DWM Group Company or AB prior to and through the Closing Date in connection with the negotiation, preparation or execution of this Agreement, the other Transaction Agreements or the consummation of the Transactions including any such amounts that are triggered by or become payable as a result of the Closing; (b) all transaction, deal, brokerage, financial advisory or any similar fees payable by or on behalf of the DWM Group Companies or AB in connection with the consummation of the Transactions; and (c) all costs, fees and expenses related to the DWM D&O Tail, in each case of (a) to (c), actually and reasonably incurred; provided that, the Mutual Transaction Costs, regardless of when paid, and whether or not due and payable as of the Closing, shall not be “DWM Transaction Costs” for purpose of this Agreement; provided further that, all costs, fees and expenses related to the DWM Asset Restructuring and DWM Capital Restructuring, regardless of when paid, and whether or not due and payable as of the Closing, shall not be “DWM Transaction Costs” for purpose of this Agreement and shall, for the avoidance of doubt, be borne solely by Persons who are neither DWM Group Companies nor ICLK Group Companies.

“DWM Unaudited Financial Statements” shall have the meaning set forth in Section 4.7(a).

“Effective Time” shall have the meaning set forth in Section 2.4(b).

“Employee Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other retirement, supplemental retirement, deferred compensation, employment, bonus, incentive compensation, stock purchase, employee stock ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, fringe benefit and all other employee benefit plan, policy, agreement, program or arrangement, whether oral or written, in each case other than any statutory benefit plan to the extent mandated by Legal Requirements.

“Enterprise Solutions Disposal” shall mean the ICLK Group Companies’ disposal of the enterprise solutions business in the PRC pursuant to the share purchase agreement dated July 19, 2024, by and among Tetris Media Limited, Optimix Media Asia Limited and BeihaiOne Limited.

“Excluded DWM Shares” shall have the meaning set forth in Section 3.1(a).

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

8

“Financial Requirement” means (a) with respect to ICLK, on December 31, 2024, the ICLK Cash Level equals or exceeds $10,000,000; and (b) with respect to DWM, on December 31, 2024, the DWM Cash Level equals or exceeds $10,000,000.

“Fundamental Representations” shall mean:

(a) in the case of DWM, the representations and warranties contained in Section 4.1 (Organization and Qualification) (other than Section 4.1(c)); the second sentence of Section 4.2(a) (DWM Subsidiaries); Section 4.2(e) (DWM Subsidiaries); Section 4.3 (Capitalization of DWM); Section 4.4 (Authority Relative to this Agreement); Section 4.5(a)(i) (No Conflict; Required Filings and Consents); Section 4.6(b) (Compliance; Approvals) and Section 4.15 (Brokers; Third Party Expenses); and

(b) in the case of the ICLK Parties, the representations and warranties contained in Section 5.1 (Organization and Qualification) (other than Section 5.1(c)); the second sentence of Section 5.2(a) (ICLK Subsidiaries); Section 5.2(e) (ICLK Subsidiaries); Section 5.3 (Capitalization); Section 5.4 (Authority Relative to this Agreement); Section 5.5(a)(i) (No Conflict; Required Filings and Consents); and Section 5.14 (Brokers; Third Party Expenses).

“Governing Documents” shall mean the legal documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, including, as applicable, certificates of incorporation or formation, memorandum and articles of association, bylaws, limited partnership agreements and limited liability company operating agreements.

“Governmental Entity” shall mean: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any self-regulatory organization; (c) any stock exchange on which the securities of any Party of its Affiliates are listed; or (d) any political subdivision of any of the foregoing.

“HKIAC” shall have the meaning set forth in Section 11.8(a).

“HKIAC Rules” shall have the meaning set forth in Section 11.8(a).

“HL Valuation Costs” shall mean service fees and reimbursements of Houlihan Lokey in connection with the valuation services provided by Houlihan Lokey in connection with the Transactions that are reasonably incurred.

“ICLK” shall have the meaning set forth in the Preamble hereto.

“ICLK A&R MAA” shall have the meaning set forth in Section 2.1(b).

“ICLK Board” shall have the meaning set forth in the Recitals hereto.

“ICLK Board Recommendation” shall have the meaning set forth the Recitals hereto.

“ICLK Business Combination” shall have the meaning set forth in Section 7.9(b).

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“ICLK Cash Level” means (a) the amount of the Cash and Cash Equivalents of the ICLK Group Companies, minus (b) the amount of the Indebtedness of the ICLK Group Companies, in each case, determined on a consolidated basis as of the specified time and measured in accordance with the ICLK Accounting Principles.

“ICLK Charter” means the Ninth Amended and Restated Memorandum and Articles of Association of ICLK, adopted pursuant to a special resolution passed on December 19, 2018.

“ICLK Class A Shares” means the class A ordinary shares of ICLK, par value US$0.001 per share, with the rights and privileges as set forth in the ICLK Charter.

“ICLK Class B Shares” means the class B ordinary shares of ICLK, par value US$0.001 per share, with the rights and privileges as set forth in the ICLK Charter.

“ICLK Class B Share Conversion” shall have the meaning set forth in Section 2.1(a).

“ICLK Closing Certificate” shall have the meaning set forth in Section 3.6.

“ICLK Contributor” shall have the meaning set forth in Section 5.15(f).

“ICLK Contributor Agreement” shall have the meaning set forth in Section 5.15(f).

“ICLK D&O Indemnified Party” shall have the meaning set forth in Section 7.10(b)(i).

“ICLK D&O Tail” shall have the meaning set forth in Section 7.10(b)(ii).

“ICLK Data” shall have the meaning set forth in Section 5.15(g).

“ICLK Director” shall have the meaning set forth in Section 7.12(a).

“ICLK Disclosure Letter” shall have the meaning set forth in the preamble to Article V.

“ICLK Employee Benefit Plan” shall mean each Employee Benefit Plan, which any ICLK Group Company sponsors, maintains or contributes to, or to which any ICLK Group Company is obligated to sponsor, maintain or contribute, for the benefit of its current or former employees, individuals who provide services and are compensated as contractors or directors, or with respect to which any ICLK Group Company may have any obligation or liability, including the ICLK Share Plans.

“ICLK Equity Awards” means an option, restricted share, restricted share unit or other types of award, in the form of cash or otherwise, including any ICLK Options and ICLK RSUs.

“ICLK Equity Value” means $40,000,000.

“ICLK Financial Statements” shall have the meaning set forth in Section 5.7(c).

“ICLK Group” shall have the meaning set forth in Section 9.3(d).

“ICLK Group Companies” shall mean ICLK and all of its direct and indirect Subsidiaries (including Merger Sub) as of the relevant time.

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“ICLK Insider” shall have the meaning set forth in Section 5.19.

“ICLK Insurance Policies” shall have the meaning set forth in Section 5.18.

“ICLK IT Systems” shall mean the IT Systems of the ICLK Group Companies.

“ICLK Leased Properties” shall have the meaning set forth in Section 5.12(b).

“ICLK Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of ICLK Group Companies, taken as a whole; or (b) the ability of ICLK or Merger Sub to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether an ICLK Material Adverse Effect pursuant to clause (a) has occurred: (i) acts of war, sabotage, cyberattacks, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattacks, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornadoes, pandemics or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees); (iv) changes or proposed changes in applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes in ICLK Accounting Principles (or any interpretation thereof) after the date of this Agreement; (vi) general economic, regulatory or tax conditions, including changes in the credit, debt, securities or financial markets (including changes in interest or exchange rates) after the date of this Agreement; (vii) events or conditions generally affecting the industries and markets in which the ICLK Group Companies operate; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in an ICLK Material Adverse Effect; or (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of DWM; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of the ICLK Group Companies, taken as a whole, relative to similarly situated companies in the industries in which the ICLK Group Companies conduct their respective operations, then such incremental disproportionate impact shall be taken into account (unless otherwise excluded) in determining whether an ICLK Material Adverse Effect has occurred.

“ICLK Material Contract” shall have the meaning set forth in Section 5.17(a).

“ICLK Material Customers” shall have the meaning set forth in Section 5.17(a).

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“ICLK Material Suppliers” shall have the meaning set forth in Section 5.17(a)(ii).

“ICLK Option” means an option to purchase ICLK Class A Shares granted under the ICLK Share Plans in accordance with the terms thereof, whether or not such option has become vested on or prior to the Closing Date.

“ICLK Owned IP” shall mean all Intellectual Property owned or purported to be owned by any of the ICLK Group Companies.

“ICLK Parties” shall mean ICLK and Merger Sub, and each an “ICLK Party”.

“ICLK Per Share Value” shall mean an amount equal to (a) the ICLK Equity Value, divided by (b) the number of Outstanding ICLK Equity Securities.

“ICLK Privacy Requirements” means the Privacy Requirements of the ICLK Group Companies.

“ICLK Real Property Leases” shall have the meaning set forth in Section 5.12(b).

“ICLK Registered IP” shall have the meaning set forth in Section 5.15(a).

“ICLK Required Regulatory Approvals” shall have the meaning set forth in Section 5.5(b).

“ICLK RSU” means a restricted share unit granted under the ICLK Share Plans in accordance with the terms thereof, whether or not such restricted share unit has become vested on or prior to the Closing Date.

“ICLK SEC Reports” shall have the meaning set forth in Section 5.7(a).

“ICLK Security Incidents” shall have the meaning set forth in Section 5.16(b).

“ICLK Share Plans” means, collectively, (a) the 2018 Share Incentive Plan of ICLK, which replaced ICLK’s 2010 Share Incentive Plan in its entirety, and (b) the Post-IPO Share Incentive Plan of ICLK, which was previously named as the 2017 Share Incentive Plan (each as amended from time to time), and a “ICLK Share Plan” means any one of the foregoing plans.

“ICLK Shareholder Approval” shall mean approval of the ICLK Shareholder Matters by Special Resolution, or such other standard as may be applicable to a specific ICLK Shareholder Matter, in accordance with the Proxy Statement and ICLK’s Governing Documents.

“ICLK Shareholder Matters” shall have the meaning set forth in Section 7.1(a)(i).

“ICLK Shares” shall mean, prior to the adoption of the ICLK A&R MAA pursuant to the terms hereof, collectively the ICLK Class A Shares and the ICLK Class B Shares, or after the adoption of the ICLK A&R MAA pursuant to the terms hereof, New Ordinary Shares.

“ICLK Subsidiaries” shall have the meaning set forth in Section 5.2(a).

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“ICLK Termination Fee” shall have the meaning set forth in Section 9.3(a).

“ICLK Transaction Costs” shall mean (a) all fees, costs and expenses (including fees of outside advisors) incurred by or on behalf of any ICLK Group Company prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions including any such amounts that are triggered by or become payable as a result of the Closing; (b) all transaction, deal, brokerage, financial advisory or any similar fees payable by or on behalf of any ICLK Group Company in connection with the consummation of the Transactions; and (c) all costs, fees and expenses related to the ICLK D&O Tail, in each case of (a) to (c), actually and reasonably incurred; provided that, the Mutual Transaction Costs, regardless of when paid, and whether or not due and payable as of the Closing, shall not be “ICLK Transaction Costs” for purpose of this Agreement.

“ICLK Voting Agreement” shall have the meaning set forth in the Recitals hereto.

“IFRS” shall mean the International Financial Reporting Standards.

“Incidental Inbound License” shall mean any (a) non-exclusive license for third party Software that is in the nature of a “shrink-wrap” or “click-wrap” license agreement or otherwise for non-customized, off-the-shelf Software that is in object code form and generally commercially available under standard terms and conditions for which the total upfront and annual fees or other payments are less than $500,000; or (b) Contract with a non-exclusive license that is merely ancillary or incidental to the transaction contemplated in such Contract, the commercial purpose of which is primarily for something other than such license, such as a Contract to purchase or lease equipment (e.g., a photocopier, computer or mobile phone) that also contains an inbound non-exclusive license of embedded third party Intellectual Property.

“Indebtedness” shall mean, as of the relevant time means, without duplication, with respect to any Person, all of the following (without duplication or double-counting):

(a) any indebtedness for borrowed money;

(b) any obligations evidenced by bonds, debentures, notes or other similar instruments;

(c) any obligations to pay the deferred or unpaid purchase price of property, stock or services or other assets, including any earn-out or other contingent payments;

(d) any obligations as lessee under capitalized leases (as categorized in the DWM Financial Statements or ICLK Financial Statements, as applicable, or required to be capitalized in accordance with the applicable Accounting Principles);

(e) any obligations, contingent or otherwise, by which such Person assured a creditor against loss, including under acceptance, letters of credit or similar facilities to the extent drawn;

(f) any obligations for (i) amounts due to employees of such Person for employee reimbursement, (ii) capital expenditure payables and (iii) individual income tax refund payable;

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(g) any obligations in respect of (i) accrued severance and accrued bonuses, (ii) unfunded or underfunded pension or pension-like liabilities and any unfunded or underfunded post-retirement and post-employment benefits, including in respect of retiree medical or welfare benefits, or (iii) unfunded or underfunded deferred compensation plans, Contracts or arrangements, and, in each case, the employer portion of any payroll, social security, employment or other similar Taxes and “tax gross-up” payments, if any, due or payable as a result of or in connection with any of the indebtedness described in sub-clauses (i), (ii) and (iii);

(h) any debt or inventory financing, discounting or factoring or sale or loan arrangement of such Person the purpose of which is to raise money or provide finance or credit;

(i) any unpaid but accrued corporate income tax;

(j) any overdue payable balance which is in excess of the contract payment term or inconsistent with the normal payment cycle, including but not limited to the payables for goods purchased, rents, employee cost, and capex;

(k) any liabilities under any currency or interest swap or other interest or currency protection, hedging or financial futures transaction or arrangement;

(l) the net liability of such Person in respect of all Taxes incurred on transactions and profits up to the Closing Date after the deduction of tax payments and instalments or prepayments made in advance of the Closing Date;

(m) deferred revenue;

(n) any guaranty of any of the foregoing;

(o) any accrued interest, penalties, breakage costs, consent payments, fees, charges and premiums (including redemption premiums) in respect of any of the foregoing;

(p) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually payable as a result of the prepayment or discharge of any of the foregoing; and

(q) solely with respect to the ICLK Group Companies, each item as set forth on Schedule 2 hereto, and solely with respect to the DWM Group Companies, each item as set forth on Schedule 3 hereto.

Notwithstanding anything to the contrary above, (i) with respect to items (b) to (p), to the extent such indebtedness or liabilities are normal and recurring and are incurred in the ordinary course of business consistent with past practice of the relevant DWM Group Company or ICLK Group Company, as applicable, and (ii) Transaction Costs, shall not constitute “Indebtedness” of either DWM Group Companies or ICLK Group Companies, and the items described on Section 1.1(a) of the ICLK Disclosure Schedule shall not constitute “Indebtedness” of ICLK Group Companies.

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“Intellectual Property” shall mean all intellectual property rights or other similar proprietary rights throughout the world, whether protected, created or arising under the laws of the United States or any other jurisdiction, whether registered or unregistered, including such rights in and to: (a) all patents (whether utility or design) and patent applications, invention disclosures, provisional patent applications and similar filings and any and all substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, extensions and reexaminations thereof (“Patents”); (b) all copyrights, published and unpublished works of authorship (whether or not copyrightable), including any applications, registrations and renewals of the foregoing, including literary works (including Software), pictorial and graphic works (“Copyrights”); (c) all trademarks, service marks, trade names, brand names, trade dress, logos, slogans, corporate names, certification marks and other indications of origin, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (“Trademarks”); (d) all Internet domain names, URLs, IP addresses and social media accounts (“Domain Names”); (e) trade secrets and other proprietary or confidential know-how and information, including confidential technology, discoveries, inventions (whether patentable or unpatentable) and improvements, formulae, business, technical, engineering or financial information, research and development information, techniques, designs, drawings, procedures, processes, algorithms, models and formulations, whether or not patentable or copyrightable (collectively, “Trade Secrets”); (f) database rights; (g) Software and (h) rights of publicity.

“IT Systems” means, with respect to a Person, collectively, all computerized, automated, information technology or similar systems, platforms and networks owned by, leased, licensed, or used by, or on behalf of, or under the control of such Person, respectively, including Software, hardware, data processing and storage, record keeping, communications, telecommunications, network equipment, peripherals, information technology, mobile and other platforms.

“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event of: (a) with respect to DWM, the individuals listed on Schedule 1.1(b) of the DWM Disclosure Letter; and (b) with respect to any ICLK Party, the individuals listed on Schedule 1.1(b) of the ICLK Disclosure Letter.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, Order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Liabilities” means any and all liabilities, Indebtedness, Legal Proceedings or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax liabilities due or to become due.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, restriction, adverse claim, or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

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“Listing Application” shall have the meaning set forth in Section 7.2(a).

“Lock-Up Agreement” and “Lock-Up Agreements” shall have the meaning set forth in the Recitals hereto.

“Material DWM Real Property Leases” shall have the meaning set forth in Section 4.18(a).

“Material ICLK Real Property Leases” shall have the meaning set forth in Section 5.17(a).

“Marketing Solutions Disposal” means the ICLK Group Companies’ disposal of the demand side marketing solutions business in the PRC pursuant to the share purchase agreement, dated as of September 11, 2024, by and among Digital Marketing Group Limited, Optimix Media Asia Limited and SiAct Inc., as set forth in the form 6-K filed by ICLK with the SEC on September 11, 2024.

“Merger” shall have the meaning set forth in the Recitals hereto.

“Merger Consideration” shall have the meaning set forth in Section 3.1(b).

“Merger Sub” shall have the meaning set forth in the Preamble hereto.

“Mutual Transaction Costs” shall mean (a) Regulatory Filing Fees, (b) the HL Valuation Costs, and (c) the WWC AUP Audit Costs, in each case actually and reasonably incurred.

“Nasdaq” shall have the meaning set forth in the Recitals hereto.

“New Class A Shares” shall mean the class A ordinary shares of ICLK, par value US$0.001 per share, with the rights and privileges as set forth in the ICLK A&R MAA.

“New Class B Shares” shall mean the class B ordinary shares of ICLK, par value US$0.001 per share, with the rights and privileges as set forth in the ICLK A&R MAA.

“New Ordinary Shares” shall mean, collectively, the New Class A Shares and the New Class B Shares.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury.

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“Open Source Software” shall mean any Software (in source or object code form) that is licensed, distributed or conveyed (a) as “free software” (as defined by the Free Software Foundation); (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd) (including but not limited to any code or library licensed under the GNU Affero General Public License, GNU General Public License, GNU Lesser General Public License, Mozilla Public License, BSD License, Apache Software License, Microsoft Shared Source License, Common Public License, Artistic License, Netscape Public License, Sun Community Source License, or Sun Industry Standards License); or (c) under a license or other agreement that requires as a condition of its use, modification, conveyance or distribution that it, or other Software into which such Software is incorporated or with which such Software is combined or distributed or that is derived from or links to such Software, (i) be disclosed, distributed, made available, offered, licensed or delivered in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be subject to any restriction on the consideration to be charged for the distribution or licensing thereof.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Outside Date” shall have the meaning set forth in Section 9.1(b).

“Outstanding DWM Equity Securities” shall mean the DWM Shares outstanding immediately prior to the Effective Time, but after the consummation of the DWM Capital Restructuring.

“Outstanding ICLK Equity Securities” shall mean all ICLK Shares outstanding immediately prior to the Effective Time, treating for such purpose (i) all issued and outstanding options, warrants, and other equity securities (including ICLK Equity Awards) convertible into or exercisable or exchangeable for ICLK Shares (whether or not by their terms then currently convertible, exercisable, or exchangeable), as having been so converted, exercised, or exchanged for the maximum number of ICLK Shares permitted thereunder and (ii) all ICLK Shares that are required to be issued, but have not been issued as of immediately prior to the Effective Time, in connection with the acquisition by ICLK of certain share capital of Changyi (Shanghai) Information Technology Ltd., as having been so issued and outstanding.

“Parties” shall have the meaning set forth in the Preamble hereto.

“Party” shall have the meaning set forth in the Preamble hereto.

“Patents” shall have the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“PCAOB” shall mean the Public Company Accounting Oversight Board.

“Per Share Merger Consideration” shall have the meaning set forth in Section 3.1(b).

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“Permitted Lien” shall mean (a) Liens for Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and that are sufficiently reserved for on the financial statements in accordance with applicable Accounting Principles; (b) statutory and contractual Liens of landlords with respect to leased real property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen and the like incurred in the ordinary course of business and (i) not yet delinquent, or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of leased real property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, to the extent they do not, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by any of the DWM Group Companies or ICLK Group Companies, as applicable; (e) Liens securing the Indebtedness of any of the DWM Group Companies or ICLK Group Companies, as applicable; (f) non-exclusive licenses granted under Intellectual Property to contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the DWM Group Companies’ or ICLK Group Companies’, as applicable, products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the DWM Group Companies or ICLK Group Companies, as applicable; (g) purchase money Liens and Liens securing rental payments in connection with capital lease obligations of any of the DWM Group Companies or ICLK Group Companies, as applicable; and (h) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record that do not materially interfere with the present use and value of the assets of the DWM Group Companies or ICLK Group Companies, as applicable and the rights under the DWM Real Property Leases or ICLK Real Property Leases, as applicable, taken as a whole and do not result in a material liability to the DWM Group Companies or ICLK Group Companies, as applicable.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” means any information that (a) is defined as “personal data,” “personally identifiable information,” “personal information”, “personal data” or any other similar or equivalent term under any applicable Legal Requirement (including applicable Legal Requirements governing data protection, privacy or data security), and/or (b) identifies or is reasonably capable of identifying a natural Person, including any such information that constitutes an individual’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers (including video or photographic images, fingerprints and voice biometric data relating to natural persons), health-related information or data.

“Plan of Merger” shall have the meaning set forth in Section 2.4(a).

“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Principal Parties” means, collectively, ICLK and DWM, and each, a “Principal Party”.

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“Privacy Laws” means any and all applicable Legal Requirements (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including the Children’s Online Privacy Protection Act, the California Consumer Privacy Act of 2018 (as amended by the California Privacy Rights Act of 2020), the Family Educational Rights and Privacy Act, the Federal Trade Commission Act, the General Data Protection Regulation (EU) 2016/679 on the protection of individuals with regard to the processing of Personal Information and on the free movement of such data and all laws implementing it (including as it was retained as domestic law in the United Kingdom following the United Kingdom’s exit from the European Union), the Illinois Biometric Information Privacy Act, Section 5 of the Federal Trade Commission Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, state data breach notification Legal Requirements, state data security Legal Requirements, state social security number protection Legal Requirements, and any and all applicable Legal Requirements and binding industry standards relating to data protection, information security, cybercrime, breach notification, social security number protection, outbound communications and/or electronic marketing (including e-mail marketing, telemarketing and text messaging), use of electronic data and privacy matters.

“Privacy Requirements” means, with respect to DWM or ICLK (as applicable), (a) the DWM Group Companies’ or ICLK Group Companies’ posted written policies with respect to Personal Information, (b) applicable Privacy Laws and binding industry standards, (c) and applicable requirements relating to the collection, use, privacy, security or protection of Personal Information under any Contracts binding upon the DWM Group Companies or ICLK Group Companies.

“Process” together with its cognates, shall mean any operation or set of operations which is performed upon Personal Information, by any means, such as collection, recording, acquisition, organization, storage, retention, adaptation, alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure, deletion, disposal or destruction.

“Proxy Filing Date” shall have the meaning set forth in Section 7.1(a)(i).

“Proxy Statement” shall have the meaning set forth in Section 7.1(a)(i).

“Receiving Principal Party” shall have the meaning set forth in Section 6.3(a).

“Reference Date” shall mean July 1, 2022.

“Reference Exchange Rate” as of a specified date means the USD:CNY Central Parity

Rate last published by People’s Bank of China and its subsidiary China Foreign Exchange Trade System & National Interbank Funding Center (or any other successor thereof) as of such date.

“Regulatory Filing Fees” shall mean fees, costs and expenses reasonably incurred in connection with the filings, submissions, consents, approvals, authorizations and permits required under applicable Legal Requirements in connection with the Transactions.

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“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.

“Representatives” shall have the meaning set forth in Section 7.9(a).

“Requesting Principal Party” shall have the meaning set forth in Section 6.3(a).

“Restricted Cash” as of a specified time with respect to any Person means any cash or cash equivalents as of such specified time that is not freely usable by such Person or any of its Subsidiaries because it is subject to restrictions, limitations or Taxes on use or distribution by Legal Requirements, contract or otherwise; provided that a total amount of cash or cash equivalents up to the aggregate outstanding amount of Indebtedness of such Person as of such specified time that are required to be repaid or settled in RMB shall not be deemed to be Restricted Cash solely because it is subject to applicable foreign exchange or currency control Legal Requirements; provided further that, any cash or cash equivalents shall not be deemed to be Restricted Cash if the restrictions and/or limitations thereon are imposed in connection with securing an Indebtedness of such Person.

“RMB” means Renminbi, the legal currency of the PRC.

“Sanctioned Country” shall mean, at any time, a country or territory which is the subject or target of comprehensive Sanctions (at the time of this Agreement, the Crimea, so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine, the non-Ukrainian government-controlled areas of the Zaporizhzhia and Kherson regions of Ukraine, Cuba, Iran, North Korea, and Syria).

“Sanctioned Person” shall mean any Person that is the target of any Sanctions, including without limitation, (a) any Person listed on any Sanctions-related list of designated Persons maintained by the United States (including OFAC and the U.S. Department of State), the United Nations Security Council, the European Union or any European Union member state, the United Kingdom (including His Majesty’s Treasury), or Switzerland; (b) any Person that is located, organized or resident in a Sanctioned Country; (c) any Person owned 50% or more, directly or indirectly, or controlled by or acting for or on behalf of any such Person or Persons described in the foregoing clauses (a) - (b); or (d) any Person otherwise subject to Sanctions.

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced by the United States (including OFAC and the U.S. Department of State), the United Nations Security Council, the European Union or any European Union member state, the United Kingdom (including His Majesty’s Treasury), or Switzerland.

“SEC” shall mean the United States Securities and Exchange Commission.

“Section 721” means Section 721 of the Defense Production Act of 1950, as amended, codified at 50 U.S.C. § 4565, and the regulations promulgated by CFIUS thereunder, codified at 31 C.F.R. Part 800, et seq.

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“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” shall mean any and all computer programs (whether in source code, object code, human readable form or other form), applications (including mobile applications) and computerized databases in any form, including software platforms, libraries, algorithms, user interfaces, application programming interfaces, firmware, middleware, development tools, templates and menus.

“Solvent” shall mean with respect to any Person as of any date of determination, that (a) at fair valuations, the sum of such Person’s liabilities on a consolidated basis (including contingent liabilities) is less than the sum of such Person’s assets on a consolidated basis, (b) such Person is not engaged or about to engage in a business or transaction contemplated as of the date hereof for which such Person has, on a consolidated basis, unreasonably small capital, and (c) such Person has not incurred and does not intend to incur, or reasonably believes that it will incur, debts beyond its ability to pay such debts as they become absolute and mature in the ordinary course of business. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents a reasonable estimate of the amount that would reasonably be expected to become an actual and matured liability.

“Special Meeting” shall have the meaning set forth in Section 7.1(b).

“Special Resolution” shall have the meaning given to it in the Cayman Companies Act.

“Subsidiary” shall mean, with respect to any Person, any other Person of which: (a) if a corporation, a majority of the total voting power of shares of capital stock or share capital entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Surviving Sub” shall have the meaning set forth in Section 2.2(a).

“Tax” or “Taxes” shall mean: (a) any and all U.S. federal, state, local and non-U.S. taxes, including, without limitation, gross receipts, income, profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, net worth, employment, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies and other similar charges, in each case, imposed by a Governmental Entity (whether disputed or not), together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts and (b) any liability in respect of any items described in clause (a) payable by reason of Contract, transferee liability, operation of law or having been a member of a consolidated, combined, unitary or affiliated group or otherwise.

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“Tax Return” shall mean any return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Token” means any digital token, coin, cryptocurrency or any other similar digital asset, whether or not classified as “securities” under securities laws of the U.S. or any or any applicable other jurisdictions.

“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“Transaction Agreements” shall mean this Agreement, the ICLK Voting Agreements, the Lock-Up Agreements, the ICLK A&R MAA and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Costs” shall mean the DWM Transaction Costs plus the ICLK Transaction Costs plus the Mutual Transaction Costs.

“Transactions” shall mean the transactions contemplated by this Agreement, including the Merger and the transactions contemplated by the other Transaction Agreements.

“Transfer Taxes” shall have the meaning set forth in Section 7.11.

“U.S. GAAP” shall mean the U.S. generally accepted accounting principles.

“US$” or “USD” shall mean U.S. dollars, the legal currency of the United States.

“WARN Act” shall have the meaning set forth in Section 4.12(f).

“WFTL” means WhaleFin Technologies Limited, a company incorporated in Seychelles and a wholly owned Subsidiary of AB.

“WFTL Assigned Contracts” shall have the meaning set forth in the Recitals hereto.

“WFTL Contract Assignment” shall have the meaning set forth in the Recitals hereto.

“WhaleFin HK” shall have the meaning set forth in the Recitals hereto.

“WhaleFin HK Equity Transfer” shall have the meaning set forth in the Recitals hereto.

“WWC AUP Audit Costs” shall mean service fees and reimbursements of WWC in connection with the AUP audit services provided by WWC in connection with the Transactions that are reasonably incurred.

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Article II
THE MERGER

2.1            Pre-Closing Actions. On the Closing Date, immediately before the Effective Time, the following actions shall take place or be effected (in the order set forth in this Section 2.1):

(a)            Except for such holder listed on Schedule 2.1(a) of the ICLK Disclosure Letter, each holder of the ICLK Class B Shares shall deliver a written notice to ICLK to convert its ICLK Class B Shares to ICLK Class A Shares with immediate effect (the “ICLK Class B Share Conversion”).

(b)            The tenth amended and restated memorandum and articles of association of ICLK in the form set forth in Exhibit C hereto (the “ICLK A&R MAA”) shall be adopted and become effective.

(c)            Simultaneously with the adoption of the ICLK A&R MAA:

(i)            all ICLK Class A Shares and ICLK Class B Shares in the authorized share capital of ICLK (including all issued and outstanding ICLK Class A Shares and ICLK Class B Shares, and all authorized but unissued ICLK Class A Shares and ICLK Class B Shares) shall be re-designated as New Class A Shares, and the authorized share capital of ICLK shall be US$1,300,000 divided into 1,300,000,000 shares comprising of (x) 1,191,000,000 New Class A Shares, and (y) 109,000,000 New Class B Shares; and

(ii)           ICLK shall be renamed as “Amber International Holding Limited” as provided in the ICLK A&R MAA.

2.2            The Merger.

(a)            At the Effective Time, Merger Sub will be merged with and into DWM upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Cayman Companies Act, whereupon Merger Sub will be struck off the register of companies in the Cayman Islands and the separate corporate existence of Merger Sub will cease and DWM will continue its existence as the surviving company (the “Surviving Sub”). As a result of the Merger, the Surviving Sub will become a wholly owned subsidiary of ICLK.

(b)            From and after the Effective Time, the Surviving Sub will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of DWM and Merger Sub, all as provided under section 236(1) of the Cayman Companies Act.

2.3            Closing. Unless this Agreement has been terminated and the Transactions herein contemplated have been abandoned pursuant to Article IX of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Article VIII of this Agreement, the consummation of the Transactions contemplated under this Agreement, including the Merger (the “Closing”), will occur by electronic exchange of documents and signatures on the tenth (10th) Business Days after satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such condition), or at such other time, date and place as the Principal Parties may mutually agree in writing. The date on which the Closing actually takes place is referred to herein as the “Closing Date”.

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2.4            Effective Time.

(a)            On the Closing Date, the applicable Parties shall cause the Merger to be consummated by executing and filing a plan of merger for the Merger in accordance with the relevant provisions of the Cayman Companies Act, in substantially the form of Exhibit B attached hereto (the “Plan of Merger”), with the Cayman Registrar.

(b)            The Merger shall become effective on the date the Plan of Merger is duly filed with and registered by the Cayman Registrar or on such later date as is agreed between the Principal Parties and specified in the Plan of Merger; provided that such later date shall not be a date later than the ninetieth day after the date when the Plan of Merger is filed and registered with the Cayman Registrar (such time as the Merger becomes effective being the “Effective Time”).

2.5            Effect of Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement, the Plan of Merger and the applicable provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights and privileges of DWM and Merger Sub shall vest in the Surviving Sub, and all debts, liabilities, obligations and duties of DWM and Merger Sub shall become debts, liabilities, obligations and duties of the Surviving Sub.

2.6            Governing Documents. At the Effective Time, by virtue of the Merger, the existing memorandum and articles of association of the Surviving Sub shall be amended and restated by the deletion of the then-current memorandum and articles of association of the Surviving Sub in their entirety and the substitution in their place of the third amended and restated memorandum and articles of association of the Surviving Sub attached at Exhibit D (“DWM Third A&R MAA”) until thereafter changed or amended as provided therein or by applicable law.

2.7            Directors and Officers.

(a)            Until successors are duly elected or appointed and qualified in accordance with applicable law and the Governing Documents of ICLK, the directors and officers of ICLK from and after the Effective Time shall be appointed pursuant to Section 7.12 hereof.

(b)            Until successors are duly elected or appointed and qualified in accordance with applicable law and the Governing Documents of the Surviving Sub, the directors and officers of DWM immediately prior to the Effective Time shall be the directors and officers of the Surviving Sub.

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Article III
TREATMENT OF SECURITIES

3.1            Treatment of Shares. DWM shall cause the DWM Capital Restructuring to be consummated no later than immediately prior to the Effective Time. At the Effective Time, by virtue of the Merger and without any further action on the part of any Party or any other Person:

(a)            Treatment of Excluded DWM Shares. All DWM Shares that are owned by ICLK, DWM, Merger Sub or any DWM Group Company immediately prior to the Effective Time (the “Excluded DWM Shares”) shall automatically be surrendered and canceled and shall cease to exist, and no New Ordinary Share or other consideration shall be delivered or deliverable in exchange therefor and each holder of any such Excluded DWM Shares shall cease to have any rights with respect thereto.

(b)            Treatment of DWM Shares. Each DWM Share issued and outstanding as of immediately prior to the Effective Time (including such DWM Shares issued in the DWM Capital Restructuring, but excluding Dissenting Shares, which shall be treated in the manner set forth in Section 3.3, and the Excluded DWM Shares being cancelled pursuant to Section 3.1(a)), by virtue of the Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive (x) in the case of any DWM Share held by AB Founder HoldCo, a number of validly issued, fully paid and non-assessable New Class B Shares, and (y) in all other cases, a number of validly issued, fully paid and non-assessable New Class A Shares, in each case of (x) and (y), equal to (i) the DWM Per Share Value, divided by (ii) the ICLK Per Share Value (such New Class B Shares and New Class A Shares, as applicable, the “Per Share Merger Consideration”, and the aggregate amount of New Ordinary Shares to be issued pursuant to this Section 3.1(b), the “Merger Consideration”). All of the DWM Shares converted into the right to receive the Merger Consideration pursuant to this Section 3.1(b) shall no longer be outstanding and shall cease to exist, and each holder of such DWM Shares issued and outstanding as of immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Merger Consideration without interest.

(c)            Treatment of Merger Sub Shares. Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Sub, which shall constitute the only issued and outstanding share capital of the Surviving Sub following the Effective Time.

3.2            Treatment of ICLK Equity Awards. Each ICLK Option, ICLK RSU and any other ICLK Equity Award that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, shall remain outstanding and shall remain subject to the terms and conditions of the ICLK Share Plans, and any relevant award agreements applicable to such equity plans. At or prior to the Effective Time, ICLK and the board of directors (including any committee) thereof, as applicable, shall adopt any resolutions and take any and all actions that may be necessary to effectuate the provisions of this Section 3.2.

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3.3            Dissenting Shares.

Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Companies Act, including Section 3.1, DWM Shares issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such DWM Shares in accordance with this Section 3.3 and Section 238 of the Cayman Companies Act and otherwise complied with all of the provisions of the Cayman Companies Act relevant to the exercise and perfection of dissenters’ rights (such DWM Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s dissenter’s rights under the Cayman Companies Act with respect to such DWM Shares, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Companies Act and such other rights as are granted by the Companies Act; provided, however, that if, after the Effective Time, any Dissenting Shareholder fails to validly exercise or perfect, withdraws or loses such holder’s right to appraisal pursuant to this Section 3.3 and Section 238 of the Cayman Companies Act or if a court of competent jurisdiction shall determine that such Dissenting Shareholder is not entitled to the relief provided by Section 238 of the Cayman Companies Act, such DWM Shares shall be treated as if they had been cancelled and ceased to exist and they had been converted as of the Effective Time into the right to receive the Per Share Merger Consideration, if any, to which such Dissenting Shareholder is entitled pursuant to Section 3.1, without interest thereon. DWM shall provide ICLK prompt written notice of any written objections to the Merger or other demands received by DWM for the exercise of dissenter rights in respect of the Merger or appraisal of DWM Shares according to the Cayman Companies Act, any written withdrawal of any such objection or demand and any other written demand, notice or instrument delivered to DWM prior to the Effective Time pursuant to the Cayman Companies Act that relates to such objection or demand, and ICLK shall be consulted with respect to all material negotiations and proceedings with respect to such objection or demands. Except with the prior written consent of ICLK, DWM shall not make any payment with respect to, or settle or offer to settle, any such objection or demands.

3.4            Exchange Procedures. On the Closing Date, ICLK shall issue to each holder who is, immediately prior to the Effective Time (but after the consummation of DWM Capital Restructuring), a registered holder of DWM Shares (other than Dissenting Shares and the Excluded DWM Shares) (such holders, the “Existing DWM Shareholders”) the Merger Consideration in respect of the DWM Shares held by such Existing DWM Shareholder, credited as fully paid, in accordance with the terms of this Agreement. Following the Effective Time, ICLK shall, upon the request by any shareholder of ICLK, promptly deliver to such shareholder of ICLK an excerpt of the register of members of ICLK or such other document that evidences the share ownership in ICLK of such shareholder.

3.5            Issuance of the Closing Number of Securities.

(a)            Notwithstanding anything in this Agreement to the contrary, no fraction of an New Ordinary Share will be issued by virtue of the Merger, and the Persons who would otherwise be entitled to a fraction of an New Ordinary Share (after aggregating all fractional shares of New Ordinary Shares that otherwise would be received by such Person) shall receive from ICLK, in lieu of such fractional share: (i) one New Ordinary Share if the aggregate amount of fractional shares of New Ordinary Shares such Person would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no New Ordinary Share if the aggregate amount of fractional shares of New Ordinary Shares such Person would otherwise be entitled to is less than 0.50.

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(b)            The number of New Ordinary Shares that each Person is entitled to receive as a result of the Merger and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any share sub-division, share consolidation, share dividend or distribution (including any dividend or distribution of securities convertible into New Ordinary Shares), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to New Ordinary Shares occurring on or after the date hereof and prior to the Closing.

3.6            ICLK Closing Certificate. Not later than three (3) Business Days prior to the Closing Date, ICLK shall deliver to DWM a written certificate (the “ICLK Closing Certificate”) setting forth: (a) the estimated amount of ICLK Transaction Costs as of the Closing, which shall include the respective paid and unpaid amounts and wire transfer instructions for the payment thereof; (b) reasonable relevant supporting documentation used by ICLK in calculating such estimated amounts of the ICLK Transaction Costs; and (c) a certificate of the Chief Financial Officer of ICLK certifying that the estimates set forth in the ICLK Closing Certificate have been prepared in good faith and in accordance with this Agreement and the other Transaction Agreements. DWM and its Representatives shall have a reasonable opportunity to review and to discuss with ICLK and its Representatives the documentation provided pursuant to this Section 3.6 and any relevant books and records. ICLK and its Representatives shall reasonably assist DWM and its Representatives in their review of the documentation. DWM shall be entitled (but not obligated) to rely in all respects on the ICLK Closing Certificate.

3.7            Closing Calculations. No later than three (3) Business Days prior to the Closing Date, DWM shall deliver to ICLK a schedule (the “Closing Payments Schedule”) setting forth: (a) the calculation of the Merger Consideration and the allocation of the Merger Consideration among the holders of DWM Shares of immediately prior to the Closing including the legal name and registered address of each such holder; (b) the estimated amount of DWM Transaction Costs and Mutual Transaction Costs as of the Closing, which shall include the respective paid and unpaid amounts and wire transfer instructions for the payment thereof; (c) reasonable relevant supporting documentation used by DWM in calculating such estimated amounts of the DWM Transaction Costs and the Mutual Transaction Costs; and (d) a certificate of the highest ranking financial officer of DWM certifying that the estimates set forth in the Closing Payments Schedule have been prepared in good faith and in accordance with this Agreement and the other Transaction Agreements. ICLK and its Representatives shall reasonably assist DWM and its Representatives in the calculation of the estimated amount of the Mutual Transaction Costs. ICLK and its Representatives shall have a reasonable opportunity to review and to discuss with DWM and its Representatives the documentation provided pursuant to this Section 3.7 and any relevant books and records of the DWM Group Companies. DWM and its Representatives shall reasonably assist ICLK and its Representatives in its review of the documentation. ICLK and Merger Sub will be entitled (but not obligated) to rely in all respects upon the Closing Payments Schedule.

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3.8            Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, DWM, ICLK and their respective Affiliates shall be entitled to deduct and withhold from any payments payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Legal Requirements. If any deduction or withholding is so required in connection with any such payments, such Person shall cause the applicable withholding agent to provide written notice to the Person in respect of which such deduction and withholding is to be made of the amounts to be deducted and withheld as soon as reasonably practicable (and shall use commercially reasonable efforts to do so at least five (5) days prior to such payment). Each Party shall use reasonable efforts to (a) avail itself of any available exemptions from, or any refunds, credits or other recovery of, any such Tax deductions and withholdings and shall cooperate with the other Parties in providing any information and documentation that may be necessary to obtain such exemptions, refunds, credits or other recovery and (b) eliminate or minimize the amount of any such Tax deductions and withholdings. To the extent that amounts are so deducted and withheld and paid over to the appropriate Governmental Entity in accordance with applicable Legal Requirements, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.9            Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Sub following the Merger with full right, title and possession to and of all assets, property, rights, privileges, powers and franchises of DWM and Merger Sub (as provided under section 236(1) of the Cayman Companies Act), the officers, directors, managers and members, as applicable (or their designees), of the Parties hereto are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Article IV
REPRESENTATIONS AND WARRANTIES OF DWM

Except as set forth in the letter dated as of the date of this Agreement delivered by DWM to ICLK in connection with the execution and delivery of this Agreement (the “DWM Disclosure Letter”) or as expressly contemplated pursuant to the DWM Asset Restructuring and/or the DWM Capital Restructuring, DWM hereby represents and warrants to the other Parties hereto as of the date hereof and as of the Closing Date (or if a specific date is indicated in any such statement, as of such specified date) the following:

4.1            Organization and Qualification.

(a)            DWM is an exempted company duly incorporated, validly existing and in good standing under the applicable Legal Requirements of the Cayman Islands.

(b)            DWM has all requisite corporate power and authority to own, lease and operate its assets, rights and properties and to carry on its business as it is now being conducted, except as would not be expected to be material to the DWM Group Companies, taken as a whole.

(c)            DWM is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to be material to the DWM Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of DWM as currently in effect, have been made available to ICLK.

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(d)            DWM is not in violation of any of the provisions of its Governing Documents in any material respect.

4.2            DWM Subsidiaries.

(a)            As of the date hereof and as of the Closing Date, all DWM Group Companies, together with their jurisdiction of incorporation or organization, as applicable, are listed on Schedule 4.2(a) of the DWM Disclosure Letter (the DWM Group Companies other than DWM, the “DWM Subsidiaries”). DWM owns, directly or indirectly, free and clear of all Liens (other than Permitted Liens), all of the outstanding equity securities of (i) as of the Closing Date, all DWM Subsidiaries, and (ii) as of the date hereof, all DWM Subsidiaries except for WhaleFin HK and Amber Custodian Services Limited. Except for the DWM Subsidiaries, DWM does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(b)            Each DWM Subsidiary is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization and has the requisite corporate, limited liability company or equivalent power and authority to own, lease and operate its assets, rights and properties and to carry on its business as it is now being conducted in all material respects. Each DWM Subsidiary is duly qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to be material to the DWM Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of each DWM Subsidiary, as amended and currently in effect, have been made available to ICLK. No DWM Subsidiary is in violation of any of the provisions of its Governing Documents in any material respect.

(c)            All issued and outstanding shares of capital stock, limited liability company interests and equity interests of each DWM Subsidiary (i) have been duly authorized, validly issued, fully paid and are non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, except as contemplated under this Agreement, and (iii) have been offered, sold and issued in compliance with applicable Legal Requirements and the applicable DWM Subsidiary’s respective Governing Documents.

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(d)            Except as contemplated under this Agreement, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which any DWM Subsidiary is a party or by which it is bound obligating such DWM Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any ownership interests of such DWM Subsidiary or obligating such DWM Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(e)            As of the Closing, the DWM Group Companies shall have, good, exclusive and marketable title to such assets, rights and properties necessary for the performance of the obligations under the WFTL Assigned Contracts in all material respects, and are sufficient for the DWM Group Companies to perform their obligations under the WFTL Assigned Contracts in a manner materially consistent with the performance of such obligations by WFTL as of the date hereof.

4.3            Capitalization of DWM.

(a)            All issued and outstanding share capital of DWM as of the date of hereof, and as of the Closing Date (disregarding the effects of the DWM Capital Restructuring), is as set forth on Schedule 4.3(a) of the DWM Disclosure Letter. As of the Closing Date, all authorized and outstanding share capital of DWM will be in the form of DWM Shares.

(b)            Except as contemplated under this Agreement (including the DWM Capital Restructuring and DWM Asset Restructuring) or as disclosed on Schedule 4.3(b) of the DWM Disclosure Letter, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of DWM is authorized or outstanding, and (ii) there is no commitment by DWM to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of its equity securities any evidence of indebtedness, to repurchase or redeem any securities of DWM or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any DWM Shares.

(c)            All issued and outstanding DWM Shares are, and all DWM Shares which may be issued in connection with the DWM Capital Restructuring, when issued, will be, (i) duly authorized, validly issued, fully paid and non-assessable and (ii) not subject to or issued in violation of any preemptive rights created by the Cayman Companies Act, DWM Governing Documents or any agreement to which DWM is a party. All issued and outstanding DWM Shares were issued in compliance with applicable Legal Requirements.

(d)            No outstanding DWM Shares are subject to vesting or forfeiture rights or repurchase by a DWM Group Company, except as provided for under the Cayman Companies Act subject to the provisions thereunder. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights issued by any DWM Group Company.

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(e)            All distributions, dividends, repurchases and redemptions in respect of the share capital (or other equity interests) of DWM were undertaken in compliance with the DWM Governing Documents then in effect, any agreement to which DWM then was a party and in compliance with applicable Legal Requirements.

(f)            Except as set forth in DWM’s Governing Documents in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other similar agreements or understandings, to which any DWM Group Company is a party or by which any DWM Group Company is bound with respect to any ownership interests of the applicable DWM Group Company.

(g)            Except as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of any DWM Group Company are issuable and no rights in connection with any shares, warrants, options or other securities of any DWM Group Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

4.4            Authority Relative to this Agreement. DWM has all requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that DWM has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out DWM’s obligations hereunder and thereunder and to consummate the applicable Transactions (including the Merger). The execution and delivery by DWM of this Agreement and the other Transaction Agreements to which it is a party and the consummation by DWM of the applicable Transactions (including the Merger) have been or will be as of the Closing Date duly and validly authorized by all requisite actions on the part of DWM and its Affiliates, and no other proceedings on the part of DWM or any of its Affiliates are necessary to authorize this Agreement or the other Transaction Agreements to which DWM or any of its Affiliates is a party or to consummate the transactions contemplated hereby and thereby. This Agreement and the other Transaction Agreements to which DWM or any of its Affiliate is a party have been duly and validly executed and delivered by DWM or such Affiliate, as applicable, and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitute the legal and binding obligations of DWM or such Affiliate, enforceable against DWM or such Affiliate, as applicable, in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

4.5            No Conflict; Required Filings and Consents.

(a)            Neither the execution, delivery nor performance by DWM of this Agreement or the other Transaction Agreements to which it is a party, nor the consummation of the Transactions, will: (i) conflict with or violate DWM’s Governing Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings, notices or permits referred to in Section 4.5(b) are duly and timely obtained or made, conflict with or violate any Legal Requirements applicable to DWM; (iii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or impair DWM’s, or any DWM Group Company’s rights or, in a manner adverse to any of the DWM Group Companies, alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties, rights or assets of any of the DWM Group Companies pursuant to, any DWM Material Contracts, except, with respect to clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to be material to the DWM Group Companies, taken as a whole.

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(b)            No notices, reports or other filings are required to be made by any DWM Group Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by any DWM Group Company from, any Governmental Entity in connection with the execution and delivery by DWM and any other DWM Group Company of this Agreement and the other Transaction Agreements to which it is a party, except for: (i) the filing of the Plan of Merger in accordance with the Cayman Companies Act; (ii) applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder, and appropriate securities law related documents received from or filed with the relevant authorities of other jurisdictions in which any DWM Group Company is licensed or qualified to do business; and (iii) the filings, submissions, consents, approvals, authorizations and permits described on Schedule 4.5(b) of the DWM Disclosure Letter (the “DWM Required Regulatory Approvals”); and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the DWM Group Companies, taken as a whole, or reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of DWM to perform its obligations under this Agreement or the other Transaction Agreements. As of the date hereof, Amber Premium FZE has obtained its in-principle approval from Virtual Assets and Regulatory Authority of Dubai.

4.6            Compliance; Approvals.

(a)            Each of the DWM Group Companies, in each case, has complied with and is not in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the DWM Group Companies, taken as a whole. No written or, to the Knowledge of DWM, oral notice, of non-compliance with any applicable Legal Requirements has been received by any of the DWM Group Companies. Each DWM Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, in all material respects. Each Approval held by the DWM Group Companies is valid, binding and in full force and effect in all material respects. None of the DWM Group Companies (i) is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Approval, or (ii) has received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (i) and (ii) as would not individually or in the aggregate, reasonably be expected to be material to the DWM Group Companies, taken as a whole.

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(b)            To the Knowledge of DWM, each shareholder of DWM who is to receive Merger Consideration is (i) an “accredited investor” as defined in Rules 215 and 501(a) of the Securities Act, (ii) a “qualified institutional buyer” as defined in Rule 144A of the Securities Act or (iii) receiving the Merger Consideration in a transaction compliant with Regulation S and/or Regulation D.

4.7            Financial Statements.

(a)            DWM has made available to ICLK (I) true and complete copies of near-final draft of the audited combined balance sheets of the DWM Group Companies (other than Whalefin HK and its Subsidiaries) as of June 30, 2024 and June 30, 2023, and the related combined statements of income (loss), and cash flows of such DWM Group Companies for the fiscal years then ended, to be duly signed in such form and delivered on or around the date hereof (collectively, the “DWM Audited Financial Statements”), and (II)(x) true and complete copies of the unaudited balance sheets of  Whalefin HK as of June 30, 2024 and June 30, 2023, and the related combined statements of income (loss) for the fiscal years then ended and (y) near-final draft of independent factual finding report on assets and liabilities of WFTL as of June 30, 2024 and the related income and expense attributable to operation of WFTL for the year then ended June 30, 2024, to be duly signed and delivered on or around the date hereof by WWC in such form and delivered on or around the date hereof by WWC (collectively, the “DWM Unaudited Financial Statements” and, together with the DWM Audited Financial Statement, the “DWM Financial Statements”). The DWM Financial Statements: (i) were prepared in conformity with the DWM Accounting Principles applied on a consistent basis during the periods involved, subject, in the case of DWM Unaudited Financial Statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the DWM Group Companies, taken as a whole) and the absence of footnotes; (ii) were prepared from the books and records of the DWM Group Companies; and (iii) were prepared in good faith based upon reasonable assumptions made by DWM on a basis consistent with the basis employed in such books and records for the relevant periods.

(b)            The DWM Group Companies have established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the DWM Accounting Principles, (ii) that transactions, receipts and expenditures of the DWM Group Companies are being executed and made only in accordance with appropriate authorizations of management or directors of DWM, (iii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with the DWM Accounting Principles and to maintain accountability for assets, (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the DWM Group Companies that could have a material effect on the financial statements and (v) that accounts, notes and other receivables are recorded accurately. To DWM’s Knowledge, (x) there is no significant deficiency or “material weakness” in the system of internal controls over financial reporting of the DWM Group Companies, (y) there is no fraud, whether or not material, that involves DWM’s management or other employees or Affiliates who have a significant role in the preparation of financial statements or the internal accounting controls utilized by DWM, and (z) there is no claim or allegation regarding any of the foregoing or any whistleblower complaint or report whether regarding the foregoing or any other matter.

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(c)            There are no outstanding loans or other extensions of credit made by the DWM Group Companies to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of a DWM Group Company.

(d)            The Financial Requirement with respect to DWM will be satisfied.

4.8            No Undisclosed Liabilities. The DWM Group Companies, in each case, have no Liabilities of a type required to be reflected or reserved for on a balance sheet prepared in accordance with the DWM Accounting Principles, other than Liabilities: (a) set forth in or reserved against or otherwise reflected in the DWM Financial Statements or in the notes thereto; (b) arising in the ordinary course of business of the DWM Group Companies since the date of the most recent balance sheet included in the DWM Financial Statements and are not material in amount; (c) incurred in connection with the Transactions; or (d)  that are not, or would not reasonably be expected to be, individually or in the aggregate, material to the DWM Group Companies taken as a whole. Other than disclosed in Schedule 4.8 of the DWM Disclosure Letter, no DWM Group Company has any secured creditors holding a security interest.

4.9            Absence of Certain Changes or Events. Except as contemplated by this Agreement or any other Transaction Agreements (including the DWM Asset Restructuring and the DWM Capital Restructuring) or as disclosed on Schedule 4.9 of the DWM Disclosure Letter, since June 30, 2024 through the date of this Agreement, the business of the DWM Group Companies (assuming the completion of the DWM Asset Restructuring) was conducted in the ordinary course of business in all material respects and there has not been: (a) any DWM Material Adverse Effect; or (b) any action taken or agreed upon by any of the DWM Group Companies that would be prohibited by Sections 6.1(c), 6.1(l), and 6.1(o) (and to the extent related to the foregoing clauses, Section 6.1(q)), if such action were taken on or after the date hereof without the consent of ICLK.

4.10          Litigation. Except as disclosed on Schedule 4.10 of the DWM Disclosure Letter or otherwise would not, individually or in the aggregate, reasonably be expected to be material to the DWM Group Companies, taken as a whole, there is: (a) no pending Legal Proceeding or, to the Knowledge of DWM, threatened Legal Proceeding in writing, or to the Knowledge of DWM, any investigation, against any DWM Group Company or any of its properties or assets, or any of the directors, managers or officers of any DWM Group Company with regard to their actions as such; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of DWM, threatened audit, examination or investigation by any Governmental Entity against any DWM Group Company or any of its properties or assets, or any of the directors, managers or officers of any DWM Group Company with regard to their actions as such and, to the Knowledge of DWM, no facts exist that would reasonably be expected to form the basis for any such audit, examination or investigation; (c) no pending Legal Proceeding, or to the Knowledge of DWM, threatened Legal Proceeding in writing, or to the Knowledge of DWM, investigation by any DWM Group Company against any third party; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on any DWM Group Company; and (e) no Order imposed or, to the Knowledge of DWM, threatened in writing to be imposed upon any DWM Group Company or any of its respective properties or assets, or any of the directors, managers or officers of any DWM Group Company with regard to their actions as such.

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4.11          Employee Benefit Plans.

(a)            Schedule 4.11(a) of the DWM Disclosure Letter sets forth a true, correct and complete list of each DWM Employee Benefit Plan. Other than the DWM Employee Benefit Plan, none of the DWM Group Companies has other plan that (i) provides for transaction, retention or change in control payments or benefits or tax gross-ups, (ii) provides for equity or equity-based incentive compensation or (iii) is a defined contribution benefit plan, defined benefit pension plan, nonqualified deferred compensation plan or retiree medical plan. With respect to each DWM Employee Benefit Plan, DWM has made available to ICLK true, correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) the current plan document and, to the extent available, the summary plan description; (ii) the most recent audited financial statement; (iii) all material filings and correspondence with any Governmental Entity; (iv) all related material insurance contracts which implement each such DWM Employee Benefit Plan and (v) any documents with respect to any DWM Employee Benefit Plan that are required to be prepared or filed under the applicable Legal Requirements.

(b)            Except as disclosed on Section 4.11(b) of the DWM Disclosure Letter, each DWM Employee Benefit Plan has been established, maintained, operated and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of all applicable Legal Requirements.

(c)            None of the DWM Employee Benefit Plans provides for, and none of the DWM Group Companies has any liability in respect of, post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required pursuant to applicable Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.

(d)            With respect to any DWM Employee Benefit Plan, no material actions, suits, claims (other than routine claims for benefits in the ordinary course), audits, inquiries, proceedings or lawsuits are pending, or, to the Knowledge of DWM, threatened in writing against any DWM Employee Benefit Plan, any trust related thereto or against any fiduciary thereof with respect thereto. No event has occurred, and to the Knowledge of DWM, no condition exists that would, by reason of DWM’s affiliation with any of its Affiliates, subject DWM to any material tax, fine, lien, penalty or other liability imposed by any applicable Legal Requirements.

(e)            All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the DWM Employee Benefit Plans have been timely made or accrued in accordance with DWM Accounting Principles in all material respects.

(f)            Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of DWM or DWM Subsidiaries or under any DWM Employee Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, individual independent contractor or director of DWM or DWM Subsidiaries or under any DWM Employee Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of DWM or DWM Subsidiaries or under any DWM Employee Benefit Plan; or (iv) limit the right to merge, amend or terminate any DWM Employee Benefit Plan.

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(g)            Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.

(h)            DWM maintains no obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual.

4.12          Labor Matters.

(a)            Except as disclosed on Schedule 4.12(a) of the DWM Disclosure Letter, no DWM Group Company is a party to or bound by any labor agreement, collective bargaining agreement, works council agreement or other similar labor Contract applicable to current or former employees of any DWM Group Company. Except as disclosed on Schedule 4.12(a) of the DWM Disclosure Letter, no employees of the DWM Group Companies are represented by any labor union, labor organization, or works council with respect to their employment with the DWM Group Companies. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of DWM, threatened in writing to be brought or filed, with the National Labor Relations Board or other labor relations tribunal, nor has any such representation proceeding, petition, or demand been brought, filed, made, or, to the Knowledge of DWM, threatened since the Reference Date. Since the Reference Date, there have been no labor organizing activities involving any DWM Group Company or with respect to any employees of the DWM Group Companies or, to the Knowledge of DWM, threatened in writing by any labor organization, work council or group of employees.

(b)            Since the Reference Date, except as disclosed on Schedule 4.12(b) of the DWM Disclosure Letter, there have been no strikes, work stoppages, slowdowns, lockouts or arbitrations, material grievances, unfair labor practice charges or other material labor disputes pending or, to the Knowledge of DWM, threatened in writing against or affecting the DWM Group Companies involving any employee or former employee of, or other individual who provided services to, any DWM Group Company.

(c)            To the Knowledge of DWM, except as disclosed on Schedule 4.12(c) of the DWM Disclosure Letter, no officer of any DWM Group Company has given written notice to any DWM Group Company of any intent to terminate his or her employment with such DWM Group Company in connection with the consummation of the Transactions. The DWM Group Companies are in compliance and, to the Knowledge of DWM, each of their employees and consultants are in compliance, with the terms of any employment, nondisclosure, restrictive covenant, and consulting agreements between any DWM Group Company and such individuals, in each case except as would not be material to the DWM Group Companies taken as a whole.

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(d)            The Transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the DWM Group Companies, except for where the failure to obtain such consent to make any such advance notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a DWM Material Adverse Effect.

(e)            To the Knowledge of DWM, no written notice or written complaint from or on behalf of any current or former employee of, or other individual who provided services to, any DWM Group Company has been received by any DWM Group Company since the Reference Date asserting or alleging sexual harassment or sexual misconduct against any current or former officer or director of any DWM Group Company.

(f)            Except as disclosed on Schedule 4.12(f) of the DWM Disclosure Letter, since the Reference Date, there have been no material complaints, charges, investigations, claims or other Legal Proceedings against the DWM Group Companies filed or pending or, to the Knowledge of DWM, threatened in writing that would be brought or filed, with any Governmental Entity based on, arising out of, or in connection with any labor and employment Legal Requirement, or employment practice of any DWM Group Company. Since the Reference Date, no DWM Group Company has received any notice of intent by any Governmental Entity responsible for the enforcement of labor and employment laws to conduct or initiate a material investigation, audit or Legal Proceeding relating to any employment or labor laws or employment practice of any DWM Group Company. Each DWM Group Company is, and has been since the Reference Date, in material compliance with all applicable Legal Requirements respecting employment and employment practices, including all applicable laws respecting terms and conditions of employment, wages and hours, the Worker Adjustment and Retraining Notification Act, and any similar foreign, state or local “mass layoff” or “plant closing” laws (collectively, the “WARN Act”), collective bargaining, immigration and work eligibility, benefits, labor relations, harassment, discrimination, civil rights, pay equity, child labor, equal employment opportunity, safety and health, and workers’ compensation.

(g)            No DWM Group Company is liable for any arrears of wages or penalties with respect thereto, except in each case as would not be material to the DWM Group Companies taken as a whole. All amounts that the DWM Group Companies are legally required to withhold from their employees’ wages and to pay to any Governmental Entity as required by applicable Legal Requirements have been withheld and paid, and none of the DWM Group Companies has any outstanding obligations to make any such withholding or payment, other than (i) with respect to an open payroll period or (ii) as would not result in material liability to the DWM Group Companies, taken as whole.

(h)            Except as would not result in material liability to any DWM Group Company, each Person who has provided or is providing services to any DWM Group Company and has been classified as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, has been properly classified as such under all applicable Legal Requirements and pursuant to the terms of any DWM Employee Benefit Plan. None of the DWM Group Companies has any material liability or obligation under any applicable Legal Requirement or DWM Employee Benefit Plan arising out of improperly classifying such Person as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, and no such Person is owed any wages, benefits or other compensation for past services (other than wages, benefits and compensation accrued during the current pay period and any accrued pay or benefits for services, which by their terms or under applicable Legal Requirements, are payable in the future).

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4.13          Real Property; Tangible Property.

(a)            No DWM Group Company currently owns any real property or has in the past three years owned any real property.

(b)            Each DWM Group Company has a valid, binding and enforceable leasehold interest under each of the real property leases to which it is a party as of the date hereof as a lessee (the “DWM Leased Properties”), free and clear of all Liens (other than Permitted Liens) and each of the leases, lease guarantees, agreements and documents related to any DWM Leased Properties to which it is a party as of the date hereof, including all amendments, letter agreements, terminations and modifications thereof (collectively, the “DWM Real Property Leases”), is in full force and effect as of the date hereof, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. DWM has made available to ICLK true, correct and complete copies of all Material DWM Real Property Leases (as defined below). No DWM Group Company is in breach of or default under any Material DWM Real Property Lease, and, to the Knowledge of DWM, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default, except for such breaches or defaults as would not individually or in the aggregate reasonably be expected to be material to the DWM Group Companies taken as a whole. The DWM Leased Properties are suitable to allow the businesses of the DWM Group Companies to be operated as currently conducted in all material respects. To the Knowledge of DWM, (i) there are no pending condemnation proceedings with respect to any of the DWM Leased Properties, and (ii) the current use of the DWM Leased Properties does not violate any local planning, zoning or similar land use restrictions of any Governmental Entity in any material respect. No DWM Group Company has received or given any written notice of any default or event that with notice or lapse of time, or both, would constitute a breach or default by any DWM Group Company under any of the DWM Real Property Leases and, to the Knowledge of DWM, no other party is in breach or default thereof, except for such breaches or defaults as would not, individually or in the aggregate, reasonably be expected to be material to the DWM Group Companies, taken as a whole. As of the date of this Agreement, to the Knowledge of DWM, no party to any DWM Real Property Lease has exercised any termination rights with respect thereto. Schedule 4.13(b) of the DWM Disclosure Letter contains a true and correct list of all Material DWM Real Property Leases. No Person other than the DWM Group Companies has the right to use the DWM Leased Properties, except as subleased by the respective DWM Group Company to a sub-lessee.

(c)            Each DWM Group Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its tangible assets, free and clear of all Liens other than: (i) Permitted Liens; (ii) the rights of lessors under any DWM Real Property Lease; and (iii) the Liens specifically identified on the Schedule 4.13(c) of the DWM Disclosure Letter. The tangible assets of the DWM Group Companies: (A) constitute all of the tangible assets that are currently being used for the operation of the businesses of the DWM Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the DWM Group Companies as currently conducted; and (B) have been maintained in accordance with generally applicable accepted industry practice, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put, in each case, in all material respects.

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4.14          Taxes.

(a)            All income and other material Tax Returns required to be filed by or on behalf of each DWM Group Company have been duly and timely filed with the appropriate Governmental Entity (taking into account any applicable extensions of time to file Tax Returns that were validly granted or obtained) and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by each DWM Group Company (whether or not shown on any Tax Return) have been fully and timely paid.

(b)            Each DWM Group Company has (i) complied in all material respects with all applicable Legal Requirements related to the withholding and remittance of all material amounts of Tax and timely withheld and paid all material amounts of Taxes required to have been withheld and paid to the appropriate Governmental Entity; and (ii) complied in all material respects with all material reporting requirements (including maintenance of required records with respect thereto) with respect to such payments.

(c)            No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity against any DWM Group Company which has not been paid or resolved.

(d)            No material Tax audit or other examination of the any DWM Group Company by any Governmental Entity is presently in progress, nor are there any request or threat for such an audit or other examination.

(e)            There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the DWM Group Companies.

(f)            No DWM Group Company has any liability for a material amount of unpaid Taxes which has not been accrued for or reserved on the DWM Unaudited Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the DWM Group Companies in the ordinary course of business.

(g)            No DWM Group Company: (i) has any liability for the Taxes of another Person (other than any DWM Group Company or their predecessors) as a result of being a member of a consolidated, combined, unitary or affiliated group filing for U.S. federal, state, local or non-U.S. income Tax purposes or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); or (iii) has ever been a member of a consolidated, combined, unitary or affiliated group filing for U.S. federal, state, local, or non-U.S. income Tax purposes, other than a group whose members are all DWM Group Companies (or their predecessors).

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(h)            No DWM Group Company: (i) has consented to extend the time in which any material amount of Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; or (ii) has entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code (or any similar provision of state, local or non-U.S. Legal Requirements).

(i)            No DWM Group Company has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization, in each case where it is required to file a material income Tax Return and does not file such a Tax Return.

(j)            No DWM Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date other than in the ordinary course of business; (ii) any change in method of accounting on or prior to the Closing Date; or (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the DWM Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the DWM Financial Statements.

(k)            No claim has been made by any Governmental Entity in a jurisdiction in which any DWM Group Company does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(l)            To the Knowledge of DWM, the DWM Asset Restructuring and DWM Capital Restructuring will not cause any material adverse Tax effect to ICLK or any DWM Group Company.

4.15          Brokers; Third Party Expenses. Except as disclosed in Schedule 4.15 of the DWM Disclosure Letter, none of the DWM Group Companies has any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or the Transactions on account of Contracts entered into by any DWM Group Company.

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4.16          Intellectual Property. Except as would not, individually or in the aggregate, be material to the DWM Group Companies, taken as a whole:

(a)            Schedule 4.16(a)(a) of the DWM Disclosure Letter contains a true and complete list, as of the date of this Agreement, of all patented, registered or applied-for Intellectual Property included in DWM Owned IP (collectively, the “DWM Registered IP”). With respect to each item of DWM Registered IP, all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed with United States Patent and Trademark Office or equivalent authority or registrar anywhere in the world for the purposes of maintaining or renewing such DWM Registered IP and recording and perfecting any DWM Group Company’s ownership therein.

(b)            (i) The DWM Group Companies solely and exclusively own all right, title, and interest in and to all material DWM Owned IP, including the items of Intellectual Property set forth or required to be set forth in Schedule 4.16(a) of the DWM Disclosure Letter pursuant to the first sentence of this Section 4.16(a), free and clear of all Liens (other than Permitted Liens); and (ii) the DWM Group Companies own or have valid rights to use all other material Intellectual Property that is owned or used by the DWM Group Companies to conduct the businesses of the DWM Group Companies as currently conducted.

(c)            (i) Since the Reference Date, neither the DWM Group Companies nor the conduct of their businesses have infringed, diluted, misappropriated, or otherwise violated, and do not infringe, dilute, misappropriate or otherwise violate, the Intellectual Property of any third party in any material respect; and (ii) there is no Legal Proceeding pending, or to the Knowledge of DWM, threatened in writing, and since the Reference Date, none of the DWM Group Companies has received any written claims (including “cease and desist” letters or invitations to license) (x) alleging the DWM Group Companies are infringing, misappropriating or otherwise violating any Intellectual Property of any third party; or (y) contesting the use, ownership, registration, scope, validity or enforceability of any DWM Owned IP.

(d)            (i) Since the Reference Date, to the Knowledge of DWM, no DWM Owned IP has been infringed, diluted, misappropriated or otherwise violated, or is being infringed, diluted, misappropriated or otherwise violated by any third party; and (ii) there is no Legal Proceeding pending or threatened in writing, and, since the Reference Date, none of the DWM Group Companies has made any written claims (including “cease and desist” letters or invitations to license) (x) contesting the use, ownership, registration, scope, validity or enforceability of any Intellectual Property of such Person or (y) alleging that the conduct of any Person is infringing, misappropriating or otherwise violating any DWM Owned IP.

(e)            All DWM Registered IP is subsisting, and to the Knowledge of DWM, valid and enforceable.

(f)            Each current and former employee, consultant, and contractor of a DWM Group Company who has created or developed any material Intellectual Property for or on behalf of the DWM Group Companies, or otherwise within the scope of their employment or engagement with the DWM Group Companies (each such person, a “DWM Contributor”) have done so pursuant to an agreement that (i) if the DWM Contributor had access to confidential information, ensures the protection of the confidential information of the DWM Group Companies and (ii) validly assigns (pursuant to a present-tense assignment) to the DWM Group Companies all right, title and interest of such DWM Contributor in all such Intellectual Property that does not vest initially in such entities by operation of law (each, a “DWM Contributor Agreement”).

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(g)            Since the Reference Date, the DWM Group Companies have taken commercially reasonable steps to protect and maintain (including protecting the confidentiality of) the Personal Information and material Trade Secrets in the possession or under the control of any DWM Group Company (“DWM Data”).

(h)            (i) Neither any of the DWM Group Companies, nor any other Person acting on their behalf, has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, the source code for any DWM Code, other than disclosures to DWM Contributors involved in the development of products or services of the DWM Group Companies subject to confidentiality obligations to the DWM Group Companies with respect to such source code; and (ii) neither the execution of this Agreement or any other Transaction Agreements nor the consummation of any of the Transactions will result in any requirement that the DWM Group Companies deliver, license or disclose the source code of any DWM Code to any other Person (other than an ICLK Group Company).

(i)            None of the DWM Group Companies has incorporated any Open Source Software in, or used any Open Source Software in connection with, any DWM Code in a manner that (i) requires the disclosure or distribution of any DWM Code in source code form, (ii) requires the licensing thereof for the purpose of making derivative works, or (iii) imposes any restriction on the consideration to be charged for the licensing or distribution thereof. The DWM Group Companies are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the businesses of the DWM Group Companies.

4.17          Data Privacy and Cybersecurity. Except as would not, individually or in the aggregate, be material to the DWM Group Companies, taken as a whole:

(a)            The DWM Group Companies are, and since the Reference Date have been, in compliance in all material respects with all DWM Privacy Requirements and all applicable Privacy Laws.

(b)            (i) Since the Reference Date, the DWM Group Companies have taken commercially reasonable measures to protect the integrity, continuous operation and physical and electronic security of the DWM IT Systems (including DWM Data); (ii) the DWM IT Systems are functional, operate in a reasonable manner, and are in sufficiently good working condition for the operation of the businesses of the DWM Group Companies; (iii) the DWM IT Systems are free of any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that could materially disrupt or materially and adversely affect the functionality of the DWM IT Systems; and (iv) since the Reference Date, there have been no material breaches, outages, misuses or intrusions of any DWM IT System, nor any loss, theft, compromise or damage of, breach of security with respect to, or unauthorized access to, or rendering unavailable or inaccessible of any DWM Data Processed by or on behalf of the Group Companies (collectively, “DWM Security Incidents”).

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(c)            The DWM Group Companies (i) maintain commercially reasonable disaster recovery plans, procedures and facilities sufficient for their businesses and (ii) have fully remediated all “high” or “critical” and other material threats, risks and deficiencies identified in data security risk assessments, audits and penetration tests performed since the Reference Date by or for the DWM Group Companies.

(d)            There are no Legal Proceedings, whether from a Governmental Entity or any other Person, pending (or, to the Knowledge of DWM, threatened in writing) against, any DWM Group Company alleging a violation of any of the DWM Privacy Requirements.

4.18          Agreements, Contracts and Commitments.

(a)            Schedule 4.18(a) of the DWM Disclosure Letter sets forth a true, correct and complete list of each DWM Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “DWM Material Contract” of the DWM Group Companies shall mean each of the following Contracts to which a DWM Group Company is a party as of the date hereof:

(i)            any Contract or purchase commitment reasonably expected to result in future payments to or by any DWM Group Company in excess of $500,000 per annum (other than any Contract or purchase commitment with respect to transaction of Token that is reasonably expected to result in future payments to or by any DWM Group Company of no more than $5,000,000);

(ii)           any Contract with the top 10 customers of the DWM Group Companies (the “DWM Material Customers”) as determined by the scale of customers’ assets under management by the DWM Group Companies as of June 30, 2024;

(iii)          any Contract that purports to limit in any material respect (A) the localities in which the DWM Group Companies’ businesses may be conducted, (B) any DWM Group Company from engaging in any line of business or (C) any DWM Group Company from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any of the DWM Group Companies from soliciting customers or employees;

(iv)          any Contract that is related to the governance or operation of any joint venture or partnership that has involved a sharing of revenues, profits, cash flows, expenses or losses with any other party or a payment of royalties to any other party, other than such Contract solely between or among any of the DWM Group Companies;

(v)           any Contract for or relating to any borrowing of money by or from any of the DWM Group Companies in excess of $1,000,000 (excluding, for the avoidance of doubt, any Contract with respect to transaction of Token that involves payments to or by any DWM Group Company of no more than $5,000,000 and any intercompany arrangements solely between or among any of the DWM Group Companies);

(vi)          any Contract (other than those made in the ordinary course of business): (A) providing for the grant of any rights of refusal, rights of first negotiation, most-favored-nation or similar rights to purchase or lease any asset of the DWM Group Companies; or (B) providing for any exclusive rights, rights of refusal, rights of first negotiation, most-favored-nation or similar rights to sell or distribute any product or service of any of the DWM Group Companies;

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(vii)         any obligation to register any DWM Shares or other securities of the DWM Group Companies with any Governmental Entity (other than ordinary course requirements of foreign applicable Legal Requirements related to the recording with an applicable Governmental Entity of the ownership of non-U.S. DWM Group Companies);

(viii)        any Contracts relating to the sale of any operating business of any DWM Group Company or the acquisition by any DWM Group Company of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, and for which any DWM Group Company has any material outstanding obligations (other than customary non-disclosure and similar obligations incidental thereto and other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business);

(ix)           any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization, or works council;

(x)            any Contract for the use by any of the DWM Group Companies of any tangible property where the annual lease payments are greater than $250,000 (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business) (the “Material DWM Real Property Leases”);

(xi)           any material Contract under which a DWM Group Company: (A) is granted a license, option, covenant not to sue, or any right to or under any material Intellectual Property from any third party, other than Incidental Inbound Licenses or licenses for Open Source Software; or (B) grants a license, option, covenant not to sue, or any right to or under any material DWM Owned IP to any third party, other than non-exclusive licenses granted to contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the DWM Group Companies’ products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the DWM Group Companies;

(xii)          any Contract involving any resolution or settlement of any actual or threatened Legal Proceeding that is material to the DWM Group Companies or their businesses or that imposes material non-monetary obligations on any DWM Group Company, including any material restriction on the use, licensing or registration of any material Intellectual Property (including co-existence agreements);

(xiii)         any Contract relating to the development of material Intellectual Property by, with or for the DWM Group Companies (other than DWM Contributor Agreements);

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(xiv)        any obligation to make any material payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons (other than any obligation under any Contract with respect to transaction of Token that involves payments to or by any DWM Group Company of no more than $5,000,000); and

(xv)         any Contract with Token exchanges, brokers, suppliers or transaction counterparties and any other Person from whom the DWM Group Companies source Tokens that involves payments to or by any DWM Group Company in excess of $5,000,000.

(b)            Each DWM Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable DWM Group Company party thereto and, to the Knowledge of DWM, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Neither the applicable DWM Group Company nor, to the Knowledge of DWM, any other party thereto, is in material breach of or in default under, and no event has occurred which with notice or lapse of time or both would reasonably be expected to become a material breach of or default under, any DWM Material Contract, and no party to any DWM Material Contract has given any written notice of any claim of any such breach, default or event, or any notice of termination. True, correct and complete copies of all DWM Material Contracts have been made available to ICLK.

(c)            Each Contract to which WFTL is a party that, in accordance with the DWM Asset Restructuring Plan, shall be assigned to DWM or one or more Subsidiaries of DWM (the “WFTL Assigned Contracts”) is in full force and effect and represents a legal, valid and binding obligation of the applicable DWM Group Company party thereto and, to the Knowledge of DWM, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies, and except as would not reasonably be expected to be material to the DWM Group Companies taken as a whole. Neither the WFTL, the applicable DWM Group Company nor, to the Knowledge of DWM, any other party thereto, is in material breach of or in default under, and no event has occurred which with notice or lapse of time or both would reasonably be expected to become a material breach of or default under, any WFTL Assigned Contract, and no party to any WFTL Assigned Contract has given any written notice of any claim of any such breach, default or event, or any notice of termination.

4.19          Insurance. The DWM Group Companies maintain insurance policies or fidelity or surety bonds covering its assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “DWM Insurance Policies”) covering certain material insurable risks in respect of its business and assets, and the DWM Insurance Policies are in full force and effect. The coverages provided by such DWM Insurance Policies are usual and customary in amount and scope for the DWM Group Companies’ business and operations as currently conducted, and sufficient to comply with any insurance required to be maintained by DWM Material Contracts. No written notice of cancellation or termination has been received by any DWM Group Company with respect to any of the effective DWM Insurance Policies. There is no pending material claim by any DWM Group Company against any insurance carrier under any of the existing DWM Insurance Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

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4.20          Interested Party Transactions. (a) No officer or director of DWM or any of their respective immediate family members, or to the Knowledge of DWM, any employee, officer, director or manager of the DWM Group Companies or any of their respective immediate family members, is indebted to the DWM Group Companies for borrowed money, nor any of the DWM Group Companies indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons, and (b) to the Knowledge of DWM, no officer, director, employee, manager or holder of equity or derivative securities of the DWM Group Companies (each, a “DWM Insider”) or any member of a DWM Insider’s immediate family is, directly or indirectly, a counterparty to (or controls a counterparty to) any DWM Material Contract with the DWM Group Companies, in each case, other than: (i) for payment of salary, bonuses and other compensation for services rendered; (ii) reimbursement for reasonable expenses incurred in connection with the DWM Group Companies; (iii) for other employee benefits made generally available to similarly situated Persons; (iv) related to any such Person’s ownership of DWM Shares or other securities of the DWM Group Companies or such Person’s employment or consulting arrangements with the DWM Group Companies; or (v) conducted on an arm’s-length basis.

4.21          Information Supplied. The information relating to the DWM Group Companies to be supplied by or on behalf of DWM for inclusion or incorporation by reference in the Proxy Statement will not, on the date of filing thereof or the date that it is first mailed to the ICLK shareholders, as applicable, or at the time of the Special Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by DWM with respect to the information that has been or will be supplied by ICLK or any of its Representatives for inclusion in the Proxy Statement or any projections or forecasts included therein.

4.22          Anti-Bribery; Anti-Corruption.

(a)            Neither the DWM Group Companies nor any of DWM Group Companies’ respective directors, officers or employees has, directly or indirectly, in each case of (a) through (e), in violation of any Legal Requirement: (a) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any government official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of: (i) influencing any act or decision of such government official, candidate, party or campaign or any official of such party or campaign; (ii) inducing such government official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; (iv) expediting or securing the performance of official acts of a routine nature; or (v) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; or (f) violated, conspired to violate, or aided and abetted the violation of any applicable anti-money laundering Legal Requirements or any applicable anti-corruption or anti-bribery Legal Requirements, including the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-1, et seq. and the United Kingdom Bribery Act 2010 (collectively, the “Anti-Money Laundering and Anti-Corruption Laws”).

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(b)            Neither the DWM Group Companies nor any of DWM Group Companies’ respective directors, officers or, to the Knowledge of DWM, any of the DWM Group Companies’ respective employees (i) is or has been the subject of an undisclosed claim or allegation relating to (A) any potential violation of any Anti-Money Laundering and Anti-Corruption Laws or (B) any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Money Laundering and Anti-Corruption Law. The DWM Group Companies have established, implemented, and maintained policies, procedures, and a system or systems of internal controls reasonably designed to ensure compliance with the Anti-Money Laundering and Anti-Corruption Laws.

4.23          International Trade; Sanctions.

(a)            Each of the DWM Group Companies, the DWM Group Companies’ respective directors, officers and employees, and, to the Knowledge of DWM, any other Persons acting on their behalf, in connection with the operation of the business of the DWM Group Companies, and in each case in all material respects: (a) have been in compliance with all applicable Customs & International Trade Laws; (b) have obtained all necessary Customs & International Trade Authorizations; (c) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (d) have not received any actual or, to the Knowledge of DWM, threatened claims or requests for information by a Governmental Entity regarding, and have not made any disclosures to any Governmental Entity with respect to, their compliance with any applicable Customs & International Trade Laws. The DWM Group Companies have in place controls and systems reasonably designed to promote compliance with applicable Customs & International Trade Laws.

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(b)            Neither the DWM Group Companies nor any of the DWM Group Companies’ respective directors, officers or, to the Knowledge of DWM, any of the DWM Group Companies’ respective employees or any other Persons acting on their behalf is or has been, a Sanctioned Person. For the past five years, each of the DWM Group Companies and the DWM Group Companies’ respective directors, officers, employees and Affiliates and, to the Knowledge of DWM, any other Persons acting on their behalf have, in connection with the operation of the business of the DWM Group Companies, been in material compliance with all applicable Sanctions. For the past five years, the DWM Group Companies and the DWM Group Companies’ respective directors, officers or, to the Knowledge of DWM, any of the DWM Group Companies’ respective employees have not, and are not, in connection with the operation of the business of the DWM Group Companies, engaged in any business activities, transactions, or other dealings, directly or indirectly, with or for the benefit of any Sanctioned Person or Sanctioned Country in violation of Sanctions. For the past five years, (i) no Governmental Entity has initiated any investigation, inquiry, action or enforcement proceeding or has imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the DWM Group Companies or any of their respective directors, officers, or, to the Knowledge of DWM, any of the DWM Group Companies’ respective employees, controlled Affiliates or any other Persons acting on their behalf in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no actual or, to the Knowledge of DWM, threatened claims or requests for information by a Governmental Entity received by a DWM Group Company with respect to compliance with applicable Sanctions and (iii) and no disclosures have been made to any Governmental Entity with respect to any actual or potential noncompliance with applicable Sanctions. The DWM Group Companies have in place controls and systems reasonably designed to ensure compliance with applicable Sanctions.

4.24          DWM Asset Restructuring. As of the Closing, (a) the DWM Asset Restructuring will have been implemented in accordance with the DWM Asset Restructuring Plan in all material respects and in compliance with all applicable Legal Requirements in all material respects, and (b) all Approvals required to implement the DWM Asset Restructuring will have been obtained. As of the Closing, the DWM Group Companies will hold all material Approvals, assets and rights necessary for the business of the DWM Group Companies (taking into account the completion of the DWM Asset Restructuring). The transactions contemplated by the DWM Asset Restructuring does not (i) conflict with or violate the Governing Documents of any DWM Group Company, WhaleFin HK or WFTL in any material respects; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings, notices or permits referred to in the DWM Asset Restructuring Plan are duly and timely obtained or made, conflict with or violate any Legal Requirements applicable to any DWM Group Company, WhaleFin HK or WFTL in any material respects; or (iii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or impair DWM’s, or any DWM Group Company’s rights or, in a manner adverse to any of the DWM Group Companies, alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties, rights or assets of any of the DWM Group Companies pursuant to, any DWM Material Contracts or any of WFTL Assigned Contracts, in each case, in any material respects.

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4.25          Disclaimer of Other Warranties. DWM HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, NONE OF ICLK, MERGER SUB, ICLK GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE SUBSIDIARIES, AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO DWM OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ICLK, MERGER SUB, ICLK GROUP COMPANIES OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) NONE OF ICLK, MERGER SUB, ICLK GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY ICLK OR MERGER SUB IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS; AND (B) NONE OF ICLK, MERGER SUB NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO DWM OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO DWM OR ITS AFFILIATES OR REPRESENTATIVES OR SUCH OTHER PERSON BY OR ON BEHALF OF ICLK OR MERGER SUB IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO ICLK, MERGER SUB, ICLK GROUP COMPANIES OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING OTHER THAN EXPRESSLY SET FORTH IN THE TRANSACTION AGREEMENTS. DWM HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. DWM ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF ICLK, MERGER SUB, ICLK GROUP COMPANIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING, AND IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, DWM HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF ICLK OR MERGER SUB EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS SECTION 4.25, CLAIMS AGAINST ICLK, MERGER SUB AND ICLK GROUP COMPANIES OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.

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Article V
REPRESENTATIONS AND WARRANTIES OF ICLK AND MERGER SUB

Except as: (a) set forth in the letter dated as of the date of this Agreement and delivered by ICLK to DWM in connection with the execution and delivery of this Agreement (the “ICLK Disclosure Letter”); or (b) as disclosed in the ICLK SEC Reports filed or furnished with the SEC (and publicly available) prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such ICLK SEC Reports), excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements (it being acknowledged that nothing disclosed in such ICLK SEC Reports will be deemed to modify or qualify the representations and warranties set forth in the Fundamental Representations with respect to the ICLK Parties), each ICLK Party represents and warrants to the other Parties hereto as of the date hereof and as of the Closing Date (or if a specific date is indicated in any such statement, as of such specified date):

5.1            Organization and Qualification.

(a)            Each ICLK Party is an exempted company duly incorporated, validly existing and in good standing under the applicable Legal Requirements of the Cayman Islands.

(b)            Each ICLK Party has all requisite corporate power and authority to own, lease and operate its assets, rights and properties and to carry on its business as it is now being conducted, except as would not be expected to be material to the ICLK Group Companies, taken as a whole.

(c)            Each ICLK Party is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to be material to the ICLK Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of each ICLK Party as currently in effect has been either disclosed in the ICLK SEC Reports filed or furnished with the SEC or otherwise made available to DWM.

(d)            Each ICLK Party is not in violation of any of the provisions of its Governing Documents in any material respect.

5.2            ICLK Subsidiaries.

(a)            As of the date hereof and as of the Closing Date, all ICLK Group Companies, together with their jurisdiction of incorporation or organization, as applicable, are listed on Schedule 5.2(a) of the ICLK Disclosure Letter (the ICLK Group Companies other than ICLK, the “ICLK Subsidiaries”). Except as otherwise disclosed on Schedule 5.2(a) of the ICLK Disclosure Letter, as of the date hereof and as of the Closing Date, ICLK owns, directly or indirectly, all of the outstanding equity securities of the ICLK Subsidiaries, free and clear of all Liens (other than Permitted Liens). Except for the ICLK Subsidiaries, ICLK does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

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(b)            Each of ICLK Subsidiaries is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization. Each of the ICLK Subsidiaries has the requisite corporate or equivalent power and authority to own, lease and operate its assets, rights and properties and to carry on its business as it is now being conducted in all material respects. Each ICLK Subsidiary is duly qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to be material to the ICLK Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of each ICLK Subsidiary, as amended and currently in effect, have been made available to DWM. No ICLK Subsidiary is in violation of any of the provisions of its Governing Documents in any material respect.

(c)            Except as disclosed on Schedule 5.2(c) of the ICLK Disclosure Letter, all issued and outstanding shares of capital stock, limited liability company interests and equity interests of each ICLK Subsidiary (i) have been duly authorized, validly issued, fully paid and are non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, except as contemplated under this Agreement, and (iii) have been offered, sold and issued in compliance with applicable Legal Requirements and the applicable ICLK Subsidiary’s respective Governing Documents.

(d)            Except as contemplated under this Agreement or as disclosed on Schedule 5.2(d) of the ICLK Disclosure Letter, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which any ICLK Subsidiary is a party or by which it is bound obligating such ICLK Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any ownership interests of such ICLK Subsidiary or obligating such ICLK Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(e)            All issued and outstanding shares of Merger Sub are owned by ICLK, free and clear of all Liens (other than Permitted Liens). Merger Sub does not have any assets, properties, liabilities or obligations of any kind other than those incident to its formation and this Agreement, and does not now conduct and has never conducted any business. Merger Sub is an entity that has been formed solely for the purpose of engaging in the Transactions contemplated herein. Merger Sub is Solvent.

5.3            Capitalization.

(a)            Schedule 5.3(a) of the ICLK Disclosure Letter sets forth, as of the date hereof, (i) the authorized share capital of ICLK, (ii) the number, class and series of ICLK Shares issued and outstanding, and (iii) a list of all holders of outstanding ICLK Equity Awards (with the names of such holders redacted), including the number of ICLK Shares subject to each such ICLK Equity Award, the grant date, and exercise price for such ICLK Equity Award, the extent to which such ICLK Equity Award is vested and exercisable and the date on which such ICLK Equity Award expires. ICLK has provided or made available to DWM true and complete copies of (x) each of the standard form of option award agreement, restricted share award agreement and restricted share unit award agreement and (y) any option award agreements, restricted share award agreements and restricted share unit award agreements, as applicable, that materially differ from such respective standard forms.

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(b)            Except for currently outstanding ICLK Equity Awards which have been granted to employees, consultants or directors pursuant to the ICLK Share Plans, or a reservation of ICLK Shares for direct issuances or purchase upon exercise of ICLK Equity Awards under the ICLK Share Plans, each as disclosed on Schedule 5.3(b) of the ICLK Disclosure Letter, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of ICLK is authorized or outstanding, and (ii) there is no commitment by ICLK to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of their respective equity securities any evidence of indebtedness, to repurchase or redeem any securities of ICLK or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any ICLK Shares.

(c)            All issued and outstanding ICLK Shares are, and all ICLK Shares which may be issued pursuant to the exercise of ICLK Equity Awards, when issued in accordance with the terms of the ICLK Equity Awards, will be, (i) duly authorized, validly issued, fully paid and non-assessable and (ii) not subject to or issued in violation of any preemptive rights created by the Cayman Companies Act, ICLK’s Governing Documents or any agreement to which ICLK is a party. All issued and outstanding ICLK Shares and ICLK Equity Awards were issued in compliance with applicable Legal Requirements.

(d)            No outstanding ICLK Shares are subject to vesting or forfeiture rights or repurchase by an ICLK Group Company, except as provided for under the Cayman Companies Act subject to the provisions thereunder. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights issued by any ICLK Group Company.

(e)            All distributions, dividends, repurchases and redemptions in respect of the share capital (or other equity interests) of ICLK were undertaken in compliance with its Governing Documents then in effect, any agreement to which ICLK then was a party and in compliance with applicable Legal Requirements.

(f)            Except as disclosed on Schedule 5.3(f) of the ICLK Disclosure Letter, there are no contracts, agreements or understandings between ICLK and any person granting such person the right to require ICLK to file a registration statement under the Securities Act with respect to any securities of ICLK owned or to be owned by such person or to require ICLK to include such securities in any securities being registered pursuant to any registration statement filed by ICLK under the Securities Act. Except for the ICLK Voting Agreement, there is no voting trust, proxy, rights plan, anti-takeover plan or other similar agreements or understandings, to which any ICLK Group Company is a party or by which any ICLK Group Company is bound with respect to any ownership interests of the applicable ICLK Group Company.

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(g)            Except as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of any ICLK Group Company are issuable and no rights in connection with any shares, warrants, options or other securities of any ICLK Group Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(h)            As of the Closing Date, the New Ordinary Shares issued as the Merger Consideration will be duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any Legal Requirements, ICLK’s Governing Documents or any Contract to which ICLK is a party or by which ICLK is bound.

5.4            Authority Relative to this Agreement. Subject to the receipt of the ICLK Shareholder Approval, each ICLK Party has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and to consummate the applicable Transactions (including the Merger). The execution and delivery by each ICLK Party of this Agreement and the other Transaction Agreements to which it is a party, and, following the receipt of the ICLK Shareholder Approval, the consummation by each ICLK Party of the applicable Transactions (including the Merger) have been or will be as of the Closing Date duly and validly authorized by all requisite actions on the part of such ICLK Party and its Affiliates, and no other proceedings on the part of such Person are necessary to authorize this Agreement or the other Transaction Agreements to which such ICLK Party or any of its Affiliates is a party or to consummate the transactions contemplated hereby and thereby. This Agreement and the other Transaction Agreements to which an ICLK Party or any of its Affiliates is a party have been duly and validly executed and delivered by such ICLK Party or such Affiliate, as applicable, and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitute the legal and binding obligations of such ICLK Party or such Affiliate, enforceable against such ICLK Party or such Affiliate, as applicable, in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

5.5            No Conflict; Required Filings and Consents.

(a)            Assuming receipt of the ICLK Shareholder Approval, neither the execution, delivery nor performance by any ICLK Party of this Agreement or the other Transaction Agreements to which it is a party, nor the consummation of the Transactions, will: (i) conflict with or violate such ICLK Party’s Governing Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings, notices or permits referred to in Section 5.5(b) are duly and timely obtained or made, conflict with or violate any applicable Legal Requirements applicable to such ICLK Party; or (iii) except as disclosed on Schedule 5.5(a) of the ICLK Disclosure Letter, result in any breach of or constitute a default (with or without notice or lapse of time or both) under, or impair such ICLK Party’s or any ICLK Group Company’s rights or, in a manner adverse to any of the ICLK Group Companies, alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties, rights or assets of any of the ICLK Group Companies pursuant to, any ICLK Material Contracts, except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to be material to the ICLK Group Companies, taken as a whole.

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(b)            No notices, reports or other filings are required to be made by any ICLK Group Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by any DWM Group Company from, any Governmental Entity in connection with the execution and delivery by each ICLK Party of this Agreement and the other Transaction Agreements to which it is a party, except for: (i) the filing of the Plan of Merger in accordance with the Cayman Companies Act; (ii) applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder, and appropriate securities law related documents received from or filed with the relevant authorities of other jurisdictions in which any ICLK Group Company is licensed or qualified to do business; (iii) the submission and approval of Listing Application to and by Nasdaq; (iv) the consents, approvals, authorizations and permits described on Schedule 5.5(b) of the ICLK Disclosure Letter (the “ICLK Required Regulatory Approvals”); and (vii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the ICLK Group Companies, taken as a whole, or reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of such ICLK Party to perform its obligations under this Agreement or the other Transaction Agreements.

5.6            Compliance; Approvals.

(a)            Each of the ICLK Group Companies complied with and is not in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the ICLK Group Companies, taken as a whole. Except as disclosed on Schedule 5.6 of ICLK Disclosure Letter, no written or, to the Knowledge of ICLK, oral notice, of non-compliance with any applicable Legal Requirements has been received by any ICLK Group Company. Each ICLK Group Company is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, in all material respects. Each Approval held by each ICLK Group Company is valid, binding and in full force and effect in all material respects. None of the ICLK Group Companies: (i) is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Approval; or (ii) has received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (i) and (ii) as would not individually or in the aggregate, reasonably be expected to be material to the ICLK Group Companies, taken as a whole.

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5.7            ICLK SEC Reports and Financial Statements.

(a)            Except as disclosed on Schedule 5.7(a) of the ICLK Disclosure Letter, ICLK has timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed or furnished all forms, reports, schedules, statements and other documents together with any amendments, restatements or supplements thereto required to be filed or furnished by ICLK with the SEC under the Exchange Act or the Securities Act since the Reference Date to the date of this Agreement, (all of the foregoing filed prior to the date of this Agreement, the “ICLK SEC Reports”), and will have timely filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional ICLK SEC Reports”). With respect to all agreements, documents and other instruments that previously had been filed by ICLK with the SEC, to the extent there is any amendment and modification thereto currently in effect which has not been filed or furnished by ICLK with the SEC, ICLK has heretofore furnished to DWM true and complete copies of such amendments and modifications. As of their respective filing dates and except to the extent corrected by a subsequent ICLK SEC Report, (i) the ICLK SEC Reports did not, and the Additional ICLK SEC Reports will not, contain, when filed or furnished, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, and (ii) ICLK SEC Reports complied, and the Additional ICLK SEC Reports will comply, in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations thereunder. All certifications and statements required by the Securities Act, the Exchange Act or the Sarbanes-Oxley Act (as the case may be) with respect to the ICLK SEC Reports and the Additional ICLK SEC Reports are each true and correct in all material respects.

(b)            ICLK maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act, which controls and procedures are designed to provide reasonable assurance that all material information concerning ICLK required to be disclosed by ICLK in the reports that it files or submits under the Exchange Act is made known to ICLK’s principal executive officer and its principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. As of the date hereof, (i) there are no outstanding comments from the SEC with respect to the ICLK SEC Reports and (ii) to the Knowledge of ICLK, none of the ICLK SEC Reports filed on or prior to the date of this Agreement is subject to any ongoing SEC investigation or review. ICLK is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

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(c)            The financial statements and notes of ICLK contained or incorporated by reference in the ICLK SEC Reports (such financial statements contained in the ICLK SEC Reports filed with the SEC as of the date hereof, the “ICLK Financial Statements”) fairly present, and the financial statements and notes of ICLK to be contained in or to be incorporated by reference in the Additional ICLK SEC Reports will fairly present, in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of ICLK as at the respective dates of, and for the periods referred to in, such financial statements, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the ICLK Group Companies, taken as a whole) and the absence of footnotes, and (i) (as of the date hereof) were prepared and (as of the Closing Date) will be prepared in accordance with: (x) the ICLK Accounting Principles applied on a consistent basis during the periods involved; and (y) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the ICLK Group Companies, taken as a whole) and the absence of footnotes, (ii) were prepared from the books and records of the ICLK Group Companies; and (iii) were prepared in good faith based upon reasonable assumptions made by ICLK on a basis consistent with the basis employed in such books and records for the relevant periods. ICLK has no off-balance sheet arrangements that are not disclosed in the ICLK SEC Reports.

(d)            ICLK has established and maintained a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act. Such internal controls are sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the ICLK Accounting Principles, (ii) that transactions, receipts and expenditures of the ICLK Group Companies are being executed and made only in accordance with appropriate authorizations of management and directors of ICLK, (iii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with the ICLK Accounting Principles and to maintain accountability for assets, (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the ICLK Group Companies that could have a material effect on the financial statements, and (v) that accounts, notes and other receivables are recorded accurately. Except as disclosed in Schedule 5.7(d) of ICLK Disclosure Letter, to the Knowledge of ICLK, there is no (A) significant deficiency or material weakness in the system of internal controls over financial reporting of the ICLK Group Companies, (B) fraud, whether or not material, that involves ICLK’s management or other employees or Affiliates who have a significant role in the preparation of financial statements or the internal accounting controls utilized by ICLK, or (C) claim or allegation regarding any of the foregoing or any whistleblower complaint or report whether regarding the foregoing or any other matter. There are no outstanding loans or other extensions of credit made by the ICLK Group Companies to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of an ICLK Group Company.

(e)            The ICLK Group Companies have no Liabilities of the type required to be reflected or reserved for on a balance sheet prepared in accordance with the ICLK Accounting Principles, other than Liabilities (i) set forth in or reserved against or otherwise reflected in the ICLK Financial Statements or in the notes thereto, (ii) arising in the ordinary course of business of the ICLK Group Companies since the date of the most recent balance sheet included in the ICLK Financial Statements and are not material in amount, (iii) incurred in connection with the Transactions, or (iv) that are not, or would not reasonably be expected to be, individually or in the aggregate, material to the ICLK Group Companies taken as a whole. Other than disclosed in Schedule 5.7(e) of the ICLK Disclosure Letter, no ICLK Group Company has any secured creditors holding a security interest.

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(f)             The Financial Requirement with respect to ICLK will be satisfied.

5.8           Absence of Certain Changes or Events. Except as set forth in ICLK SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement and other Transaction Agreements or disclosed in Schedule 5.8 of ICLK Disclosure Letter, since December 31, 2023 through the date of this Agreement, (a) there has not been any ICLK Material Adverse Effect; (b) there has not been any action taken or agreed upon by the ICLK Group Companies that would be prohibited by Sections 6.2(c), 6.2(l), and 6.2(o) (and to the extent related to the foregoing clauses, Section 6.2(r)), if such action were taken on or after the date hereof without the consent of DWM; and (c) each of the ICLK Group Companies has conducted its business in the ordinary course of business in all material respects.

5.9           Litigation. Except as disclosed on Schedule 5.9 of ICLK Disclosure Letter or otherwise would not, individually or in the aggregate, reasonably be expected to be material to the ICLK Group Companies, taken as a whole, there is: (a) no pending Legal Proceeding or, to the Knowledge of ICLK, threatened Legal Proceeding in writing, or to the Knowledge of ICLK, any investigation, against any ICLK Group Company or any of its properties or assets, or any of the directors, managers or officers of any ICLK Group Company with regard to their actions as such; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of ICLK, threatened audit, examination or investigation by any Governmental Entity against any ICLK Group Company or any of its properties or assets, or any of the directors, managers or officers of any ICLK Group Company with regard to their actions as such, and, to the Knowledge of ICLK, no facts exist that would reasonably be expected to form the basis for any such audit, examination or investigation; (c) no pending Legal Proceeding or, to the Knowledge of ICLK, threatened Legal Proceeding in writing, or, to the Knowledge of ICLK, investigation, by any ICLK Group Company against any third party; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on any ICLK Group Company; and (e) no Order imposed or, to the Knowledge of ICLK, threatened in writing to be imposed upon any ICLK Group Company or any of its respective properties or assets, or any of the directors, managers or officers of any ICLK Group Company with regard to their actions as such.

5.10         Employee Benefit Plans.

(a)            Schedule 5.10(a) of the ICLK Disclosure Letter sets forth a true, correct and complete list of each ICLK Employee Benefit Plan. Other than the ICLK Share Plans, none of the ICLK Group Companies has other plan that (i) provides for transaction, retention or change in control payments or benefits or tax gross-ups, (ii) provides for equity or equity-based incentive compensation or (iii) is a defined contribution benefit plan, defined benefit pension plan, nonqualified deferred compensation plan or retiree medical plan. With respect to each ICLK Employee Benefit Plan, ICLK has made available to DWM true, correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) the current plan document and, to the extent available, the summary plan description; (ii) the most recent audited financial statement; (iii) all material filings and correspondence with any Governmental Entity; (iv) all related material insurance contracts which implement each such ICLK Employee Benefit Plan and (v) any documents with respect to any ICLK Employee Benefit Plan that are required to be prepared or filed under the applicable Legal Requirements.

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(b)            Except as disclosed on Section 5.10(b) of the ICLK Disclosure Letter, each ICLK Employee Benefit Plan has been established, maintained, operated and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of all applicable Legal Requirements.

(c)            None of the ICLK Employee Benefit Plans provides for, and the ICLK Group Companies have no liability in respect of, post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required pursuant to applicable Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.

(d)            With respect to any ICLK Employee Benefit Plan, no material actions, suits, claims (other than routine claims for benefits in the ordinary course), audits, inquiries, proceedings or lawsuits are pending, or, to the Knowledge of ICLK, threatened in writing against any ICLK Employee Benefit Plan, any trust related thereto or against any fiduciary thereof with respect thereto. No event has occurred, and to the Knowledge of ICLK, no condition exists that would, by reason of ICLK’s affiliation with any of its Affiliates, subject ICLK to any material tax, fine, lien, penalty or other liability imposed by any applicable Legal Requirements.

(e)            All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the ICLK Employee Benefit Plans have been timely made or accrued in accordance with ICLK Accounting Principles in all material respects.

(f)             Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of ICLK or ICLK Subsidiaries or under any ICLK Employee Benefit Plans; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, individual independent contractor or director of ICLK or ICLK Subsidiaries or under any ICLK Employee Benefit Plans; (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of ICLK or ICLK Subsidiaries or under any ICLK Employee Benefit Plan; or (iv) limit the right to merge, amend or terminate any ICLK Employee Benefit Plans except as provided under Section 3.2.

(g)            Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.

(h)            ICLK maintains no obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual.

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(i)             Neither ICLK nor any of the ICLK Subsidiaries have, or could reasonably be expected to have, any Liability under any United States law with respect to current or former individual service providers and employees. No ICLK Employee Benefit Plans, ICLK Share Plans or any other plans, policies or arrangements under which ICLK would have Liabilities, including joint and several liability and affiliate liability, are subject to the laws of the United States.

5.11        Labor Matters.

(a)            Except as disclosed on Section 5.11(a) of the ICLK Disclosure Letter, no ICLK Group Company is a party to or bound by any labor agreement, collective bargaining agreement, works council agreement or other similar labor Contract applicable to current or former employees of any ICLK Group Company. No employees of the ICLK Group Companies are represented by any labor union, labor organization, or works council with respect to their employment with the ICLK Group Companies. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of ICLK, threatened in writing to be brought or filed, with the National Labor Relations Board or other labor relations tribunal, nor has any such representation proceeding, petition, or demand been brought, filed, made, or, to the Knowledge of ICLK, threatened since the Reference Date. Since the Reference Date, there have been no labor organizing activities involving any ICLK Group Company or with respect to any employees of the ICLK Group Companies or, to the Knowledge of ICLK, threatened in writing by any labor organization, work council or group of employees.

(b)            Since the Reference Date, there have been no strikes, work stoppages, slowdowns, lockouts or arbitrations, material grievances, unfair labor practice charges or other material labor disputes pending or, to the Knowledge of ICLK, threatened in writing against or affecting the ICLK Group Companies involving any employee or former employee of, or other individual who provided services to, any ICLK Group Company.

(c)            To the Knowledge of ICLK, no officer of any ICLK Group Company has given written notice to any ICLK Group Company of any intent to terminate his or her employment with such ICLK Group Company in connection with the consummation of the Transactions. The ICLK Group Companies are in compliance and, to the Knowledge of ICLK, each of their employees and consultants are in compliance, with the terms of any employment, nondisclosure, restrictive covenant, and consulting agreements between any ICLK Group Company and such individuals, in each case except as would not be material to the ICLK Group Companies taken as a whole.

(d)            The Transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the ICLK Group Companies, except for where the failure to obtain such consent to make any such advance notifications has not had and would not reasonably be expected to have, individually or in the aggregate, an ICLK Material Adverse Effect.

(e)            To the Knowledge of ICLK, no written notice or written complaint from or on behalf of any current or former employee of, or other individual who provided services to, any ICLK Group Company has been received by any ICLK Group Company since the Reference Date asserting or alleging sexual harassment or sexual misconduct against any current or former officer or director of any ICLK Group Company.

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(f)             Except as disclosed on Schedule 5.11(f) of the ICLK Disclosure Letter, since the Reference Date, there have been no material complaints, charges, investigations, claims or other Legal Proceedings against the ICLK Group Companies filed or pending or, to the Knowledge of ICLK, threatened that would be brought or filed, with any Governmental Entity based on, arising out of, or in connection with any labor and employment Legal Requirement, or employment practice of any ICLK Group Company. Since the Reference Date, no ICLK Group Company has received any notice of intent by any Governmental Entity responsible for the enforcement of labor and employment laws to conduct or initiate a material investigation, audit or Legal Proceeding relating to any employment or labor laws or employment practice of any ICLK Group Company. Each ICLK Group Company is, and has been since the Reference Date, in material compliance with all applicable Legal Requirements respecting employment and employment practices, including, to the extent applicable, all laws respecting terms and conditions of employment, wages and hours, the WARN Act, collective bargaining, immigration and work eligibility, benefits, labor relations, harassment, discrimination, civil rights, pay equity, child labor, equal employment opportunity, safety and health and workers’ compensation.

(g)            No ICLK Group Company is liable for any arrears of wages or penalties with respect thereto, except in each case as would not be material to the ICLK Group Companies taken as a whole. All amounts that the ICLK Group Companies are legally required to withhold from their employees’ wages and to pay to any Governmental Entity as required by applicable Legal Requirements have been withheld and paid, and the ICLK Group Companies do not have any outstanding obligations to make any such withholding or payment, other than (i) with respect to an open payroll period or (ii) as would not result in material liability to the ICLK Group Companies, taken as whole.

(h)            Except as would not result in material liability to any ICLK Group Company, each Person who has provided or is providing services to any ICLK Group Company and has been classified as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, has been properly classified as such under all applicable Legal Requirements and pursuant to the terms of any ICLK Employee Benefit Plan. None of the ICLK Group Companies has any material liability or obligation under any applicable Legal Requirement or ICLK Employee Benefit Plan arising out of improperly classifying such Person as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, and no such Person is owed any wages, benefits or other compensation for past services (other than wages, benefits and compensation accrued during the current pay period and any accrued pay or benefits for services, which by their terms or under applicable Legal Requirements, are payable in the future).

5.12         Real Properties; Tangible Property.

(a)            No ICLK Group Company currently owns any real property or has in the past three years owned any real property.

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(b)            Each ICLK Group Company has a valid, binding and enforceable leasehold interest under each of the real property leases to which it is a party as of the date hereof as a lessee (the “ICLK Leased Properties”), free and clear of all Liens (other than Permitted Liens) and each of the leases, lease guarantees, agreements and documents related to any ICLK Leased Properties to which it is a party as of the date hereof, including all amendments, letter agreements, terminations and modifications thereof (collectively, the “ICLK Real Property Leases”), is in full force and effect as of the date hereof, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. ICLK has made available to DWM true, correct and complete copies of all Material ICLK Real Property Leases (as defined below). No ICLK Group Company is in breach of or default under any Material ICLK Real Property Lease, and, to the Knowledge of ICLK, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default, except for such breaches or defaults as would not individually or in the aggregate reasonably be expected to be material to the ICLK Group Companies taken as a whole. The ICLK Leased Properties are suitable to allow the businesses of the ICLK Group Companies to be operated as currently conducted in all material respects. To the Knowledge of ICLK, (i) there are no pending condemnation proceedings with respect to any of the ICLK Leased Properties, and (ii) the current use of the ICLK Leased Properties does not violate any local planning, zoning or similar land use restrictions of any Governmental Entity in any material respect. No ICLK Group Company has received or given any written notice of any default or event that with notice or lapse of time, or both, would constitute a breach or default by any ICLK Group Company under any of the ICLK Real Property Leases and, to the Knowledge of ICLK, no other party is in breach or default thereof, except for such breaches or defaults as would not, individually or in the aggregate, reasonably be expected to be material to the ICLK Group Companies, taken as a whole. As of the date of this Agreement, to the Knowledge of ICLK, no party to any ICLK Real Property Lease has exercised any termination rights with respect thereto. Schedule 5.12(b) of the ICLK Disclosure Letter contains a true and correct list of all Material ICLK Real Property Leases. Except as disclosed in Schedule 5.12(b) of the ICLK Disclosure Letter, no Person other than the ICLK Group Companies has the right to use the ICLK Leased Properties, except as subleased by the respective ICLK Group Company to a sub-lessee.

(c)            Each ICLK Group Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its tangible assets, free and clear of all Liens other than: (i) Permitted Liens; (ii) the rights of lessors under any ICLK Real Property Lease; and (iii) the Liens specifically identified on the Schedule 5.12(c) of the ICLK Disclosure Letter. The tangible assets of the ICLK Group Companies: (A) constitute all of the tangible assets that are currently being used for the operation of the businesses of the ICLK Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the ICLK Group Companies as currently conducted; and (B) have been maintained in accordance with generally applicable accepted industry practice, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put, in each case, in all material respects.

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5.13         Taxes.

(a)            All income and other material Tax Returns required to be filed by or on behalf of each ICLK Group Company have been duly and timely filed with the appropriate Governmental Entity (taking into account any applicable extensions of time to file Tax Returns that were validly granted or obtained) and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by each ICLK Group Company (whether or not shown on any Tax Return) have been fully and timely paid.

(b)            Each ICLK Group Company has, (i) complied in all material respects with all applicable Legal Requirements related to the withholding and remittance of all material amounts of Tax and timely withheld and paid all material amounts of Taxes required to have been withheld and paid to the appropriate Governmental Entity, and (ii) complied in all material respects with all material reporting requirements (including maintenance of required records with respect thereto) with respect to such payments.

(c)            No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity against any ICLK Group Company which has not been paid or resolved.

(d)            No material Tax audit or other examination of any ICLK Group Company by any Governmental Entity is presently in progress, nor are there any request or threat for such an audit or other examination.

(e)            There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the ICLK Group Companies.

(f)            Each ICLK Group Company has no liability for a material amount of unpaid Taxes which has not been accrued for or reserved on the ICLK Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the ICLK Group Companies in the ordinary course of business.

(g)            No ICLK Group Company: (i) has any liability for the Taxes of another Person (other than any ICLK Group Company or their predecessors) as a result of being a member of a consolidated, combined, unitary or affiliated group filing for U.S. federal, state, local or non-U.S. income Tax purposes or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); or (iii) has ever been a member of consolidated, combined, unitary or affiliated group filing for U.S. federal, state, local, or non-U.S. income Tax purposes, other than a group whose members are all ICLK Group Companies (or their predecessors).

(h)            No ICLK Group Company: (i) has consented to extend the time in which any material amount of Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; or (ii) has entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code (or any similar provision of state, local or non-U.S. Legal Requirements).

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(i)             No ICLK Group Company has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization, in each case where it is required to file a material income Tax Return and does not file such a Tax Return.

(j)             No ICLK Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date other than in the ordinary course of business; (ii) any change in method of accounting on or prior to the Closing Date; or (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the ICLK Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the ICLK Financial Statements.

(k)            No claim has been made by any Governmental Entity in a jurisdiction in which any ICLK Group Company does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(l)             To the Knowledge of ICLK, the Enterprise Solutions Disposal and the Marketing Solutions Disposal have not and will not cause any material adverse Tax effect to DWM or any ICLK Group Company.

5.14         Brokers; Third Party Expenses. Except as disclosed in Schedule 5.14 of the ICLK Disclosure Letter, the ICLK Group Companies do not have any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or the Transactions on account of Contracts entered into by any ICLK Group Company.

5.15         Intellectual Property. Except as would not, individually or in the aggregate, be material to the ICLK Group Companies, taken as a whole:

(a)            Schedule 5.15(a) of the ICLK Disclosure Letter contains a true and complete list, as of the date of this Agreement, of all patented, registered or applied-for Intellectual Property included in the ICLK Owned IP (collectively, the “ICLK Registered IP”). With respect to each item of ICLK Registered IP, all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed with United States Patent and Trademark Office or equivalent authority or registrar anywhere in the world for the purposes of maintaining or renewing such ICLK Registered IP and recording and perfecting any ICLK Group Company’s ownership therein.

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(b)            (i) The ICLK Group Companies solely and exclusively own all right, title, and interest in and to all material ICLK Owned IP, including the items of Intellectual Property set forth or required to be set forth in Schedule 5.15(a) of the ICLK Disclosure Letter pursuant to the first sentence of this Section 5.15(b), free and clear of all Liens (other than Permitted Liens); and (ii) the ICLK Group Companies own or have valid rights to use all other material Intellectual Property that is owned or used by the ICLK Group Companies to conduct the businesses of the ICLK Group Companies as currently conducted.

(c)            (i) Since the Reference Date, neither the ICLK Group Companies nor the conduct of their businesses have infringed, diluted, misappropriated, or otherwise violated, and do not infringe, dilute, misappropriate or otherwise violate, the Intellectual Property of any third party in any material respect; and (ii) there is no Legal Proceeding pending, or to the Knowledge of ICLK, threatened in writing, and since the Reference Date, the ICLK Group Companies have not received any written claims (including “cease and desist” letters or invitations to license) (x) alleging the ICLK Group Companies are infringing, misappropriating or otherwise violating any Intellectual Property of any third party; or (y) contesting the use, ownership, registration, scope, validity or enforceability of any ICLK Owned IP.

(d)            (i) Since the Reference Date, to the Knowledge of ICLK, no ICLK Owned IP has been infringed, diluted, misappropriated or otherwise violated, or is being infringed, diluted, misappropriated or otherwise violated by any third party; and (ii) there is no Legal Proceeding pending or threatened in writing, and, since the Reference Date, the ICLK Group Companies have not made any written claims (including “cease and desist” letters or invitations to license) (x) contesting the use, ownership, registration, scope, validity, or enforceability of any Intellectual Property of such Person or (y) alleging that the conduct of any Person is infringing, misappropriating or otherwise violating any ICLK Owned IP.

(e)            All ICLK Registered IP is subsisting, and to the Knowledge of ICLK, valid and enforceable.

(f)            Each current and former employee, consultant, and contractor of an ICLK Group Company who has created or developed any material Intellectual Property for or on behalf of the ICLK Group Companies, or otherwise within the scope of their employment or engagement with the ICLK Group Companies (each such person, an “ICLK Contributor”) have done so pursuant to an agreement that (i) if the ICLK Contributor had access to confidential information, ensures the protection of the confidential information of the ICLK Group Companies and (ii) validly assigns (pursuant to a present-tense assignment) to the ICLK Group Companies all right, title and interest of such ICLK Contributor in all such Intellectual Property that does not vest initially in such entities by operation of law (each, a “ICLK Contributor Agreement”).

(g)            Since the Reference Date, the ICLK Group Companies have taken commercially reasonable steps to protect and maintain (including protecting the confidentiality of) the Personal Information and material Trade Secrets in the possession or under the control of any ICLK Group Company (“ICLK Data”).

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(h)            (i) None of the ICLK Group Companies, nor any other Person acting on their behalf, has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, the source code for any ICLK Code, other than disclosures to ICLK Contributors involved in the development of products or services of the ICLK Group Companies subject to confidentiality obligations to the ICLK Group Companies with respect to such source code; and (ii) neither the execution of this Agreement or any other Transaction Agreements nor the consummation of any of the Transactions will result in any requirement that the ICLK Group Companies deliver, license or disclose the source code of any ICLK Code to any other Person (other than a DWM Group Company).

(i)             None of the ICLK Group Companies has incorporated any Open Source Software in, or used any Open Source Software in connection with, any ICLK Code in a manner that (i) requires the disclosure or distribution of any ICLK Code in source code form, (ii) requires the licensing thereof for the purpose of making derivative works, or (iii) imposes any restriction on the consideration to be charged for the licensing or distribution thereof. The ICLK Group Companies are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the businesses of the ICLK Group Companies.

5.16         Data Privacy and Cybersecurity. Except as would not, individually or in the aggregate, be material to the ICLK Group Companies, taken as a whole:

(a)             The ICLK Group Companies are, and since the Reference Date have been, in compliance in all material respects with all ICLK Privacy Requirements and all applicable Privacy Laws.

(b)            (i) Since the Reference Date, the ICLK Group Companies have taken commercially reasonable measures to protect the integrity, continuous operation and physical and electronic security of the ICLK IT Systems (including ICLK Data); (ii) the ICLK IT Systems are functional, operate in a reasonable manner, and are in sufficiently good working condition for the operation of the businesses of the ICLK Group Companies; (iii) the ICLK IT Systems are free of any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that could materially disrupt or materially and adversely affect the functionality of the ICLK IT Systems; and (iv) since the Reference Date, there have been no material breaches, outages, misuses or intrusions of any ICLK IT System, nor any loss, theft, compromise or damage of, breach of security with respect to, or unauthorized access to, or rendering unavailable or inaccessible of any ICLK Data Processed by or on behalf of the Group Companies (collectively, “ICLK Security Incidents”);

(c)            The ICLK Group Companies (i) maintain commercially reasonable disaster recovery plans, procedures and facilities sufficient for their businesses; and (ii) have fully remediated all “high” or “critical” and other material threats, risks and deficiencies identified in data security risk assessments, audits and penetration tests performed since the Reference Date by or for the ICLK Group Companies.

(d)            There are no Legal Proceedings, whether from a Governmental Entity or any other Person, pending (or, to the Knowledge of ICLK, threatened in writing) against, any ICLK Group Company alleging a violation of any of the ICLK Privacy Requirements.

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5.17         Agreements, Contracts and Commitments.

(a)            Schedule 5.17(a) of the ICLK Disclosure Letter sets forth a true, correct and complete list of each ICLK Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “ICLK Material Contract” of the ICLK Group Companies shall mean each of the following Contracts to which an ICLK Group Company is a party as of the date hereof:

(i)            any Contract or purchase commitment reasonably expected to result in future payments to or by any ICLK Group Company in excess of $500,000 per annum;

(ii)           (x) any Contract with the top 10 customers of the ICLK Group Companies (the “ICLK Material Customers”) as determined by revenue and (y) top 10 suppliers and distributors of the ICLK Group Companies by amounts payables (the “ICLK Material Suppliers”) (all, other than purchase or service orders accepted, confirmed or entered into in the ordinary course of business or with professional advisors), in each case during the 12-month period ended on December 31, 2023;

(iii)          any Contract that purports to limit in any material respect (A) the localities in which the ICLK Group Companies’ businesses may be conducted, (B) any ICLK Group Company from engaging in any line of business or (C) any ICLK Group Company from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any of the ICLK Group Companies from soliciting customers or employees;

(iv)          any Contract that is related to the governance or operation of any joint venture or partnership that has involved a sharing of revenues, profits, cash flows, expenses or losses with any other party or a payment of royalties to any other party, other than such Contract solely between or among any of the ICLK Group Companies;

(v)           any Contract for or relating to any borrowing of money by or from any of the ICLK Group Companies in excess of $1,000,000 (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among any of the ICLK Group Companies);

(vi)          any Contract (other than those made in the ordinary course of business): (A) providing for the grant of any rights of refusal, rights of first negotiation, most-favored-nation or similar rights to purchase or lease any asset of the ICLK Group Companies; or (B) providing for any exclusive rights, rights of refusal, rights of first negotiation, most-favored-nation or similar rights to sell or distribute any product or service of any of the ICLK Group Companies;

(vii)         any obligation to register any ICLK Shares or other securities of the ICLK Group Companies with any Governmental Entity (other than ordinary course requirements of foreign applicable Legal Requirements related to the recording with an applicable Governmental Entity of the ownership of non-U.S. ICLK Group Companies);

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(viii)        any Contracts relating to the sale of any operating business of any ICLK Group Company or the acquisition by any ICLK Group Company of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, and for which any ICLK Group Company has any material outstanding obligations (other than customary non-disclosure and similar obligations incidental thereto and other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business);

(ix)          any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization, or works council;

(x)           any Contract for the use by any of the ICLK Group Companies of any tangible property where the annual lease payments are greater than $250,000 (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business) (the “Material ICLK Real Property Leases”);

(xi)          any material Contract under which any of the ICLK Group Companies: (A) is granted a license, option, covenant not to sue or any right to or under any material Intellectual Property from any third party, other than Incidental Inbound Licenses or licenses for Open Source Software; or (B) grants a license, option, covenant not to sue, or any right to or under any material ICLK Owned IP to any third party, other than non-exclusive licenses granted to contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the ICLK Group Companies’ products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the ICLK Group Companies;

(xii)         any Contract involving any resolution or settlement of any actual or threatened Legal Proceeding that is material to the ICLK Group Companies or their businesses or that imposes material non-monetary obligations on an ICLK Group Company, including any material restriction on the use, licensing or registration of any material Intellectual Property (including co-existence agreements);

(xiii)        any Contract relating to the development of material Intellectual Property by, with or for the ICLK Group Companies (other than ICLK Contributor Agreements);

(xiv)        any Contract filed (or which is required to be filed) as an exhibit to ICLK’s most recently filed annual report on Form 20-F as a “material contract” pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(xv)         any obligation to make any material payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons; and

(xvi)        any Contract with Token exchanges, brokers, suppliers or transaction counterparties and any other Person from whom the ICLK Group Companies source Tokens.

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(b)            Each ICLK Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable ICLK Group Company party thereto and, to the Knowledge of ICLK, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Neither the applicable ICLK Group Company nor, to the Knowledge of ICLK, any other party thereto, is in material breach of or in default under, and no event has occurred which with notice or lapse of time or both would reasonably be expected to become a material breach of or default under, any ICLK Material Contract, and no party to any ICLK Material Contract has given any written notice of any claim of any such breach, default or event. True, correct and complete copies of all ICLK Material Contracts have been made available to DWM.

5.18         Insurance. Each of the ICLK Group Companies maintains insurance policies or fidelity or surety bonds covering its assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “ICLK Insurance Policies”) covering certain material insurable risks in respect of its business and assets, and the ICLK Insurance Policies are in full force and effect. The coverages provided by such ICLK Insurance Policies are usual and customary in amount and scope for the ICLK Group Companies’ business and operations as currently conducted, and sufficient to comply with any insurance required to be maintained by ICLK Material Contracts. No written notice of cancellation or termination has been received by any ICLK Group Company with respect to any of the effective ICLK Insurance Policies. There is no pending material claim by any ICLK Group Company against any insurance carrier under any of the existing ICLK Insurance Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

5.19         Interested Party Transactions. (a) No officer or director of ICLK or any of their respective immediate family members, or to the Knowledge of ICLK, any employee, officer, director or manager of the ICLK Group Companies or any of their respective immediate family members, is indebted to the ICLK Group Companies for borrowed money, nor are any of the ICLK Group Companies indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons, and (b) to the Knowledge of ICLK, no officer, director, employee, manager or holder of equity or derivative securities of the ICLK Group Companies (each, an “ICLK Insider”) or any member of an ICLK Insider’s immediate family is, directly or indirectly, a counterparty to (or controls a counterparty to) any ICLK Material Contract with any of the ICLK Group Companies, in each case, other than: (i) for payment of salary, bonuses and other compensation for services rendered; (ii) reimbursement for reasonable expenses incurred in connection with any of the ICLK Group Companies; (iii) for other employee benefits made generally available to similarly situated Persons; (iv) related to any such Person’s ownership of ICLK Shares or other securities of the ICLK Group Companies or such Person’s employment or consulting arrangements with the ICLK Group Companies; or (v) conducted on an arm’s-length basis.

5.20         Information Supplied. The information relating to the ICLK Group Companies to be supplied by or on behalf of ICLK for inclusion or incorporation by reference in the Proxy Statement will not, on the date of filing thereof or the date that it is first mailed to the ICLK shareholders, as applicable, or at the time of the Special Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by ICLK with respect to the information that has been or will be supplied by DWM or any of its Representatives for inclusion in the Proxy Statement or any projections or forecasts included therein.

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5.21         Anti-Bribery; Anti-Corruption.

(a)            None of the ICLK Group Companies or any of the ICLK Group Companies’ respective directors, officers, or employees has, directly or indirectly, in each case of (a) through (e), in violation of any Legal Requirement: (a) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any government official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of: (i) influencing any act or decision of such government official, candidate, party or campaign or any official of such party or campaign; (ii) inducing such government official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; (iv) expediting or securing the performance of official acts of a routine nature; or (v) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; or (f) violated, conspired to violate, or aided and abetted the violation of Anti-Money Laundering and Anti-Corruption Laws.

(b)            None of the ICLK Group Companies or any of the ICLK Group Companies’ respective directors, officers or, to the Knowledge of ICLK, any of the ICLK Group Companies’ respective employees (i) is or has been the subject of an undisclosed claim or allegation relating to (A) any potential violation of any Anti-Money Laundering and Anti-Corruption Laws or (B) any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Money Laundering and Anti-Corruption Law. ICLK Group Companies have established, implemented, and maintained policies, procedures, and a system or systems of internal controls reasonably designed to ensure compliance with the Anti-Money Laundering and Anti-Corruption Laws.

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5.22         International Trade; Sanctions.

(a)            Each of the ICLK Group Companies, the ICLK Group Companies’ respective directors, officers and employees and, to the Knowledge of ICLK, any other Persons acting on their behalf, in connection with the operation of the business of the ICLK Group Companies, and in each case in all material respects: (a) have been in compliance with all applicable Customs & International Trade Laws; (b) have obtained all necessary Customs & International Trade Authorizations; (c) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (d) have not received any actual or, to the Knowledge of ICLK, threatened claims or requests for information by a Governmental Entity regarding, and have not made any disclosures to any Governmental Entity with respect to, their compliance with any applicable Customs & International Trade Laws. The ICLK Group Companies have in place controls and systems reasonably designed to promote compliance with applicable Customs & International Trade Laws.

(b)            None of the ICLK Group Companies or any of the ICLK Group Companies’ respective directors, officers or, to the Knowledge of ICLK, any of the ICLK Group Companies’ respective employees or any other Persons acting on their behalf is or has been, a Sanctioned Person. For the past five years, each of the ICLK Group Companies and the ICLK Group Companies’ respective directors, officers, employees and Affiliates and, to the Knowledge of ICLK, any other Persons acting on their behalf have, in connection with the operation of the business of the ICLK Group Companies, been in material compliance with all applicable Sanctions. For the past five years, the ICLK Group Companies and the ICLK Group Companies’ respective directors, officers or, to the Knowledge of ICLK, any of the ICLK Group Companies’ respective employees have not, and are not, in connection with the operation of the business of the ICLK Group Companies, engaged in any business activities, transactions, or other dealings, directly or indirectly, with or for the benefit of any Sanctioned Person or Sanctioned Country in violation of Sanctions. For the past five years, (i) no Governmental Entity has initiated any investigation, inquiry, action or enforcement proceeding or has imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the ICLK Group Companies or any of their respective directors, officers, or, to the Knowledge of ICLK, any of the ICLK Group Companies’ respective employees, controlled Affiliates or any other Persons acting on their behalf in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no actual or, to the Knowledge of ICLK, threatened claims or requests for information by a Governmental Entity received by an ICLK Group Company with respect to compliance with applicable Sanctions and (iii) and no disclosures have been made to any Governmental Entity with respect to any actual or potential noncompliance with applicable Sanctions. The ICLK Group Companies have in place controls and systems reasonably designed to ensure compliance with applicable Sanctions.

5.23         ICLK Listing. There is no action or proceeding pending or, to the Knowledge of ICLK, threatened in writing against ICLK by Nasdaq or the SEC with respect to any ICLK Shares or to terminate the listing of ICLK on Nasdaq. None of ICLK or any of its Affiliates has taken any action in an attempt to terminate the registration of the ICLK Shares under the Exchange Act. Except as disclosed in Schedule 5.23 of ICLK Disclosure Letter, ICLK has not received any written or oral deficiency notice from Nasdaq relating to the continued listing requirements of the ICLK Shares.

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5.24         Disposal of Certain Business. The Enterprise Solutions Disposal and the Marketing Solutions Disposal have been consummated in compliance with all applicable Legal Requirements (including but not limited to any requirements to file with the China Securities Regulatory Commission pursuant to the applicable Legal Requirements). All Approvals required to implement the Enterprise Solutions Disposal and the Marketing Solutions Disposal has been obtained prior to the consummation thereof.

5.25         Disclaimer of Other Warranties. EACH ICLK PARTY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, NONE OF DWM, THE DWM GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE SUBSIDIARIES, AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO ANY ICLK PARTY, ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ANY OF DWM OR THE DWM GROUP COMPANIES, OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) NONE OF DWM, THE DWM GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY DWM IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS; AND (B) NEITHER DWM, NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO ANY ICLK PARTY OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO ANY ICLK PARTY OR ITS AFFILIATES OR REPRESENTATIVES OR SUCH OTHER PERSON BY OR ON BEHALF OF DWM IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO DWM, ANY DWM GROUP COMPANY, AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING OTHER THAN EXPRESSLY SET FORTH IN THE TRANSACTION AGREEMENTS. EACH ICLK PARTY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. EACH ICLK PARTY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE DWM GROUP COMPANIES, AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING, AND IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH ICLK PARTY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF DWM EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 5.25, CLAIMS AGAINST DWM, ANY DWM GROUP COMPANY OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.

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Article VI
CONDUCT PRIOR TO THE CLOSING

6.1          Conduct of Business by DWM Group Companies. Except (a) as expressly contemplated by this Agreement or any other Transaction Agreements (including as contemplated by the DWM Asset Restructuring and the DWM Capital Restructuring, each in a manner in accordance with the terms of this Agreement), (b) as required by applicable Legal Requirements, (c) as requested by or consented to in writing by ICLK (which consent shall not be unreasonably withheld, delayed or conditioned), or (d) as set forth in Schedule 6.1 of the DWM Disclosure Letter, during the period from the date of this Agreement until the earlier of (i) the Effective Time and (ii) the termination of this Agreement pursuant to Section 9.1, DWM (x) shall, and shall cause each of the DWM Group Companies to, conduct its business in the ordinary course of business consistent with past practice and in accordance with applicable Legal Requirements, (y) shall not, and shall cause each of the DWM Group Companies not to:

(a)            (I) increase the maximum aggregate number of DWM Shares which may be issued pursuant to any DWM Share Plan as of the date hereof or otherwise amend any DWM Share Plan, (II) without prior written notification to ICLK, hire or terminate any employee, or, (III) except as otherwise required by any DWM Employee Benefit Plan as in effect on the date hereof or applicable Legal Requirements: (i) increase in any manner the compensation or benefits payable, or to become payable to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 20% in the base salary or wage rate of any current employee who has annual base compensation of less than $100,000 in the ordinary course of business, (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative) consistent with past practice, (C) increases of compensation for employees who change jobs, (D) increases of compensation to reflect market adjustments on the basis of objective data and (E) increases of compensation to adjust for gender equity as needed; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business; (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement, DWM Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a DWM Employee Benefit Plan if it had been in effect on the date of this Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any DWM Employee Benefit Plan or otherwise; or (v) grant any equity or equity-based compensation awards;

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(b)            (i) transfer, sell, assign, license (other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the DWM Group Companies’ products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the DWM Group Companies) any DWM Owned IP material to the DWM Group Companies; (ii) subject any DWM Owned IP material to the DWM Group Companies to a Lien (other than Permitted Liens); (iii) abandon, let lapse or fail to maintain or renew any DWM Registered IP (other than DWM Registered IP that (x) in the reasonable business judgment of the DWM Group Companies, is not material to the DWM Group Companies or (y) is expiring at the end of its natural statutory term) or (iv) subject or agree to subject any DWM Code material to the DWM Group Companies to the terms of any Open Source Software license and engage in any activities described in Section 4.16(i)(i)-(iii) with respect to such material DWM Code;

(c)            except for transactions solely among the DWM Group Companies: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any share capital or otherwise, or split, combine or reclassify any share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital, or reorganization, recapitalization, exchange of shares or other like change with respect to any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, share capital or any other equity interests, as applicable, in any DWM Group Company (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any equity incentive plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such DWM Group Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement); or (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, share capital or any other equity interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such share capital), as applicable, in any DWM Group Company;

(d)            amend its Governing Documents;

(e)            except in the ordinary course of business: (i) merge, consolidate or combine any DWM Group Company with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof, to the extent the aggregate transaction value of such investments and acquisitions exceeds $1,000,000;

(f)            voluntarily dispose of or amend any DWM Real Property Lease other than in the ordinary course of business or as would not reasonably be expected to be material to the DWM Group Companies, individually or in the aggregate;

(g)            other than with respect to the DWM Real Property Leases and Intellectual Property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties material to the DWM Group Companies, other than in the ordinary course of business or pursuant to Contracts existing on the date hereof;

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(h)            (i) make, create any loans, advances or capital contributions to, or investments in, any Person other than any of the DWM Group Companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness incurred after the date hereof in excess of 500,000 (including, for the avoidance of doubt, drawdowns under credit facilities of any of the DWM Group Companies in effect as of the date hereof), other than such Indebtedness incurred in the ordinary course of business and guarantees of any Indebtedness of any DWM Group Companies that does not and will not reasonably be expected to result in or give rise to any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation by any Person in connection with the Transactions; (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the DWM Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any Indebtedness owed to any of the DWM Group Companies other than ordinary course compromises of amounts owed to the DWM Group Companies by their respective customers;

(i)             compromise, settle or agree to settle any Legal Proceeding involving payments by any DWM Group Company of $500,000 or more, or that imposes any material non-monetary obligations on a DWM Group Company (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto), in each case other than those disclosed on Schedule 4.10 of the DWM Disclosure Letter (provided, that, DWM shall promptly notify ICLK of any settlement or agreement to settlement of any Legal Proceeding involving any DWM Group Company);

(j)             except in the ordinary course of business or as would not reasonably be expected to be material to the DWM Group Companies, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable DWM Group Company or terminate any DWM Material Contract; (B) enter into any Contract that would have been a DWM Material Contract, had it been entered into prior to the date of this Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any DWM Material Contract (other than assignments among the DWM Group Companies);

(k)            except as required by DWM Accounting Principles (or any interpretation thereof) or applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

(l)             make, change or revoke any material Tax election, change (or request to change) any material method of accounting for Tax purposes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax or surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or enter into any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes);

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(m)           authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any DWM Group Company;

(n)            subject to Section 6.1(a), enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders or other Affiliates (other than DWM Group Companies), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the DWM Group Companies, and (iii) employment arrangements entered into in the ordinary course;

(o)            engage in any material new line of business;

(p)            amend any provision of its privacy policies in any material respect or in any manner adverse to any of the DWM Group Companies (other than changes required to conform to applicable Privacy Laws); or

(q)            agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Notwithstanding anything in this Section 6.1 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give any other Party, directly or indirectly, the right to control or direct the operations of any DWM Group Company and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any DWM Group Company from paying any DWM Transaction Costs, in each case, prior to the Closing.

6.2           Conduct of Business by the ICLK Group Companies. Except (a) as expressly contemplated by this Agreement or any other Transaction Agreements, (b) as required by applicable Legal Requirements, (c) as requested by or consented to in writing by DWM (which consent shall not be unreasonably withheld, delayed or conditioned), or (d) as set forth in Schedule 6.2 of the ICLK Disclosure Letter, during the period from the date of this Agreement until the earlier of (i) the Effective Time and (ii) the termination of this Agreement pursuant to Section 9.1, ICLK (x) shall, and shall cause each of the ICLK Group Companies to, conduct its business in the ordinary course of business consistent with past practice and in accordance with applicable Legal Requirements, (y) shall not, and shall cause each of the ICLK Group Companies not to:

(a)            (I) increase the maximum aggregate number of ICLK Ordinary Shares which may be issued pursuant to any ICLK Share Plan as of the date hereof or otherwise amend any ICLK Share Plan, (II) without prior written notification to DWM, hire or terminate any employee, or, (III) except as otherwise required by any ICLK Share Plan as in effect on the date hereof or applicable Legal Requirements: (i) increase the total compensation, bonuses and benefits payable, or to become payable to, current and former employee, director and independent contractor by more than 10% in the aggregate as compared to that of the most recent fiscal year; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business; (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement, ICLK Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an ICLK Employee Benefit Plan if it had been in effect on the date of this Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any ICLK Employee Benefit Plan or otherwise; or, (v) grant any equity or equity-based compensation awards other than as permitted under the ICLK Share Plan;

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(b)            (i) transfer, sell, assign, license (other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the ICLK Group Companies’ products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the ICLK Group Companies) any ICLK Owned IP; (ii) subject any ICLK Owned IP to a Lien (other than Permitted Liens); (iii) abandon, let lapse or fail to maintain or renew any ICLK Owned IP (other than ICLK Owned IP that, in the reasonable business judgment of the ICLK Group Companies, is not material to the ICLK Group Companies) or (iv) subject or agree to subject any ICLK Code to the terms of any Open Source Software license;

(c)            except for transactions solely among the ICLK Group Companies wholly owned by ICLK directly or indirectly, (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or otherwise, or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, or reorganization, recapitalization, exchange of shares or other like change with respect to any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any ICLK Group Company (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any ICLK Share Plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such ICLK Group Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement); or (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other equity interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such capital stock), as applicable, in any ICLK Group Company (other than any grants, issuances or sales made to directors, officers or employees in accordance with the terms of any ICLK Share Plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such ICLK Group Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement);

(d)            amend its Governing Documents;

(e)            except in the ordinary course of business: (i) merge, consolidate or combine any ICLK Group Company with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof, to the extent the aggregate transaction value of such investments and acquisitions exceeds $1,000,000;

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(f)            voluntarily dispose of or amend any ICLK Real Property Lease other than in the ordinary course of business or as would not reasonably be expected to be material to the ICLK Group Companies, individually or in the aggregate;

(g)            other than with respect to the ICLK Real Property Leases and Intellectual Property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties material to the ICLK Group Companies, other than in the ordinary course of business or pursuant to Contracts existing on the date hereof;

(h)            (i) make, create any loans, advances or capital contributions to, or investments in, any Person other than any of the ICLK Group Companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness incurred after the date hereof in excess of $500,000 (including, for the avoidance of doubt, drawdowns under credit facilities of any of the ICLK Group Companies in effect as of the date hereof ), other than such Indebtedness incurred in the ordinary course of business and guarantees of any Indebtedness of any ICLK Group Companies wholly owned by ICLK directly or indirectly that does not and will not reasonably be expected to result in or give rise to any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation by any Person in connection with the Transactions; (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the ICLK Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any Indebtedness owed to any of the ICLK Group Companies other than ordinary course compromises of amounts owed to the ICLK Group Companies by their respective customers;

(i)            compromise, settle or agree to settle any Legal Proceeding involving payments by any ICLK Group Company of $500,000 or more, or that imposes any material non-monetary obligations on an ICLK Group Company (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto), in each case other than those disclosed on Schedule 5.9 of the ICLK Disclosure Letter (provided, that, ICLK shall promptly notify DWM of any settlement or agreement to settlement of any Legal Proceeding involving any ICLK Group Company);

(j)            except in the ordinary course of business or as would not reasonably be expected to be material to the ICLK Group Companies, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable ICLK Group Company or terminate any ICLK Material Contract; (B) enter into any Contract that would have been an ICLK Material Contract, had it been entered into prior to the date of this Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any ICLK Material Contract (other than assignments among the ICLK Group Companies);

(k)            except as required by ICLK Accounting Principles (or any interpretation thereof) or applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

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(l)             make, change or revoke any material Tax election, change (or request to change) any material method of accounting for Tax purposes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax or surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or enter into any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes);

(m)           authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any ICLK Group Company;

(n)            subject to Section 6.2(a), enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders or other Affiliates (other than ICLK Group Companies wholly owned by ICLK directly or indirectly), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the ICLK Group Companies, and (iii) employment arrangements entered into in the ordinary course;

(o)           engage in any material new line of business;

(p)            amend any provision of its privacy policies in any material respect or in any manner adverse to any of the ICLK Group Companies (other than changes required to conform to applicable Privacy Laws);

(q)            convert into RMB any cash held by the ICLK Group Companies in USD or any currency other than RMB, except for such conversion in the ordinary course of business consistent with past practices or for purposes of repaying Indebtedness repayable in RMB but in each case only to the extent necessary; or

(r)            agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Notwithstanding anything in this Section 6.2 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give any other Party, directly or indirectly, the right to control or direct the operations of any ICLK Group Company and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any ICLK Group Company from paying any ICLK Transaction Costs, in each case, prior to the Closing.

6.3            Requests for Consent.

(a)            Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that an email from a Principal Party (the “Requesting Principal Party”) to one or more Designated Persons of each of the other Principal Party (the “Receiving Principal Party”) specifically requesting consent under Section 6.1 (if the Requesting Principal Party is DWM) or Section 6.2 (if the Requesting Principal Party is ICLK), as applicable, in each case with a subject line clearly identifying such email as an email intended to seek consent under the applicable Section, shall constitute a valid request by the Requesting Principal Party to the Receiving Principal Party for all purposes under this Article VI. “Designated Persons” shall mean, (i) with respect to DWM, the individuals set forth on Schedule 6.3(a) of the DWM Disclosure Letter or such other individuals DWM designated by written notice to ICLK in writing pursuant to Section 11.1 and (ii) with respect to ICLK, the individuals set forth on Schedule 6.3(a) of the ICLK Disclosure Letter or such other individuals ICLK designated by written notice to DWM writing pursuant to Section 11.1.

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(b)            If, within five (5) Business Days of delivery by the Requesting Principal Party of a valid request pursuant to Section 6.3(a), the Receiving Principal Party does not respond and object, then the Requesting Principal Party shall be deemed to have obtained a valid consent from the Receiving Principal Party for all purposes under this Article VI.

Article VII
ADDITIONAL AGREEMENTS

7.1           Proxy Statement; Special Meeting; Shareholder Approvals.

(a)            Proxy Statement.

(i)            As promptly as practicable following the execution and delivery of this Agreement (and in any event no later than December 31, 2024, subject to the timely provision by DWM and its Affiliates of requisite information, materials and comment, including the requisite financial statements (including relevant pro forma financial information), in each case in relation to DWM Group Companies), ICLK shall, in accordance with this Section 7.1(a), prepare and furnish with the SEC a proxy statement of ICLK (as such filing is amended or supplemented, the “Proxy Statement”), for the purpose of soliciting proxies from holders of ICLK Class A Shares and ICLK Class B Shares to vote at the Special Meeting (as defined below) in favor of: (1) the approval and adoption of this Agreement and the Transactions contemplated under this Agreement (including the Merger); (2) the adoption of the ICLK A&R MAA (and the increase and re-designation of share capital and the change of name contemplated by Section 2.1(c) above); and (3) any other proposals the Parties agree as necessary or desirable to consummate the Transactions including with respect to any variation of class rights to be considered by class vote of the holders of the ICLK Class B Shares (collectively, the “ICLK Shareholder Matters”). Without the prior written consent of DWM (such consent not to be unreasonably withheld, conditioned or delayed), the ICLK Shareholder Matters shall be the only matters (other than procedural matters) which ICLK shall propose to be acted on by ICLK’s shareholders at the Special Meeting. ICLK shall ensure that the Proxy Statement complies to form and substance with the applicable Legal Requirements. ICLK shall furnish the Proxy Statement with the SEC and cause the Proxy Statement to be mailed to its shareholders of record, as of the record date to be established by the board of directors of ICLK pursuant to Section 7.1(b), as promptly as practicable following the filing of the Proxy Statement (such date, the “Proxy Filing Date”).

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(ii)           In the preparation of the Proxy Statement, ICLK will make available to DWM drafts of the Proxy Statement and any other documents to be filed or furnished with the SEC that relate to the Transactions, both preliminary and final, and any amendment or supplement to the Proxy Statement or such other document and will provide DWM with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. In relation to the Transaction, ICLK shall not file or furnish any such documents with, or respond to any comments or requests from, the SEC without the prior written consent of DWM (such consent not to be unreasonably withheld, conditioned or delayed). ICLK will advise DWM promptly (and in any event within one (1) Business Day) after it receives notice thereof, of: (A) the time when the Proxy Statement has been furnished with the SEC; (B) the furnishing of any supplement or amendment to the Proxy Statement; and (C) requests by the SEC for additional information relating to the Proxy Statement, in each case of (A), (B) and (C), together with a copy of the Proxy Statement, supplement or amendment thereto, or such request, as applicable.

(iii)           If, at any time prior to the Special Meeting, ICLK discovers any information (or, pursuant to the next sentence, is informed by DWM that it has discovered any information) that should be set forth in an amendment or supplement to the Proxy Statement so that it would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, ICLK shall promptly file an amendment or supplement to the Proxy Statement describing or correcting such information such that the Proxy Statement no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, and, to the extent required by applicable Legal Requirements, disseminate such amendment or supplement to the ICLK Shareholders. If, at any time prior to the Closing, DWM discovers any information, event or circumstance relating to itself, its business or any of its Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Proxy Statement so that it would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then it shall promptly inform ICLK of such information, event or circumstance.

(iv)           ICLK shall make all necessary filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder. DWM agrees to use reasonable best efforts to timely provide ICLK with all information in its possession concerning (a) the business, management, operations and financial condition of itself and its Subsidiaries and (b) officers, directors, employees, shareholders, and other equityholders and such other matters, in each case, reasonably requested by ICLK for inclusion in the Proxy Statement. Each Principal Party shall cause the directors, officers and employees of itself or its Subsidiaries to be reasonably available to ICLK and its counsel, auditors and other advisors in connection with the drafting of the Proxy Statement.

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(b)            ICLK shall, as promptly as practicable following the Proxy Filing Date, establish a record date (which date shall be agreed with DWM) for, duly call and give notice of an extraordinary general meeting of ICLK’s shareholders which will include a class vote of the shareholders of the ICLK Class B Shares (the “Special Meeting”). ICLK shall convene and hold the Special Meeting for the purpose of obtaining the approval of the ICLK Shareholder Matters, which meeting shall be held not more than thirty-five (35) days after the date on which ICLK mails the Proxy Statement to its shareholders. ICLK shall use reasonable best efforts to obtain the approval of the ICLK Shareholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements for the purpose of seeking the approval of the ICLK Shareholder Matters. Notwithstanding anything to the contrary contained in this Agreement, ICLK shall be entitled to (and in the case of the following clauses (ii) or (iii), at the request of DWM, ICLK shall) postpone or adjourn the Special Meeting: (i) to ensure that any supplement or amendment to the Proxy Statement that the board of directors of ICLK has determined in good faith is required by applicable Legal Requirements is disclosed to ICLK’s shareholders and for such supplement or amendment to be promptly disseminated to ICLK’s shareholders with sufficient time prior to the Special Meeting for ICLK’s shareholders to consider the disclosures contained in such supplement or amendment; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient ICLK Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; or (iii) in order to solicit additional proxies from shareholders for purposes of obtaining approval of the ICLK Shareholder Matters; provided, that in the event of a postponement or adjournment pursuant to clauses (i), (ii), or (iii), the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved; provided, further, that, without the consent of DWM (such consent not to be unreasonably withheld, conditioned or delayed), in no event shall ICLK postpone or adjourn the Special Meeting for more than fifteen (15) days later than the most recently postponed or adjourned meeting; provided, further, that in no event shall ICLK be permitted to postpone or adjourn the Special Meeting more than three times or reconvene the Special Meeting on a date that is later than fifteen (15) Business Days prior to the Outside Date.

(c)            Subject to the proviso in the immediately following sentence, ICLK shall include the ICLK Board Recommendation in the Proxy Statement. The board of directors of ICLK shall not (and no committee or subgroup thereof shall) change, withdraw, revoke, withhold, qualify or modify, or publicly propose to change, withdraw, revoke, withhold, qualify or modify, the ICLK Board Recommendation (a “Change in Recommendation”); provided, however, that the board of directors of ICLK may make a Change in Recommendation if it determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that a failure to make a Change in Recommendation would constitute a breach by the board of directors of its fiduciary obligations to ICLK’s shareholders under applicable Legal Requirements. ICLK agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the ICLK Shareholder Matters shall not be affected by any Change in Recommendation, and ICLK agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its shareholders the matters contemplated by the Proxy Statement as contemplated by Section 7.1(b), regardless of whether or not there shall have occurred any Change in Recommendation.

7.2           Listing Application; Listing.

(a)            In connection with the Merger, ICLK shall submit an initial listing application for the ADSs representing the New Class A Shares to be approved for listing on Nasdaq. DWM shall cooperate and shall procure that its Representatives cooperate with ICLK in a timely manner as reasonably requested by ICLK in connection with the application for such listing (the “Listing Application”) to be submitted to Nasdaq in accordance with applicable Legal Requirements or Nasdaq requirements in connection with the Transactions, including furnishing to ICLK and its Representatives all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or as may be reasonably requested in connection with the Listing Application. In furtherance of the foregoing, DWM hereby consents to deliver to ICLK such financial statements as may be required by law or Nasdaq rules and regulations to be included the Listing Application.

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(b)            From the date hereof through the Closing, ICLK shall ensure that ICLK remains listed as a public company on Nasdaq, in compliance with any applicable Nasdaq rules and regulations, and that the ADSs remain listed on Nasdaq.

(c)            From the date hereof through the Closing, ICLK shall keep current and timely file all reports or information required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Legal Requirements.

7.3           Certain Regulatory Matters.

(a)            Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to, in the case of DWM, submit, make or obtain, as applicable, the DWM Required Regulatory Approvals, and, in the case of the ICLK Parties, submit, make or obtain, as applicable, the ICLK Required Regulatory Approvals, and use its reasonable best efforts to assist and cooperate with the other Parties in the foregoing efforts.

(b)            With respect to all approvals, authorizations, consents, orders, filings, registrations or notifications under applicable Legal Requirements (including those relating to competition, merger control, antitrust and foreign investment (including national security in relation to foreign investment)) in connection with the execution, delivery and performance of the Transaction Documents and the Transactions contemplated thereunder, including the ICLK Required Regulatory Approvals and the DWM Required Regulatory Approvals, each Party shall, subject to applicable Legal Requirements including applicable confidentiality obligations, use reasonable endeavours to, (i) timely furnish to such other Party such necessary information and reasonable assistance as such other Party may reasonably request in connection with its preparation of, application for, or carrying out of (as the case may be), any such approval, authorization, consent, order, filing, registration or notification and (ii) keep the other Party timely and reasonably informed of any developments, meetings or discussions with any Governmental Entity in respect of any such approval, authorization, consent, order, filing, registration or notification (or the status thereof, as the case may be), including the ICLK Required Regulatory Approval or the DWM Required Regulatory Approval, as applicable.

(c)            Notwithstanding the foregoing, nothing in this Agreement shall require, or be construed to require, DWM or ICLK or any of their respective Affiliates, as the case may be, to accept any conditions, restrictions, undertakings or commitments imposed by a competent Governmental Entity, whether such conditions, undertakings or commitments are financial, behavioral or otherwise in nature, in connection with any DWM Required Regulatory Approval or ICLK Required Regulatory Approval, as applicable, except for such conditions, restrictions, undertakings or commitments that would not have a material adverse effect on the ability of such Person to continue to conduct its business following the Closing substantially in the manner conducted in the 12-month period prior to the date hereof.

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(d)            The Parties shall reasonably consult with each other promptly and prior to incurring any fees, costs or expenses (including any Regulatory Filing Fees) in connection with any approvals, authorizations, consents, orders, filings, registrations or notifications under the applicable Legal Requirements in connection with the execution, delivery and performance of the Transaction Documents and the Transactions contemplated thereunder, and shall consider the other Parties’ comments as to the reasonableness of the amount of such fees, costs or expenses in good faith, and shall, upon request by such other Party(ies), provide reasonable relevant supporting documentation evidencing such fees, costs or expenses which would be incurred.

7.4           Other Filings; Press Release.

(a)            As promptly as practicable after execution of this Agreement, ICLK will prepare and file a report on Form 6-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be agreed in advance in writing by the Principal Parties.

(b)            Any press release announcing the execution of this Agreement issued by any Principal Party or its Affiliates shall be subject to the reasonable approval of the other Principal Party.

7.5            Confidentiality; Communications Plan; Access to Information.

(a)            Beginning on the date hereof and ending on the second anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. With respect to each Party, such confidentiality obligations will not apply to: (i) information which was known to such Party or its Representatives prior to their receipt of such information from the another Party hereto; (ii) information which is or becomes generally known to the public without breach by such Party of this Agreement or an existing obligation of confidentiality; (iii) information acquired by such Party or its Representative from a third party who was not bound to an obligation of confidentiality; (iv) information developed by such Party independently without any reliance on the non-public information received from any other Party; (v) disclosure required by applicable Legal Requirement or stock exchange rule; or (vi) prior to the Closing, disclosure consented to in writing by ICLK (with respect to the non-public information of an ICLK Party) or DWM (with respect to the non-public information of DWM). Notwithstanding anything to the contrary, this Section 7.5(a) shall terminate and be of no further force or effect upon the Closing.

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(b)            The Principal Parties shall reasonably cooperate to create and implement a communications plan regarding the Transactions promptly following the date hereof. Notwithstanding the foregoing, none of the Parties or any of their respective Affiliates will make any public announcement or issue any public communication regarding this Agreement, the other Transaction Agreements or the Transactions or any matter related to the foregoing, without the prior written consent of the Principal Parties (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Legal Requirements or stock exchange rules, in which case (other than routine disclosures to Governmental Entities in the ordinary course of business) the disclosing Party first shall allow such other Parties to review, to the extent reasonably practicable and subject to the Legal Requirements or stock exchange rules, as applicable, such public announcement or public communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iii) (x) internal announcements to employees of a Principal Party or (y) communications to banks, customers or suppliers of a Principal Party, in each case, as such Principal Party determines to be reasonably appropriate in good faith; (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.4 or this Section 7.5(b); and (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; provided that in the case of clause (iii), such announcement or other communication shall be made in accordance with the communication plan agreed upon by the Parties pursuant to the first sentence of this Section 7.5(b).

(c)            DWM will afford ICLK and its Representatives reasonable access during normal business hours, upon reasonable advance written notice, to the properties, books, records and personnel of the DWM Group Companies during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the DWM Group Companies, as ICLK may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of such DWM Group Companies. ICLK will afford DWM and its Representatives reasonable access during normal business hours, upon reasonable advance written notice, to the properties, books, records and personnel of ICLK Group Companies during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of ICLK Group Companies, as DWM may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of ICLK Group Companies. Notwithstanding anything to the contrary, the Parties shall not be required to take any action, provide any access or furnish any information that such Party in good faith reasonably believes would be reasonably likely to (i) cause or constitute a waiver of the attorney-client or other privilege or, (ii) violate any Contract to which such Party is a party or bound, provided, that the Parties agree to cooperate in good faith to make alternative arrangements to allow for such access or furnishings in a manner that does not result in the events set out in clauses (i) and (ii).

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7.6           Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using reasonable best efforts to accomplish the following: (a) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in Article VIII to be satisfied; (b) the obtaining of all necessary waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings with Governmental Entities, and the taking of all commercially reasonable steps as may be necessary to avoid any Legal Proceeding against this Agreement or any of the Transactions contemplated by this Agreement; (c) in the case of DWM, the obtaining of all consents, approvals or waivers from, and the notification to, as applicable, third parties set forth on Schedule 7.6(c) of the DWM Disclosure Letter; (d) in the case of the ICLK Parties, the obtaining of all consents, approvals or waivers from, and the notification to, as applicable, third parties set forth on Schedule 7.6(d) of the ICLK Disclosure Letter; (e) the defending of any Legal Proceeding challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (f) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions.

7.7           Certain Deliverables. No later than the Closing, DWM shall cause AB or a designee of AB with financial capacity to ICLK’s reasonable satisfaction (other than any DWM Group Company) to provide a binding undertaking as described on Schedule 7.7 of the DWM Disclosure Letter reasonably satisfactory to the ICLK Parties.

7.8            Disclosure of Certain Matters. Each Party hereto will promptly provide the other Parties with prompt written notice of: (a) any event, development or condition of which it obtains Knowledge that: (i) is reasonably likely to cause any of the conditions set forth in Article VIII not to be satisfied; (ii) would require any amendment or supplement to the Proxy Statement; or (b) the receipt of written notice from any Person alleging that the consent of such Person may be required in connection with the Transactions.

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7.9           No Solicitation.

(a)            During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, DWM shall not, and shall cause its Affiliates not to, and shall direct DWM’s and its Affiliates’ respective employees, agents, officers, directors, managers, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly, other than pursuant to the DWM Asset Restructuring, the DWM Capital Restructuring and/or as otherwise contemplated by this Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Parties hereto and their respective Representatives) concerning any merger, consolidation, sale of any material portion of the ownership interests and/or assets of any of the DWM Group Companies (assuming the completion of the DWM Asset Restructuring), recapitalization of any of the DWM Group Companies (assuming the completion of the DWM Asset Restructuring) or similar transaction involving any of the DWM Group Companies (assuming the completion of the DWM Asset Restructuring) (each, a “DWM Business Combination”); (ii) enter into any Contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a DWM Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding a DWM Business Combination. DWM shall, and shall cause its Affiliates to, and shall cause DWM’s and its Affiliates’ respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any Person with respect to any DWM Business Combination.

(b)            During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, each ICLK Party shall not, and shall cause their respective Affiliates not to, and shall direct each ICLK Party’s and their Affiliates’ respective Representatives not to, directly or indirectly, other than as contemplated by this Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Parties hereto and their respective Representatives) concerning any merger, consolidation, sale of ownership interests or assets of the ICLK Group Companies, recapitalization of any of the ICLK Group Companies or similar transaction involving any of the ICLK Group Companies (each, an “ICLK Business Combination”); (ii) enter into any Contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to an ICLK Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding an ICLK Business Combination. Each ICLK Party shall, and shall cause its Affiliates to, and shall cause each ICLK Party’s and their Affiliates’ respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any Person with respect to any ICLK Business Combination.

(c)            Each Party shall promptly (and in no event later than 48 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to a DWM Business Combination or an ICLK Business Combination, as applicable (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement. If any Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a DWM Business Combination or an ICLK Business Combination, as applicable, such Party shall provide the other Parties with a copy of such inquiry, proposal, offer or submission. Notwithstanding anything to the contrary, any Party may respond to any unsolicited proposal regarding a DWM Business Combination or an ICLK Business Combination by stating only that such Party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such Party or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning a DWM Business Combination or an ICLK Business Combination, as applicable.

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7.10         Director and Officer Indemnification and Insurance.

(a)            DWM Group Companies.

(i)            ICLK agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any DWM Group Company (each, together with such person’s heirs, executors or administrators, a “DWM D&O Indemnified Party”), as provided in their respective Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of six years following the Closing Date, ICLK shall cause each DWM Group Company to maintain in effect the exculpation, indemnification and advancement of expenses provisions of its Governing Documents as in effect immediately prior to the Closing Date, and ICLK shall, and shall cause the DWM Group Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any DWM D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(ii)            Prior to the Closing, DWM shall use its commercially reasonable efforts to obtain a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “DWM D&O Tail”) or alternatively an annual ongoing directors’ and officers’ liability insurance, in each case, in respect of acts or omissions occurring prior to the Effective Time, covering each such Person that is a director or officer of a DWM Group Company currently covered by DWM’s and its Affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage and amounts as commercially practicable under market conditions at such time. Where applicable, ICLK shall, and shall cause the Surviving Sub to, maintain the DWM D&O Tail in full force and effect for their full terms and cause all obligations thereunder to be honored by the DWM Group Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.10(a)(ii).

(iii)            The rights of each DWM D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of any DWM Group Company, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of ICLK and the DWM Group Companies under this Section 7.10(a) shall not be terminated or modified in such a manner as to adversely affect any DWM D&O Indemnified Party without the consent of such DWM D&O Indemnified Party. The provisions of this Section 7.10(a) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the DWM D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.10(a).

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(iv)            If ICLK or, after the Closing, any DWM Group Company, or any of their respective successors or assigns: (x) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (y) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of ICLK or such DWM Group Company, as applicable, assume the obligations set forth in this Section 7.10(a).

(b)            ICLK.

(i)            ICLK agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of ICLK (each, together with such person’s heirs, executors or administrators, an “ICLK D&O Indemnified Party”), as provided in its Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of six years following the Closing Date, ICLK shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of ICLK’s Governing Documents as in effect immediately after the Closing Date, and ICLK shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any ICLK D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(ii)            Prior to the Closing, ICLK shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “ICLK D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of ICLK currently covered by the ICLK and its Affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement (or as commercially practicable under market conditions at such time). The ICLK D&O Tail shall be maintained for the six-year period following the Closing. ICLK shall maintain the ICLK D&O Tail in full force and effect for its full term and honor all obligations thereunder, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.10(b)(ii).

(iii)            The rights of each ICLK D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of ICLK, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of ICLK under this Section 7.10(b) shall not be terminated or modified in such a manner as to adversely affect any ICLK D&O Indemnified Party without the consent of such ICLK D&O Indemnified Party. The provisions of this Section 7.10(b) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the ICLK D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.10(b).

(iv)            If ICLK or any of their respective successors or assigns: (x) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (y) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of ICLK assume the obligations set forth in this Section 7.10(b).

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7.11         Tax Matters.

(a)            Notwithstanding anything in this Agreement to the contrary, transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable by a Party hereto in connection with or by reason of the execution of this Agreement and the Transactions contemplated under this Agreement (but excluding the other Transaction Agreements) (collectively, “Transfer Taxes”) shall be borne and paid by ICLK, provided that, for the avoidance of doubt, ICLK shall not bear and pay/reimburse the Transfer Taxes of DWM (including those in connection with the DWM Asset Restructuring or the DWM Capital Restructuring) in the event that the Closing does not occur. The party required by applicable Legal Requirement shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Parties shall reasonably cooperate with respect thereto as necessary).

(b)            ICLK shall procure that Optimix Media Asia Limited to comply with its obligations in accordance with applicable Legal Requirements under (i) Section 6.2(d) (Tax Filing) of the share purchase agreement, dated July 19, 2024, by and among Tetris Media Limited, Optimix Media Asia Limited and BeihaiOne Limited and (ii) Section 6.2(d) (Tax Filing) of the share purchase agreement, dated as of September 11, 2024, by and among Digital Marketing Group Limited, Optimix Media Asia Limited and SiAct Inc.

7.12         Board of Directors; Officer.

(a)            ICLK shall take all necessary action prior to the Effective Time such that (i) each director of ICLK in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time) and (ii) the ICLK Board, immediately after the Effective Time, shall consist of no more than seven (7) directors (each, an “ICLK Director”), all of which will be designated in writing by DWM at least ten (10) Business Days prior to the Closing, including one director designated by DWM as the chairman of the ICLK Board.

(b)            Each ICLK Director shall have one (1) vote.

(c)            The parties acknowledge that so long as ICLK remains a public reporting company, the ICLK Board will continue to satisfy applicable securities laws and the Nasdaq rules, including maintaining an independent audit committee. ICLK shall enter into an indemnification agreement with each member of the ICLK Board, on a form to be determined by DWM in good faith, within fifteen (15) days of the appointment of the applicable members of the ICLK Board.

(d)            ICLK shall take all necessary action prior to the Effective Time such that (i) each officer of ICLK in office immediately prior to the Effective Time shall cease to be an officer immediately following the Effective Time and (ii) such individuals designated in writing by DWM at least ten (10) Business Days prior to the Closing be appointed the officers of ICLK as of the Effective Time until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed; provided that, each of the person identified on Schedule 7.12(d) of the ICLK Disclosure Letter shall be offered an opportunity to remain employed by the applicable ICLK Group Company from the Effective Time to the first anniversary of the Effective Time, on terms no less favorable than the terms of his or her employment immediately prior to the Effective Time.

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(e)            The Parties acknowledge that prior to the Effective Time, the directors of ICLK as identified on Schedule 7.12(e) of the ICLK Disclosure Schedule are not expected to be involved in the decision-making of any matters relating to the operations and management of the Target Operations after the Effective Time.

7.13         DWM Asset Restructuring.

(a)            DWM shall, and shall cause its Affiliates to, complete the DWM Asset Restructuring pursuant to the DWM Asset Restructuring plan attached hereto as Schedule 1 (including any subsequent modification or variation agreed by ICLK in writing, the “DWM Asset Restructuring Plan”) in accordance with the terms and conditions (including as to timing) therein and in compliance with applicable Legal Requirements.

(b)            DWM shall keep ICLK reasonably informed of the status and progress of the DWM Asset Restructuring in all material respects (including any potential material obstacles or delays).

(c)            Prior to the completion of the DWM Asset Restructuring, DWM shall cause WFTL to service, perform its obligations and exercise its rights under the WFTL Assigned Contracts in the ordinary course of business consistent with past practices, and shall use commercially reasonable efforts to maintain the client relationship under the WFLT Assigned Contracts in the ordinary course of business consistent with past practices.

7.14         Financial Requirement

(a)            Within ten (10) Business Days after December 31, 2024 (or such other date as agreed by ICLK and DWM), DWM shall deliver to ICLK the calculation of the DWM Cash Level as of December 31, 2024 (the “DWM Cash Level Calculation”), accompanied by reasonable relevant supporting documentation used by DWM in calculating such estimated amounts of the DWM Cash Level, together with a certificate of the highest ranking financial officer of DWM certifying that such calculation has been prepared in good faith and in accordance with this Agreement and the other Transaction Agreements. ICLK and its Representatives shall have a reasonable opportunity to review and to discuss with DWM and its Representatives the documentation provided pursuant to this Section 7.14(a) and any relevant books and records of the DWM Group Companies. DWM and its Representatives shall reasonably assist ICLK and its Representatives in its review of such documentation. ICLK and Merger Sub will be entitled (but not obligated) to rely in all respects upon the DWM Cash Level Calculation.

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(b)            Within ten (10) Business Days after December 31, 2024 (or such other date as agreed by ICLK and DWM), ICLK shall deliver to DWM the calculation of the ICLK Cash Level as of December 31, 2024 (the “ICLK Cash Level Calculation”), accompanied by reasonable relevant supporting documentation used by ICLK in calculating such estimated amounts of the ICLK Cash Level, together with a certificate of the highest ranking financial officer of ICLK certifying that such calculation has been prepared in good faith and in accordance with this Agreement and the other Transaction Agreements. DWM and its Representatives shall have a reasonable opportunity to review and to discuss with ICLK and its Representatives the documentation provided pursuant to this Section 7.14(b) and any relevant books and records of the ICLK Group Companies. ICLK and its Representatives shall reasonably assist DWM and its Representatives in its review of such documentation. DWM will be entitled (but not obligated) to rely in all respects upon the ICLK Cash Level Calculation.

Article VIII
CONDITIONS TO THE TRANSACTION

8.1           Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Merger and the other Transactions contemplated under this Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing:

(a)            At the Special Meeting (including any adjournments thereof), the ICLK Shareholder Approval shall have been obtained and shall remain in full force and effect.

(b)            The DWM Required Regulatory Approvals and ICLK Required Regulatory Approvals shall have been made or obtained, as applicable, and remain effective.

(c)            No provision of any applicable Legal Requirement prohibiting, enjoining, restricting or making illegal the consummation of the Transactions contemplated under this Agreement shall be in effect, and no temporary, preliminary or permanent restraining Order enjoining, restricting or making illegal the consummation of the Transactions contemplated under this Agreement shall be in effect.

(d)            Nasdaq approval of the Listing Application submitted by ICLK shall have been obtained.

(e)            No general suspension or material limitation of trading in the ADSs has been imposed or threatened by the SEC or Nasdaq.

(f)            The ICLK Board shall consist of up to seven (7) directors designated by DWM immediately after the Effective Time.

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8.2           Additional Conditions to Obligations of DWM. The obligations of DWM to consummate and effect the Merger and the other Transactions contemplated under this Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by DWM:

(a)            (i) The Fundamental Representations of each ICLK Party shall be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (ii) all other representations and warranties set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “ICLK Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have an ICLK Material Adverse Effect.

(b)            Each ICLK Party shall have performed or complied with all agreements and covenants required by this Agreement and the other Transaction Agreements to be performed or complied with by it on or prior to the Closing Date, in each case in all material respects.

(c)            No ICLK Material Adverse Effect shall have occurred since the date of this Agreement.

(d)            The Financial Requirement with respect to ICLK is satisfied.

(e)            ICLK shall have delivered to DWM a certificate, signed by a duly authorized officer of ICLK and dated as of the Closing Date, certifying as to the matters set forth in Section 8.2(a) through Section 8.2(d).

(f)            The memorandum and articles of association of ICLK shall have been amended and restated in its entirety in the form of the ICLK A&R MAA and the ICLK Class B Share Conversion shall have occurred in connection therewith.

8.3           Additional Conditions to the Obligations of ICLK. The obligations of the ICLK Parties to consummate and effect the Merger and the other Transactions contemplated under this Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by ICLK:

(a)            (i) The Fundamental Representations of DWM shall be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (ii) all other representations and warranties set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “DWM Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a DWM Material Adverse Effect.

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(b)            DWM shall have performed or complied with all agreements and covenants required by this Agreement and the other Transaction Agreements to be performed or complied with by it on or prior to the Closing Date, in each case in all material respects.

(c)            No DWM Material Adverse Effect shall have occurred since the date of this Agreement.

(d)            The DWM Asset Restructuring shall have been completed pursuant to the terms hereof.

(e)            The Financial Requirement with respect to DWM is satisfied.

(f)            DWM shall have delivered to ICLK a certificate, signed by a duly authorized officer of DWM and dated as of the Closing Date, certifying as to the matters set forth in Section 8.3(a) through Section 8.3(e).

(g)            DWM shall have satisfied its obligations under Section 7.7.

Article IX
TERMINATION

9.1           Termination. This Agreement may be terminated at any time prior to the Closing:

(a)            by mutual written agreement of the Principal Parties at any time;

(b)            by any Principal Party if the Closing shall not have occurred by June 30, 2025 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Principal Party if the action or failure to act of such Principal Party (or in the case of ICLK, any ICLK Party) has been a principal cause of or resulted in the failure of the Closing to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement; provided, further, that in the event that, at the Outside Date, all of the conditions set forth in Sections 8.1 and 8.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided that each of such conditions is capable of being satisfied at the Closing), except for the condition set forth in Section 8.1(b), such Principal Party proposing to exercise the right to terminate this Agreement under this Section 9.1(b) shall have engaged in good faith discussion for a period of no less than five (5) Business Days with the other Principal Party on alternative solutions to carry out the commercial intent of the Transactions.

(c)            by any Principal Party if a Governmental Entity shall have issued a final, non-appealable Order or taken any other non-appealable action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions contemplated under this Agreement, including the Merger; provided further, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party if the issuance of such final, non-appealable Order or the taking of such non-appealable action was due to such Party’s failure to comply with any provision of this Agreement;

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(d)            by DWM, upon a breach of any covenant or agreement set forth in this Agreement on the part of any ICLK Party, or if any representation or warranty of any ICLK Party shall have become untrue, in either case, such that the conditions set forth in Sections 8.1 and 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by the ICLK Party is curable by the ICLK Parties prior to the Outside Date, then DWM must first provide written notice of such breach to ICLK and may only terminate this Agreement under this Section 9.1(d) if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from DWM to ICLK of such breach, and (ii) fifteen (15) Business Days prior to the Outside Date; provided, further, that it being understood that DWM may not terminate this Agreement pursuant to this Section 9.1(d) if it shall have materially breached this Agreement and such breach has not been cured;

(e)            by ICLK, upon a breach of any covenant or agreement set forth in this Agreement on the part of DWM or if any representation or warranty of DWM shall have become untrue, in either case such that the conditions set forth in Sections 8.1 and 8.3 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by DWM prior to the Outside Date, then ICLK must first provide written notice of such breach to DWM and may only terminate this Agreement under this Section 9.1(e), if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from ICLK to DWM of such breach, and (ii) fifteen (15) Business Days prior to the Outside Date; provided, further, that it being understood that ICLK may not terminate this Agreement pursuant to this Section 9.1(e) if it shall have materially breached this Agreement and such breach has not been cured; and

(f)            by any Principal Party, if, at the Special Meeting (including any adjournments thereof), the ICLK Shareholder Approval is not obtained; provided that, ICLK may not terminate this Agreement pursuant to this Section 9.1(f) if such failure to obtain the ICLK Shareholder Approval is a result of any breach under any ICLK Voting Agreement by any shareholder of ICLK party thereto or any breach by any ICLK Party under this Agreement.

9.2            Notice of Termination; Effect of Termination.

(a)            Any termination of this Agreement under Section 9.1 above will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties.

(b)            In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and the Transactions contemplated under this Agreement shall be abandoned, except for and subject to the following: (i) Section 7.5(a) (Confidentiality; Communications Plan; Access to Information), this Section 9.2 (Notice of Termination; Effect of Termination), Section 9.3 (Termination Fee) and Article XI (General Provisions) shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any intentional breach of this Agreement or fraud.

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9.3           Termination Fee.

(a)            In the event that:

(i)            this Agreement is terminated by DWM pursuant to Section 9.1(d);

(ii)           this Agreement is terminated pursuant to Section 9.1(b) and, at the time of such termination, (x) all of the conditions set forth in Sections 8.1 and 8.3 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided that each of such conditions is capable of being satisfied at the Closing), (y) DWM has irrevocably confirmed by written notice to ICLK that all conditions set forth in Section 8.2 have been satisfied, or that it is willing to waive any unsatisfied condition in Section 8.2, and that DWM is ready, willing and able to complete the Merger, and (z) ICLK and/or Merger Sub shall have failed to take necessary steps on its part to effect the Closing prior to the earlier of the Outside Date and twenty (20) Business Days following the anticipated Closing Date as set forth under Section 2.2; or

(iii)          this Agreement is terminated pursuant to Section 9.1(f),

then ICLK shall pay, or cause to be paid, to DWM or its designees an amount in cash equal to US$1,200,000 (the “ICLK Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event (x) within five (5) Business Days after such termination); it being agreed that in no event shall the Company be required to pay the Company Termination Fee more than once.

(b)            In the event that:

(i)            this Agreement is terminated by ICLK pursuant to Section 9.1(e);

(ii)           this Agreement is terminated pursuant to Section 9.1(b) and, at the time of such termination, (x) all of the conditions set forth in Sections 8.1 and 8.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided that each of such conditions is capable of being satisfied at the Closing), (y) ICLK and Merger Sub have irrevocably confirmed by written notice to DWM that all conditions set forth in Section 8.3 have been satisfied, or that they are willing to waive any unsatisfied condition in Section 8.3, and that ICLK and Merger Sub are ready, willing and able to complete the Merger, and (z) DWM shall have failed to take necessary steps on its part to effect the Closing prior to earlier of the Outside Date and twenty (20) Business Days following the anticipated Closing Date as set forth under Section 2.2; or

(iii)            this Agreement is terminated pursuant to Section 9.1(c), but solely with respect to such Order or action permanently restraining, enjoining or otherwise prohibiting the DWM Asset Restructuring, then DWM shall pay, or cause to be paid, to ICLK or its designees an amount in cash equal to $1,200,000 (the “DWM Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event (x) within five (5) Business Days after such termination); it being agreed that in no event shall DWM be required to pay the DWM Termination Fee more than once.

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(c)             In the event that ICLK fails to pay the ICLK Termination Fee, or DWM fails to pay the DWM Termination Fee, when due and in accordance with the requirements of this Agreement, ICLK, on the one hand, or DWM, on the other hand, as the case may be, shall reimburse the other for reasonable costs and expenses actually incurred or accrued by the other Party or Parties (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3, together with interest on such unpaid ICLK Termination Fee or DWM Termination Fee, as the case may be, commencing on the date that the ICLK Termination Fee or DWM Termination Fee, as the case may be, became due until the date such amount is actually received by the applicable Party, at the prime rate as published in The Wall Street Journal on such date plus 1.00% or a lesser rate that is the maximum permitted by applicable Law. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(d)            Subject to Section 11.6, ICLK’s right to (i) terminate this Agreement and receive the DWM Termination Fee pursuant to Section 9.3(b), and (ii) if applicable, receive reimbursement and interest pursuant to Section 9.3(c) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any ICLK Party against (A) DWM or the DWM Group Companies, (B) the former, current and future direct or indirect holders of any equity, general or limited partnership or liability company interest, controlling persons, management companies, portfolio companies, incorporators, Representatives, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of DWM or DWM Group Company, or (C) any former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, Representatives, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of any of the foregoing (clauses (A) through (C), collectively, the “DWM Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement under this Agreement or any certificate or other document delivered in connection herewith or failure to perform hereunder or other failure of the Merger or the other Transactions to be consummated. For the avoidance of doubt, neither DWM nor any other member of the DWM Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the DWM Termination Fee pursuant to Section 9.3(b) and the reimbursement and interest pursuant to Section 9.3(c), and in no event shall (I) any ICLK Group Company, (II) the former, current and future direct or indirect holders of any equity, general or limited partnership or liability company interest, controlling persons, management companies, portfolio companies, incorporators, Representatives, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of any ICLK Group Company, or (C) any former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, Representatives, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of any of the foregoing (clauses (I) through (III), collectively, the “ICLK Group”), seek, or permit to be sought, on behalf of any member of the ICLK Group, any monetary damages from any member of the DWM Group in connection with this Agreement (or any certificate or other document delivered in connection herewith) or any of the Transactions, other than (without duplication) from (A) DWM to the extent provided in Section 9.3(b) and Section 9.3(c). This provision was specifically bargained for and is intended to be for the benefit of, and shall be enforceable by, each member of the DWM Group.

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(e)            Subject to Section 11.6, DWM’s right to terminate this Agreement and receive the ICLK Termination Fee pursuant to Section 9.3(a) and reimbursement and interest under Section 9.3(c) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the DWM Group against any member of the ICLK Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement under this Agreement or any certificate or other document delivered in connection herewith or failure to perform hereunder or other failure of the Merger to be consummated. Neither ICLK nor any member of the ICLK Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by ICLK of the ICLK Termination Fee pursuant to Section 9.3(a) and the reimbursement and interest under Section 9.3(c), and in no event shall DWM or any other member of the DWM Group seek, or permit to be sought, on behalf of any member of the DWM Group, any monetary damages from any member of the ICLK Group in connection with this Agreement (or any certificate or other document delivered in connection herewith) or any of the Transactions, other than (without duplication) from ICLK to the extent provided in Section 9.3(a) and Section 9.3(c). This provision was specifically bargained for and is intended to be for the benefit of, and shall be enforceable by, each member of the ICLK Group.

(f)             Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a ICLK Termination Fee or DWM Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 9.3(a) or Section 9.3(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate DWM or the ICLK, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 9.3, the Parties hereto would not have entered into this Agreement.

Article X
NO SURVIVAL

10.1         No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.1 nor anything else in this Agreement to the contrary (including Section 11.14) shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) the liability of any Person with respect to fraud.

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Article XI
GENERAL PROVISIONS

11.1         Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date that transmission is confirmed electronically, if delivered by email; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to any ICLK Party, to:

iClick Interactive Asia Group Limited

15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R., People’s Republic of China

Attention: Josephine Ngai

Email: josephine.ngai@i-click.com

with a copy to:

Cleary Gottlieb Steen & Hamilton

37th Floor, Hysan Place, 500 Hennessy Road

Causeway Bay, Hong Kong

Attention: Shuang Zhao

E-mail: szhao@cgsh.com

and

Cleary Gottlieb Steen & Hamilton

45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu

Chaoyang District, Beijing 100020

People’s Republic of China

Attention: Denise Shiu

E-mail: dshiu@cgsh.com

if to DWM to:

DWM Holding Limited

1 Wallich Street

#30-02

Guoco Tower

Singapore 078881

Attention: Wayne Huo

Email: wayne.huo@ambergroup.io

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with a copy to (which will not constitute notice):

Simpson Thacher & Bartlett

35th Floor, ICBC Tower

3 Garden Road

Central, Hong Kong

Attention: Yi Gao

Email: YGao@stblaw.com

and

Simpson Thacher & Bartlett LLP

3919 China World Center

1 Jianguomenwai Avenue

Beijing, 100004, China

Attention: Yang Wang

Email:	yang.wang@stblaw.com

or to such other address or to the attention of such other Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain) by means provided in this Section 11.1. If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

11.2         Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were (a) delivered to such party or its legal counsel via electronic mail or hard copy form or (b) included in and available at the “Project Overlord LDD (shared)” online datasite hosted by Sharepoint (in the case of ICLK Parties) and “(2024-10-22) IK LDD request” online datasite hosted by Google Drive (in the case of DWM) at least one (1) Business Day prior to the date of this Agreement; provided that the documents and other materials included in and available at such online datasite shall be archived in the form of a CD and delivered to the Principal Parties promptly following the execution of this Agreement. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. Unless specifically provided otherwise herein, all references to currency amounts in this Agreement shall mean United States dollars; if the conversion between USD and RMB is necessary for purposes of this Agreement, unless specifically provided otherwise herein, such conversion shall be conducted at the Reference Exchange Rates of the date of such conversion. References to “ordinary course of business” (or similar references) shall mean the ordinary course of business consistent with past practice (including as to amounts and terms, as applicable), but taking into account the circumstances, including restrictions imposed by Legal Requirements and health and safety considerations relating to COVID-19.

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11.3         Counterparts; Electronic Delivery. This Agreement, the other Transaction Agreements and each other document executed in connection with the Transactions may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence. Facsimile and e-mailed copies of signatures in portable document format (PDF) shall be deemed to be originals for purposes of the effectiveness of this Agreement.

11.4         Entire Agreement; Third Party Beneficiaries. This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than (i) at and after the Effective Time, Section 7.10 and Section 7.12(d), (ii) Sections 9.3(d) and 9.3(e), (iii) this Section 11.4 and (iv) Section 11.14 (which will be for the benefit of the Persons set forth therein and herein), are not intended to confer upon any other Person other than the Parties any rights or remedies. Except as otherwise expressly provided herein, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person or entity not a Party to this Agreement. Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) shall not apply to this Agreement or the other Transaction Agreements. Nothing in this Agreement shall be deemed to constitute a partnership between the Parties.

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11.5         Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible which most nearly reflects the Parties’ intent in entering into this Agreement.

11.6         Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

11.7         Governing Law. This Agreement and the consummation the Transactions contemplated under this Agreement, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions contemplated under this Agreement, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions contemplated under this Agreement, shall be governed by and construed in accordance with the laws of Hong Kong regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof, except that the following matters arising out of or relating to this Agreement shall be exclusively interpreted, construed and governed by and in accordance with the laws of the Cayman Islands, in respect of which the Parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: (a) the Merger, and whether or not it has taken effect; (b) the legal effect of the Merger, including but not limited to the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Sub; (c) the effectiveness of the cancellation of the DWM Shares and the obligation on any Party to do so; (d) the fiduciary or other duties of the ICLK Board and the sole directors of Merger Sub and the extent to which there has been a breach of the same; (e) the general rights, duties and powers of the respective shareholders of ICLK, DWM and Merger Sub, including the rights provided for in Section 238 of the Cayman Companies Act with respect to any Dissenting Shares; and (f) the internal corporate affairs of ICLK, DWM and Merger Sub and the rights, duties and powers of the same, including whether there has been any breach of the same.

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11.8         Consent to Jurisdiction; Waiver of Jury Trial.

(a)            Subject to the exception for matters to be governed by the laws of the Cayman Islands and subject to the jurisdiction of the courts of the Cayman Islands as set forth in Section 11.7, any Legal Proceeding arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force at the relevant time and as may be amended by this Section 11.8 (the “HKIAC Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(b)            Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 11.8, any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its HKIAC Rules. Such application shall also be governed by, and construed in accordance with, the laws of Hong Kong. Nothing in this Section 11.8 shall be construed as preventing any Party from seeking conservatory or interim relief (including injunction, specific performance or other similar or comparable forms of equitable relief) from any court of competent jurisdiction pending final determination of the dispute by the arbitral tribunal.

(c)            TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED UNDER THIS AGREEMENT, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NON-COMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED UNDER THIS AGREEMENT. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

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11.9         Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction. Ambiguities in an agreement or other document will not be construed against the Party drafting such agreement or document.

11.10       Expenses. Except as otherwise expressly provided in this Agreement or the other Transaction Agreements, whether or not the Transactions are consummated, each Party shall pay, or cause to be paid, its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions. Notwithstanding the foregoing:

(a)            Following the Closing, ICLK shall bear the ICLK Transaction Costs, the Mutual Transaction Costs and the DWM Transaction Costs. With respect to any Transaction Cost to be borne by ICLK in accordance with the foregoing sentences of this Section 11.10(a), following the Closing, ICLK shall (i) pay or cause to be paid such Transaction Costs to the extent unpaid as of the Closing Date, each as set forth on the Closing Payments Schedule and the ICLK Closing Certificate, respectively, and (ii) to the extent that any such Transaction Costs has been paid by any Person other than the ICLK Group Companies prior to the Closing Date, reimburse each applicable payor for the amount of such paid Transaction Costs.

(b)            Following any termination of this Agreement without the Closing having occurred, (i) ICLK shall be responsible to pay, or cause to be paid, the ICLK Transaction Costs, (ii) DWM shall be responsible to pay, or cause to be paid, the DWM Transaction Costs, and (iii) DWM shall be responsible to pay, or cause to be paid, the Mutual Transaction Costs, provided that, if in connection with such termination the ICLK Termination Fee is payable pursuant to Section 9.3(a), then ICLK shall be responsible to pay, or cause to be paid, the Mutual Transaction Costs.

11.11       Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

11.12       Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

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11.13       Extension; Waiver. At any time prior to the Closing, ICLK (on behalf of and only with respect to the ICLK Parties) or DWM (on behalf of and only with respect to DWM) may, to the extent not prohibited by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations of another Party; (b) waive any inaccuracies in the representations and warranties made by another Party contained herein or in any document delivered by another Party pursuant hereto; and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

11.14       No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any liabilities or obligations of the Parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Legal Requirement or otherwise. The provisions of this Section 11.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 11.14. This Section 11.14 shall be binding on all successors and assigns of Parties.

11.15       Disclosure Letters and Exhibits. The DWM Disclosure Letter and the ICLK Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the DWM Disclosure Letter or the ICLK Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation and warranty of (i) DWM, or (ii) the ICLK Parties, as applicable, in this Agreement. Certain information set forth in the DWM Disclosure Letter and the ICLK Disclosure Letter is or may be included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the DWM Disclosure Letter or the ICLK Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the DWM Disclosure Letter or the ICLK Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in the DWM Disclosure Letter or the ICLK Disclosure Letter is or is not material for purposes of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

ICLK ICLICK INTERACTIVE ASIA GROUP LIMITED

By:	/s/ Wing Hong Sammy Hsieh
Name: Wing Hong Sammy Hsieh
Title: Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

MERGER SUB OVERLORD MERGER SUB LTD.

By:	/s/ Wing Hong Sammy Hsieh
Name: Wing Hong Sammy Hsieh
Authorised Signatory for and on behalf of iClick Interactive Asia Group Limited
Title: Sole Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

DWM AMBER DWM HOLDING LIMITED

By:	/s/ Junwei HUO
Name: Junwei HUO
Title: Director

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Lock-Up Agreement

Exhibit B

Form of Plan of Merger

Exhibit C

Form of ICLK A&R MAA

Exhibit D

Form of DWM Third A&R MAA

Schedule 1

DWM Asset Restructuring Plan

Schedule 2

ICLK Indebtedness

Schedule 3

DWM Indebtedness

ANNEX B

Plan of Merger

AGREED FORM

PLAN OF MERGER

THIS PLAN OF MERGER (the "Plan of Merger") is made on [•] 2024.

BETWEEN

(1)	Overlord Merger Sub Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, with its registered office situated at the offices of International Corporation Services Ltd, PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands (the "Merging Company");

(2)	Amber DWM Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, with its registered office situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the "Surviving Company", and, together with the Merging Company, the "Constituent Companies"); and

(3)	iClick Interactive Asia Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, with its registered office situated at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands ("ICLK").

WHEREAS

(a)	The Constituent Companies, and ICLK have entered into an agreement and plan of merger dated [•] 2024 (the "Merger Agreement"), pursuant to which, among other things, the Merging Company will merge with and into the Surviving Company, with the Surviving Company being the surviving company (the "Merger") in accordance with the terms and conditions set forth in the Merger Agreement.

(b)	The board of directors of each Constituent Company have approved the Merger and the terms and conditions of the Merger Agreement. Immediately upon the Merger becoming effective the undertaking, property and liabilities of the Merging Company will automatically vest in the Surviving Company, the Merging Company will cease to exist and the Surviving Company will continue as the surviving company. A copy of the Merger Agreement is attached as Annexure A to this Plan of Merger.

(c)	This Plan of Merger is made in accordance with Part XVI and in particular section 233 of the Companies Act (Revised) (the "Companies Act").

(d)	Terms used in this Plan of Merger and not otherwise defined shall have the meanings given to them in the Merger Agreement.

(e)	ICLK wishes to enter into this Plan of Merger solely for the purposes of clause 9(g).

W I T N E S S E T H

CONSTITUENT COMPANIES

1	The constituent companies (as defined in the Companies Act) to the Merger are the Merging Company and the Surviving Company.

NAME OF THE SURVIVING COMPANY

2	The Surviving Company will be the surviving company (as defined in the Companies Act) following the Merger.

3	Following the Merger the Surviving Company will continue to be named as Amber DWM Holding Limited.

REGISTERED OFFICE

4	The registered office of the Merging Company is situated at the offices of International Corporation Services Ltd, PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.

5	The registered office of the Surviving Company is at, and will remain at, the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

SHARES IN THE CONSTITUENT COMPANIES

6	Immediately prior to the Effective Time (as defined below), the authorized share capital of:

(a)	the Merging Company was US$50,000 divided into 5,000,000 shares of US$0.01 par value each, of which 1 share has been issued as fully paid; and

(b)	the Surviving Company was US$50,000 divided into (i) 1,999,990,000 Ordinary Shares, with par value of US$0.000025 each, and (ii) 10,000 Series A Preference Shares, with par value of US$0.000025 each, of which [202,100] Ordinary Shares and [8,400] Series A Preference Shares have been issued as fully paid.

7	Immediately following the Merger, at the Effective Time (as defined below):

(a)	each share of the Merging Company issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Company, which shall constitute the only issued and outstanding share capital of the Surviving Company following the Effective Time; and

(b)	the authorized share capital of the Surviving Company will be US$50,000 divided into 2,000,000,000 Ordinary Shares with par value of US$0.000025 each.

EFFECTIVE TIME

8	The Merger shall be effective on the date that this Plan of Merger is registered by the Cayman Registrar in accordance with section 233(13) of the Companies Act or such later date as the directors of the Constituent Companies may agree and specify in accordance with this Plan of Merger and the Companies Act (the "Effective Time").

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TERMS AND CONDITIONS OF THE MERGER

9	The terms and conditions of the Merger are set out in the Merger Agreement. At the Effective Time, and in accordance with the terms and conditions of the Merger Agreement and this Plan of Merger, the existing shares of the Constituent Companies will be treated as follows:

(a)	all shares issued and outstanding of the Surviving Company that are owned by ICLK, the Surviving Company, the Merging Company or any DWM Group Company immediately prior to the Effective Time (the "Excluded DWM Shares") shall automatically be surrendered and canceled and shall cease to exist, and no New Ordinary Shares or other consideration shall be delivered or deliverable in exchange therefor and each holder of any such Excluded DWM Shares shall cease to have any rights with respect thereto;

(b)	each share of the Surviving Company issued and outstanding as of immediately prior to the Effective Time (including such shares of the Surviving Company issued in the DWM Capital Restructuring, but excluding Dissenting Shares, which shall be treated in the manner set forth in section 3.3 of the Merger Agreement, and the Excluded DWM Shares being cancelled pursuant to section 3.1(a) of the Merger Agreement), by virtue of the Merger and upon the terms and subject to the conditions set forth in the Merger Agreement, shall be converted into and shall for all purposes represent only the right to receive (x) in the case of any share of the Surviving Company held by AB Founder HoldCo, a number of validly issued, fully paid and non-assessable New Class B Shares, and (y) in all other cases, a number of validly issued, fully paid and non-assessable New Class A Shares, in each case of (x) and (y), equal to (i) the DWM Per Share Value, divided by (ii) the ICLK Per Share Value (such New Class B Shares and New Class A Shares, as applicable, the “Per Share Merger Consideration”, and the aggregate amount of New Ordinary Shares to be issued pursuant to Section 3.1(b) of the Merger Agreement, the “Merger Consideration”). All of the shares of the Surviving Company converted into the right to receive the Merger Consideration shall no longer be outstanding and shall cease to exist, and each holder of such DWM Shares issued and outstanding as of immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Merger Consideration without interest;

(c)	each ordinary share of the Merging Company issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Company, which shall constitute the only issued and outstanding share capital of the Surviving Company following the Effective Time;

(d)	each ICLK Option, ICLK RSU and any other ICLK Equity Award that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, shall remain outstanding and shall remain subject to the terms and conditions of the ICLK Share Plans, and any relevant award agreements applicable to such equity plans; and

(e)	notwithstanding any provision of the Merger Agreement to the contrary and to the extent available under the Companies Act, including section 3.1 of the Merger Agreement, shares of the Surviving Company issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such shares in accordance with this paragraph, section 3.3 of the Merger Agreement and section 238 of the Companies Act and otherwise complied with all of the provisions of the Companies Act relevant to the exercise and perfection of dissenters’ rights (such shares of the Surviving Company being referred to collectively as the "Dissenting Shares" until such time as such holder fails to perfect or otherwise loses such holder’s dissenter’s rights under the Companies Act with respect to such shares of the Surviving Company, and holders of the Dissenting Shares collectively, the "Dissenting Shareholders") shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with section 238 of the Companies Act and such other rights as are granted by the Companies Act; provided, however, that if, after the Effective Time, any Dissenting Shareholder fails to validly exercise or perfect, withdraws or loses such holder’s right to appraisal pursuant to this paragraph, section 3.3 of the Merger Agreement and section 238 of the Companies Act or if a court of competent jurisdiction shall determine that such Dissenting Shareholder is not entitled to the relief provided by section 238 of the Companies Act, such shares of the Surviving Company shall be treated as if they had been cancelled and ceased to exist and they had been converted as of the Effective Time into the right to receive the Per Share Merger Consideration, if any, to which such Dissenting Shareholder is entitled pursuant to section 3.1 of the Merger Agreement, without interest thereon.

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For the avoidance of doubt, (i) the above summary is qualified in its entirety by reference to the complete text of the Merger Agreement and (ii) in the event of any conflict or inconsistency between the above summary and any provision of the Merger Agreement or any other provision of this Plan of Merger, the provision(s) of the Merger Agreement or the other provision(s) of this Plan of Merger, as applicable, shall prevail to the extent of such conflict or inconsistency.

(f)	At the Effective Time, the Merging Company will be struck from the Register of Companies of the Cayman Islands.

(g)	ICLK undertakes and agrees (it being acknowledged that ICLK will be the sole shareholder of the Surviving Company after the Merger) to issue the Merger Consideration in accordance with the terms of the Merger Agreement and this Plan of Merger.

RIGHTS AND RESTRICTIONS ATTACHING TO THE SHARES OF THE SURVIVING COMPANY

10	Following the Merger, the rights and restrictions attaching to the shares in the capital of the Surviving Company will be as detailed in the amended and restated memorandum and articles of association of the Surviving Company attached at Annexure B hereto.

PROPERTY

11	At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company in accordance with section 236(1)(b) of the Companies Act, and the Surviving Company will become liable for and subject, in the same manner as the Merging Company, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of the Merging Company in accordance with section 236(1)(c) of the Companies Act.

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MEMORANDUM AND ARTICLES OF ASSOCIATION

12	At the Effective Time, by virtue of the Merger, the existing memorandum and articles of association of the Surviving Company shall be amended and restated by the deletion of the then-current memorandum and articles of association of the Surviving Company in their entirety and the substitution in their place of the third amended and restated memorandum and articles of association of the Surviving Company attached at Annexure B hereto.

DIRECTORS BENEFITS

13	There are no amounts or benefits paid or payable to any director of either of the Constituent Companies or the Surviving Company consequent upon the Merger.

SECURED CREDITORS

14	(a)	the Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger; and

(b)	the Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

DIRECTORS OF THE SURVIVING COMPANY

15	The name and address of the directors of the Surviving Company immediately prior to the Merger are as follows:

NAME	ADDRESS
Yi Bao
Junwei Huo
Yuao Wu

The name and address of the directors of the Surviving Company immediately following the Merger will be as follows:

NAME	ADDRESS
Yi Bao
Junwei Huo
Yuao Wu

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RIGHT OF TERMINATION

16	At any time prior to the Effective Time, this Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Merger Agreement and section 235(1) of the Companies Act.

AMENDMENTS

17	At any time prior to the Effective Time, this Plan of Merger may be amended by the board of directors of both the Merging Company and the Surviving Company in accordance with section 235(1) of the Companies Act, including to effect any other changes to this Plan of Merger which the respective directors of both the Merging Company and the Surviving Company deem advisable, provided, that such changes do not materially adversely affect any rights of the shareholders of the Merging Company or the Surviving Company, as determined by the directors of both the Merging Company and the Surviving Company, respectively.

APPROVAL AND AUTHORIZATION

18	This Plan of Merger has been approved by the directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Companies Act.

19	This Plan of Merger has been authorized by the shareholders of each of the Surviving Company and the Merging Company by way of a special resolution pursuant to section 233(6) of the Companies Act.

COUNTERPARTS

20	This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

21	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands. The Constituent Companies hereby agree to submit any dispute arising from this Plan of Merger to the exclusive jurisdiction of the courts of the Cayman Islands.

[signature page follows]

6

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

Merging Company Signed for and on behalf of Overlord Merger Sub Ltd. Wing Hong Sammy Hsieh Authorised Signatory for and on behalf of iClick Interactive Asia Group Limited, Sole Director
Surviving Company Signed for and on behalf of Amber DWM Holding Limited [•] Director
Signed for and on behalf of iClick Interactive Asia Group Limited [•] Director

ANNEXURE A

AGREEMENT AND PLAN OF MERGER

ANNEXURE B

THIRD AMENDED AND RESTATED

Memorandum and Articles

of Association

of the Surviving Company

ANNEX C

Tenth Amended and Restated Memorandum and Articles of Association of ICLK

AGREED FORM

THE COMPANIES ACT (AS REVISED)

EXEMPTED COMPANY LIMITED BY SHARES

TENTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

[•]

(Adopted by way of a special resolution passed on [ ] and effective [ ])

1.	The name of the Company is Amber International Holding Limited

2.	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

3.	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted.

4.	Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of the Act.

5.	Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.

6.	The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such member’s shares.
8.	The share capital of the Company is US$1,300,000 divided into 1,300,000,000 shares of a nominal or par value of US$0.001, of which 1,191,000,000 shares shall be designated as Class A ordinary shares, 109,000,000 shares shall be designated as Class B ordinary shares and provided always that the Directors may, in their absolute discretion and without the approval of the Members, create and designate out of the unissued shares of the Company (including unissued Class A Ordinary Shares but excluding unissued Class B Ordinary Shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as the Directors may determine.

9.	The Company may exercise the power contained in the Act to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

THE COMPANIES ACT (AS REVISED)

EXEMPTED COMPANY LIMITED BY SHARES

TENTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

[•]

(Adopted by way of a special resolution passed on [ ] and effective [ ])

INDEX
SUBJECT	Article No.
Table A	1
Interpretation	2
Share Capital	3
Alteration of Capital	4-7
Share Rights	8-9
Variation of Rights	10-11
Shares	12-15
Share Certificates	16-21
Lien	22-24
Calls On Shares	25-33
Forfeiture of Shares	34-42
Register of Members	43-44
Record Dates	45
Transfer of Shares	46-51
Transmission of Shares	52-54
Untraceable Members	55
General Meetings	56-58
Notice of General Meetings	59-60
Proceedings at General Meetings	61-65
Voting	66-77
Proxies	78-83
Corporations Acting By Representatives	84
Board of Directors	85
Retirement of Directors	88
Disqualification of Directors	88
Alternate Directors	89-92
Directors’ Fees and Expenses	93-96
Directors’ Interests	97-100
General Powers of The Directors	101-106
Borrowing Powers	107-110
Proceedings of The Directors	111-120
[DELETED]	121-122
Officers	124-127
Register of Directors and Officers	128
Minutes	129
Seal	130
Authentication of Documents	131
Destruction of Documents	132
Dividends and Other Payments	133-142
Reserves	143
Capitalisation	144-145
Subscription Rights Reserve	146
Accounting Records	147-151
Audit	152-157
Notices	158-160
Signatures	161
Winding Up	162-163
Indemnity	164
Amendment to Memorandum and Articles of Association and Name of Company	165
Information	166
Merger and Consolidation	167
Change of Control Event	168
Financial Year	169

INTERPRETATION

TABLE A

1.	The regulations in Table A in the Schedule to the Act do not apply to the Company.

INTERPRETATION

2.	(1) In these Articles, unless the context otherwise requires, the words standing in the first column of the following table shall bear the meaning set opposite them respectively in the second column.

WORD	MEANING

“Act”	the Companies Act (As Revised) of the Cayman Islands.

“Affiliate”	in respect of a person, any other person that, directly or indirectly, through (1) one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing and the trustee or administrator of such trust (in their capacity as such trustee or administrator), and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity.

“Articles”	these Articles in their present form or as supplemented or amended or substituted from time to time.

“as converted basis”	the number of votes to which the holder of the Class B Ordinary Shares would be entitled if such holder converted the Class B Ordinary Shares at the then effective Conversion Rate on the record date in respect of the meeting at which any poll is taken or, if no record date is established, the date any poll is taken.

“Auditor”	the independent auditor of the Company which shall be an internationally recognized firm of independent accountants.

“Automatic Conversion Date”	the Business Day on which the first Automatic Conversion Event occurs.

“Automatic Conversion Event”	with respect to each Class B Ordinary Share in issue, the first to occur of (i) any sale, transfer, assignment or disposition of such Class B Ordinary Share by its registered holder or Beneficial Owner to any person who is not an Affiliate of such registered holder or Beneficial Owner, or (ii) any event (including but not limited to any issuance of additional Class B Ordinary Shares by the Company) that causes the ultimate Beneficial Owner of such Class B Ordinary Share to cease to beneficially own more than 5% of the Company's total outstanding Class B Ordinary Shares.

“Beneficial Ownership”	shall have the meaning given to such term as defined in Rule 13d-3 under the Securities Exchange Act, and be calculated on an as converted basis. The terms “Beneficially Own”, “Beneficially Owned” and “Beneficial Owner” shall each have a correlative meaning.

“Board” or “Directors”	the board of directors of the Company or the directors present at a meeting of directors of the Company at which a quorum is present.

“Business Day”	shall mean a day on which the Designated Stock Exchange generally is open for the business of dealing in securities in the Unites States of America.

“Capital”	the share capital from time to time of the Company.

“Cause”	a conviction for a criminal offence involving dishonesty or engaging in conduct which brings the Director or the Company into disrepute or which results in material financial detriment to the Company.

“Class A Ordinary Shares”	class A ordinary shares of par value US$0.001 each of the Company having the rights set out in these Articles.

“Class B Ordinary Shares”	class B ordinary shares of par value US$0.001 each of the Company having the rights set out in these Articles.

“clear days”	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

“clearing house”	a clearing house recognised by the laws of the jurisdiction in which the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Company”	Amber International Holding Limited

“competent regulatory authority”	a competent regulatory authority in the territory where the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory.

“Conversion Date”	in respect of a Conversion Notice means the Business Day on which that Conversion Notice is delivered.

“Conversion Notice”	a written notice delivered to the Company at its Office (and as otherwise stated therein) stating that a holder of Class B Ordinary Shares elects to convert the number of Class B Ordinary Shares specified therein pursuant to Article 9.

“Conversion Number”	in relation to any Class B Ordinary Shares, such number of Class A Ordinary Shares as may, upon exercise of the Conversion Right, be issued at the Conversion Rate in force on the relevant Conversion Date.

“Conversion Rate”	at any time, on a 1 : 1 basis, subject to adjustment in accordance with Article 9(b).

“Conversion Right”	in respect of a Class B Ordinary Share means the right of its holder, subject to the provisions of the Articles and to any applicable fiscal or other laws or regulations including the Act, to convert all or any of its Class B Ordinary Shares, into the Conversion Number of Class A Ordinary Shares.

“debenture” and “debenture holder”	include debenture stock and debenture stockholder respectively.

“Designated Stock Exchange”	the stock exchange in the United States on which any Ordinary Shares or American depositary shares representing the Ordinary Shares are listed for trading.

“Designated Stock Exchange Rules”	the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Ordinary Shares or American depositary shares representing the Ordinary Shares on the Designated Stock Exchange.

“dollars” and “$”	dollars, the legal currency of the United States of America.

“head office”	such office of the Company as the Directors may from time to time determine to be the principal office of the Company.

“Member”	a duly registered holder from time to time of the shares in the capital of the Company.

“month”	a calendar month.

“Notice”	written notice unless otherwise specifically stated and as further defined in these Articles.

“Office”	the registered office of the Company for the time being.

“ordinary resolution”	means a resolution:
(a) passed by a simple majority of the votes cast by such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and in computing a majority where a poll is taken, regard shall be had to the number of votes to which each Member is entitled; or (b) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Shares”	means the Class A Ordinary Shares and the Class B Ordinary Shares

“paid up”	paid up or credited as paid up.

“Register”	the principal register and where applicable, any branch register of Members of the Company to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time.

“Registration Office”	in respect of any class of share capital such place as the Board may from time to time determine to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered.

“SEC”	the United States Securities and Exchange Commission.

“Securities Exchange Act”	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Seal”	common seal or any one or more duplicate seals of the Company (including a securities seal) for use in the Cayman Islands or in any place outside the Cayman Islands.

“Secretary”	any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.

“special resolution”	means a special resolution of the Company passed in accordance with the Act, being a resolution:

(a) passed by a majority of not less than two-thirds of the votes of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and in computing a majority where a poll is taken, regard shall be had to the number of votes to which each Member is entitled; or

(b) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Statutes”	the Act and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting the Company, its Memorandum of Association and/or these Articles.

“year”	a calendar year.

(2)	In these Articles, unless there be something within the subject or context inconsistent with such construction:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include both gender and the neuter;

(c)	words importing persons include companies, associations and bodies of persons whether corporate or not;

(d)	the words:

(i)	“may” shall be construed as permissive;

(ii)	“shall” or “will” shall be construed as imperative;

(e)

expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member’s election comply with all applicable Statutes, rules and regulations;

(f)	references to any law, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force;

(g)	save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Articles if not inconsistent with the subject in the context;

(h)	references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not;

(i)	Section 8 of the Electronic Transactions Act (As Revised) of the Cayman Islands, as amended from time to time, shall not apply to these Articles to the extent it imposes obligations or requirements in addition to those set out in these Articles.

SHARE CAPITAL

3.	(1)	The share capital of the Company at the date on which these Articles come into effect shall be divided into shares of a par value of US$0.001 each.

(2)	Subject to the Act, the Company’s Memorandum and Articles of Association and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, any power of the Company to purchase or otherwise acquire its own shares shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it thinks fit.

(3)	No share shall be issued to bearer.

ALTERATION OF CAPITAL

4.	The Company may from time to time by ordinary resolution in accordance with the Act alter the conditions of its Memorandum of Association to:

(a)	increase its capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

(b)	consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(c)	without prejudice to the powers of the Board under Article 12, divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, subject to Article 9(e), where a class of shares has been authorised by the Company no resolution of the Company in general meeting is required for the issuance of shares of that class and the Directors may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such shares;

(d)	sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the Act), and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares;

(e)	cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

5.	The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the last preceding Article and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

6.	The Company may from time to time by special resolution, subject to any confirmation or consent required by the Act, reduce its share capital or any capital redemption reserve in any manner permitted by law.

7.	Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

SHARE RIGHTS

8.	(1)

Subject to the provisions of the Act, the rules of the Designated Stock Exchange and the Memorandum and Articles of Association (including Article 9(e)) and to any special rights conferred on the holders of any shares or class of shares, and without prejudice to Article 12 hereof, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

(2)	Subject to the Act, any preferred shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder thereof, are to be redeemed or are liable to be redeemed on such terms and in such manner as the Directors may in their absolute discretion determine.

9.	Subject to Article 8(1), Article 9(e), the Memorandum of Association and any resolution of the Members to the contrary and without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares, the share capital of the Company shall be divided into Class A Ordinary Shares and Class B Ordinary Share provided always that the Directors may, in their absolute discretion and without the approval of the Members, create and designate out of the unissued shares of the Company (including unissued Class A Ordinary Shares but excluding unissued Class B Ordinary Shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as the Directors may determine. The Class A Ordinary Shares and Class B Ordinary Shares shall carry equal rights and rank pari passu with one another other than as set out below.

(a)	As regards conversion from Class B Ordinary Shares to Class A Ordinary Shares

(i)	Subject to the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, including the Act), (A) the Class B Ordinary Shares shall be subject to automatic conversion on the Automatic Conversion Date; and (B) a holder of Class B Ordinary Shares shall have the Conversion Right in respect of each Class B Ordinary Share. Any and all taxes and stamp, issue and registration duties (if any) arising on any conversion (whether automatic or optional) shall be borne by the Company.

(ii)	Subject to the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, including the Act), each Class B Ordinary Share shall be converted at any time after issue and without the payment of any additional sum, into such number of fully paid Class A Ordinary Shares calculated at the Conversion Rate then in effect EITHER :

(A)	at the option of the holder. Such conversion shall take effect on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B Ordinary Shares and such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require); OR

(B)	automatically. Such conversion shall take effect on the Automatic Conversion Date, and a Conversion Notice shall not be required to be delivered to the Company give effect to such automatic conversion.

(iii)	To the extent the Conversion Rate is one Class A Ordinary Share for one Class B Ordinary Share, on the Conversion Date or the Automatic Conversion Date, as the case may be, every Class B Ordinary Share shall automatically be re-designated and re-classified as a Class A Ordinary Share with such rights and restrictions attached to and shall rank pari passu in all respects with the Class A Ordinary Shares then in issue.

(iv)	If the Conversion Rate is not on a one for one basis, the conversion shall take effect in such manner permitted by law (including, without limitation, by way of repurchase set out in Section 37 of the Act).

(v)	Subject to the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, including the Act), on the Conversion Date or the Automatic Conversion Date, as the case may be, the Company shall allot and issue the relevant Class A Ordinary Shares to the converting Member, repurchase and cancel the relevant Class B Ordinary Shares, enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares as the holder of the relevant number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the Register of Members and shall procure that certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares, are issued to the holders of the Class A Ordinary Shares and Class B Ordinary Shares, as the case may be.

(vi)	Until such time as the Class B Ordinary Shares have been converted into Class A Ordinary Shares the Company shall:

(1)	at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights out of its authorised but unissued share capital, such number of authorised but unissued Class A Ordinary Shares as would enable all Class B Ordinary Shares to be converted, re-designated or re-classified into Class A Ordinary Shares and any other rights of conversion into, subscription for or exchange into Class A Ordinary Shares to be satisfied in full;

(2)	maintain such amounts standing to the credit of its share premium and share capital accounts as to permit the conversion of the Class B Ordinary Shares into Class A Ordinary Shares by way of repurchase pursuant to Section 37 of the Act; and

(3)	not make any issue, grant or distribution or take any other action if the effect would be that on the conversion, re-designation or re-classification of the Class B Ordinary Shares to Class A Ordinary Shares it would be required to issue Class A Ordinary Shares at a price lower than the par value thereof.

(b)	Adjustments of Conversion Rate

(i)	Subject as herein provided, the Conversion Rate shall from time to time be adjusted in accordance with the following relevant provisions.

(ii)	If and whenever a Class A Ordinary Share by reason of any consolidation or sub-division becomes of a different nominal amount, the Conversion Rate in force immediately prior thereto shall be adjusted by multiplying it by the revised nominal amount and dividing the result by the former nominal amount. Within two (2) Business Days of any such adjustment the Company will send to the holder of Class B Ordinary Shares a certificate signed by a Director of the Company setting forth brief particulars of the event giving rise to the adjustment, the Conversion Rate in effect prior to such adjustment, the adjusted Conversion Rate on the effective date of the adjustment. Each such adjustment shall be effective from the close of business in United States of America on the day preceding the date on which the consolidation or sub-division becomes effective.

(c)	As regards Voting Rights

(i)	At all times during the period from the coming into effect of these Articles, each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company only when voting on a poll is taken, and each Class B ordinary share shall be entitled to thirty (30) votes on all matters subject to vote at general meetings of the Company only when voting on a poll is taken.

(ii)	Unless otherwise required under applicable laws in the Cayman Islands, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members.

(d)	As regards Transfers of Class B Ordinary Shares

Upon any sale, transfer, assignment or disposition of Beneficial Ownership of any Class B Ordinary Share by a holder or a Beneficial Owner of such Class B Ordinary Share to any person who is not (i) the registered holder or Beneficial Owner of Class B Ordinary Shares or (ii) an Affiliate of the registered holder or Beneficial Owner of such Class B Ordinary Share being transferred, assigned or disposed of, such Class B Ordinary Share shall automatically convert into one (1) Class A Ordinary Share upon the completion of such transfer, assignment or disposition, subject to adjustments of Conversion Rate as set out in Article 9(b). For the avoidance of doubt, (i) a transfer shall be effective upon the registration of such transfer in the Register; (ii) an assignment or disposition shall be effective upon completion of the contractual arrangements applicable to the relevant Member or beneficial owner; and (iii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a Member’s contractual or legal obligations shall not be deemed to be a transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and such enforcement results in the third party becoming the registered holder of the relevant Class B Ordinary Shares, in which case all such Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares, subject to adjustments of Conversion Rate as set out in Article 9(b).

(e)	As regards Issuance of Class B Ordinary Shares

The Board shall not issue Class B Ordinary Shares and options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive Class B Ordinary Shares in the absence of a special resolution of the Members in general meeting approving such issuance.

VARIATION OF RIGHTS

10.	Subject to the Act and without prejudice to Article 8, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting, all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a)	the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be two Members (or in the case of a Member being a corporation, its duly authorised representative);

(b)	every holder of shares of the class shall be entitled on a poll to one vote for every share of such class held by him; and

(c)	any holder of shares of the class present in person or by proxy or authorised representative may demand a poll.

11.	The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

SHARES

12.	(1)

Subject to the Act, these Articles and, where applicable, the rules of the Designated Stock Exchange and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount. In particular and without prejudice to the generality of the foregoing, the Board is hereby empowered to authorise by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by Act. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series.

(2)	Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of Members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares of or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorised by and complying with the conditions of the Memorandum and Articles of Association.

(3)	Subject to Article 9(e), the Board may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

13.

The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Act. Subject to the Act, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

14.	Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

15.	Subject to the Act and these Articles, the Board may at any time after the allotment of shares but before any person has been entered in the Register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

SHARE CERTIFICATES

16.	Every share certificate shall be issued under the Seal or a facsimile thereof and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine. No certificate shall be issued representing shares of more than one class. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

17.	(1)	In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(2)

Where a share stands in the names of two or more persons, the person first named in the Register shall as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the shares, be deemed the sole holder thereof.

18.	Every person whose name is entered, upon an allotment of shares, as a Member in the Register shall be entitled, without payment, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board from time to time determines.

19.	Share certificates shall be issued within the relevant time limit as prescribed by the Act or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

20.	(1)	Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2)	The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

21.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued to the relevant Member upon request and on payment of such fee as the Company may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of damage or defacement, on delivery of the old certificate to the Company provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Board has determined that the original has been destroyed.

LIEN

22.	The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share. The Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a Member (whether or not jointly with other Members) for all amounts of money presently payable by such Member or his estate to the Company whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member of the Company or not. The Company’s lien on a share shall extend to all dividends or other moneys payable thereon or in respect thereof. The Board may at any time, generally or in any particular case, waive any lien that has arisen or declare any share exempt in whole or in part, from the provisions of this Article.

23.

Subject to these Articles, the Company may sell in such manner as the Board determines any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged nor until the expiration of fourteen (14) clear days after a notice in writing, stating and demanding payment of the sum presently payable, or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of the intention to sell in default, has been served on the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

24.	The net proceeds of the sale shall be received by the Company and applied in or towards payment or discharge of the debt or liability in respect of which the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person entitled to the share at the time of the sale. To give effect to any such sale the Board may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

25.	Subject to these Articles and to the terms of allotment, the Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal or par value of the shares or by way of premium), and each Member shall (subject to being given at least fourteen (14) clear days’ Notice specifying the time and place of payment) pay to the Company as required by such notice the amount called on his shares. A call may be extended, postponed or revoked in whole or in part as the Board determines but no member shall be entitled to any such extension, postponement or revocation except as a matter of grace and favour.

26.	A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed and may be made payable either in one lump sum or by instalments.

27.	A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable to pay all calls and instalments due in respect thereof or other moneys due in respect thereof.

28.

If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the amount unpaid from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board may determine, but the Board may in its absolute discretion waive payment of such interest wholly or in part.

29.	No Member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another Member) at any general meeting either personally or by proxy, or be reckoned in a quorum, or exercise any other privilege as a Member until all calls or instalments due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

30.	On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the Member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

31.	Any amount payable in respect of a share upon allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and payable on the date fixed for payment and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

32.	On the issue of shares the Board may differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

33.

The Board may, if it thinks fit, receive from any Member willing to advance the same, and either in money or money’s worth, all or any part of the moneys uncalled and unpaid or instalments payable upon any shares held by him and upon all or any of the moneys so advanced (until the same would, but for such advance, become presently payable) pay interest at such rate (if any) as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such Member not less than one month’s Notice of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. Such payment in advance shall not entitle the holder of such share or shares to participate in respect thereof in a dividend subsequently declared.

FORFEITURE OF SHARES

34.	(1)	If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen (14) clear days’ Notice:

(a)	requiring payment of the amount unpaid together with any interest which may have accrued and which may still accrue up to the date of actual payment; and

(b)	stating that if the Notice is not complied with the shares on which the call was made will be liable to be forfeited.

(2)	If the requirements of any such Notice are not complied with, any share in respect of which such Notice has been given may at any time thereafter, before payment of all calls and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect, and such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share but not actually paid before the forfeiture.

35.	When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share. No forfeiture shall be invalidated by any omission or neglect to give such Notice.

36.	The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Articles to forfeiture will include surrender.

37.

Any share so forfeited shall be deemed the property of the Company and may be sold, re-allotted or otherwise disposed of to such person, upon such terms and in such manner as the Board determines, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board determines.

38.	A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares but nevertheless shall remain liable to pay the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares, with (if the Directors shall in their discretion so require) interest thereon from the date of forfeiture until payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board determines. The Board may enforce payment thereof if it thinks fit, and without any deduction or allowance for the value of the forfeited shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

39.

A declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and such declaration shall (subject to the execution of an instrument of transfer by the Company if necessary) constitute a good title to the share, and the person to whom the share is disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any), nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture, sale or disposal of the share. When any share shall have been forfeited, notice of the declaration shall be given to the Member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

40.	Notwithstanding any such forfeiture as aforesaid, the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, permit the shares forfeited to be bought back upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

41.	The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

42.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTER OF MEMBERS

43.	(1)	The Company shall keep in one or more books a Register of its Members and shall enter therein the following particulars, that is to say:

(a)	the name and address of each Member, the number and class of shares held by him and the amount paid or agreed to be considered as paid on such shares;

(b)	the date on which each person was entered in the Register; and

(c)	the date on which any person ceased to be a Member.

(2)

The Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

(3)

The title to shares listed on a Designated Stock Exchange may be evidenced and transferred in accordance with the laws applicable to the Designated Stock Exchange Rules and, for these purposes, the Register of Members may be maintained in accordance with section 40B of the Act.

44.	The Register and branch register of Members, as the case may be, shall be open to inspection for such times and on such days as the Board shall determine by Members without charge or by any other person, at the Office or Registration Office or such other place at which the Register is kept in accordance with the Act. The Register including any overseas or local or other branch register of Members may, after compliance with any notice requirement of the Designated Stock Exchange, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

RECORD DATES

45.	For the purpose of determining the Members entitled to notice of or to vote at any general meeting, or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board may fix, in advance, a date as the record date for any such determination of Members, which date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other such action.

If the Board does not fix a record date for any general meeting, the record date for determining the Members entitled to a notice of or to vote at such meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if in accordance with these Articles notice is waived, at the close of business on the day next preceding the day on which the meeting is held. The record date for determining the Members for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of the Members of record entitled to notice of or to vote at a meeting of the Members shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

TRANSFER OF SHARES

46.	Subject to these Articles including, without limitation, in the case of Class B Ordinary Shares, Article 9(d), any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

47	The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to the last preceding Article, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

48.	(1)	The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share (not being a fully paid up share) on which the Company has a lien.

(2)	The Board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.

(3)	Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place at which the Register is kept in accordance with the Act.

49.	Without limiting the generality of the last preceding Article, the Board may decline to recognise any instrument of transfer unless:-

(a)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(b)	the instrument of transfer is in respect of only one class of share;

(c)	the instrument of transfer is lodged at the Office or such other place at which the Register is kept in accordance with the Act or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(d)	if applicable, the instrument of transfer is duly and properly stamped.

50.	If the Board refuses to register a transfer of any share, it shall, within three months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal.

51.	The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the Designated Stock Exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

TRANSMISSION OF SHARES

52.	If a Member dies, the survivor or survivors where the deceased was a joint holder, and his legal personal representatives where he was a sole or only surviving holder, will be the only persons recognised by the Company as having any title to his interest in the shares; but nothing in this Article will release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

53.	Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a Member may, upon such evidence as to his title being produced as may be required by the Board, elect either to become the holder of the share or to have some person nominated by him registered as the transferee thereof. If he elects to become the holder he shall notify the Company in writing either at the Registration Office or Office, as the case may be, to that effect. If he elects to have another person registered he shall execute a transfer of the share in favour of that person. The provisions of these Articles relating to the transfer and registration of transfers of shares shall apply to such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by such Member.

54.	A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 74(2) being met, such a person may vote at meetings.

UNTRACEABLE MEMBERS

55.	(1)	Without prejudice to the rights of the Company under paragraph (2) of this Article, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

(2)	The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

(a)	all cheques or warrants in respect of dividends of the shares in question, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of the Company have remained uncashed;

(b)	so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c)	the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purpose of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

(3)	To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

GENERAL MEETINGS

56.	The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Board.

57.	Each general meeting, other than an annual general meeting, shall be called an extraordinary general meeting. General meetings may be held at such times and in any location in the world as may be determined by the Board.

58.	(1)	A majority of the Board or the Chairman of the Board may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as such person or persons shall determine.

(2)	The Directors shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company. A Members’ requisition is a requisition of one or more Members holding at the date of deposit of the requisition not less than [ten per cent. (10%)] of the voting rights, on a one vote per share basis, of the issued shares which as at that date carry the right to vote at general meetings of the Company. The Members’ requisition must state the objects and the resolutions to be added to the agenda of the meeting and must be signed by the requisitionist(s) and deposited at the principal office of the Company or, in the event the Company ceases to have such a principal office, the Office, and may consist of several documents in like form each signed by one or more requisitionist(s). Any such meeting shall be held within two (2) months after the deposit of such requisition. If within ten (10) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

NOTICE OF GENERAL MEETINGS

59.	(1)	An annual general meeting and any extraordinary general meeting may be called by not less than ten (10) clear days’ Notice but a general meeting may be called by shorter notice, subject to the Act, if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b)	in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than 50% in nominal value of the issued shares giving that right.

(2)	The notice shall specify the time and place of the meeting and, in case of special business, the general nature of the business. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors and the Auditors.

60.	The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

61.	(1)	All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the Directors or of the Company’s auditors, the appointment and removal of Directors and the fixing of the remuneration of the Company’s auditors.

(2)

No business shall be transacted at any general meeting unless a quorum is present at the commencement of the business. At any general meeting of the Company, two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative throughout the meeting shall form a quorum for all purposes.

(3)

If the Directors wish to make electronic facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone, electronic or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

62.	If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the Board may determine. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

63.	The Chairman of the Board shall preside as chairman at every general meeting. If at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, or if the chairman chosen shall retire from the chair, the Members present in person or by proxy and entitled to vote shall elect one of their number to be chairman.

64.	The chairman may adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days’ notice of the adjourned meeting shall be given specifying the time and place of the adjourned meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall be unnecessary to give notice of an adjournment.

65.	If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

VOTING

66.	Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles including, without limitation, Article 9(c), at any general meeting on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share.

67.	A resolution put to the vote of a meeting shall be decided by way of a poll save that the chairman of the meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every Member present in person (or being a corporation, is present by a duly authorised representative), or by proxy(ies) shall have one vote provided that where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. For purposes of this Article, procedural and administrative matters are those that (i) are not on the agenda of the general meeting or in any supplementary circular that may be issued by the Company to its Members; and (ii) relate to the chairman’s duties to maintain the orderly conduct of the meeting and/or allow the business of the meeting to be properly and effectively dealt with, whilst allowing all Members a reasonable opportunity to express their views.

68.	Where a show of hands is allowed, before or on the declaration of the result of the show of hands, a poll may be demanded:

(a)	by at least three Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(b)	by a Member or Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(c)	by a Member or Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by the Member.

69.	Where a resolution is voted on by a show of hands, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the facts without proof of the number or proportion of the votes recorded for or against the resolution. The result of the poll shall be deemed to be the resolution of the meeting. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the Designated Stock Exchange.

70.	On a poll votes may be given either personally or by proxy.

71.	A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

72.	Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles including, without limitation, Article 9(c), all questions submitted to a general meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles or by the Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of such general meeting shall not be entitled to a second or casting vote in addition to any other vote he may have.

73.	Where there are joint holders of any share any one of such joint holder may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

74.	(1)	A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of general meetings, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office, head office or Registration Office, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting, or adjourned meeting or poll, as the case may be.

(2)	Any person entitled under Article 54 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that forty-eight (48) hours at least before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his entitlement to such shares, or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

75.	No Member shall, unless the Board otherwise determines, be entitled to attend and vote and to be reckoned in a quorum at any general meeting unless he is duly registered and all calls or other sums presently payable by him in respect of shares in the Company have been paid.

76.	If:

(a)	any objection shall be raised to the qualification of any voter; or

(b)	any votes have been counted which ought not to have been counted or which might have been rejected; or

(c)	any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

77.	A resolution in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

PROXIES

78.	Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.

79.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorised to sign such instrument of proxy on behalf of the corporation without further evidence of the facts.

80.	The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be appropriate) not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four (24) hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve (12) months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

81.	Instruments of proxy shall be in any common form or in such other form as the Board may approve (provided that this shall not preclude the use of the two-way form) and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

82.	A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office or the Registration Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) two hours at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

83.	Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATIONS ACTING BY REPRESENTATIVES

84.	(1)	Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

(2)	If a clearing house (or its nominee(s)) or a central depository entity, being a corporation, is a Member, it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house or central depository entity (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house or a central depository entity (or its nominee(s)) including the right to vote individually on a show of hands.

(3)	Any reference in these Articles to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Article.

BOARD OF DIRECTORS

85.	(1)	Unless otherwise determined by special resolution of the Members in general meeting, the number of Directors shall be no more than nine (9), with the exact number of Directors to be determined from time to time by the Board. A majority of the Directors then in office shall have the power from time to time to appoint any person as director to fill in a casual vacancy or as an addition to the existing Board (subject to the maximum size of the Board) and any Directors so appointed by the Board shall hold office only until the next following annual general meeting and shall then be eligible for re-election or re-appointment by the Board. The Company may by ordinary resolution appoint any person to be a Director.

(2)	The Board of Directors shall have a Chairman of the Board of Directors (the “Chairman of the Board”) elected and appointed by a majority of the Directors then in office. The removal of the Chairman of the Board will be determined by ordinary resolutions of the Members.

(3)	No Director shall be required to hold any shares of the Company by way of qualification and a Director who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(4)	Any Director may be removed by way of (i) an ordinary resolution of the Members at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement); or (ii) resolution of the Board provided that such removal is for Cause.

(5)	A vacancy on the Board created by the removal of a Director under the provisions of subparagraph (4) above may be filled by the election or appointment by resolution of the Board.

DISQUALIFICATION OF DIRECTORS

88.	The office of a Director shall be vacated if the Director:

(1)	resigns his office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board;

(2)	becomes of unsound mind or dies;

(3)	without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board re-solves that his office be vacated; or

(4)	becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(5)	is prohibited by law from being a Director; or

(6)	ceases to be a Director by virtue of any provision of the Statutes or is removed from office pursuant to these Articles.

ALTERNATE DIRECTORS

89.	Any Director may at any time by Notice delivered to the Office or head office or at a meeting of the Directors appoint any person (including another Director) to be his alternate Director. Any person so appointed shall have all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present. An alternate Director may be removed at any time by the body which appointed him and, subject thereto, the office of alternate Director shall continue until the happening of any event which, if he were a Director, would cause him to vacate such office or if his appointer ceases for any reason to be a Director. Any appointment or removal of an alternate Director shall be effected by Notice signed by the appointor and delivered to the Office or head office or tendered at a meeting of the Board. An alternate Director may also be a Director in his own right and may act as alternate to more than one Director. An alternate Director shall, if his appointor so requests, be entitled to receive notices of meetings of the Board or of committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he were a Director save that as an alternate for more than one Director his voting rights shall be cumulative.

90.	An alternate Director shall only be a Director for the purposes of the Act and shall only be subject to the provisions of the Act insofar as they relate to the duties and obligations of a Director when performing the functions of the Director for whom he is appointed in the alternative and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him. An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company any fee in his capacity as an alternate Director except only such part, if any, of the remuneration otherwise payable to his appointor as such appointor may by Notice to the Company from time to time direct.

91.	Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). If his appointor is for the time being not available or unable to act, the signature of an alternate Director to any resolution in writing of the Board or a committee of the Board of which his appointor is a member shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor.

92.	An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director, however, such alternate Director or any other person may be re-appointed by the Directors to serve as an alternate Director PROVIDED always that, if at any meeting any Director retires but is re-elected at the same meeting, any appointment of such alternate Director pursuant to these Articles which was in force immediately before his retirement shall remain in force as though he had not retired.

DIRECTORS’ FEES AND EXPENSES

93.	Subject to the rules of the Designated Exchange, the Directors shall receive such remuneration as the Board may from time to time determine.

94.	Each Director shall be entitled to be repaid or prepaid all travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

95.	Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

96.	Subject to the rules of the Designated Exchange, the Board may, without the approval of the Company in general meeting, make payments to any Director or past Director of the Company by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being payment to which the Director is contractually entitled).

DIRECTORS’ INTERESTS

97.	A Director may:

(a)	hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b)	act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c)	continue to be or become a director, or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, or other officers of such company) or voting or providing for the payment of remuneration to the director, or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

98.	Subject to the Act and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 99 herein.

99.	A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general Notice to the Board by a Director to the effect that:

(a)	he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

(b)	he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified person who is connected with him; shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

100.	Following a declaration being made pursuant to the last preceding two Articles, subject to applicable law or the listing rules of the Company’s Designated Stock Exchange, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

GENERAL POWERS OF THE DIRECTORS

101	(1)	Subject to these Articles, the business of the Company shall be managed and conducted by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Statutes and of these Articles and to such regulations being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article (other than as set out in Articles 9(c) and 9(e)).

(2)	Any person contracting or dealing with the Company in the ordinary course of business shall be entitled to rely on any written or oral contract or agreement or deed, document or instrument entered into or executed as the case may be by any two of the Directors acting jointly on behalf of the Company and the same shall be deemed to be validly entered into or executed by the Company as the case may be and shall, subject to any rule of law, be binding on the Company.

(3)	Without prejudice to the general powers conferred by these Articles it is hereby expressly declared that the Board shall have the following powers:

(a)	To give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed.

(b)	To give to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

(c)	To resolve that the Company be deregistered in the Cayman Islands and continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Act.

102.	The Board may establish any regional or local boards or agencies for managing any of the affairs of the Company in any place, and may appoint any persons to be members of such local boards, or any agents, and may fix their remuneration (either by way of salary or by commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes) and pay the working expenses of any staff employed by them upon the business of the Company. The Board may delegate to any regional or local board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any of them to fill any vacancies therein and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person appointed as aforesaid, and may revoke or vary such delegation, but no person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

103.	The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney or attorneys may, if so authorised under the Seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the Company’s Seal.

104.	The Board may entrust to and confer upon any Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

105.	All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

106.	(1)	The Board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company’s moneys to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit under the Company or any of its subsidiary companies) and ex-employees of the Company and their dependants or any class or classes of such person.

(2)	The Board may pay, enter into agreements to pay or make grants of revocable or irrevocable pensions or other benefits to employees and ex-employees and their dependants, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependants are or may become entitled under any such scheme or fund as mentioned in the last preceding paragraph. Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement, and may be subject or not subject to any terms or conditions as the Board may determine.

BORROWING POWERS

107.	The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

108.	Debentures, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

109.	Any debentures, bonds or other securities may be issued at a discount (other than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

110.	(1)	Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

(2)	The Board shall cause a proper register to be kept, in accordance with the provisions of the Act, of all charges specifically affecting the property of the Company and of any series of debentures issued by the Company and shall duly comply with the requirements of the Act in regard to the registration of charges and debentures therein specified and otherwise.

PROCEEDINGS OF THE DIRECTORS

111.	The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the Chairman of the Board shall have an additional or casting vote.

112.	A meeting of the Board may be convened by the Secretary on request of a Director or by any Director. The Secretary shall convene a meeting of the Board of which notice may be given in writing or by telephone or in such other manner as the Board may from time to time determine whenever he shall be required so to do by the president or Chairman of the Board, as the case may be, or any Director.

113.	(1)	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. An alternate Director shall be counted in a quorum in the case of the absence of a Director for whom he is the alternate provided that he shall not be counted more than once for the purpose of determining whether or not a quorum is present.

(2)	Directors may participate in any meeting of the Board by means of a conference telephone or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall constitute presence at a meeting as if those participating were present in person.

(3)	Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of such Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

114.	The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

115.	The Chairman of the Board shall be the chairman of all meetings of the Board. If the Chairman of the Board is not present at any meeting within fifteen (15) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

116.	A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

117.	(1)	The Board may delegate any of its powers, authorities and discretions to committees, consisting of such Director or Directors and other persons as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

(2)	All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board (or if the Board delegates such power, the committee) shall have power to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

118.	The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article, indicating, without limitation, any committee charter adopted by the Board for purposes or in respect of any such committee.

119.	A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability shall (provided that such number is sufficient to constitute a quorum and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Articles) be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors and for this purpose a facsimile signature of a Director shall be treated as valid.

120.	All acts bona fide done by the Board or by any committee or by any person acting as a Director or members of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

121.	[DELETED]

122.	[DELETED]

123.	[DELETED]

OFFICERS

124.	(1)	The officers of the Company shall consist of the Chairman of the Board and Secretary and such additional officers (who may or may not be Directors) as the Board may from time to time determine, all of whom shall be deemed to be officers for the purposes of the Act and these Articles.

(2)	The officers shall receive such remuneration as the Directors may from time to time determine.

125.	(1)	The Secretary and additional officers, if any, shall be appointed by the Board and shall hold office on such terms and for such period as the Board may determine. If thought fit, two or more persons may be appointed as joint Secretaries. The Board may also appoint from time to time on such terms as it thinks fit one or more assistant or deputy Secretaries.

(2)	The Secretary shall attend all meetings of the Members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Act or these Articles or as may be prescribed by the Board.

126.	The officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors from time to time.

127.	A provision of the Act or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

REGISTER OF DIRECTORS AND OFFICERS

128.	The Company shall cause to be kept in one or more books at its Office a Register of Directors and Officers in which there shall be entered the full names and addresses of the Directors and Officers and such other particulars as required by the Act or as the Directors may determine. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify to the said Registrar of any change that takes place in relation to such Directors and Officers as required by the Act.

MINUTES

129.	(1)	The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)	of all elections and appointments of officers;

(b)	of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c)	of all resolutions and proceedings of each general meeting of the Members, or of all meetings of the Board and meetings of committees of the Board.

(2)	Minutes shall be kept by the Secretary at the Office.

SEAL

130.	(1)	The Company shall have one or more Seals, as the Board may determine. For the purpose of sealing documents creating or evidencing securities issued by the Company, the Company may have a securities seal which is a facsimile of the Seal of the Company with the addition of the word “Securities” on its face or in such other form as the Board may approve. The Board shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board or of a committee of the Board authorised by the Board in that behalf. Subject as otherwise provided in these Articles, any instrument to which a Seal is affixed shall be signed autographically by one Director and the Secretary or by two Directors or by such other person (including a Director) or persons as the Board may appoint, either generally or in any particular case, save that as regards any certificates for shares or debentures or other securities of the Company the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature. Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Board previously given.

(2)	Where the Company has a Seal for use abroad, the Board may by writing under the Seal appoint any agent or committee abroad to be the duly authorised agent of the Company for the purpose of affixing and using such Seal and the Board may impose restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.

AUTHENTICATION OF DOCUMENTS

131.	Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and if any books, records, documents or accounts are elsewhere than at the Office or the head office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person so appointed by the Board. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

DESTRUCTION OF DOCUMENTS

132.	(1)	The Company shall be entitled to destroy the following documents at the following times:

(a)	any share certificate which has been cancelled at any time after the expiry of one (1) year from the date of such cancellation;

(b)	any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two (2) years from the date such mandate variation cancellation or notification was recorded by the Company;

(c)	any instrument of transfer of shares which has been registered at any time after the expiry of seven (7) years from the date of registration;

(d)	any allotment letters after the expiry of seven (7) years from the date of issue thereof; and

(e)	copies of powers of attorney, grants of probate and letters of administration at any time after the expiry of seven (7) years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed;

and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to be made on the basis of any such documents so destroyed was duly and properly made and every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that: (1) the foregoing provisions of these Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim; (2) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of provision (1) above are not fulfilled; and (3) references in these Article to the destruction of any document include references to its disposal in any manner.

(2)	Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Article and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that these Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

DIVIDENDS AND OTHER PAYMENTS

133.	Subject to the Act, the Board may from time to time declare dividends in any currency to be paid to the Members.

134.	Dividends may be declared and paid out of the profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Directors determine is no longer needed. The Board may also declare and pay dividends out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Act.

135.	Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a)	all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of these Article as paid up on the share; and

(b)	all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

136.	The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights and may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such profits, in the opinion of the Board, justifies such payment.

137.	The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

138.	No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

139.	Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

140.	All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend or bonuses unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

141.	Whenever the Board has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective and binding on the Members. The Board may resolve that no such assets shall be made available to Members with registered addresses in any particular territory or territories where, in the absence of a registration statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

142.	(1)	Whenever the Board has resolved that a dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve either:

(a)	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the Members entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)	the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)	the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (“the non-elected shares”) and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(b)	that the Members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)	the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)	the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised (“the elected shares”) and in lieu thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

(2)	(a)	The shares allotted pursuant to the provisions of paragraph (1) of this Article shall rank paripassu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (a) or (b) of paragraph (2) of this Article in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (1) of this Article shall rank for participation in such distribution, bonus or rights.

(b)	The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this Article, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(3)	The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any particular dividend of the Company that notwithstanding the provisions of paragraph (1) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(4)	The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (1) of this Article shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

(5)	Any resolution of the Board declaring a dividend on shares of any class, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

RESERVES

143.	(1)	The Board shall establish an account to be called the share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. Unless otherwise provided by the provisions of these Articles, the Board may apply the share premium account in any manner permitted by the Act. The Company shall at all times comply with the provisions of the Act in relation to the share premium account.

(2)	Before recommending any dividend, the Board may set aside out of the profits of the Company such sums as it determines as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute.

CAPITALISATION

144.	The Board may, at any time and from time to time, pass a resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and capital redemption reserve and the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Article, a share premium account and any capital redemption reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

145.	The Board may settle, as it considers appropriate, any difficulty arising in regard to any distribution under the last preceding Article and in particular may issue certificates in respect of fractions of shares or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

SUBSCRIPTION RIGHTS RESERVE

146.	The following provisions shall have effect to the extent that they are not prohibited by and are in compliance with the Act:

(1)	If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:

(a)	as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the “Subscription Rights Reserve”) the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal or par value amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (c) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional shares in full as and when the same are allotted;

(b)	the Subscription Rights Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(c)	upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrant holder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

(i)	the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(ii)	the nominal or par value amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrant holders; and

(d)	if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal or par value amount of shares equal to such difference as aforesaid to which the exercising warrant holder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment and allotment, the exercising warrant holder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrant holder upon the issue of such certificate.

(2)	Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (1) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

(3)	The provision of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

(4)	A certificate or report by the auditors for the time being of the Company as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrant holders credited as fully paid, and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrant holders and shareholders.

ACCOUNTING RECORDS

147.	The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Act or necessary to give a true and fair view of the Company’s affairs and to explain its transactions.

148.	The accounting records shall be kept at the Office or, at such other place or places as the Board decides and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Board or the Company in general meeting.

149.	[DELETED]

150.	[DELETED]

151.	[DELETED]

AUDIT

152.	Subject to applicable law and rules of the Designated Stock Exchange:

(1)	The Board shall appoint an auditor to audit the accounts of the Company and such auditor shall hold office until the Board appoints another auditor. Such auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an auditor of the Company.

(2)	The Board may remove the Auditor at any time before the expiration of his term of office and may by resolution appoint another Auditor in his stead.

153.	Subject to the Act the accounts of the Company shall be audited at least once in every year.

154.	The remuneration of the Auditor shall be fixed by the Board.

155.	If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

156.	The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

157.	The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Members in general meeting. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

NOTICES

158.	Any Notice or document, whether or not, to be given or issued under these Articles from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company’s website and giving to the member a notice stating that the notice or other document is available there (a “notice of availability”). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

159.	Any Notice or other document:

(a)	if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b)	if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company’s website is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c)	if served or delivered in any other manner contemplated by these Articles, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such service, delivery, despatch or transmission shall be conclusive evidence thereof; and

(d)	may be given to a Member in the English language or such other language as may be approved by the Directors, subject to due compliance with all applicable Statutes, rules and regulations.

160.	(1)	Any Notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

(2)	A notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(3)	Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the person from whom he derives his title to such share.

SIGNATURES

161.	For the purposes of these Articles, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director in the terms in which it is received.

WINDING UP

162.	(1)	Subject to Article 162(2), the Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

(2)	A resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

163.	(1)	Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the Members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such Members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, a nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

(2)	If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Act, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

INDEMNITY

164.	(1)	The Directors, Secretary and other officers and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and every one of them, and every one of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

(2)	Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director.

AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

AND NAME OF COMPANY

165.	Subject to the provisions of Article 9(c), no Article shall be rescinded, altered or amended and no new Article shall be made until the same has been approved by a special resolution of the Members. Subject to the provisions of Article 9(c), a special resolution shall be required to alter the provisions of the Memorandum of Association or to change the name of the Company.

INFORMATION

166.	No Member shall be entitled to require discovery of or any information respecting any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the Members of the Company to communicate to the public.

MERGER AND CONSOLIDATION

167.	The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a special resolution.

FINANCIAL YEAR

169.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on [December 31st] in each calendar year and shall begin on [January 1st] in each calendar year.

ANNEX D

Voting Agreement

CONFIDENTIAL

ICLK VOTING AGREEMENT

This Voting Agreement (as may be amended, supplemented, modified and varied from time to time in accordance with the terms herein, this “Agreement”) is made as of November 29, 2024 by and among iClick Interactive Asia Group Limited, a Cayman Islands exempted company (“ICLK”), Amber DWM Holding Limited, a Cayman Islands exempted company (“DWM”), and the undersigned ICLK shareholders (the “ICLK Shareholders” and each a “ICLK Shareholder”).

WHEREAS, contemporaneously with the execution and delivery of this Agreement, ICLK, Overlord Merger Sub Ltd., a Cayman Islands exempted company and a direct, wholly owned subsidiary of ICLK (“Merger Sub”) and DWM are entering into an Agreement and Plan of Merger (as the same may be amended, supplemented, modified and varied from time to time in accordance with the terms therein, the “Merger Agreement”), pursuant to which, at the Closing, Merger Sub shall be merged with and into DWM, with DWM surviving as a direct wholly owned subsidiary of ICLK (the “Merger”); and

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.           Definitions. As used herein the term “Voting Shares” shall mean all securities of ICLK beneficially owned (as such term is defined in Rule13d-3 under the Exchange Act, excluding any shares underlying unexercised options or warrants, but including any shares acquired upon exercise of such options or warrants) (“Beneficially Owned” or “Beneficial Ownership”) by any ICLK Shareholder, including any and all securities of ICLK acquired and held in such capacity subsequent to the date hereof (“Additional Securities”). Capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Merger Agreement.

Section 2.           Representations and Warranties of the Voting Parties. Each ICLK Shareholder on its own behalf hereby represents and warrants to the other parties hereto, severally and not jointly, with respect to such ICLK Shareholder and such ICLK Shareholder’s Beneficial Ownership of its Voting Shares set forth on Annex A as follows:

(a)            Organization and Standing. If such ICLK Shareholder is a legal entity, such ICLK Shareholder has been duly organized and is validly existing and in good standing under the laws of the place of its incorporation or establishment and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. If such ICLK Shareholder is a legal entity, such ICLK Shareholder is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except as would not reasonably be expected to prevent or delay the consummation of the Transactions (including the Merger) or to impair such ICLK Shareholder’s ability to fulfill its obligations under this Agreement in any material respect.

(b)            Authority. If such ICLK Shareholder is a legal entity, such ICLK Shareholder has all requisite power and authority to enter into this Agreement, to perform fully such ICLK Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby. If such ICLK Shareholder is a natural person, such ICLK Shareholder has the legal capacity to enter into this Agreement. If such ICLK Shareholder is a legal entity, this Agreement has been duly authorized, executed and delivered by such ICLK Shareholder. This Agreement constitutes a valid and binding obligation of such ICLK Shareholder enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by principles governing the availability of equitable remedies.

(c)            No Consent. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other Person on the part of such ICLK Shareholder is required in connection with the execution, delivery and performance of this Agreement, except as would not reasonably be expected to prevent or delay the consummation of the Transactions (including the Merger) or to impair such ICLK Shareholder’s ability to fulfill its obligations under this Agreement in any material respect. If such ICLK Shareholder is a natural person, no consent of such ICLK Shareholder’s spouse or creditor is necessary under any “community property” or other laws for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. If such ICLK Shareholder is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(d)            No Conflicts. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will (i) violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of such ICLK Shareholder’s organizational documents, (ii) violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) (or give rise to any right of termination, cancellation, acceleration or loss of right) under any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation or any other Legal Requirement applicable to such ICLK Shareholder or to such ICLK Shareholder’s property or assets (including the Voting Shares) or (iii) result in the creation of any Lien upon any of the properties or assets of such ICLK Shareholder, except in each case of (ii) and (iii), as would not reasonably be expected to prevent or delay the consummation of the Transactions (including the Merger) or to impair such ICLK Shareholder’s ability to fulfill its obligations under this Agreement in any material respect.

(e)            Ownership of Shares. Such ICLK Shareholder (i) Beneficially Owns its Voting Shares free and clear of all Liens and (ii) has the sole power to vote or caused to be voted its Voting Shares, other than Liens pursuant to this Agreement, the memorandum and articles of ICLK as in effect on the date hereof (the “M&A”) or applicable federal or state securities laws. Except pursuant hereto and pursuant to (A) the M&A and (B) the ICLK Share Plans, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which such ICLK Shareholder is a party relating to the pledge, acquisition, disposition, transfer or voting of its Voting Shares and there are no proxies, voting trusts or any other agreements with respect to the voting of such Voting Shares; except in the case of such ICLK Shareholder that is a limited partnership, any organizational documents of such limited partnership and agreements between the limited partnership and its partners, in each case, that does not affect its Beneficial Ownership of its Voting Shares or its ability to vote or caused to be voted its Voting Shares. Such ICLK Shareholder does not Beneficially Own any equity securities of ICLK or any options, warrants or other rights to acquire any additional equity securities of ICLK or any security exchangeable or exercisable for or convertible into equity securities of ICLK, other than as set forth on Annex A.

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(f)             No Litigation. There is no Legal Proceeding pending against, or, to the knowledge of such ICLK Shareholder, threatened against, such ICLK Shareholder or any of such ICLK Shareholder’s properties or assets (including the Voting Shares of such ICLK Shareholder), that would reasonably be expected to prevent, delay or impair the ability of such ICLK Shareholder to perform such ICLK Shareholder’s obligations hereunder or to consummate the transactions contemplated by this Agreement.

(g)            Reliance. Such ICLK Shareholder has had the opportunity to review the Transaction Agreement and this Agreement with counsel of such ICLK Shareholder’s own choosing. Such ICLK Shareholder understands and acknowledges that DWM is entering into the Transaction Agreement to which DWM is a party in reliance upon such ICLK Shareholder’s execution, delivery and performance of this Agreement.

Section 3.           Agreement to Vote Shares; Further Assurances.

(a)            Each ICLK Shareholder agrees during the term of this Agreement that, at any annual or extraordinary general meeting of the shareholders of ICLK and at any other meeting of the shareholders of ICLK, however called, including any adjournment, recess or postponement thereof, in connection with any written consent of the shareholders of ICLK and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of ICLK is sought, it shall, and shall cause any holder of record of the Voting Shares he, she or it Beneficially Owns to, in each case to the extent that such Voting Shares are entitled to vote thereon or consent:

(i)	appear at each such meeting or otherwise cause all of its Voting Shares to be counted as present thereat in accordance with procedures applicable to such meeting so as to ensure such ICLK Shareholder is duly counted for purposes of calculating a quorum and for purposes of recording the result of any applicable vote or consent and respond to each request by ICLK for written consent, if any; and

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(ii)	to vote or cause to be voted the Voting Shares he, she or it Beneficially Owns, or deliver, or cause to be delivered, a written consent covering all such Voting Shares (i) in favor of the ICLK Shareholder Matters (as defined in the Merger Agreement) and any proposal to adjourn or postpone such meeting of shareholders of ICLK to a later date if there are not sufficient votes to approve Transactions (including the Merger) and (ii) against (A) any proposal or offer from any Person (other than DWM or any of its Affiliates) concerning an ICLK Business Combination (as defined in the Merger Agreement); (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of ICLK under the Merger Agreement; and (C) except as contemplated by this Agreement and the other Transaction Agreements, any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions (including the Merger) or the fulfillment of ICLK’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of ICLK (including any amendments to its Governing Documents), including, without limitation, any action that would require the consent of DWM pursuant to the Merger Agreement, except if approved in writing by DWM. The obligations of each ICLK Shareholder specified in this Section 3 shall apply whether or not the Board of Directors of ICLK shall have effected a Change in Recommendation (as defined in the Merger Agreement).

(b)            During the period commencing on the date hereof and continuing until the termination of this Agreement in accordance with its terms, each ICLK Shareholder further irrevocably and unconditionally agrees that it shall not, shall cause its Affiliates not to and shall cause the Representatives of it and its Affiliates (to the extent such Representatives are acting on such ICLK Shareholder or its Affiliates’ behalf) (subject to, in the case of a Representative who is a director of ICLK or any of its Subsidiaries and solely in such Representative’s capacity as a director, his or her fiduciary duties) not to, directly or indirectly, either alone or with or through any authorized Representatives, (i) make a Competing Proposal or solicit, encourage, recommend, facilitate or join with, invite, or knowingly take any other actions with the intent to induce any other person to be involved in the making of a Competing Proposal, (ii) provide any information to any third party with a view to such third party or any other person pursuing or considering to pursue a Competing Proposal, (iii) finance or offer to finance any Competing Proposal, including by offering any equity or debt financing, or contribution of any Voting Shares Beneficially Owns by it or provision of a voting agreement, in support of any Competing Proposal, (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything that is directly inconsistent with the provisions of this Agreement or the transactions contemplated hereby, (v) take any action that would reasonably be expected to have the effect of preventing, disabling or delaying such ICLK Shareholder from performing its obligations under this Agreement, or (vi) solicit, encourage or facilitate, or induce or enter into any negotiation, discussion, agreement, arrangement or understanding (whether or not in writing and whether or not legally binding) with any person (other than DWM and their Affiliates) regarding, a Competing Proposal or any of the matters described in Section 3(a) or this Section 3(b).

(c)            Each ICLK Shareholder shall, and shall cause its Affiliates and the Representatives of it and its Affiliates (to the extent such Representatives are acting on such ICLK Shareholder or its Affiliates’ behalf) (subject to, in the case of a Representative who is a director of ICLK or any of its Subsidiaries and solely in such Representative’s capacity as a director, his or her fiduciary duties) to, immediately cease and terminate and cause to be ceased and terminated any existing discussions, conversations, negotiations or other communications or activities with any person that may have been conducted heretofore with respect to a Competing Proposal. From and after the date hereof, each ICLK Shareholder shall promptly (and in any event within twenty-four (24) hours) advise DWM of any approach by any person other than DWM or its Affiliates to such ICLK Shareholder in connection with a Competing Proposal and provide DWM with copies of any such written communication.

4

(d)            From time to time, at the request of ICLK or DWM, each ICLK Shareholder shall take all such further actions, as may be reasonably necessary to, in the most expeditious manner reasonably practicable, effect the purposes of this Agreement.

Section 4.           Grant of Irrevocable Proxy. Each ICLK Shareholder hereby irrevocably and unconditionally grants a proxy to, and appoints, DWM and/or any designee of DWM, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and resubstitution, for and in such ICLK Shareholder’s name, place and stead, to vote, act by written consent or execute and deliver a proxy, solely in respect of the matters described in, and in accordance with, Section 3(a), and to vote or grant a written consent with respect to the Voting Shares Beneficially Owns by it as provided in Section 3(a). This irrevocable proxy and power of attorney is given in connection with, and in consideration of, the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such ICLK Shareholder under this Agreement. Each ICLK Shareholder hereby affirms that such irrevocable proxy is (i) coupled with an interest and (ii) subject to the last sentence of this Section 4, executed and intended to be irrevocable in accordance with the provisions of the Laws of Hong Kong. Each ICLK Shareholder hereby represents that any and all prior proxies granted and voting undertakings delivered by such ICLK Shareholder with respect to the Voting Shares Beneficially Owns by it to the extent such prior proxies or voting undertakings conflict with or are inconsistent with the proxies granted under this Section 4, if any, have been revoked or substituted by DWM and any designee thereof with respect to such ICLK Shareholder’s Voting Shares in connection with the transactions contemplated, and to the extent required, under the Merger Agreement and this Agreement, including the Merger, and no subsequent proxy or voting undertaking shall be given by such ICLK Shareholder (and if given shall be ineffective). Each ICLK Shareholder shall take such further action or execute such other instruments as may be requested by DWM in accordance with the relevant provisions of the Laws of Hong Kong or any other Law to effectuate the intent of this proxy. If for any reason the proxy granted herein is not irrevocable, then such ICLK Shareholder agrees to vote its Voting Shares in accordance with Section 3(a) as instructed in writing by DWM, or any designee of DWM prior to the termination of this Agreement. The parties agree that the foregoing is a voting agreement. The power of attorney granted by each ICLK Shareholder herein is a durable power of attorney and, so long as DWM has the interest secured by such power of attorney or the obligations secured by such power of attorney remain undischarged, the power of attorney shall not be revoked by the dissolution, bankruptcy, death or incapacity of such ICLK Shareholder. The proxy and power of attorney granted hereunder shall automatically and without further action by the parties hereto terminate upon the termination of this Agreement in accordance with its terms. Notwithstanding anything to the contrary in this Section 4, this Section 4 and the proxy granted hereunder shall only be effective with respect to an ICLK Shareholder if such ICLK Shareholder fails to perform his or its obligations under Section 3(a) above.

5

Section 5.           No Voting Trusts or Other Arrangement. Each ICLK Shareholder agrees that during the term of this Agreement, such ICLK Shareholder will not, and will not permit any entity under ICLK Shareholder’s control to, deposit any Voting Shares in a voting trust, grant any proxies with respect to the Voting Shares or subject any of the Voting Shares to any arrangement with respect to the voting of the Voting Shares except as contemplated in this Agreement. Each ICLK Shareholder hereby revokes any and all previous proxies and attorneys in fact with respect to the Voting Shares. Each ICLK Shareholder agrees that during the term of this Agreement, such ICLK Shareholder will not, and will not permit any entity under ICLK Shareholder’s control to, take any action that would make any representation or warranty of such ICLK Shareholder herein untrue or incorrect, or have the effect of delaying or preventing such ICLK Shareholder from performing such ICLK Shareholder’s obligations hereunder.

Section 6.           Transfer and Encumbrance. Each ICLK Shareholder agrees that during the term of this Agreement, such ICLK Shareholder will not, directly or indirectly, transfer (including by operation of law), sell, tender, grant, offer, exchange, assign, pledge, charge, create any Lien on, or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), or encumber or create or permit to exist any Lien on (“Transfer”) any of his, her or its Voting Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of his, her or its Voting Shares or such ICLK Shareholder’s voting or economic interest therein. Any attempted Transfer of Voting Shares or any interest therein in violation of this Section 6 shall be null and void. This Section 6 shall not prohibit a Transfer of Voting Shares by any ICLK Shareholder to (a) any investment fund or other entity controlled or managed by or under common management or control with such ICLK Shareholder or affiliates of such ICLK Shareholder, (b) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of such ICLK Shareholder, or (c) if such ICLK Shareholder is a corporation, limited liability company, partnership, trust or other entity, any stockholder, member, partner or trust beneficiary as part of a distribution; provided, however, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, satisfactory in form and substance to ICLK and DWM to be bound by all of the terms of this Agreement as a ICLK Shareholder and either such ICLK Shareholder or the transferee provides DWM with a copy of such agreement prior to the consummation of any such Transfer. With respect to each ICLK Shareholder, this Agreement and the obligations hereunder shall attach to the Voting Shares Beneficially Owned by such ICLK Shareholder and shall be binding upon any person to which legal or Beneficial Ownership shall pass, whether by operation of law or otherwise, including, the ICLK Shareholder’s successors or assigns. No ICLK Shareholder may request that ICLK or the ICLK Company’s depositary banks or transfer agent, as applicable, register the Transfer of (book-entry or otherwise) any or all of the Voting Shares of such ICLK Shareholder (whether represented by a certificate or uncertificated), unless such transfer is made in compliance with this Agreement. Notwithstanding any Transfer of Voting Shares, the transferor shall remain liable for the performance of all of the obligations of the ICLK Shareholder under this Agreement.

Section 7.           Additional Securities. Each ICLK Shareholder covenants and agrees to notify DWM in writing of the number of Additional Securities Beneficial Ownership in which is acquired by such ICLK Shareholder after the date hereof as soon as practicable, but in no event later than five (5) Business Days, after such acquisition. Such Additional Securities shall automatically become subject to the terms of this Agreement and shall constitute Voting Securities of such ICLK Shareholder for all purposes of this Agreement.

6

Section 8.           Share Dividends, etc. In the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares, change in ratio of ADSs to ICLK Class A Shares, or other similar transaction, or if any share dividend, subdivision or distribution (including any dividend or distribution of securities convertible into or exchangeable for securities of ICLK) is declared, in each case affecting the Voting Securities, the term “Voting Securities” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities of ICLK into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 9.           Appraisal and Dissenters’ Rights. Each ICLK Shareholder hereby (i) waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Transactions (including the Merger) that ICLK Shareholder may have by virtue of ownership of Voting Shares and (ii) agrees not to commence or participate in any claim, derivative or otherwise, against ICLK relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement or any other Transaction Agreements to which ICLK is a party or the consummation of the Transactions (including the Merger), including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (2) alleging a breach of any fiduciary duty of the Board of Directors of ICLK in connection with this Agreement, the Merger Agreement or any other Transaction Agreements to which ICLK is a party or the Transactions (including the Merger).

Section 10.         Redemption.   Each ICLK Shareholder agrees not to exercise any right to have any Voting Shares Beneficially Owned as of the date hereof or acquired and held in such capacity subsequent to the date hereof redeemed by ICLK.

Section 11.         Conversion Notices Each ICLK Shareholder holding ICLK Class B Shares (each a “ICLK Class B Shareholder”) agrees to deliver a written notice to ICLK immediately prior to the Effective Time, that such ICLK Class B Shareholder elects to convert all of the ICLK Class B Shares then held by it into ICLK Class A Shares pursuant to the M&A with immediate effect.

Section 12.         Termination. This Agreement shall automatically terminate upon the earlier to occur of (i) the Closing and (ii) the date on which the Merger Agreement is terminated for any reason in accordance with its terms. Upon termination of this Agreement, no party shall have any further rights, obligations or liabilities under this Agreement; provided, that nothing in this Section 12 shall relieve any party of liability for any breach of this Agreement occurring prior to termination and the provisions of this Section 12 and Section 15 through Section 17 shall survive any termination of this Agreement.

7

Section 13.         No Agreement as Director or Officer. Each ICLK Shareholder is signing this Agreement solely in its capacity as a shareholder of ICLK. No ICLK Shareholder makes any agreement or understanding in this Agreement in such ICLK Shareholder’s capacity (or in the capacity of any Affiliate, partner or employee of such ICLK Shareholder) as a director or officer of ICLK or any of its Subsidiaries (if such ICLK Shareholder holds such office). Nothing in this Agreement will limit or affect any actions or omissions taken by a ICLK Shareholder (or any Affiliate, partner or employee of such ICLK Shareholder) in his, her or its capacity as a director or officer of ICLK, and no actions or omissions taken in any ICLK Shareholder’s capacity (or in the capacity of any Affiliate, partner or employee of such ICLK Shareholder) as a director or officer shall be deemed a breach of this Agreement. Nothing in this Agreement will be construed to prohibit, limit or restrict a ICLK Shareholder (or any Affiliate, partner or employee of ICLK Shareholder) from exercising his or her fiduciary duties as an officer or director to ICLK or its Subsidiaries.

Section 14.         Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party hereto and, accordingly, that this Agreement shall be specifically enforceable, in addition to any other remedy to which such injured party is entitled at law or in equity, and that any breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach or an award of specific performance is not an appropriate remedy for any reason at law or equity and agrees that a party’s rights would be materially and adversely affected if the obligations of the other parties under this Agreement were not carried out in accordance with the terms and conditions hereof.

Section 15.         Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or, in the case of a waiver, by the party against whom the waiver is to be effective. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 16.         Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date that transmission is confirmed electronically, if delivered by email; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to ICLK, to:

iClick Interactive Asia Group Limited

15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R., People’s Republic of China

Attention: Josephine Ngai

Email: josephine.ngai@i-click.com

8

with a copy to:

Cleary Gottlieb Steen & Hamilton

37th Floor, Hysan Place, 500 Hennessy Road

Causeway Bay, Hong Kong

Attention: Shuang Zhao

E-mail: szhao@cgsh.com

and

Cleary Gottlieb Steen & Hamilton

45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu

Chaoyang District, Beijing 100020

People’s Republic of China

Attention: Denise Shiu

E-mail: dshiu@cgsh.com

if to DWM, to:

DWM Holding Limited

1 Wallich Street
#30-02
Guoco Tower
Singapore 078881

Attention: Wayne Huo

Email: wayne.huo@ambergroup.io

with a copy to (which will not constitute notice):

Simpson Thacher & Bartlett

35th Floor, ICBC Tower

3 Garden Road

Central, Hong Kong

Attention: Yi Gao

Email: YGao@stblaw.com

and

Simpson Thacher & Bartlett LLP

3919 China World Center

1 Jianguomenwai Avenue

Beijing, 100004, China

Attention: Yang Wang

Email: yang.wang@stblaw.com

9

if to the ICLK Shareholder(s), to the address(es) set forth underneath the ICLK Shareholder’s name on the signature page hereto,

or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 17.         Miscellaneous.

(a)            Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. Section 11.7 and Section 11.8 of the Merger Agreement are incorporated herein by reference, mutatis mutandis.

(b)            Severability. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by Law.

(c)            Counterparts. This Agreement may be executed in two or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by electronic, facsimile or portable document format shall be effective as delivery of a mutually executed counterpart to this Agreement.

(d)            Titles and Headings. The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

(e)            Assignment; Successors and Assigns; No Third Party Rights. Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of Law or otherwise, and any attempted assignment shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives, and nothing herein, express or implied, it intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f)            Documentation and Information. Each ICLK Shareholder shall permit and hereby authorizes ICLK, DWM and/or any of their respective Affiliates to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that ICLK and/or DWM determines to be necessary or desirable in connection with the Merger Agreement or the Transactions, such ICLK Shareholder’s identity and ownership of the Voting Shares and the nature of such ICLK Shareholder’s commitments and obligations under this Agreement.

10

(g)            Public Disclosure. None of the ICLK Shareholders shall issue any press release or make any other public statement with respect to the transactions contemplated by this Agreement without the prior written consent of DWM (or, for purposes of this subsection (g) only, after the consummation of the Merger, ICLK) except as such release or statement may be required by Legal Requirements or a Governmental Entity, and then only after (a) the form and terms of such disclosure have been provided to DWM for their review and comment, and (b) notice has been provided to DWM and DWM had a reasonable opportunity to comment thereon, in each case to the extent legally permissible. Notwithstanding the above, each ICLK Shareholder agrees to permit ICLK and the other ICLK Shareholders to publish and disclose in all documents filed by ICLK or any such other ICLK Shareholder filed with the SEC in connection with the Transactions, its and its respective Affiliates’ identity and beneficial ownership of its Voting Securities or other equity securities of ICLK and the nature of such ICLK Shareholder’s commitments, arrangements and understandings under this Agreement, or any other agreement or arrangement to which it (or any of its Affiliates) is a party relating to the Transactions (including a copy thereof), to the extent required by applicable Legal Requirements or the SEC (or its staff) or by mutual agreement between ICLK and DWM.

(h)            Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to give effect to the transactions contemplated by this Agreement.

[Remainder of page intentionally left blank]

11

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
ICLICK INTERACTIVE ASIA GROUP LIMITED	)
	)	/s/ Wing Hong Sammy Hsieh
In the presence of:	)	Name: Wing Hong Sammy Hsieh
	)	Title: Director
)
)
/s/ Winnie Lee Yuk Ching	)
Witness	)
)
Name: Lee Yuk Ching	)

[Signature Page to ICLK Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
AMBER DWM HOLDING LIMITED	)
	)	/s/ Junwei HUO
In the presence of:	)	Name: Junwei HUO
	)	Title: Director
)
)
/s/ Dongni HU	)
Witness	)
)
Name: Dongni HU	)

[Signature Page to ICLK Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
ICLK SHAREHOLDER: Igomax Inc.	)
	)	/s/ Jian Tang
In the presence of:	)	Name: Jian Tang
	)	Title:
)
)
/s/ Chau Hoi Ying	)
Witness	)
)
Name: Chau Hoi Ying	)

Addresses for Notices:
ICLK Shareholder

[Signature Page to ICLK Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
ICLK SHAREHOLDER: Bubinga Holdings Limited	)
	)	/s/ Wing Hong Sammy Hsieh
In the presence of:	)	Name: Wing Hong Sammy Hsieh
	)	Title:
)
)
/s/ Chau Hoi Ying	)
Witness	)
)
Name: Chau Hoi Ying	)

Addresses for Notices:
ICLK Shareholder

[Signature Page to ICLK Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
ICLK SHAREHOLDER: Wing Hong Sammy Hsieh	)
	)	/s/ Wing Hong Sammy Hsieh
In the presence of:	)	Name: Wing Hong Sammy Hsieh
	)	Title:
)
)
/s/ Chau Hoi Ying	)
Witness	)
)
Name: Chau Hoi Ying	)

Addresses for Notices:
ICLK Shareholder

[Signature Page to ICLK Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
ICLK SHAREHOLDER: Marine Central Limited	)
	)	/s/ Huang Jianjun
In the presence of:	)	Name: Huang Jianjun
	)	Title: Director
)
)
/s/ Z.Z.Huang	)
Witness	)
)
Name: Z.Z.Huang	)

Addresses for Notices:
ICLK Shareholder

[Signature Page to ICLK Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
ICLK SHAREHOLDER: Creative Big Limited	)
	)	/s/ Kenny Sin Nang Chiu
In the presence of:	)	Name: Kenny Sin Nang Chiu
	)	Title: Director
)
)
/s/ Carmen Chiu	)
Witness	)
)
Name: Carmen Chiu	)

Addresses for Notices:
ICLK Shareholder

[Signature Page to ICLK Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
ICLK SHAREHOLDER: Huge Superpower Limited	)
	)	/s/ Deng Yazhi
In the presence of:	)	Name: Deng Yazhi
	)	Title: Director
)
)
/s/ Y.L.Deng	)
Witness	)
)
Name: Y.L.Deng	)

Addresses for Notices:
ICLK Shareholder

[Signature Page to ICLK Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
ICLK SHAREHOLDER: Capable Excel Limited	)
	)	/s/ Wong Siu Wa
In the presence of:	)	Name: Wong Siu Wa
	)	Title: Director
)
)
/s/ J Ma	)
Witness	)
)
Name: J Ma	)

Addresses for Notices:
ICLK Shareholder

[Signature Page to ICLK Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
ICLK SHAREHOLDER: Integrated Asset Management (Asia) Limited	)
	)	/s/ Yam Tak Cheung
In the presence of:	)	Name: Yam Tak Cheung
	)	Title: Director
)
)
/s/ YELNG ANGIE NGA KEI	)
Witness	)
)
Name: YELNG ANGIE NGA KEI	)

Addresses for Notices:
ICLK Shareholder

[Signature Page to ICLK Voting Agreement]

Annex A

ANNEX E

Form of Proxy Card

ICLICK INTERACTIVE ASIA GROUP LIMITED

(Incorporated in the Cayman Islands with limited liability)

FORM OF PROXY CARD

FORM OF PROXY FOR USE BY SHAREHOLDERS OF ICLICK INTERACTIVE ASIA GROUP LIMITED (THE “COMPANY”) AT THE EXTRAORDINARY GENERAL MEETING OF THE COMPANY (THE “MEETING”) TO BE HELD AT 15/F PROSPERITY MILLENNIA PLAZA, 663 KING’S ROAD, QUARRY BAY, HONG KONG, PEOPLE’S REPUBLIC OF CHINA, ON JANUARY 3, 2025 AT 9:00 A.M. (HONG KONG TIME), OR ON JANAURY 2, 2025 AT 8:00 P.M. (NEW YORK TIME)

I/We (note (1))

of

being the registered holder(s) of (note (2))

shares of US$0.001 each in the capital

of the Company (“Share(s)”), hereby appoint (note (3)) the chairman of the Meeting or of

to act as my/our proxy for the Meeting to be held at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, People’s Republic of China, on January 3, 2025, 9:00 a.m. (Hong Kong time), or on January 2, 2025 at 8:00 p.m. (New York time) and at any adjournment thereof and to vote on my/our behalf as directed below.

Please indicate with a “X” in the spaces provided how you wish the proxy to vote on your behalf.

Resolutions:

1.	AS A SPECIAL RESOLUTION THAT, the agreement and plan of merger, dated as of November 29, 2024 (the “Merger Agreement”), by and among the Company, Overlord Merger Sub Ltd. (“Merger Sub”) and Amber DWM Holding Limited (“Amber DWM”), the plan of merger (the “plan of merger”) required to be registered with the Registrar of Companies in the Cayman Islands (such plan of merger being substantially in the form attached as Annex A to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger (the “Merger”) of Merger Sub with and into Amber DWM, with Amber DWM surviving as a wholly owned subsidiary of the Company (the “Surviving Entity”), and any and all transactions contemplated by the Merger Agreement and the plan of merger, be authorized and approved.	FOR ☐	AGAINST ☐	ABSTAIN ☐

2.	AS A SPECIAL RESOLUTION THAT, the ninth amended and restated memorandum and article of association of the Company be further amended and restated by their deletion in their entirety and the substitution of in their place of the tenth amended and restated memorandum and articles of association of the Company substantially in the form attached as Annex C to the accompanying proxy statement with effective immediately prior to the effective time (the “Effective Time”) of the Merger (the “Amendment of M&A”).	FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	AS A SPECIAL RESOLUTION THAT, the name of the Company be changed from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited” effective immediately prior to the Effective Time (the “Change of Name”).	FOR ☐	AGAINST ☐	ABSTAIN ☐

4.	AS A SPECIAL RESOLUTION THAT, immediately prior to the Effective Time, the authorized share capital of the Company be varied as follows: all ICLK Class A Shares and all ICLK Class B Shares the holders of which have delivered a written notice to iClick to convert its ICLK Class B Shares to ICLK Class A Shares with immediate effect on the Closing Date immediately before the Effective Time (such ICLK Class B Shares, the “Converting ICLK Class B Shares”), in the authorized share capital of the Company (including all issued and outstanding ICLK Class A Shares and Converting ICLK Class B Shares, and all authorized but unissued ICLK Class A Shares and ICLK Class B Shares) shall be re-designated as New Class A Shares (unless such New Class B Shares are otherwise required to be automatically converted into New Class A Shares in accordance with the Amendment of M&A (assuming the Amendment of M&A proposal is approved), all ICLK Class B Shares other than the Converting ICLK Class B Shares shall be re-designated as New Class B Shares, and the authorized share capital of the Company shall be US$1,300,000 divided into 1,300,000,000 New Ordinary Shares comprising of (x) 1,191,000,000 New Class A Shares, and (y) 109,000,000 New Class B Shares (the “Variation of Share Capital”).	FOR ☐	AGAINST ☐	ABSTAIN ☐
5.	AS AN ORDIANRY RESOLUTION THAT, Wing Hong Sammy Hsieh, a director of the Company, be authorized to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Amendment of M&A, the Change of Name and the Variation of Share Capital.	FOR ☐	AGAINST ☐	AGAINST ☐
6.	AS AN ORDIANRY RESOLUTION THAT, the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.	FOR ☐	AGAINST ☐	AGAINST ☐

I/we also hereby authorise/do not authorise* my/our said proxy to vote for me/us on my/our behalf in respect of any other resolutions and/or amended resolutions in his absolute discretion at the annual general meeting, or at any adjournment thereof.

Dated this __________ day of __________________2024/2025.

Shareholder’s Signature: ____________________________ (notes (4) and (5))

☐ Please tick here if you are appointing more than 1 proxy.	Number of shares proxy appointed over.

NOTES:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITAL LETTERS.
2.	Please insert the number of shares registered in your name(s) in each class; if no number is inserted, this form of proxy will be deemed to relate to all the Shares registered in your name(s).
3.	A proxy need not be a member of the Company. If a proxy other than the chairman of the Meeting is appointed, the appointor must delete the words “the chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided.
4.	In the case of joint registered holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority shall be determined by the order in which the names stated in the Register of Members of the Company in respect of such joint holding.
5.	This form of proxy must be signed by the appointor, or his attorney duly authorised, in writing, or if such appointor is a corporation, either under its common seal, or under the hand of an officer or attorney so authorised.
6.	If this form is returned duly signed but without a specific direction, the proxy will vote or abstain at his discretion. The proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
7.	The ‘Vote Abstain’ option is provided to enable you to abstain from voting on the resolutions. However, it should be noted that a ‘Vote Abstain’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution.
8.	In order to be valid, this form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority must be delivered to the Company’s Hong Kong office at 15/F Prosperity Millennia Plaza, 663 King's Road, Quarry Bay, Hong Kong, People’s Republic of China, by email to ir@i-click.com as soon as possible and in any event no later than 9:00 a.m. January 1, 2025 (Hong Kong time), or 8:00 p.m. December 31, 2024 (New York time).
9.	Any alterations made to this form should be initialled by the person who signs it.
10.	To appoint more than one proxy you may photocopy this form. Please indicate the proxy holder’s name and the number of shares in relation to which they are authorised to act as your proxy (which, in aggregate, should not exceed the number of shares held by you). Please also indicate if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.

ANNEX F

Form of ADS Voting Instruction Card

Proof 4 18-Dec-24 The Board of Directors unanimously recommends a vote FOR the Resolution. Special Resolutions Ordinary Resolutions FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Res. 1 Res. 5 Res. 2 Res. 6 Res. 3 Res. 4 iClick Interactive Asia Group Limited TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS REPRESENTING ORDINARY SHARES OF iClick Interactive Asia Group Limited Sign below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. FOLD AND DETACH HERE Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting. Address change Mark box, sign and indicate changes/comments below: Mark box at immediate left if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above. JPMorgan Chase Bank, N.A., Depositary PO Box 64873 Saint Paul MN 55164-0873

Proof 4 18-Dec-24 iClick Interactive Asia Group Limited AGENDA Special Resolutions 1. THAT the agreement and plan of merger, dated as of November 29, 2024 (the “Merger Agreement”), by and among the Company, Overlord Merger Sub Ltd. (“Merger Sub”) and Amber DWM Holding Limited (“Amber DWM”), the plan of merger (the “plan of merger”) required to be registered with the Registrar of Companies in the Cayman Islands (such plan of merger being substantially in the form attached as Annex A to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger (the “Merger”) of Merger Sub with and into Amber DWM, with Amber DWM surviving as a wholly owned subsidiary of the Company (the “Surviving Entity”), and any and all transactions contemplated by the Merger Agreement and the plan of merger, be authorized and approved. 2. THAT the ninth amended and restated memorandum and articles of association of the Company be further amended and restated by their deletion in their entirety and the substitution of in their place of the tenth amended and restated memorandum and articles of association of the Company in the form attached as Annex C to the accompanying proxy statement effective immediately prior to the effective time (the “Effective Time”) of the Merger (the “Amendment of M&A”). 3. THAT the name of the Company be changed from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited” effective immediately prior to the Effective Time (the “Change of Name”). 4. THAT immediately prior to the Effective Time, the authorized share capital of the Company be varied as follows: all ICLK Class A Shares and all ICLK Class B Shares the holders of which have delivered a written notice to iClick to convert its ICLK Class B Shares to ICLK Class A Shares with immediate effect on the Closing Date immediately before the Effective Time (such ICLK Class B Shares, the “Converting ICLK Class B Shares”), in the authorized share capital of the Company (including all issued and outstanding ICLK Class A Shares and Converting ICLK Class B Shares, and all authorized but unissued ICLK Class A Shares and ICLK Class B Shares) shall be re-designated as New Class A Shares, all ICLK Class B Shares other than the Converting ICLK Class B Shares shall be re-designated as New Class B Shares (unless such New Class B Shares are otherwise required to be automatically converted into New Class A Shares in accordance with the Amendment of M&A (assuming the Amendment of M&A proposal is approved)), and the authorized share capital of the Company shall be US$1,300,000 divided into 1,300,000,000 New Ordinary Shares comprising of (x) 1,191,000,000 New Class A Shares, and (y) 109,000,000 New Class B Shares (the “Variation of Share Capital”). Ordinary Resolutions 5. THAT Wing Hong Sammy Hsieh, a director of the Company, be authorized to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Amendment of M&A, the Change of Name and the Variation of Share Capital. 6. THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting. iClick Interactive Asia Group Limited JPMorgan Chase Bank, N.A., Depositary PO Box 64873 Saint Paul MN 55164-0873 Voting Instruction Card PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. JPMorgan Chase Bank, N.A., (the “Depositary”) has received notice that the Extraordinary General Meeting (the “Meeting”) of shareholders of iClick Interactive Asia Group Limited (the “Company”) will be held on January 3, 2025, at 9:00 a.m., (Hong Kong Time) or January 2, 2025 at 8:00 p.m. (New York time), at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, People’s Republic of China, for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) (ADRs) FOR or AGAINST or ABSTAIN from voting on the Resolution proposed for the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire or oppose or abstain from voting on the Company’s Resolution. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 9:00 a.m., New York City time, on December 31, 2024. Only the registered holders of record of American Depositary Receipt(s) as of the close of business in New York City on December 18, 2024, will be entitled to execute the attached Voting Instruction Card. The signatory, a registeredholder of American Depositary Receipts representing Ordinary Shares of the Company of record as of the close of business in New York City on December 18, 2024, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by American Depositary Receipts, in accordance with the instructions given at the Extraordinary General Meeting of shareholders. NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 9:00 a.m., New York City time, on December 31, 2024. Please Note: The Notice of Extraordinary General Meeting is available for viewing on the Company’s website https://ir.i-click.com/. JPMorgan Chase Bank, N.A., Depositary

ANNEX G

Audited Consolidated Financial Information of Amber DWM

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

Amber DWM Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Amber DWM Holding Limited and its subsidiaries (the “Company”) as of June 30, 2023 and 2024, and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity, and cash flows for each of the two-years ended June 30, 2023 and 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and 2024, and the results of its operations and its cash flows in each of two-years ended June 30, 2023 and 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since 2024

San Mateo, California

December 19, 2024

1

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	June 30, 2023	June 30, 2024
		US$	US$
ASSETS
Non-current assets
Property, plant and equipment	4	277,275	96
Intangible assets	5	17,441,206	16,983,750
Total non-current assets		17,718,481	16,983,846

Current assets
Financial asset, at fair value through profit or loss	6	259,114	247,826
Trade and other receivables	7	285,066	271,082
Digital assets	8	13,936,889	21,572,603
USDC	8	2,832,988	1,253,301
Amount due from related parties	22	3,005,000	12,220,264
Assets related to custodian digital assets of customers	12	10,125,274	20,892,932
Derivative financial instruments	9	102,744	22,395
Pledged deposits	10	-	3,000,000
Cash and cash equivalents	10	98,162	1,899,343
Total current assets		30,645,237	61,379,746

Total assets		48,363,718	78,363,592

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	11	373,365	947,836
Liabilities related to custodian digital assets of customers	12	10,125,274	20,892,932
Liabilities due to customers	13	11,543,650	21,092,985
Payable to related parties	22	24,669,407	39,791,752
Derivative financial instruments	9	102,744	22,395
Lease liabilities	14	226,019	-
Total current liabilities		47,040,459	82,747,900

Non-current liabilities
Lease liabilities	14	58,019	-

Total liabilities		47,098,478	82,747,900

Equity
Share capital	15	3,000,000	13,500,000
Accumulated losses		(7,808,822)	(23,958,370)
Reserve	16	6,074,062	6,074,062
Total equity		1,265,240	(4,384,308)

Total equity and liabilities		48,363,718	78,363,592

The accompanying notes are an integral part of these financial statements.

2

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE LOSS

	Note	June 30, 2023	June 30, 2024
		US$	US$
Revenue	17	1,111,361	3,548,213
Cost of revenue		(814,161)	(1,984,984)
Gross profit		297,200	1,563,229

Other income	18	71,708	169,714

Technology and development expense		(331,631)	(353,319)
Sales and marketing expense		(8,391)	(7,294)
General and administrative expense		(2,292,834)	(5,234,748)
Finance costs	19	(86,084)	(81,623)
Total operating expenses		(2,718,940)	(5,676,984)

Operating loss		(2,350,032)	(3,944,041)

Realized gain in fair value of digital assets – related parties’ loans		58,421	508,491
Realized gain/(loss) in fair value of digital assets		226,552	(339,897)
Unrealized gain/(loss) in fair value of digital assets - related parties’ loans	22	(5,430,850)	(12,181,220)
Unrealized loss in fair value of digital assets		(304,947)	(192,881)
Total other expenses		(5,450,824)	(12,205,507)

Loss before income tax	20	(7,800,856)	(16,149,548)

Income tax expense	21	-	-

Loss for the year, representing total comprehensive loss for the year		(7,800,856)	(16,149,548)

Loss per share attributable to owners of the Company
Basic and diluted		195.00	395.70

Weighted average number of ordinary shares
Basic and diluted		40,000	40,808

The accompanying notes are an integral part of these financial statements

3

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Reserve	Accumulated losses	Total equity
	US$	US$	US$	US$
Balance at July 1, 2022	3,000,000	6,074,062	(7,966)	9,066,096

Loss for the year, representing total comprehensive loss for the year	-	-	(7,800,856)	(7,800,856)

Balance at June 30, 2023	3,000,000	6,074,062	(7,808,822)	1,265,240

Issuance of preference shares (Note 14)	10,500,000	-	-	10,500,000

Loss for the year, representing total comprehensive loss for the year	-	-	(16,149,548)	(16,149,548)

Balance at June 30, 2024	13,500,000	6,074,062	(23,958,370)	(4,384,308)

The accompanying notes are an integral part of these financial statements.

4

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	June 30, 2023	June 30, 2024
		US$	US$
Cash flows from operating activities
Loss before income tax		(7,800,856)	(16,149,548)

Adjustments for:
Depreciation of property, plant and equipment	4	137,586	76,365
Amortization of intangible assets	5	345,788	457,456
Fair value gain on financial assets, at fair value through profits or loss	6	(9,114)	11,288
Unrealized fair value loss on digital assets - related parties’ loans		5,430,850	12,181,220
Unrealized fair value loss on digital assets		304,947	192,881
Interest income		-	(73,848)
Interest expense	19	86,084	81,623
Lease modification	20	-	42,597
Net income received or settled in digital assets		5,873,470	3,300,427
Operating cash flows before working capital changes		4,368,755	120,461

Changes in working capital:
Trade and other receivables		21,785	(477)
Trade and other payables		(333,226)	550,771
Cash generated from operations		4,057,314	670,755
Income tax paid		-	-
Net cash generated from operating activities		4,057,314	670,755

Cash flows from investing activities
Placement of deposit		-	(3,000,000)
Interest received		-	68,309
Advance to related parties		-	(11,672,795)
Purchase of intangible assets	5	(64,927)	-
Net cash used in investing activities		(64,927)	(14,604,486)

Cash flows from financing activities
Issuance of preference shares	14	-	13,500,000
Proceed from related parties		25,814	6,415,029
Repayment to related parties		(4,086,686)	(4,050,941)
Repayment of lease liabilities		(117,327)	(129,176)
Net cash (used in)/generated from financing activities		(4,178,199)	15,734,912

Net change in cash and cash equivalents		(185,812)	1,801,181
Cash and cash equivalents at beginning of year		283,974	98,162
Cash and cash equivalents at end of year	10	98,162	1,899,343

5

A reconciliation of liabilities arising from financing activities as follows:

	Lease liabilities	Amount due to related parties
	US$	US$
June 30, 2024
As at July 1, 2023	284,038	24,669,407

Non-cash movement
- Interest expense	3,355	78,268
- Written off	(158,217)	-
- Unrealized fair value loss	-	12,181,220

Cash movement
- Repayment of principal	(129,176)	-
- Operating cash flow - Repayment to related parties	-	(23,700)
- Investing cash flow - Advance from related parties	-	522,469
- Financing cash flow - Advance from related parties	-	6,415,029
- Financing cash flow - Loan repayment to related parties	-	(4,050,941)

As at June 30, 2024	-	39,791,752

June 30, 2023
As at July 1, 2022	392,992	29,203,557

Non-cash movement
- Interest expense	8,373	77,711
- Unrealized fair value loss	-	5,430,850
- Repayment in digital assets	-	(5,981,839)

Cash movement
- Financing cash flow - Loan repayment to related parties	-	(4,086,686)
- Financing cash flow - Advance from related parties	-	25,814
- Financing cash flow - Repayment of principal	(117,327)	-

As at 30 June 2023	284,038	24,669,407

The accompanying notes are an integral part of these consolidated financial statements.

6

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Overview

Amber DWM Holding Limited (the “Company”) was incorporated in the Cayman Islands on November 28, 2023 and its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The principal place of business of the Company is 1 Wallich Street, #30-02, Guoco Tower, Singapore 078881.

These consolidated financial statements comprise the Company and its subsidiaries (the “Group”).

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are disclosed below.

The details of its subsidiaries are as follows:

Name of subsidiaries		Percentage of effective ownership held by the Company
(Country of incorporation and principal place of business)	Principal activities	June 30, 2023	June 30, 2024
Sparrow Holdings Pte. Ltd. (1) (Singapore)	Investment holding	100%	100%
Sparrow Tech Private Limited (2) (Singapore)	Develop digital asset platform to provide digital asset products/solutions	100%	100%
Sparrow Digital Pte. Ltd. (Singapore)	Develop digital asset platform to provide digital asset products/solutions	100%	100%
Sparrow Operations Private Limited (3) (Singapore)	Other business support services	100%	100%
Sparrow Fund Management Pte. Ltd.(4) (Singapore)	Fund management activities	100%	100%
Amber DWM Limited (Hong Kong)	Cost centre	-	100%
Amber Trading Alfa Limited (BVI)	Inactive	100%	100%

(1)	Sparrow Holdings Pte. Ltd. and its wholly-owned subsidiaries were acquired by Amber Global Limited on November 29, 2022, and then restructured to Amber DWM Holding Limited, a wholly-owned subsidiary of Amber Global Limited on July 18, 2024.

(2)	On August 1, 2022, Sparrow Tech Private Limited is granted with Major Payment Institution (“MPI”) license by the Monetary Authority of Singapore (“MAS”) to provide Digital Payment Token (“DPT”) services in Singapore under the Payments Services Act 2019 (“PSA”).

(3)	Formerly known as Sparrow Research Pte. Ltd.

(4)	Formerly known as Amber Capital Markets (Singapore) Pte. Ltd.

7

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Overview (Continued)

Reorganization

In preparation of its business combination with iClick Interactive Asia Group Limited (“iClick Asia”), a company incorporated in Cayman Islands and listed on Nasdaq Capital Market, the Company underwent a series of reorganization arrangements and the following transactions were undertaken to reorganize the legal structure.

1.	Amber DWM Holding Limited was incorporated in the Cayman Islands on November 28, 2023, and is a wholly-owned subsidiary of Amber Global Limited.

2.	Sparrow Holdings Pte. Ltd., Sparrow Tech Private Limited, Sparrow Digital Pte. Ltd., Sparrow Operations Private Limited, and Sparrow Fund Management Pte. Ltd. (collectively known as “Sparrow Group), these entities were incorporated in Singapore and acquired by Amber Global Limited on November 29, 2022. As part of the preparation for the business combination, Amber Global Limited transfers the entire issued and paid-up capital of Sparrow Group to Amber DWM Holding Limited, a wholly-owned subsidiary of Amber Global Limited on July 18, 2024. As a result of the transfer, Sparrow Group became a wholly-owned subsidiary of Amber DWM Holding Limited.

3.	Amber DWM Limited was incorporated in Hong Kong on January 29, 2024 and is a wholly-owned subsidiary of Amber DWM Holding Limited.

4.	Amber Trading Alfa Limited was incorporated in British Virgin Islands on April 8, 2022 as a wholly-owned subsidiary of Amber Technologies Limited, a subsidiary of Amber Global Limited. As part of the preparation for the business combination, Amber Technologies Limited transfer the entire issued and paid-up capital of Amber Trading Alfa Limited to Amber DWM Holding Limited on June 27, 2024. As a result of the transfer, Amber Trading Alfa Limited became a wholly-owned subsidiary of Amber DWM Holding Limited.

After the series of reorganization arrangements, Amber DWM Holding Limited became the holding company for all the subsidiaries. Since all entities involved in the reorganization arrangements are under common control before and after the reorganization, the reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the reorganization carried over at their historical amount. Therefore, the accompanying consolidated financial statements were prepared as if the corporate structure of Amber DWM Holding Limited had been in existence since the beginning of the periods presented.

2.	Material accounting policy information

2.1	Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

8

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

In the current year, the Group has adopted all the new and revised IFRS and Interpretations of IFRS that are relevant to its operations and effective for annual periods beginning on or after July 1, 2023. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and Interpretations of IFRS. The adoption of these new or amended IFRS and Interpretations of IFRS did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

    IFRS and Interpretations of IFRS issued but not yet effective

Description	Effective for annual periods beginning on or after
Amendments to IAS 1: Presentation of Financial Statements: Classification of Liabilities as Current or Non-current	1 January 2024
Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback	1 January 2024
Amendments to IAS 1: Presentation of Financial Statements: Non-current Liabilities with Covenants	1 January 2024
Amendments to IAS 7: Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements	1 January 2024
Amendments to IAS 21: The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability	1 January 2025

At the date of authorisation of these financial statements, certain IFRS and Interpretations of IFRS were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Group does not intend to early adopt any of the above new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the aforementioned revised/new standards will not have a material impact on the financial statements of the Group and Company in the period of their initial adoption.

2.2	Liquidity and going concern

In assessing the Group’s liquidity and significant doubt about its ability to continue as a going concern, management monitors and analyzes cash and bank balances and operating expenditures commitments. The Group’s liquidity needs are to meet working capital requirements and operating expenses obligations. To date, the Group has financed its operations primarily through operating cash flows and advances from ultimate holding company and related companies.

Management has considered whether there is substantial doubt about its ability to continue as a going concern due to: (1) net current liabilities of approximately US$21,368,000 and US$16,395,000 for year ended June 30, 2024 and 2023; (2) accumulated deficit of approximately US$4,384,000 as of June 30, 2024; and (3) net loss of approximately US$16,150,000 and US$7,800,000 for the year ended June 30, 2024 and 2023, and (4) net cash generated from operating activities of approximately US$671,000 and US$4,057,000 for year ended June 30, 2024 and 2023, respectively.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.2	Liquidity and going concern (Continued)

The ultimate holding company and certain related companies provided a letter of undertaking not to demand repayment of US$39,791,752 (2023: US$24,669,407) until the Group has sufficient resources to repay. In addition, as part of the pre-closing condition with iClick Asia, the ultimate holding company agreed and will waive payables approximately US$37,738,000 owning by the Company as at June 30, 2024. The ultimate holding company also undertake to provide financial guarantee for non-trade receivables due from certain related companies. In addition, the ultimate holding company undertake and will continue to provide additional cash funding to ensure the Group will have sufficient working capital and to meet its financial obligations for at least the next 12 months from the date of approval of these consolidated financial statements.

Management will also consider the following: (1) obtaining other available sources of financing from financial institutions and line of credits or (2) issuance of additional ordinary shares, preference shares or convertible note. Based on the above considerations, management believes that the Group has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months. However, there is no assurance that the Group will be successful in implementing these strategies.

2.3	Revenue

Revenue is measured at the fair value of the consideration received or receivable. Revenue is recognised when services are rendered to the customer. Depending on the terms of the contract and the laws that apply to the contract, service may be provided over time or at a point in time.

Service is provided over time if the Company’s performance: (1) provides all of the benefits received and consumed simultaneously by the customer; or (2) creates and enhances an asset that the customer controls as the Company performs.

If service transfers over time, revenue is recognised over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognised at a point in time when the customer obtains control of the service.

Specifically, the Group uses a five-step approach to recognise revenue:

•	Step 1: Identify the contract(s) with a client
•	Step 2: Identify the performance obligations in the contract
•	Step 3: Determine the transaction price
•	Step 4: Allocate the transaction price to the performance obligations in the contract
•	Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

The Group recognises revenue when a performance obligation is satisfied, i.e., when “control” of the goods underlying the particular performance obligations is transferred to customers.’

The following is a description of the accounting policy for the principal revenue streams of the Company.

    Conversion fees

The Group earns conversion fee when customers transfer or withdraw funds and/or digital assets from its proprietary platform, and conversion between fiat currencies and digital assets, according to the customers’ requirements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.3	Revenue (Continued)

    Conversion fees (Continued)

The Group will charge the customer a predetermined conversion fee, which is based on a fixed percentage of the contract price for each transaction. The conversion fee is a fixed price contract, and the conversion fee is indicated on the contract with customers. Management determined there is only one performance obligation related to conversion fee and revenue is recognised at a point in time upon conversion service is rendered and (1) accepted and acknowledgement by customers indicating acceptance of service or (2) objective evidence of transfer of cryptocurrency into designated wallet specified by the customer or counterparty. Customers typically make payments together with the transaction price i.e. conversion fee will be charged together or deducted from the transaction price. The Group is an agent to as the Group provides facilitation services for the transaction entered by the customers.

    Finance income

The Group enters into arrangements with Whalefin Technologies Ltd (“Whalefin”), a related party, to purchase cryptocurrency-denoted products which represent fixed interest cryptocurrency deposit at Whalefin. The deposit is not protected by any insurance and is non-secured, hence the Group may lose some or all of the amount deposited with Whalefin in extreme market conditions. Upon maturity, the Group receives the same type of cryptocurrency in the same quantity, in principal plus additional interest returns in cryptocurrency. The deposit can be withdrawn on demand and is generally delivered to the Group within 3 working days upon maturity. The nature of the product in essence, is a cryptocurrency lending arrangement.

Financing income derived from cryptocurrency lending arrangement is denominated in units of the specific cryptocurrency to Whalefin and is recognised based on the gross carrying amount over the term of the cryptocurrency lending arrangement using effective interest rate. The term of the cryptocurrency lending arrangement varies from 30 days to 250 days.

    Advisory fee

Advisory fee is recognised at a point in time for consultancy service is rendered and accepted by customers.

2.4	Government grants

Grants from the government are recognised as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate for, on a systematic basis. Government grants relating to expenses are shown separately as “other income”.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.5	Basis of consolidation

    Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealised gains on transactions between group entities are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

    Common control

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the consolidated financial statements of the Group are a continuation of the acquired entities and is accounted for as follows:

•	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the financial statements;

•	The Group will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

•	No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as a merger reserve.

    Acquisition

The acquisition method of accounting is used to account for business combinations entered by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.5	Basis of consolidation (Continued)

    Acquisition (Continued)

On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill.

    Disposals

When a change in the Group’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in profit or loss.

2.6	Subsidiaries

Investment in subsidiaries are carried at cost less accumulated impairment losses in the Company’s statement of financial position. On disposal of such investment, the difference between disposal proceeds and the carrying amount of the investment is recognised in profit or loss.

2.7	Property, plant and equipment

All items of property, plant and equipment are initially recorded at cost. Subsequent to recognition, property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property, plant and equipment.

The projected cost of dismantlement, removal or restoration is also recognised as part of the cost of property, plant and equipment if the obligation for the dismantlement, removal or restoration is incurred as a consequence of either acquiring the asset or using the asset for purpose other than to produce inventories.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.7	Property, plant and equipment (Continued)

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Computer equipment	3 years
Furniture and fittings	3 years
Office equipment	3 years
Leasehold improvement	Over lease term
Leased premise	Over lease term

Fully depreciated property, plant and equipment are retained in the financial statements until they are no longer in use.

The residual values, useful lives and depreciation method are reviewed at the end of each reporting period, and adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognised.

2.8	Intangible assets

Acquired intangible assets are initially measured at cost. The cost of intangible assets acquired in a business combination is initially measured at their fair value at the acquisition date. Subsequent to initial recognition, the intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses.

Intangible assets with finite useful life are amortised over its useful life, using its straight-line method.

    Computer software

Acquired computer software is initially capitalised on the basis of the costs incurred to acquire and prepare the software for its intended use. Direct expenditure which enhances or extends the performance of computer software beyond its specifications and which can be reliably measured is added to the cost of the software. Costs associated with maintaining computer software are recognised as an expense as incurred.

Computer software licences are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to profit or loss over their estimated useful lives of 3 years.

    Trademark

Trademark is stated at cost less accumulated amortisation and accumulated impairment losses. The cost is amortised over 10 years, which is the shorter of their estimated useful lives and periods of contractual rights.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.8	Intangible assets (Continued)

    Goodwill

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised, but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The amortisation period and amortisation method of intangible assets other than goodwill are reviewed at least at the end of each reporting period. The effects of any revision are recognised in profit or loss when the changes arise.

2.9	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, (or, where applicable, when an annual impairment testing for an asset is required), the Group makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Impairment losses are recognised in profit or loss.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised previously. Such reversal is recognised in profit or loss.

2.10	Financial instruments

            Financial assets

            Initial recognition and measurement

Financial assets are recognised when, and only when the entity becomes party to the contractual provisions of the instruments.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.10	Financial instruments (Continued)

Financial assets (Continued)

Initial recognition and measurement (Continued)

Trade receivables are measured at the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of a third party, if the trade receivables do not contain a significant financing component at initial recognition.

Subsequent measurement

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortised cost, fair value through other comprehensive income (“FVOCI”) and FVPL.

At amortised cost

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Financial assets are measured at amortised cost using the effective interest method, less impairment. Gains and losses are recognised in profit or loss when the assets are derecognised or impaired, and through the amortisation process.

At fair value through other comprehensive income

Financial assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Financial assets measured at FVOCI are subsequently measured at fair value. Any gains or losses from changes in fair value of the financial assets are recognised in other comprehensive income, except for impairment losses, foreign exchange gains and losses and interest calculated using the effective interest method are recognised in profit or loss. The cumulative gain or loss previously recognised in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment when the financial asset is derecognised.

At fair value through profit or loss

Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. A gain or loss on a debt instrument that is subsequently measured at FVPL and is not part of a hedging relationship is recognised in profit or loss in the period in which it arises.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.10	Financial instruments (Continued)

Financial assets (Continued)

Impairment

The Group recognises an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a “12-month ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognised for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a “lifetime ECL”).

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Group considers a financial asset in default when contractual payments are 60 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Derecognition

A financial asset is derecognised where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognised in other comprehensive income for debt instruments is recognised in profit or loss.

Derivative financial instruments

A derivative financial instrument is initially recognised at its fair value on the date the contract is entered into and is subsequently carried at its fair value. Fair value changes on derivatives that are not designated or do not qualify for hedge accounting are recognised in profit or loss when the changes arise.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.10	Financial instruments (Continued)

Financial liabilities

Initial recognition and measurement

Financial liabilities are recognised when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value plus in the case of financial liabilities not at FVPL, net of directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the liabilities are derecognised, and through the amortisation process.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognised in profit or loss.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

2.11	Digital assets

The Group’s digital asset portfolio mainly comprises cryptocurrencies and since the Group actively trades cryptocurrencies, purchasing them with a view to their resale in the near future for the ordinary course of business. The Group applies the guidance in IAS 2 Inventories for commodity broker-traders and measures the digital assets at fair value less costs to sell. The Company considers there are no significant “costs to sell” digital assets and hence measurement of digital assets is based on their fair values with changes in fair values recognized in profit or loss in the period of the changes.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.11	Digital assets (Continued)

    Digital asset held for customers or placed with counterparties

Digital assets are recognised as the Group’s assets when the Group has present rights to the digital assets and the right to economic benefit and control others’ access to the benefit. The digital asset are held in a related party’s platform or third party’s exchange institution. If it is determined that the Group has the control over the digital assets, the Group recognises digital assets held for customers as its asset and recognises a corresponding liability due to its customer for the digital assets in its financial statements.

    USD Coin (“USDC”)

USDC is a type of cryptocurrency that is backed by reserve assets in the traditional financial system, such as cash and cash equivalents, or securities. USDC is a stable coin redeemable on a one-to-one basis for United States dollars. Thus, it is accounted as a financial instrument amortized at cost recorded in consolidated financial position of the Group.

    Receivables and payables settled in cryptocurrencies

Receivables and payables settled in cryptocurrencies are measured at the fair value of the underlying cryptocurrencies based on their respective quoted prices initially and subsequently on the measurement date. The change in fair value of the underlying cryptocurrencies, are recognized in profit or loss.

2.12	Leases

    When the Group is the lessee

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

    Right-of-use assets

The Group recognises a right-of-use asset and lease liability at the date which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentives received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

These right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Right-of-use assets are presented within “property, plant and equipment”.

    Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the interest rate implicit in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Group shall use its incremental borrowing rate.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Lease payments include the following:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	Variable lease payments that are based on an index or rate, initially measured using the index or rate as at the commencement date;

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.12	Leases (Continued)

Lease liabilities (Continued)

•	Amounts expected to be payable under residual value guarantees;

•	The exercise price of a purchase option if the Group is reasonably certain to exercise the option; and

•	Payment of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

For a contract that contains both lease and non-lease components, the Group allocates the consideration to each lease component on the basis of the relative stand-alone prices of the lease and non-lease components. The Group has elected to not separate lease and non-lease components for property leases and account these as one single lease component.

Lease liabilities are measured at amortised cost using the effective interest method. Lease liabilities shall be remeasured when:

•	There is a change in future lease payments arising from changes in an index or rate;

•	There is a change in the Group’s assessment of whether it will exercise an extension option; or

•	There is a modification in the scope or the consideration of the lease that was not part of the original term.

Lease liabilities are remeasured with a corresponding adjustment to the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term and low-value leases

The Group has elected to not recognise right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases, except for sublease arrangements. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

2.13	Income taxes

Current income tax for current and prior periods is recognised at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.13	Income taxes (Continued)

Deferred income tax is recognised for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction.

A deferred income tax liability is recognised on temporary differences arising on investments in subsidiaries, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised.

Deferred income tax is measured:

(i)	at the tax rates that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date; and

(ii)	based on the tax consequence that will follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amounts of its assets and liabilities.

Current and deferred income taxes are recognised as income or expense in profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognised directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

The Group accounts for investment tax credits (for example, productivity and innovation credit) similar to accounting for other tax credits where a deferred tax asset is recognised for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilised.

2.14	Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

The Group recognises the estimated costs of dismantlement, removal or restoration of items of property, plant and equipment arising from the acquisition or use of assets. This provision is estimated based on the best estimate of the expenditure required to settle the obligation, taking into consideration time value of money.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.15	Employee benefits

Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities such as the Central Provident Fund in Singapore on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

2.16	Foreign currency translations and balances

Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the Company is United States Dollar and the financial statements are presented in United States Dollar (“USD”).

Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognised in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.16	Foreign currency translations and balances (Continued)

Translation of Group entities’ financial statements (Continued)

(i)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

2.17	Cash and cash equivalents

Cash and bank balances in the consolidated statements of financial position comprise cash on hand, bank balances and pledged deposits (less than 3 months) which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

For the purposes of consolidated statements of cash flows, cash and cash equivalents exclude any pledged deposits.

2.18	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

Convertible preference shares

Convertible preference shares are separated into liability and equity components based on the terms of the agreement. On issuance of the convertible preference shares, the fair value of the liability component is determined using a market rate for an equivalent instrument. This amount is classified as a financial liability measured at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption.

The remainder of the proceeds is allocated to the conversion option that is recognised and included in equity. Transaction costs are deducted from equity, net of associated income tax. The carrying amount of the conversion option is not re-measured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible preference shares, based on the allocation of proceeds to the liability and equity components when the instruments are initially recognised.

24

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.19	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any.

Diluted earnings per share is determined by adjusting the profit or loss attributable to owner of the Company and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

2.20	Segment information

Operating segment is reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segment.

2.21	Related party

    A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Group if that person:

(i)	Has control or joint control over the Group;
(ii)	Has significant influence over the Group; or
(iii)	Is a member of the key management personnel of the Group or of a parent of the Company.

(b)	An entity is related to the Group if any of the following conditions apply:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).
(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).
(iii)	Both entities are joint ventures of the same third party.
(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.
(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. If the Group is itself such a plan, the sponsoring employers are also related to the Group.
(vi)	The entity is controlled or jointly controlled by a person identified in (a).
(vii)	A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

25

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting judgements and estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods.

Information about estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

3.1	Judgements made in applying accounting policies

Accounting of digital assets transactions and balances

Management notes that the topic of digital assets and the accounting for digital assets continues to be considered by IASB and continues to monitor new comments and interpretations released by the Board and other standard setters from around the world. In line with this, the Group has considered its position for the year ended 30 June 2024 and 2023 and had to make judgement that the most applicable standard would be IAS 2 Inventories, based on the Group’s understanding of the characteristics of the assets as these digital assets are mainly held for the purpose of providing a service to customer in converting different type of digital asset and lending arrangement with a related party, which can be denominated in different type of digital asset.

Management treatment continues to be to measure crypto assets at fair value (unless otherwise disclosed and provided certain conditions are met) under the respective accounting standards.

Revenue recognition – conversion fees

Significant judgement is required in determining whether the Group is principal or agent in certain transactions between customers.

The Group evaluates the presentation of gross or net basis based on whether it controls the digital asset before it is transferred to the customer (gross) or whether it acts as an agent by facilitating the transaction. The Group does not set the prices for the transaction as the price is the market rate established on a trading platform between the buyer and seller. As a result, the Group acts as an agent in facilitating the ability for the customer to convert or purchase digital assets.

3.1	Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Group based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

26

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair value of digital assets and USDC

Crypto assets are measured at fair value using the quoted price in United States dollars from a number of different sources with the primary being Coinmarketcap (https://coinmarketcap.com) at closing Coordinated Universal Time. Management considers this fair value to be a Level 1 input under the IFRS 13 Fair Value Measurement fair value hierarchy as the price on the quoted price(unadjusted) in an active market for identical assets.

Impairment of goodwill

The Group tests goodwill for impairment at least on an annual basis. Determining whether goodwill is impaired requires an estimation of the value-in-use of the cash-generating units (“CGU”) to which goodwill has been allocated. The value-in-use calculation requires the entity to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. No impairment loss was recognised during the financial year ended June 30, 2024 and 2023.

The carrying amount of goodwill as at June 30, 2024 and 2023 was US$16,735,211 (Note 6).

27

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Property, plant and equipment

	Computer equipment	Furniture and fitting	Office equipment	Leasehold improvement	Leased premise	Total
	US$	US$	US$	US$	US$	US$
Cost:
Balance at July 1, 2022 and June 30, 2023	116,514	19,815	3,404	84,770	657,216	881,719
Write-off	-	-	-	(84,770)	(657,216)	(741,986)
Balance at June 30,2024	116,514	19,815	3,404	-	-	139,733

Accumulated depreciation
Balance at July 1, 2022	110,125	15,441	2,774	82,932	255,586	466,858
Depreciation	6,389	2,356	276	773	127,792	137,586
Balance at June 30, 2023	116,514	17,797	3,050	83,705	383,378	604,444
Depreciation	-	1,922	354	1,065	73,024	76,365
Write-off	-	-	-	(84,770)	(456,402)	(541,172)
Balance at June 30, 2024	116,514	19,719	3,404	-	-	139,637

Carrying amount
Balance at June 30, 2023	-	2,018	354	1,065	273,838	277,275
Balance at June 30, 2024	-	96	-	-	-	96

 Right-of-use assets acquired under leasing arrangements are presented together with the owned assets of the same class. Details of such leased  assets are disclosed in Note 14.

 During the current financial year, the Company terminated its existing tenancy agreement for its office premise.

28

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	Intangible assets

	Goodwill	Computer software	Trademark	Total
	US$	US$	US$	US$
Cost:
Balance at July 1, 2022	-	3,580,305	1,393	3,581,698
Additions	16,735,211	64,927	-	16,800,138
Balance at June 30, 2023 and June 30, 2024	16,735,211	3,645,232	1,393	20,381,836

Accumulated amortization
Balance at July 1, 2022	-	2,594,262	580	2,594,842
Amortization	-	345,706	82	345,788
Balance at June 30, 2023	-	2,939,968	662	2,940,630
Amortization	-	457,317	139	457,456
Balance at June 30, 2024	-	3,397,285	801	3,398,086

Carrying amount
Balance at June 30, 2023	16,735,211	705,264	731	17,441,206
Balance at June 30, 2024	16,735,211	247,947	592	16,983,750

Goodwill

Goodwill acquired in a business combination is allocated to the cash-generating unit (“CGU”) that are expected to benefit from the business combination. The Group has only one CGU for the year ended June 30, 2024 and 2023.

During the financial year ended June 30, 2023, goodwill with carrying amount of US$16,735,211 was acquired through the Sparrow Group (Note 1).

US$
Purchase price	-
Net liabilities assumed	(16,735,211)
Goodwill	16,735,211

The Group tests CGU for impairment annually, or more frequently when there is an indication for impairment.

The Group has measured the recoverable amount of the CGU based on a value in use calculation using 5-years cash flows projections approved by the directors. Key assumptions on which management has based its cash flow projections for the respective periods are as follows:

	June 30, 2023	June 30, 2024
	%	%
Revenue growth	7.0 - 219.0	7.0 - 41.0
Long-term growth rate	3.0	3.0
Discount rate	16.0	16.0

29

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	Intangible assets (Continued)

Management determined revenue growth based on past performance and its expectation of market developments. The long-term growth rate used was consistent with forecasts included in industry reports. The discount rate was pre-tax and reflected specific risk relating to the industry.

6.	Financial asset, at fair value through profits or loss

	June 30, 2023	June 30, 2024
	US$	US$
As at the beginning of financial year	250,000	259,114
Fair value gain in profit or loss (Note 18 and Note 20)	9,114	(11,288)
As at the end of financial year	259,114	247,826

The Company investment in Signum Capital Investment VVC-Sub Fund is designated and measured at FVPL because its performance is monitored and managed on a fair value basis.

The fair value measurement has been categorised as Level 3 fair value based on inputs to the valuation techniques used. Fair value measurement will be performed on a quarterly basis.

7.	Trade and other receivables

	June 30, 2023	June 30, 2024
	US$	US$
Trade receivables - third parties	-	6,090

Other receivables - third parties	2,614	-
Deposits	202,418	147,437
Prepayments	80,034	112,016
Interest receivables	-	5,539
Total	285,066	271,082

Trade receivables are non-interest bearing and are generally on 30 (2023: Nil) days’ terms.

30

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Trade and other receivables (Continued)

The currency profile of the Group’s trade and other receivables at the end of the reporting date are as follows:

	June 30, 2023	June 30, 2024
	US$	US$
United States Dollar	51,019	65,754
Singapore Dollar	234,047	159,175
Hong Kong Dollar	-	1,296
Others	-	44,857
Total	285,066	271,082

8.	Digital assets

	June 30, 2023	June 30, 2024
	US$	US$
Digital assets:
Held in related party’s platform	14,756,229	22,693,621
Digital assets held on exchange institution	2,013,648	132,283
	16,769,877	22,825,904

The following table sets forth the fair values of digital assets held by the Group as the end of the financial year:

	June 30, 2023	June 30, 2024
	US$	US$
Bitcoin (“BTC”)	4,764,644	13,565,294
Ethereum (“ETH”)	2,974,771	4,187,371
Sparrow dollar (“SP$”) (1)	-	2,985,222
USD Tether (“USDT”)	6,194,805	807,247
USDC	2,832,988	1,253,301
Others	2,669	27,469
Total	16,769,877	22,825,904

(1) SP$ is a cryptographic blockchain-based digital information unit token issued by the Group and only used in Group’s platform. Each SP$ is  equivalent to US$1.

Among the digital assets balance, it included digital assets held by the Group used to purchase cryptocurrency-denoted products which represent fixed interest cryptocurrency deposit with related party and corresponding liabilities due to customers totalling approximately US$21,100,000 and US$11,500,000 for the financial year ended June 30,2024 and June 30,2023 respectively, as disclosed in Note 13.

31

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	Derivative financial instruments

	Notional amount	Notional amount	Assets	Liabilities
	US$	US$	US$	US$
	Buy	Sell
Derivatives carried at fair value:
Crypto structured products

June 30, 2024
To Customers
Call option	121,000	2,356,139	7,346	4,757
Put option	-	1,698,009	-	10,292

To related party
Call option	121,000	2,356,139	4,757	7,346
Put option	-	1,698,009	10,292	-
	242,000	8,108,296	22,395	22,395
June 30, 2023
To Customers
Call option	-	1,523,850	28,381	-
Put option	-	2,649,800	-	74,363

To related party
Call option	-	1,523,850	-	28,381
Put option	-	2,649,800	74,363	-
	-	8,347,300	102,744	102,744

The Group entered into put and call BTC and ETH options with its customers, and the Group also entered into identical back-to-back put and call BTC and ETH options with a related company. Management has no intention to hold these derivatives for more than one year and option varies from 3 days – 73 days (2023: 3 days – 56 days) till maturity.

10.	Cash and bank balances

	June 30, 2023	June 30, 2024
	US$	US$
Fixed deposit	-	3,000,000
Cash at banks	98,162	1,899,343
	98,162	4,899,343

Fixed deposit bears interest at 3.90% to 4.67% (2023: Nil) per annum and for tenure of 30 (2023: Nil) days.

During the financial year, the Group placed a fixed deposit of US$3,000,000 with a bank in Hong Kong in accordance with Hong Kong VATP  guidelines for a related company, WhaleFin Markets Limited.

32

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	Cash and cash equivalents (Continued)

For the purpose of presenting the consolidated statement of cash flows, and cash and cash equivalents comprise the following at the end of the  financial year:

	June 30, 2023	June 30, 2024
	US$	US$
Cash and short-term deposit	98,162	4,899,343
Less: Restricted fixed deposit	-	(3,000,000)
	98,162	1,899,343

The currency profiles of the Group’s cash and cash equivalents as at the end of each reporting period are as follows:

	June 30, 2023	June 30, 2024
	US$	US$
United States Dollar	38,886	4,717,455
Singapore Dollar	48,029	114,110
Hong Kong Dollar	7,720	63,972
Others	3,527	3,806
Total	98,162	4,899,343

11.	Trade and other payables

	June 30, 2023	June 30, 2024
	US$	US$
Trade payables - third parties	6,058	27,754

Other payables - third parties	28,284	88,908
Accrued expenses	339,023	831,174
	373,365	947,836

Trade payables are non-interest bearing and are generally on 30 (2023: 30) days’ credit terms.

The currency profiles of the Group’s trade and other payables as at the end of each reporting period are as follows:

	June 30, 2023	June 30, 2024
	US$	US$
United States Dollar	44,940	436,694
Singapore Dollar	328,425	461,018
Hong Kong Dollar	-	50,124
	373,365	947,836

33

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	Assets and liabilities related to custodian digital assets of customers (Continued)

	June 30, 2023	June 30, 2024
	US$	US$
Digital assets due to customers	8,664,264	19,025,928
Bank balance due to customers	1,461,010	1,867,004
	10,125,274	20,892,932

The balance represents the safeguarding liability and corresponding safeguarding asset of the Group for the custodian of customers’ digital assets in the Group’s proprietary platform.

The Group allows its customers to deposit digital assets like Bitcoin (“BTC”), Ethereum (“ETH”), USD Coin (“USDC”), Tether USD (“USDT”) in the Group’s proprietary platform free of charge. Customers also deposit an immaterial amount of other digital assets such as DOT, XLM, XRP and SOL in the Group’s proprietary platform to facilitate the future transactions of the customers on the Group’s proprietary platform.

The Group opens a separate account on Bitgo, DBS, and related party’s platform, Whalefin to hold the customers’ digital assets and maintains internal recordkeeping of the digital assets for each of the customers. The Group’s contractual arrangements state that its customers retain legal ownership of the custodian digital assets; have the right to withdraw, used for payment to purchase services in the platform; and also benefit from the rewards and bear the risks associated with the ownership, including as a result of any price fluctuations of the digital assets.

The customers also bear the risk of loss as a result of fraud or theft, unless the loss was caused by the Group’s gross negligence or wilful misconduct.

The following table sets forth the fair values of digital assets due to customers as the end of the financial year was as follows:

	June 30, 2023	June 30, 2024
	US$	US$
BTC	4,807,044	10,148,542
ETH	2,730,426	2,617,172
USDT	719,298	6,155,594
USDC	407,377	82,314
Others	119	22,306
	8,664,264	19,025,928

The following table sets forth the currency profile for the funds due to customers as the end of the financial year was as follows:

	June 30, 2023	June 30, 2024
	US$	US$
United States Dollar	1,306,746	1,862,496
Singapore Dollar	154,264	4,508
	1,461,010	1,867,004

34

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	Liabilities due to customers

	June 30, 2023	June 30, 2024
	US$	US$
Structured products	11,530,387	21,077,444
Accrued interest	13,263	15,541
	11,543,650	21,092,985

Liabilities due to customers are mainly related to proceeds received from customers who purchased cryptocurrency-denoted products, which represent fixed/variables interest cryptocurrency deposited in “Sparrow” platform operated by the Group. The deposit is not protected by any  insurance and is non-secured. Upon maturity of the product, the customers receive the same type of cryptocurrency in the same quantity plus  additional interest returns. The deposit and interest will be deposited to customers account on the same date upon maturity of structured products,  and customers able to withdraw it on demand.

The following table sets forth the fair values of liabilities due to customers as the end of the financial year:

	June 30, 2023	June 30, 2024
	US$	US$
BTC	2,435,769	13,500,282
ETH	1,833,907	4,123,677
SP$	-	2,049,063
USDT	5,471,059	783,549
USDC	1,802,103	609,864
Others	812	26,550
Total	11,543,650	21,092,985

14.	Lease liabilities

Group as a lessee

The Group has lease contracts for leasehold office. The Group’s obligations under these leases are secured by the lessor’s title to the leased assets. The Group is restricted from assigning and subletting the leased assets.

Carrying amount of lease right-of-use assets

Leasehold office
US$
At July 1, 2022	401,630
Depreciation	(127,792)
At June 30, 2023	273,838
Depreciation	(73,024)
Written off	(200,814)
At June 30, 2024	-

35

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	Lease liabilities (Continued)

Lease liabilities

The carrying amount of lease liabilities and the movement during the financial year are disclosed elsewhere in the consolidated financial statements, and the maturity analysis of lease liabilities is disclosed in Note 23.

	June 30, 2023	June 30, 2024
	US$	US$
Current	226,019	-
Non-current	58,019	-

Amounts recognized in profit or loss

	June 30, 2023	June 30, 2024
	US$	US$
Depreciation of right-of-use assets	127,792	73,024
Interest expense on lease liabilities (Note 18)	8,373	3,355
	136,165	76,379

Total cash outflows

The Group had total cash outflows for leases of US$117,327 and US$129,175 for the years ended June 30, 2023 and June 30, 2024, respectively.

15.	Share capital

	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024
	Number of shares	Number of shares	US$	US$
	Ordinary shares	Series A preference shares
At date of incorporation	40,000	-	3,000,000	3,000,000
Issuance of preference shares	-	2,100	-	10,500,000
At end of financial year	40,000	2,100	3,000,000	13,500,000

The Company was incorporated in Cayman Island on November 23, 2023, with an authorized share capital of US$50,000 divided into 50,000 ordinary shares of US$1.00 each.

36

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	Share capital (Continued)

On February 7, 2024, the Company’s shareholders approved to amend the authorized share capital from US$50,000, divided into 50,000 ordinary shares, par value of US$1.00 per share, to US$50,000, divided into 2,000,000,000 ordinary shares of par value US$0.000025 per share. The issued 1  ordinary share of par value of US$1.00 each, is therefore subdivided into 40,000 ordinary shares, par value of US$0.000025.

 On February 7, 2024, the Company issued 2,000 Series A preference shares with a cash consideration of US$10,000,000 for working capital.

 On April 15, 2024, the Company’s shareholder approved to amend the authorized share capital by re-designated 1,000 authorised but unissued  ordinary shares be and are hereby re-designated as 1,000 Series A preference shares with par value of US$0.000025 each. After the re-designation, the  authorised share capital of the Company is US$50,000 divided into (i) 1,999,997,000 ordinary shares, par value of US$0.000025 each, and (ii) 3,000  Series A preference shares, with par value of US$0.000025 each.

 On May 6, 2024, the Company issued additional 100 Series A preference shares with a cash consideration of US$500,000.

16.	Reserve

Capital reserve represents non-distributable reserve which arose from waiver of loan from ultimate holding company.

17.	Revenue

	June 30, 2023	June 30, 2024
	US$	US$
Disaggregation of revenue
Conversion fees	271,025	1,497,054
Finance income	840,336	1,988,365
Advisory fee	-	62,794
	1,111,361	3,548,213

	June 30, 2023	June 30, 2024
	US$	US$
Timing of transfer
Point in time	271,025	1,559,848
Over time	840,336	1,988,365
	1,111,361	3,548,213

37

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	Other income

	June 30, 2023	June 30, 2024
	US$	US$
Government grants	61,617	8,794
Foreign exchanges difference, net	893	-
Fair value gain on FVPL (Note 6)	9,114	-
Service income (Note 22)	-	35,954
Interest income	-	73,848
Consultation fee	-	38,309
Others	84	12,809
	71,708	169,714

19.	Finance costs

	June 30, 2023	June 30, 2024
	US$	US$
Interest expense on :
Lease liabilities (Note 14)	8,373	3,355
Related parties (Note 22)	77,711	78,268
	86,084	81,623

20.	Loss before tax

Loss before tax has been arrived at after charging:

	June 30, 2023	June 30, 2024
	US$	US$
Employee benefits expense	1,603,460	3,683,279
Technology expense	331,631	353,319
Business development expense	8,391	7,294
Professional fees	87,374	728,897
Lease modification	-	42,597
Fair value loss on FVPL (Note 6)	-	11,288
Amortization of intangible assets (Note 5)	345,788	457,456
Depreciation of right-of-use assets (Note 14)	127,792	73,024
Depreciation of property, plant and equipment (Note 4)	9,794	3,341
License fees	7,609	95,074
Outsourcing fees	60,507	67,164

38

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Income tax expense

The major components of income tax expense recognized in profit or loss for the years ended June 30, 2024 and 2023 were:

	June 30, 2023	June 30, 2024
	US$	US$
Current income tax – current year	-	-

Relationship between tax expense and accounting loss

A reconciliation between tax expense and the product of accounting loss multiplied by the applicable corporate tax rate for the financial years ended June 30, 2024 and 2023 were as follows:

	June 30, 2023	June 30, 2024
	US$	US$
Loss before tax	(7,800,856)	(16,149,548)

Income tax expense at 17% (2023: 17%)	(1,326,146)	(2,745,423)
Effect of difference tax rate	13	167
Income not subject to tax	(1,542,364)	(30,727)
Non-deductible expenses	2,480,841	2,304,892
Deferred tax assets not recognised	387,656	471,091
	-	-

The Group has unabsorbed tax losses available for offsetting against future taxable income as follows:

	June 30, 2023	June 30, 2024
	US$	US$
At beginning of financial year	-	2,280,329
Addition	2,280,329	2,771,124
At end of financial year	2,280,329	5,051,453

Deferred tax assets are unrecognised for tax losses carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has unrecognised tax losses of approximately US$5,000,000 (2023: US$2,300,000) at the reporting date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements. The unrecognised tax losses have no expiry dates.

Singapore

Under the current Inland Revenue Authority of Singapore, the Group’s subsidiary incorporated in Singapore is subject to a statutory tax rate of 17% (2023: 17%).

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary incorporated in Hong Kong is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$ 2million and 16.5% for any assessable profits in excess of HK$ 2million.

39

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Income tax expense (Continued)

British Virgin Islands

The entity established under the BVI Act is exempted from BVI income taxes.

Cayman Islands

The Company established under the Cayman Islands Act is exempted from Cayman Islands income taxes.

22.	Significant related party transactions and balances

Related parties name	Relationship to the Company

Amber Global Ltd	Ultimate holding company
Amber AI Ltd	Affiliates
Amber Technologies Service Pte Ltd	Affiliates
WhaleFin Technologies Ltd	Affiliates
Amber Technologies Ltd	Affiliates
Amber Vault AUS Pty. Ltd.	Affiliates
Amber Technologies Global Pte Ltd	Affiliates
WhaleFin Markets Ltd	Affiliates
Amber Custodian Services Ltd	Affiliates

In addition to the related party information disclosed elsewhere in the financial statements, the following transactions with related parties took place at terms agreed between the parties during the financial year:

	June 30, 2023	June 30, 2024
	US$	US$
Amber Global Ltd
Interest expenses (Note 19)	18,750	59,015

Amber Technologies Service Pte Ltd
Service income (Note 18)	-	(35,954)

Amber Technologies Global Pte Ltd
Outsourcing / support fees	60,507	29,573
Interest expenses (Note 19)	58,961	13,951

Whalefin Technologies Ltd
Revenue	(112,846)	(554,381)
Cost of sales	2,069	13,940
Interest expenses (Note 19)	-	5,303
Other income	-	(2,500)

Amber Technologies Limited
Revenue	(727,548)	(1,370,178)
Cost of sales	-	29,613

RigSec Technology Limited
Revenue - Channel fees	-	(25,000)

40

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	Significant related party transactions and balances (Continued)

Amount due from related parties

	June 30, 2023	June 30, 2024
	US$	US$
Trade
Rigsec Technology Ltd	-	25,000
WhaleFin Technologies Ltd	5,000	-

Non-trade
Amber AI Ltd	-	400,000
WhaleFin Technologies Ltd (1)	-	6,594,664
Amber Technologies Global Pte Ltd	-	47,476
Amber Technologies Services Pte Ltd	-	35,953
WhaleFin Markets Ltd (1)	-	5,115,549
Amber Custodian Services Ltd	-	1,622
Amber Global Ltd	3,000,000	-
	3,005,000	12,220,264

(1)	These non-trade receivables mainly pertained to expenses paid on behalf for related parties.

The amount due from related parties are trade in nature, unsecured, interest-free and with the credit term 30 days (2023: 30 days).

The amount due from related parties are non-trade in nature, unsecured, interest-free and payable on demand.

The currency profile of the Group’s amount due from related parties at the end of the reporting date are as follows:

	June 30, 2023	June 30, 2024
	US$	US$
United States Dollar	3,005,000	9,206,835
Singapore Dollar	-	83,429
Hong Kong Dollar	-	2,930,000
	3,005,000	12,220,264

41

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	Significant related party transactions and balances (Continued)

Amount due to related parties

	June 30, 2023	June 30, 2024
	US$	US$
Trade
Amber Technologies Ltd	23,700	-

Loan
Amber Technologies Global Pte Ltd [1]	2,482,807	-
Amber Global Ltd [2]	1,005,507	-
Amber Global Ltd [3]	21,131,579	29,340,127
Amber Global Ltd [4]	-	5,398,040
Amber Global Ltd [5]	-	3,000,000
WhaleFin Technologies Ltd [6]	-	1,505,302

Non-trade
Amber AI Ltd	10,645	410,493
Amber Technologies Global Pte Ltd	15,169	3,029
Amber Technologies Services Pte Ltd	-	1,659
WhaleFin Technologies Ltd	-	132,779
Amber Vault AUS Pty. Ltd.	-	323
	24,669,407	39,791,752

 The amount due to related parties are trade in nature, unsecured, interest-free and credit term 30 days (2023: Nil).

[1]	The loan payable due to Amber Technologies Global Pte Ltd is in fiat currency, unsecured, bearing interest at 7.00% per annum and repayable on demand.

[2]	The loan payable to Amber Global Ltd is in fiat currency, unsecured, bearing interest at 3.00% per annum and repayable on demand.

[3]	The loan payable to Amber Global Ltd is in cryptocurrency, unsecured, bearing interest at 3.00% per annum and repayable in 12 months term. Due to fluctuations of fair value of cryptocurrency, the Company incurred unrealized fair value loss on digital assets loan approximately unrealized fair value loss US$12,200,000 and US$5,400,000 in June 30, 2024 and 2023 respectively.

The Group had repaid partial of cryptocurrency loan with related parties and incurred realized fair value gain on digital assets loan approximately US$500,000 and US$60,000 in June 30, 2024 and 2023 respectively.

[4]	The loan payable to Amber Global Ltd is in fiat currency for the purpose of working capital purpose, unsecured, interest free and repayable on demand.

[5]	The loan payable to Amber Global Ltd is in fiat currency and novated from Whalefin Markets Ltd to the Group. The loan is unsecured, interest free and repayable on demand.

[6]	The loan payable to WhaleFin Technologies Ltd is in fiat currency, unsecured, bearing interest at 3% per annum and repayable in 12 months term.

42

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	Significant related party transactions and balances (Continued)

The following table sets forth the fair value of amount due to Amber Global Ltd that were denominated in digital assets as the end of the financial year was as follows:-

	June 30, 2023	June 30, 2024
	US$	US$
BTC	5,248,000	18,266,078
ETH	5,153,886	6,875,466
USDC	10,753,393	4,198,584
Total	21,155,279	29,340,127

The following table sets forth the amount due to related parties denominated in fiat as the end of the financial year was as follows:

	June 30, 2023	June 30, 2024
	US$	US$
United States Dollar	1,972,576	10,451,625
Singapore Dollar	1,541,552	-
Total	3,514,128	10,451,625

 Key management personnel

 Key management personnel are directors of the Group and those persons having authority and responsibility for planning, directing and controlling  the activities of the Group, directly or indirectly.

 The remuneration of key management personnel of the Group during the financial years were as follows:

	June 30, 2023	June 30, 2024
	US$	US$
Directors’ fees	1,400	2,400
Salaries and related costs	426,839	1,059,201
Defined contribution plan	21,943	56,809
	450,182	1,118,410

43

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	Financial risk management

The Group’s activities expose it to a variety of financial risks from its operation. The key financial risks include credit risk, liquidity risk and market risk (including foreign currency risk, digital asset price risk, risks associated with the storage and protection of digital assets and investment risk related to trading of digital assets).

The directors review and agree policies and procedures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial years, the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash), the Group minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’  financial condition and generally does not require collateral.

The Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Group has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Group has developed and maintained the Group’s credit risk gradings to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Group’s own trading records to rate its major customers and other debtors. The Group considers available reasonable and supportive forward-looking information which includes the  following indicators:

•	Internal credit rating

•	External credit rating

•	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations

•	Actual or expected significant changes in the operating results of the debtor

•	Significant increases in credit risk on other financial instruments of the same debtor

•	Significant changes in the expected performance and behavior of the debtor, including changes in the payment status of debtors in the company and changes in the operating results of the debtor

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

44

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	Financial risk management (Continued)

Credit risk (Continued)

The Group determined that its financial assets are credit-impaired when:

•	There is significant difficulty of the debtor

•	A breach of contract, such as a default or past due event

•	It is becoming probable that the debtor will enter bankruptcy or other financial reorganization

•	There is a disappearance of an active market for that financial asset because of financial difficulty

The Group categorizes a receivable for potential write-off when a debtor fails to make contractual payments more than 120 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

The Group’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognising expected credit loss (ECL)
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL – not credit impaired
III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL – credit-impaired
IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

45

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	Financial risk management (Continued)

 Credit risk (Continued)

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

		12-month or	Gross carrying amount	Loss allowance	Net carrying amount
	Category	lifetime ECL	US$	US$	US$
June 30, 2023
Trade receivables	III Note 1	Lifetime ECL (Simplified)	-	-	-
Other receivables	I Note 2	12-month ECL	205,032	-	205,032
Amount due from related parties	I Note 2	12-month ECL	3,005,000	-	3,005,000
USDC	I Note 3	12-month ECL	1,030,885	-	1,030,885
Cash and cash equivalents	I Note 4	12-month ECL	98,162	-	98,162

June 30, 2024
Trade receivables	III Note 1	Lifetime ECL (Simplified)	6,090	-	6,090
Other receivables	I Note 2	12-month ECL	152,976	-	152,976
Amount due from related parties	I Note 2	12-month ECL	12,220,264	-	12,220,264
USDC	I Note 3	12-month ECL	643,437	-	643,437
Cash and cash equivalents	I Note 4	12-month ECL	4,899,343	-	4,899,343

Trade receivables (Note 1)

For trade receivables, the Group has applied the simplified approach in IFRS 9 and use provision matrix to measure the loss allowance at lifetime ECL. In determining ECL on a collective basis, trade receivables are grouped based on similar credit risk and aging. The Group maintains an allowance for credit losses on its receivable balances, which represents its best estimate of current expected credit losses over the contractual life of the receivable balances. When evaluating the adequacy of its allowance for credit losses at each reporting period, the Group analyses receivable balances with similar risk characteristics on a collective basis, considering factors such as the aging of receivable balances, payment terms, historical loss experience, current information, and future expectations. At each reporting period, the Group reassesses whether any receivable no longer shares  similar risk characteristics and should instead be evaluated as part of another pool or on an individual basis.

Based on the above assessment, the Group has concluded that there has been no significant increase in the credit risk since the initial recognition of the receivables and determined that the ECL is insignificant except for those recognized during the financial period

46

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	Financial risk management (Continued)

Credit risk (Continued)

Other receivables and amount due from related parties (Note 2)

Other receivables are considered to be low credit risk and subject to immaterial credit loss. Credit loss for these assets have not increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

USDC (Note 3)

USDC is considered to be low credit risk and subject to immaterial credit loss as underlying reserve of USDC are held in cash, short-duration U.S. Treasuries, and overnight U.S. Treasury repurchase agreements within segregated accounts for the benefits of USDC holder. Credit loss for these assets have not increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

Cash and cash equivalents (Note 4)

Cash and cash equivalents are mainly deposits with reputable banks with high international credit rating. Credit loss for the assets have not increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

Exposure to credit risk

The Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics except for outstanding trade receivables from 1 customer which represent 100% of total trade receivables balance as at June 30, 2024.

Since the Company mainly maintains certain of its digital assets in accounts with the third party custodian platform, the Company may be exposed to significant losses if the platform experiences outages or becomes unavailable. To mitigate such risks, the Company only establishes accounts with the platform that have a good reputation.

47

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	Financial risk management (Continued)

Credit risk (Continued)

Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Group finances its working capital requirements through a combination of funds generated from operations, advances and loans from related parties, if necessary.

In assessing our liquidity, we monitor and analyze our cash and bank balances and our operating expenditure commitments. As of June 30, 2024, our cash and bank balances amounted to approximately US$4,900,000, our current assets were approximately US$61,400,000, and our current liabilities were approximately US$82,748,000.

Based on the above considerations, management is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months, taking into consideration undertaking from ultimate holding company and certain related companies not to demand repayment of approximately US$39,791,000 until the Group has sufficient resources to repay. In addition, the ultimate holding company will waive payables approximately US$37,738,000 upon the closing of the business combination with iClick Asia. In addition, the ultimate holding company undertake and will continue to provide additional cash funding to ensure the Group will have sufficient working capital and to meet its financial obligations for at least the next 12 months from the date of approval of these consolidated financial statements.

There are several factors that could potentially arise that could undermine the Group’s plans, such as changes in the demand for its products, economic conditions, its operating results continuing to deteriorate and its shareholders and related parties being unable to provide continued financial support.

The Group maintains sufficient cash and bank balances, internally generated cash flows, and advances/loans from ultimate holding company to finance their activities and management is satisfied that funds are available to finance the operations of the Company.

Analysis of financial instruments by remaining contractual maturities

The following table details the remaining contractual maturity for non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

	On demand or within 1 year	Within 2 to 5 years	Total
	US$	US$	US$
June 30, 2023
Trade and other payables	373,365	-	373,365
Lease liabilities	232,897	58,224	291,121
Amount due to related parties	24,669,407	-	24,669,407
Liabilities due to customers	21,668,924	-	21,668,924
	46,944,593	58,224	47,002,817

48

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	Financial risk management (Continued)

Liquidity risk (Continued)

	On demand or within 1 year	Within 2 to 5 years	Total
	US$	US$	US$
June 30, 2024
Trade and other payables	947,836	-	947,836
Amount due to related parties	39,791,752	-	39,791,752
Liabilities due to customers	41,985,917	-	41,985,917
	82,725,505	-	82,725,505

Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s profit or loss. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Foreign currency risk

The Group’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Group does not have any formal policy for hedging against currency risk. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short-term imbalances.

The Group has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the entity, primarily Singapore Dollar (“SGD”).

At the end of each reporting period, the Group’s exposure to foreign currency risk is as follows:

	June 30, 2023	June 30, 2024
	SGD	SGD
	US$	US$
Financial assets
Trade and other receivables	234,047	159,175
Amount due from related parties	-	83,429
Assets held on behalf of customers	154,264	4,508
Cash and cash equivalents	48,029	114,110
	436,340	361,222
Financial liabilities
Trade and other payables	(328,425)	(461,018)
Lease liabilities	(284,038)	-
Liabilities due to customers	(154,264)	(4,508)
	(766,727)	(465,526)

Net exposure	(330,387)	(104,304)

49

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	Financial risk management (Continued)

Market risk (Continued)

Foreign currency risk (Continued)

Strengthening of Singapore Dollar against the United States Dollar as at the reporting date would increase/(decrease) profit or loss by the amounts shown below. The analysis assumes that all other variables remain constant.

	June 30, 2023	June 30, 2024
	US$	US$
USD strengthening 5% (2023: 5%)	(16,519)	(5,215)

Weakening of Singapore Dollar against the above currencies would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

As Hong Kong dollar is pegged to the United States dollar, the Company considers the risk of movements in exchange rates between Hong Kong dollars and United States dollars to be insignificant.

Digital assets price risk

Digital assets that the Company deals within its trading activities are digital assets such as Bitcoin (“BTC”) and Ethereum (“ETH”) which can be traded in a number of public exchanges.

The Group’s exposure to price risk arises from digital assets and digital assets payables which are both measured on a fair value basis. In particular, the Group’s operating result may depend upon the market price of BTC and ETH, as well as other digital assets. Digital asset prices have fluctuated significantly from time to time. There is no assurance that digital asset prices will reflect historical trends.

The price risk of digital assets arising from trading of digital assets business is partially offset by remeasurement of digital assets payables representing the obligations to deliver digital assets held by the Group in the customers’ accounts to the customers under the respective trading arrangements with the Group.

At the end of each reporting period, the Group’s exposure risk to digital asset payable to related parties is as follows:

	June 30, 2023	June 30, 2023	June 30, 2024	June 30, 2024
	BTC	ETH	BTC	ETH
	US$	US$	US$	US$
Financial assets
Digital assets	2,328,875	1,140,864	65,012	63,694
Digital assets receivable from customers	7,242,813	4,564,333	23,648,823	6,740,848
	9,571,688	5,705,197	23,713,835	6,804,542
Financial liabilities
Digital assets payables to customers	(7,242,813)	(4,564,333)	(23,648,823)	(6,740,848)
Digital assets payables to related parties	(5,248,000)	(5,153,886)	(18,266,078)	(6,875,466)
	(12,490,813)	(9,718,219)	(41,914,901)	13,616,314)

Net exposure	(2,919,125)	(4,013,022)	(18,201,066)	(6,811,772)

50

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	Financial risk management (Continued)

Market risk (Continued)

Digital assets price risk (Continued)

Strengthening of BTC and ETH against the USD as at the reporting date would increase/(decrease) profit or loss by the amounts shown below. The analysis assumes that all other variables remain constant.

	June 30, 2023	June 30, 2024
	US$	US$
BTC strengthening 30% (2023: 30%)	(875,738)	(5,460,320)
ETH strengthening 30% (2023: 30%)	(1,203,907)	(2,043,532)

Weakening of BTC and ETH against the USD would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Risks associated with the storage and protection of digital assets

The Group primarily stored its digital assets with cryptocurrency custodians to facilitate customers deposits and withdrawals. Due to the lack of an insurance policy for its digital assets, any disruptions or closures of cryptocurrency custodians, as well as potential cyber-attacks or thefts, could result in substantial losses for the Group.

Investment risk related to trading of digital assets

The Group follows a fully hedged strategy for structured products. Each user-facing structured product is quoted by a related party and a spread is added before it is quoted to clients. Therefore, there is no exposure to structured products.

24.	Fair value of assets and liabilities

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Group.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 – Quoted prices (unadjusted) in active market for identical assets or liabilities that the Company can access at the measurement date

●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, and

●	Level 3 – Unobservable inputs for the asset or liability.

51

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Fair value of assets and liabilities

Fair value measurement (Continued)

Assets measured at fair value

The following table shows an analysis of each class of assets measured at fair value at the reporting date:

	Fair value measurements at the reporting date using
	Quoted prices in active markets for identical instruments (Level 1)	Significant observable inputs other than quoted prices (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$	US$	US$	US$
June 30,2024
Financial assets:
Financial asset, FVPL	-	-	247,826	247,826
Derivative financial instruments	-	22,395	-	22,395
Digital assets	18,587,381	-	2,985,222	21,572,603
USDC	1,253,301	-	-	1,253,301
	19,840,682	22,395	3,233,048	23,096,125

Financial liabilities:
Derivative financial instruments	-	22,395	-	22,395

June 30,2023
Financial assets:
Financial assets, FVPL	-	-	259,114	259,114
Derivative financial instruments	-	102,744	-	102,744
Digital assets	13,936,889	-	-	13,936,889
USDC	2,832,988	-	-	2,832,988
	16,769,877	102,744	259,114	17,131,735

Financial liabilities:
Derivative financial instruments	-	102,744	-	102,744

Financial assets, FVPL

The fair value measurement of the investment in Signum Capital Investment VVC-Sub Fund (“Signum”) (Note 6) is based on the net asset value of Signum provided by the fund administrator without adjustment. There have been no changes in the valuation techniques of the financial instrument during the financial and prior financial year.

There were no transfers between Level 2 and 3 during the financial and prior financial year.

52

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Fair value of assets and liabilities (Continued)

Fair value measurement (Continued)

Derivative financial instruments

The fair value of the put and call option is measured on a recurring basis by referencing to the spot price of underlying digital assets, which the Group considers to be a Level 2 fair value input.

Digital assets and USDC

Digital assets measured at fair value less costs to sell. The digital assets are adjusted to fair value only when an impairment is recognised, or the underlying asset is held for sale. Fair value is measured using the quoted price of the digital asset at the time its fair value is being measured, which is measured on a daily basis. This valuation represents a Level 1 and 2 classification within the fair value hierarchy.

The principal market will be the market with the greatest volume and level of activity for the digital assets which the Company holding the digital assets can access. In other words, the principal market is the market predominantly used by the Company to transact its digital assets.

Assets and liabilities not measured at fair value

Cash and cash equivalents, other receivables and other payables

The carrying amount of these balances approximate their fair value due to the short-term nature of these balances.

Trade receivables and trade payables

The carrying amount of these receivables and payables approximate their fair value as they are subject to normal trade credit terms.

Lease liabilities and loans from related parties

The carrying amount of these balances approximate their fair value as they are subject to interest rates close to market rate of interest for similar arrangements with financial institutions.

25.	Segment reporting

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Executive Officers (“CEO”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group operates in a single business segment which is development of digital asset platform and provision of digital asset service and solutions. No operating segments have been aggregated to form the following reportable operating segment.

Geographical information and major customer

The Group’s non-current assets are in Singapore.

53

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	Segment reporting (Continued)

The following table breaks down revenue by geographic location of the Group’s revenue. The geographical location is based on the geographical location where customers is located.

	June 30, 2023	June 30, 2024
	US$	US$
Asia	215,793	1,218,711
North America	746,605	1,212,422
Africa	143,940	855,805
Europe	1,686	188,988
Others	3,337	72,287
	1,111,361	3,548,213

26.	Capital management

The Group manages their capital to ensure that the Group is able to continue as a going concern and maintain an optimal capital structure so as to maximize shareholder’s value. The capital structure of the Group consists of equity attributable to owners of the Company, comprising issued share capital, reserves and accumulated losses as presented in the consolidated statements of changes in equity.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the financial years ended June 30, 2023 and 2024.

27.	Events after reporting period

The Company evaluated all events and transactions that occurred after June 30, 2024 up through December 19, 2024, which is the date that these consolidated financial statements are available to be issued, and there were no other material subsequent events that require disclosure in these consolidated financial statements except below:

On July 2, 2024, the Company incorporated Amber DWM Units Holding Limited, a company incorporated in Cayman Islands and subscribed for 1 ordinary share for a consideration of US$1.

On September 24, 2024, the Company incorporated Amber Premium FZE, a company incorporated in UAE and subscribed for 1 ordinary share for a consideration of US$1.

On November 29, 2024, the Company disposed its wholly-owned subsidiaries, Amber DWM Units Holding Limited and Amber Trading Alfa Limited to its ultimate holding company.

54

ANNEX H

Unaudited Pro Forma Consensed Combined Financial Information

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement and, if not defined in the proxy statement, in the Form 20-F filed with the SEC on June 20, 2024.

Introduction

The following unaudited pro forma condensed combined financial information present the combination of the financial information of iClick Interactive Asia Group Limited (“iClick” or the “Company”) and Amber DWM Holding Limited (“Amber DWM”) adjusted to give effect to the Business Combination. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The Company and Amber DWM have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined balance sheet combines the unaudited consolidated balance sheets of the Company as of June 30, 2024, with the audited consolidated statements of financial position of Amber DWM as of June 30, 2024, giving effect to the Business Combination as if it had been consummated on the balance sheet date.

The unaudited pro forma condensed combined statements of comprehensive loss for the year ended December 31, 2023, combines the audited consolidated statements of comprehensive loss of the Company for the year ended December 31, 2023 and the historical unaudited consolidated statements of profit or loss and other comprehensive loss for the year ended December 31, 2023 of Amber DWM, giving effect to the Business Combination as if it had been consummated on January 1, 2023.

The unaudited pro forma condensed combined statement of comprehensive loss for the six months ended June 30, 2024, combines the unaudited consolidated statements of comprehensive loss of the Company for the six months ended June 30, 2024 and the historical unaudited consolidated statements of profit or loss and other comprehensive loss for the six months ended June 30, 2024 of Amber DWM, giving effect to the Business Combination as if it had been consummated on January 1, 2024.

The unaudited pro forma condensed combined balance sheet was derived from and should be read in conjunction with the following historical financial statements:

•	the Company’s unaudited consolidated balance sheet as of June 30, 2024, as file on Form 6-K furnished to the SEC on November 27, 2024.

•	Amber DWM’s audited consolidated statements of financial position as of June 30, 2024, as included elsewhere in this report.

The unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2023, has been prepared using the following:

•	the Company’s audited consolidated statements of comprehensive loss of the Company for the year ended December 31, 2023, in the Form 20-F filed with the SEC on June 20, 2024.

•	Amber DWM’s unaudited consolidated statements of profit or loss and other comprehensive loss for the year ended December 31, 2023.

The unaudited pro forma condensed combined statement of comprehensive loss for the six months ended June 30, 2024, has been prepared using the following:

•	the Company’s unaudited consolidated statements of comprehensive loss of the Company for the six months ended June 30, 2024, as file on Form 6-K furnished to the SEC on November 27, 2024

•	Amber DWM’s unaudited consolidated statements of profit or loss and other comprehensive loss for the six months ended June 30, 2024.

The unaudited pro forma condensed combined financial information should be read in conjunction with the Company’s and Amber DWM’s financial statements and related notes.

Description of the Business Combination

Pursuant to the agreement and plan of merger, dated as of November 29, 2024 (the “Merger Agreement”) by and among the Company, Overlord Merger Sub Ltd.("Merger Sub"), a Cayman Islands exempted company and a direct, wholly owned subsidiary of iClick and Amber DWM Holding Limited ("Amber DWM"), a Cayman Islands exempted company and the holding entity of Amber Group's digital wealth management business, known as Amber Premium ("Amber Premium"), Merger Sub will merge with and into Amber DWM, with Amber DWM continuing as the surviving entity and becoming a wholly-owned subsidiary of the Company (the "Merger"), and the shareholders of Amber DWM will exchange all of the issued and outstanding share capital of Amber DWM for a mixture of newly issued Class A and Class B ordinary shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933.

Pursuant to the Merger Agreement, Amber DWM agrees to (i) acquire 100% of the equity interests in WhaleFin Markets Limited (“WhaleFin HK”), a company incorporated in Hong Kong, from Amber Global Limited, a Cayman Islands exempted company, for a consideration of US$1 (the “WhaleFin HK Equity Transfer”), and (b) cause its subsidiary Amber Premium FZE (“FZE”) to assume all rights and obligations under all of the active customer contracts to which WhaleFin Technologies Limited ("WFTL") is a party (the “WFTL Assigned Contracts”) (the “WFTL Contract Assignment”, and collectively with the WhaleFin HK Equity Transfer, the “DWM Asset Restructuring”). The completion of the DWM Asset Restructuring is a condition to the completion of the Merger.

Following the consummation and as a result of the Merger, Amber DWM's business will be wholly owned by the Company. Upon completion of the Merger, the Amber DWM shareholders and iClick shareholders (including holders of ADSs), in each case, immediately prior to the Merger, will own approximately 90% and 10%, respectively, of the outstanding shares of the combined company, or 97% and 3% voting power, respectively.

For more information about the Merger, please refer to the report on Form 6-K furnished to the SEC on November 29, 2024.

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse acquisition (reverse merger) in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). Under this method of accounting, the Company will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current shareholders of Amber DWM having a majority of the voting power of the post-combination company, and the relative valuation of Amber DWM compared to the Company. Accordingly, for accounting purposes, the Business Combination using the acquisition method of accounting in reverse acquisition will be treated as the equivalent of Amber DWM issuing shares for the acquisition of the Company, accompanied by a recapitalization. Goodwill as of the balance sheet date is measured as the excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired. The fair values assigned to the Company’s net tangible and identifiable intangible assets acquired and liabilities assumed are determined by the net assets values of net tangible and identifiable intangible assets acquired and liabilities. The estimated fair values of these assets acquired and liabilities assumed are considered preliminary. The final purchase consideration and the allocation of the purchase consideration will differ from that reflected in the unaudited pro forma condensed combined financial information, and amounts would be finalized following the completion of the acquisition.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma condensed combined statement of comprehensive loss, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. Amber DWM and the Company have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The shares outstanding and weighted average shares outstanding as presented in the pro forma condensed combined financial statements includes re-designation of all ICLK Class A Shares and ICLK Class B Shares in the authorized share capital of ICLK to be re-designated as New Ordinary Shares immediately prior to the Effective Time, the issuance of 372,265,357 Class A Ordinary Shares of the Company and 36,318,335 Class B Ordinary Shares of the Company to the shareholders of Amber DWM, which is calculated based on the number of outstanding ICLK equity securities as of November 29, 2024.

As a result of the Business Combination and immediately following the closing of the Business Combination, shareholders of Amber DWM own approximately 90% of the post-combination company outstanding ordinary shares, and the shareholders of the Company own approximately 10% of the outstanding post-combination company ordinary shares.

PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2024
(UNAUDITED)

(US$’000, except share data and per share data, or otherwise noted)	(A) iClick Interactive Asia Group Limited	(B) Amber DWM Holding Limited	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Current Assets
Cash and cash equivalents	44,825	4,899	49,724	4,958	(1)	47,440
				(7,242)	(2)
Time deposits	123	—	123	—		123
Restricted cash	25,291	—	25,291	—		25,291
Financial assets at fair value through profits or loss	—	248	248	—		248
Digital assets receivable from related parties	—	—	—	16,449	(1)	16,449
Digital assets held in segregated customer accounts	—	—	—	472,489	(1)	472,489
Funds held in segregated customer accounts	—	—	—	1,525	(1)	1,525
Short-term investments	2,147	—	2,147	—		2,147
Amount due from an equity investee	6	—	6	—		6
Accounts receivable, net of allowance for credit losses of US$1,558 as of June 30, 2024	11,210	6	11,216	45,595	(1)	56,811
Rebate receivable	676	—	676	—		676
Prepaid media costs	6,106	—	6,106	—		6,106
Digital assets held	—	43,719	43,719	12,661	(1)	26,210
				(30,170)	(5)
Derivative financial instruments	—	22	22	—		22
Other current assets, net of allowance for credit losses of US$nil as of June 30, 2024, respectively	6,878	12,485	19,363	35,327	(1)	43,811
				833	(2)
				(11,712)	(5)
Discontinued operations	54,454	—	54,454	(54,454)	(3)	—
Total current assets	151,716	61,379	213,095	486,259		699,354
Non-current assets
Investment in an equity investee	182	—	182	—		182
Other long-term investments	3,179	—	3,179	—		3,179
Intangible assets, net	—	16,984	16,984	—		16,984
Right-of-use assets, net	42	—	42	—		42
Goodwill	—	—	—	26,946	(4)	26,946
Other assets	324	—	324	1,042	(2)	1,366
Discontinued operations	112	—	112	(112)	(3)	—
Total non-current assets	3,839	16,984	20,823	27,876		48,699
Total assets	155,555	78,363	233,918	514,135		748,053

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the Company of US$666 as of June 30, 2024)	3,310	948	4,258	—		4,258
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiaries without recourse to the Company of US$nil as of June 30, 2024)	7,570	—	7,570	—	(1)	7,570
Lending collateral due to clients	—	—	—	23,053	(1)	23,053
Liabilities due to customers	—	41,986	41,986	504,224	(1)	546,210
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$786 as of June 30, 2024)	13,970	39,791	53,761	47,113	(1)	58,992
				(41,882)	(5)
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$55 as of June 30, 2024)	736	—	736	—		736
Bank borrowings (including bank borrowing of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,951 as of June 30, 2024)	36,932	—	36,932	—		36,932
Borrowing from externals	—	—	—	10,955	(1)	10,955
Derivative financial instruments	—	22	22	—		22
Income tax payable (including income tax payable of the consolidated VIE and its subsidiaries without recourse to the Company of US$433 as of June 30, 2024)	1,554	—	1,554	—		1,554
Discontinued operations	56,607	—	56,607	(56,607)	(3)	—
Total current liabilities	120,679	82,747	203,426	486,856		690,282
Non-current liabilities
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$22 as of June 30, 2024)	205	—	205	—		205
Deferred tax liabilities (including deferred liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$nil as of June 30, 2024)	(12)	—	(12)	—		(12)
Accrued liabilities and other liabilities	28	—	28	—		28
Discontinued operations	1,463	—	1,463	(1,463)	(3)	—
Total non-current liabilities	1,684	—	1,684	(1,463)		221
Total liabilities	122,363	82,747	205,110	485,393		690,503
Equity
Ordinary shares – Class A (1,191,000,000 shares authorized as of June 30, 2024; 417,663,545 shares issued and outstanding as of June 30, 2024, respectively)	39	—	39	(39)	(4)	418
				418	(4)
Ordinary shares – Class B (109,000,000 shares authorized as of June 30, 2024; 36,318,335 shares issued and outstanding as of June 30, 2024, respectively)	5	—	5	(5)	(4)	36
				36	(4)
Share Capital	—	13,500	13,500	—		13,500
Treasury shares (218,396 shares as of June 30, 2024)	(39)	—	(39)	39	(4)	—
Additional paid-in capital	502,886	—	502,886	(2,983)	(2)	58,871
				3,504	(3)
				(502,886)	(4)
				(3,504)	(4)
				61,854	(4)
Capital reserve	—	6,074	6,074	—		6,074
Statutory reserves	81	—	81	(81)	(4)	—
Accumulated other comprehensive losses	(4,082)	—	(4,082)	4,082	(4)	—
Accumulated deficit	(467,032)	(23,958)	(490,990)	3,659	(1)	(22,683)
				(2,384)	(2)
				467,032	(4)
Total iClick Interactive Asia Group Limited shareholders’ equity	31,858	(4,384)	27,474	28,742		56,216
Non-controlling interests	1,334	—	1,334	—		1,334
Total equity	33,192	(4,384)	28,808	28,742		57,550
Total liabilities and equity	155,555	78,363	233,918	514,135		748,053

(A)	Derived from the Company’s unaudited balance sheets of June 30, 2024.
(B)	Derived from the audited consolidated statements of financial position of Amber DWM Holding Limited of June 30, 2024.
(1)	Reflects the unaudited statements of financial position as of June 30, 2024 for WFTL Contract Assignment.
(2)	Reflect the transaction costs expected to be incurred by the Company, for legal, Merger & Acquisition consulting fee, accounting, advisory, and printing fees incurred as part of the Business Combination. None of these fees has been incurred as of the pro forma balance sheet date.
(3)	To exclude the discontinued operations in the Company.
(4)	To reflect recapitalization of Amber DWM through (a) the contribution of all share capital in Amber DWM to the Company, (b) the issuance of 408,583,692 Company's shares in connection with the Business Combination, and (c) the excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired will be recorded as goodwill.
(5)	To eliminate the intercompany balances between Amber DWM Holding Limited and WFTL Contract Assignment.

PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2023
(UNAUDITED)

(US$’000, except share data and per share data, or otherwise noted)	(A) iClick Interactive Asia Group Limited	(B) Amber DWM Holding Limited	Transaction Accounting Adjustments	Note	Pro Forma Combined
Net revenues – the Company	36,051	—	—		36,051
Net revenues – Amber DWM	—	2,756	8,020	(1)	10,776
			(72)	(2)	(72)
Cost of revenues	(16,970)	(1,624)	(2,011)	(1)	(20,605)
	—	—	72	(2)	72
Gross profit	19,081	1,132	6,009		26,222
Operating expenses
Research and development expenses	(923)	(362)	(2,388)	(1)	(3,673)
Sales and marketing expenses	(17,280)	(10)	(49)	(1)	(17,339)
General and administrative expenses	(10,838)	(3,745)	(4,669)	(1)	(19,252)
Impairment of long-lived assets	(1,310)	—	—		(1,310)
Total operating expenses	(30,351)	(4,117)	(7,106)		(41,574)
Operating loss	(11,270)	(2,985)	(1,097)		(15,352)
Interest income	1,162	—	—		1,162
Interest expense	(193)	(100)	—		(293)
Other losses, net	(2,299)	(94)	14	(1)	(2,379)
Unrealized change in fair value of digital assets - related party's loan	—	(9,650)	—	(5)	(9,650)
Loss before share of loss from an equity investee and income tax expense	(12,600)	(12,829)	(1,083)		(26,512)
Share of loss from an equity investee	(61)	—	—		(61)
Income tax expense	(658)	—	—		(658)
Net loss from continuing operations	(13,319)	(12,829)	(1,083)		(27,231)
Net loss attributable to non-controlling interests	103	—	—		103
Net loss from continuing operations attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(13,216)	(12,829)	(1,083)		(27,128)
Discontinued Operations
Loss from operations of discontinued operations	(25,562)	—	25,562	(3)	—
Income tax credit	11	—	(11)	(3)	—
Net loss from discontinued operations	(25,551)	—	25,551		—
Net loss from discontinued operations attributable to non-controlling interests	77	—	(77)	(3)	—
Net loss from discontinued operations attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(25,474)	—	25,474		—
Net loss	(38,870)	(12,829)	24,468		(27,231)
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(38,690)	(12,829)	24,391		(27,128)

Net loss from continuing operations	(13,319)	(12,829)	(1,083)		(27,231)
Other comprehensive loss:
Change in net retirement benefits plan – prior service cost	(32)	—	—		(32)
Foreign currency translation adjustment, net of US$nil tax	(379)	—	—		(379)
Comprehensive loss from continuing operations	(13,730)	(12,829)	(1,083)		(27,642)
Comprehensive loss attributable to non-controlling interests	156	—	—		156
Comprehensive loss from continuing operations attributable to iClick Interactive Asia Group Limited	(13,574)	(12,829)	(1,083)		(27,486)

Net loss from discontinued operations	(25,551)	—	25,551		—
Other comprehensive income:
Foreign currency translation adjustment, net of US$nil tax	376	—	(376)	(3)	—
Comprehensive loss from discontinued operations	(25,175)	—	25,175		—
Comprehensive loss from discontinued operations attributable to non-controlling interests	76	—	(76)	(3)	—
Comprehensive loss from discontinued operations attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(25,099)	—	25,099		—
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(38,673)	(12,829)	24,016		(27,486)

Net loss from continuing operations per ADS attributable to iClick Interactive Asia Group Limited’s ordinary shareholders
— Basic	(1.29)				(0.30)
— Diluted	(1.29)				(0.30)

Net loss from discontinued operations per ADS attributable to iClick Interactive Asia Group Limited’s ordinary shareholders
— Basic	(2.49)				—
— Diluted	(2.49)				—

Net loss per ADS attributable to iClick Interactive Asia Group Limited’s ordinary shareholders
— Basic	(3.78)				(0.30)
— Diluted	(3.78)				(0.30)

Weighted average number of ADS used in per share calculation:
— Basic	10,223,660		81,716,738	(4)	91,940,398
— Diluted	10,223,660		81,716,738	(4)	91,940,398

(A)	Derived from the Company’s audited consolidated statements of comprehensive loss of the Company for the year ended December 31, 2023.

(B)	Derived from the unaudited consolidated statements of profit or loss and other comprehensive loss for the year ended December 31, 2023 of Amber DWM Holding Limited.

(1)	Reflects the unaudited consolidated statements of profit or loss and other comprehensive loss for the year ended December 31, 2023 for WFTL Contract Assignment.

(2)	To eliminate the intercompany transactions between Amber DWM Holding Limited and WFTL Contract Assignment.

(3)	To exclude the discontinued operations in the Company.

(4)	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the business combination occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period.

The following summarizes the number of Company Ordinary Shares outstanding (in ADS) at the Closing Date:

Actual Ownership
Weighted average shares calculation, basic and diluted in ADS
The Company's outstanding shares	10,223,660
Shares issued to Amber DWM's shareholders in Business Combination	81,716,738
Weighted average shares for EPS calculation, basic and diluted in ADS	91,940,398
Percentage of shares owned by existing shareholders of Amber DWM	89%
Percentage of shares owned by existing holders of the Company	11%

(5)	Represents the change in fair value of a related party loan during the fiscal year. The related party loan is in cryptocurrency, unsecured, bearing interest at 3.00% per annum and repayable in 12 months term. It would be waived by the related party prior to the Merger.

PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE LOSS
FOR THE SIX MONTHS ENDED JUNE 30, 2024
(UNAUDITED)

(US$’000, except share data and per share data, or otherwise noted)	(A) iClick Interactive Asia Group Limited	(B) Amber DWM Holding Limited	Transaction Accounting Adjustments	Note	Pro Forma Combined
Net revenues – the Company	14,220	—	—		14,220
Net revenues – Amber DWM	—	1,856	16,856	(1)	18,712
			(83)	(2)	(83)
Cost of revenues	(6,124)	(1,069)	(5,640)	(1)	(12,833)
			83	(2)	83
Gross profit	8,096	787	11,216		20,099
Operating expenses
Research and development expenses	(311)	(245)	(2,734)	(1)	(3,290)
Sales and marketing expenses	(4,381)	(5)	(40)	(1)	(4,426)
General and administrative expenses	(7,704)	(3,675)	(4,971)	(1)	(18,734)
			(2,384)	(5)
Total operating expenses	(12,396)	(3,925)	(10,129)		(26,450)
Operating loss	(4,300)	(3,138)	1,087		(6,351)
Interest income	598	—	—		598
Interest expense	(32)	(68)	—		(100)
Other gains, net	2,560	93	38	(1)	2,691
Unrealized change in fair value of digital assets - related party's loan	—	(7,972)	—	(6)	(7,972)
Loss before share of loss from an equity investee and income tax expense	(1,174)	(11,085)	1,125		(11,134)
Share of loss from an equity investee	(37)	—	—		(37)
Income tax expense	(58)	—	—		(58)
Net loss from continuing operations	(1,269)	(11,085)	1,125		(11,229)
Net loss attributable to non-controlling interests	111	—	—		111
Net loss from continuing operations attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(1,158)	(11,085)	1,125		(11,118)
Discontinued Operations
Loss from operations of discontinued operations	(7,666)	—	7,666	(3)	—
Income tax expense	(23)	—	23	(3)	—
Gain on disposal of discontinued operations	2,585	—	(2,585)	(3)	—
Net loss from discontinued operations	(5,104)	—	5,104		—
Net loss from discontinued operations attributable to non-controlling interests	32	—	(32)	(3)	—
Net loss from discontinued operations attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(5,072)	—	5,072		—
Net loss	(6,373)	(11,085)	6,229		(11,229)
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(6,230)	(11,085)	6,197		(11,118)

Net loss from continuing operations	(1,269)	(11,085)	1,125		(11,229)
Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax	(13)	—	—		(13)
Comprehensive loss from continuing operations	(1,282)	(11,085)	1,125		(11,242)
Comprehensive loss attributable to non-controlling interests	111	—	—		111
Comprehensive loss from continuing operations attributable to iClick Interactive Asia Group Limited	(1,171)	(11,085)	1,125		(11,131)

Net loss from discontinued operations	(5,104)	—	5,104		—
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of US$nil tax	—	—	—		—
Comprehensive loss from discontinued operations	(5,104)	—	5,104		—
Comprehensive loss from discontinued operations attributable to non-controlling interests	32	—	(32)	(3)	—
Comprehensive loss from discontinued operations attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(5,072)	—	5,072		—
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(6,243)	(11,085)	6,197		(11,131)

Net loss from continuing operations per ADS attributable to iClick Interactive Asia Group Limited’s ordinary shareholders
— Basic	(0.12)				(0.12)
— Diluted	(0.12)				(0.12)

Net loss from discontinued operations per ADS attributable to iClick Interactive Asia Group Limited’s ordinary shareholders
— Basic	(0.51)				—
— Diluted	(0.51)				—

Net loss per ADS attributable to iClick Interactive Asia Group Limited’s ordinary shareholders
— Basic	(0.63)				(0.12)
— Diluted	(0.63)				(0.12)

Weighted average number of ADS used in per share calculation:
— Basic	9,955,943		81,716,738	(4)	91,672,681
— Diluted	9,955,943		81,716,738	(4)	91,672,681

(A)	Derived from the Company’s unaudited consolidated statements of comprehensive loss of the Company for the six months ended June 30, 2024.

(B)	Derived from the unaudited consolidated statements of profit or loss and other comprehensive loss for the six months ended June 30, 2024 of Amber DWM Holding Limited.

(1)	Reflects the unaudited consolidated statements of profit or loss and other comprehensive loss for the six months ended June 30, 2024 for WFTL Contract Assignment.

(2)	To eliminate the intercompany transactions between Amber DWM Holding Limited and WFTL Contract Assignment.

(3)	To exclude the discontinued operations in the Company.

(4)	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the business combination occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period.

The following summarizes the number of Company Ordinary Shares outstanding (in ADS) at the Closing Date:

Actual Ownership
Weighted average shares calculation, basic and diluted in ADS
The Company's outstanding shares	9,955,943
Shares issued to Amber DWM's shareholders in Business Combination	81,716,738
Weighted average shares for EPS calculation, basic and diluted in ADS	91,672,681
Percentage of shares owned by existing shareholders of Amber DWM	89%
Percentage of shares owned by existing holders of the Company	11%

(5)	Reflect the transaction costs expected to be incurred by the Company, for legal, Merger & Acquisition consulting fee, accounting, advisory, and printing fees incurred as part of the Business Combination.

(6)	Represents the change in fair value of a related party loan during the fiscal year. The related party loan is in cryptocurrency, unsecured, bearing interest at 3.00% per annum and repayable in 12 months term. It would be waived by the related party prior to the Merger.

COMPARATIVE HISTORICAL AND UNAUDITED
PRO FORMA COMBINED PER SHARE FINANCIAL INFORMATION

The following table sets forth summary historical comparative share information for the Company and Amber DWM, respectively, and unaudited pro forma condensed combined per share information after giving effect to the Business Combination and other events contemplated by the Business Combination Agreement presented under ordinary shares outstanding at the Closing Date:

The net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since June 30, 2024.

This information is only a summary and be read in conjunction with the historical financial statements of the Company and Amber DWM and related notes that are included elsewhere in this report. The unaudited pro forma combined per share information of the Company and Amber DWM is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this report.

The unaudited pro forma combined loss per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the period presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of the Company and Amber DWM would have been had the companies been combined during the period presented.

December 31, 2023	Amber DWM Holding Limited	The Company	Pro Forma Combined
Net loss from continuing operations attributable to ordinary shareholders (US$'000)	(12,829)	(13,216)	(27,128)
Shareholder's equity (US$'000)	(3,800)	37,125	53,297
Book value per ADS - basic and diluted (US$)	(0.05)	3.63	0.58
Basic and diluted weighted average shares outstanding in ADS	81,716,738	10,223,660	91,940,398
Basic and diluted net loss per share in ADS (US$)	(0.16)	(1.29)	(0.30)

(1)      Book value per share = total equity/common shares outstanding in ADS

June 30, 2024	Amber DWM Holding Limited	The Company	Pro Forma Combined
Net loss from continuing operations attributable to ordinary shareholders (US$'000)	(11,085)	(1,158)	(11,118)
Shareholder's equity (US$'000)	(4,384)	31,858	56,216
Book value per ADS - basic and diluted (US$)	(0.05)	3.20	0.61
Basic and diluted weighted average shares outstanding in ADS	81,716,738	9,955,943	91,672,681
Basic and diluted net loss per share in ADS (US$)	(0.14)	(0.12)	(0.12)

(1)      Book value per share = total equity/common shares outstanding in ADS